
10012205


MarketAxess®


Received SEC
MAY 06 2010
Washington, DC 20549

Letter to Stockholders

Notice of Meeting and Proxy Statement for our
2010 Annual Meeting of Stockholders

2009 Annual Report on Form 10-K

Dear Fellow Stockholders and Clients:

Our 2009 full year results show accelerating growth rates, benefiting from our strategy during the credit crisis to broaden and diversify our business. Credit market trading conditions improved dramatically during the year and we were in the right position to seize the opportunity. Sequential quarterly growth was especially strong throughout 2009, creating attractive momentum as we begin 2010.

The post-crisis changes taking place in the credit markets are likely to be favorable for electronic trading. Transaction activity is significantly higher, increasing the need for efficient means of execution. More dealers have entered the credit trading space and investors are accessing their prices electronically. Finally, regulators are increasingly focused on open, electronic means of execution in order to improve their ability to provide sound oversight of financial markets.

Our financial strength is highlighted by our strong balance sheet and valuable cash flow, even during periods of market distress. 2009 serves as a reminder of the attractive operating leverage in our business, with revenues up 23% and expenses up just 4%, driving pre-tax earnings growth of 134%.

Investors responded to our expanded product and liquidity offering with increased inquiries and trading volumes throughout the year. Our new product and dealer mix also contributed to significantly higher fee capture per million traded, resulting in an 84% increase in variable transaction fees. In addition, new large dealers on the trading system have replaced lost distribution fees from dealer failures and mergers during the credit crisis.

Some of our financial highlights for 2009 include:

- Record total revenues of $114.4 million, up 22.9% from 2008;
- Transaction fees of $52.8 million, up 81.4% from 2008;
- Pre-tax income was a record $30.0 million, an increase of 134.1%;
- Net income increased by 103.8% to $16.1 million, or $0.42 per share on a diluted basis, nearly doubling the $0.22 per share earned during 2008;
- Free cash flow for the year was $36.5 million and year-end cash balances were $174.3 million, up from $142.6 million at year-end 2008.
- Operating margins increased to 26.3% from 13.8% in 2008

Credit market conditions improved substantially during the year from the crisis levels of 2008:

- Credit spreads as measured by the Credit Suisse LUCI index declined from 517 basis points at year-end 2008 to 122 basis points at year-end 2009, reflecting a normalization of credit market conditions;
- Credit spread volatility as measured by the Credit Suisse LUCI index, while still elevated, declined from 12.1% at year-end 2008 to 5.1% at year-end 2009;
- New issuance grew from $255.2 billion in the second half of 2008 to $354.8 billion in the second half of 2009;
- Flows into taxable bond funds and corporate bond ETF's beginning in the second quarter were robust compared to historic levels. Total inflows for 2009 were $332.2 billion compared to only $31.4 billion in 2008.

As a result, overall market trading volumes have been strong. High-grade secondary market volumes as measured by FINRA TRACE increased to $2,865 billion in 2009 compared to $2,028 billion in 2008. Credit market volumes have remained strong in the early part of 2010.

We continued to grow our trading network during 2009 with the addition of new liquidity providers and institutional investor clients. We have expanded the technology solutions available to market participants and grown our hybrid execution capabilities.

Our business highlights for 2009 include:

- The number of investor client inquiries increased 56% compared to 2008;
- We significantly expanded the dealer counterparties available to our institutional investor clients, adding 14 new market-making dealers in the U.S. and five in Europe, bringing our global dealer group to 67 participants;
- Total trading volumes were up 32% for the year, with increases in all three reporting categories;
- Variable fee capture per million traded was up 37%;
- We received a total of five patents in 2009 from the U.S. Patent and Trademark Office, creating a valuable asset for our intellectual property and trading protocols covering electronic execution in OTC credit markets;
- We were recognized by *Credit* magazine as the "Best Trading Platform (Multi-Dealer to Client)" in the U.S. and "Best e-Trading Platform for Corporate Bonds and CDS" in Europe;
- We initiated the Company's first regular quarterly cash dividend in the fourth quarter of 2009.

The credit crisis highlighted unacceptable levels of derivative market counterparty risk and shortcomings in market transparency that have resulted in a number of regulatory reform proposals. We believe that the proposals currently under consideration in the U.S. Congress have the potential to favorably affect the role of electronic trading in this large and important market. The proposed reforms include requirements for centralized clearing, greater transparency and electronic trading of standardized derivative contracts. We are closely following the progress of regulatory reform initiatives in both the U.S. and Europe and their potential impact on the way derivatives are traded.

In summary, our 2009 operating results reflect the strong market position we have established for electronic credit trading. I believe our unique technology assets, broad institutional trading network and independent ownership structure will continue to serve our shareholders well as we pursue a large and expanding set of opportunities in fixed income markets.

Sincerely,



Richard M. McVey
Chairman of the Board and Chief Executive Officer
April 9, 2010


MarketAxess

MarketAxess Holdings Inc.
299 Park Avenue, 10th Floor
New York, New York 10171

April 28, 2010

To the Stockholders of MarketAxess Holdings Inc.:

You are invited to attend the 2010 Annual Meeting of Stockholders (the "*Annual Meeting*") of MarketAxess Holdings Inc. (the "Company") scheduled for Thursday, June 3, 2010, at 10:00 a.m., Eastern Daylight Time, at the InterContinental New York Barclay Hotel, 111 East 48th Street, New York, New York 10017. The Company's Board of Directors and management look forward to seeing you.

Details of the business to be conducted at the Annual Meeting are given in the attached Notice of Annual Meeting and Proxy Statement, which you are urged to read carefully.

Enclosed you will find a Notice of Annual Meeting of Stockholders containing a description of the items of business expected to be covered at the Annual Meeting, our proxy statement, a proxy card and our Annual Report on Form 10-K for the year ended December 31, 2009.

Your vote is important to us. Whether or not you plan to attend the Annual Meeting in person, your shares should be represented and voted. After reading the enclosed proxy statement, please cast your vote via the Internet or telephone or complete, sign, date and return the proxy in the pre-addressed envelope that we have included for your convenience. If you hold your shares in a stock brokerage account, please check your proxy card or contact your broker or nominee to determine whether you will be able to vote via the Internet or by telephone.

On behalf of the Board of Directors, thank you for your continued support.

Sincerely,

Richard M. McVey
Chairman and Chief Executive Officer

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MarketAxess Holdings Inc.

299 Park Avenue, 10th Floor
New York, New York 10171

NOTICE OF
2010 ANNUAL MEETING OF STOCKHOLDERS

To the Stockholders of MarketAxess Holdings Inc.:

NOTICE IS HEREBY GIVEN that the 2010 Annual Meeting of Stockholders (the "*Annual Meeting*") of MarketAxess Holdings Inc., a Delaware corporation (the "*Company*"), will be held on Thursday, June 3, 2010, at 10:00 a.m., Eastern Daylight Time, at the InterContinental New York Barclay Hotel, 111 East 48th Street, New York, New York 10017.

At the Annual Meeting we will:

1. vote to elect the 11 nominees named in the attached Proxy Statement as members of the Company's Board of Directors for terms expiring at the 2011 Annual Meeting of Stockholders;

2. vote to ratify the appointment of PricewaterhouseCoopers LLP as the Company's independent registered public accounting firm for the year ending December 31, 2010; and

3. transact such other business as may properly come before the Annual Meeting or any adjournment or postponement thereof.

These items are more fully described in the Company's Proxy Statement accompanying this Notice.

The record date for the determination of the stockholders entitled to notice of, and to vote at, the Annual Meeting, or any adjournment or postponement thereof, was the close of business on April 6, 2010. You have the right to receive this Notice and vote at the Annual Meeting if you were a stockholder of record at the close of business on April 6, 2010. Please remember that your shares cannot be voted unless you cast your vote by one of the following methods: (1) vote via the Internet or call the toll-free number as indicated on the proxy card; (2) sign and return a paper proxy card; or (3) vote in person at the Annual Meeting.

By Order of the Board of Directors,



Charles Hood
General Counsel and Corporate Secretary

New York, New York
April 28, 2010

YOUR VOTE IS VERY IMPORTANT, REGARDLESS OF THE NUMBER OF SHARES YOU OWN. PLEASE READ THE ATTACHED PROXY STATEMENT CAREFULLY AND COMPLETE AND SUBMIT YOUR PROXY CARD VIA THE INTERNET OR SIGN AND DATE YOUR PAPER PROXY CARD AS PROMPTLY AS POSSIBLE AND RETURN IT IN THE ENCLOSED ENVELOPE. ALTERNATIVELY, YOU MAY BE ABLE TO SUBMIT YOUR PROXY BY TOUCH-TONE PHONE AS INDICATED ON THE PROXY CARD.

TABLE OF CONTENTS

GENERAL INFORMATION	1
SOLICITATION OF PROXIES	2
VOTING	2
AVAILABILITY OF CERTAIN DOCUMENTS	4
PROPOSAL 1 — ELECTION OF DIRECTORS	5
CORPORATE GOVERNANCE AND BOARD MATTERS	11
PROPOSAL 2 — RATIFICATION OF SELECTION OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	17
REPORT OF THE AUDIT COMMITTEE OF THE BOARD OF DIRECTORS	18
SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT	20
EXECUTIVE OFFICERS	23
COMPENSATION DISCUSSION AND ANALYSIS	24
REPORT OF THE COMPENSATION COMMITTEE OF THE BOARD OF DIRECTORS	46
COMPENSATION RISK ASSESSMENT	47
EXECUTIVE COMPENSATION	48
CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS	59
OTHER MATTERS	60

MarketAxess Holdings Inc.

299 Park Avenue, 10th Floor
New York, New York 10171

PROXY STATEMENT for the 2010 ANNUAL MEETING OF STOCKHOLDERS To Be Held On June 3, 2010

GENERAL INFORMATION

This Proxy Statement is furnished in connection with a solicitation of proxies by the Board of Directors (the "*Board*" or "*Board of Directors*") of MarketAxess Holdings Inc., a Delaware corporation ("*MarketAxess*," the "*Company*," "*we*" or "*our*"), to be used at our 2010 Annual Meeting of Stockholders (the "*Annual Meeting*") scheduled for Thursday, June 3, 2010, at 10:00 a.m., Eastern Daylight Time ("*EDT*"), at the InterContinental New York Barclay Hotel, 111 East 48th Street, New York, New York 10017.

This Proxy Statement and the accompanying Notice of Annual Meeting of Stockholders and proxy card are first being mailed to stockholders on or about April 30, 2010. Whenever we refer in this Proxy Statement to the "Annual Meeting," we are also referring to any meeting that results from any postponement or adjournment of the June 3, 2010 meeting.

Holders of record of our common stock, par value $0.003 per share ("*Common Stock*"), and Series B preferred stock, par value $0.001 per share ("*Series B Preferred Stock*"), at the close of business on April 6, 2010 (the "*Record Date*"), are entitled to notice of, and to vote at the Annual Meeting. On that date, there were 35,795,665 shares entitled to be voted, consisting of 32,295,665 shares of Common Stock outstanding and 3,500,000 shares of Common Stock issuable upon conversion of the 35,000 shares of Series B Preferred Stock outstanding.

We encourage you to vote your shares, either by voting in person at the Annual Meeting or by granting a proxy (*i.e.*, authorizing someone to vote your shares). If you vote via the internet or telephone or execute the attached paper proxy card, the individuals designated will vote your shares according to your instructions. If any matter other than Proposals 1 or 2 listed in the Notice of Annual Meeting of Stockholders is presented at the Annual Meeting, the designated individuals will, to the extent permissible, vote all proxies in the manner that the Board may recommend or, in the absence of such recommendation, in the manner they perceive to be in the best interests of the Company.

If you indicate when voting via the Internet that you wish to vote as recommended by the Board or if you execute the enclosed paper proxy card but do not give instructions, your proxy will be voted as follows: FOR the election of the nominees for director named herein, FOR ratification of the appointment of PricewaterhouseCoopers LLP as our independent registered public accounting firm for the year ending December 31, 2010, and in accordance with the best judgment of the persons appointed as proxies with respect to any other matters which properly come before the Annual Meeting. If your shares are held in a stock brokerage account or by a bank or other nominee see the information under the heading *Voting — Broker authority to vote*.

Information on how you may vote at the Annual Meeting (such as granting a proxy that directs how your shares should be voted, or attending the Annual Meeting in person), as well as how you can revoke a proxy, is contained in this Proxy Statement under the headings *Solicitation of Proxies* and *Voting*.

The rules of the Securities and Exchange Commission (the "*SEC*") require us to notify all stockholders, including those stockholders to whom we have mailed proxy materials, of the availability of our proxy materials through the Internet.

Important Notice Regarding the Availability of Proxy Materials for the Stockholder Meeting to be held on June 3, 2010

Our Proxy Statement and 2009 Annual Report to Stockholders are available at https://materials.proxyvote.com/57060D

SOLICITATION OF PROXIES

General

The attached proxy card allows you to instruct the designated individuals how to vote your shares. You may vote in favor of, against, or abstain from voting on any proposal. In addition, with respect to Proposal 1 (the election of directors), you may, if you desire, indicate on the proxy card that you are not authorizing the designated individuals to vote your shares for one or more of the nominees.

Solicitation

We will bear the entire cost of solicitation, including the preparation, assembly, printing and mailing of this Proxy Statement, the proxy card and any additional soliciting materials furnished to stockholders. Copies of solicitation materials will be furnished to brokerage houses, fiduciaries and custodians holding shares in their names that are beneficially owned by others so that they may forward the solicitation materials to such beneficial owners. In addition, we may reimburse such persons for their costs of forwarding the solicitation materials to such beneficial owners. The original solicitation of proxies by mail may be supplemented by solicitation by telephone or other means by our directors, officers, employees or agents. No additional compensation will be paid to these individuals for any such services. Except as described above, we do not presently intend to solicit proxies other than by mail.

VOTING

Stockholders entitled to vote and shares outstanding

Each stockholder is entitled to one vote for each share of Common Stock held on each matter submitted to a vote at the Annual Meeting. As of the Record Date, 32,295,665 shares of Common Stock were outstanding and entitled to be voted at the Annual Meeting.

As of the Record Date, the 35,000 outstanding shares of Series B Preferred Stock were convertible into 3,500,000 shares of Common Stock. Holders of Series B Preferred Stock will vote together with the holders of Common Stock as a single class on all matters which are voted upon by the stockholders. Each holder of shares of Series B Preferred Stock is entitled to the number of votes equal to the number of shares of Common Stock into which all shares of Series B Preferred Stock held by such holder could then be converted at the Record Date.

As of the Record Date, there were 35,795,665 shares entitled to vote at the Annual Meeting.

How to vote

Submitting a proxy via mail, the Internet or telephone

If you hold your shares through a stock broker, nominee, fiduciary or other custodian, you may vote by calling the toll-free telephone number listed on the proxy card or visiting the website address listed on the proxy card. If you choose to submit your proxy with voting instructions by telephone or through the Internet, you will be required to provide your assigned control number noted on the notice before your proxy will be accepted. In addition to the instructions that appear on the notice, step-by-step instructions will be provided by recorded telephone message or at the designated website on the Internet. Votes submitted by telephone or via the Internet must be received by 11:59 p.m., EDT, on June 2, 2010 in order for them to be counted at the Annual Meeting.

If you are a stockholder of record, or otherwise received a printed copy of the proxy materials, you may submit your proxy with voting instructions by mail by following the instructions set forth on the proxy card included with the proxy materials. Specifically, if you are a stockholder of record on the Record Date, you may vote by mailing your proxy card, with voting instructions, to the address listed on your proxy card.

Voting your shares in person at the Annual Meeting

For Shares Directly Registered in the Name of the Stockholder: You may vote in person at the Annual Meeting; however, we encourage you to vote by proxy card or the Internet even if you plan to attend the meeting. If you plan to attend the Annual Meeting, you will need to bring proof of your ownership of our Common Stock or Series B Preferred Stock as of the close of business on April 6, 2010, the Record Date.

For Shares Registered in the Name of a Brokerage Firm or Bank: You may vote in person at the Annual Meeting; however, you will need to bring an account statement or other acceptable evidence of ownership of Common Stock as of the close of business on April 6, 2010. Alternatively, in order to vote, you may contact the person in whose name your shares are registered and obtain a proxy from that person and bring it to the Annual Meeting.

Revoking a proxy

A proxy that was submitted via the Internet or by telephone may be revoked at any time before it is exercised by (1) executing a later-dated proxy card via the Internet or by telephone or (2) attending the Annual Meeting and voting in person by ballot.

A proxy that was submitted by mail may be revoked at any time before it is exercised by (1) giving written notice revoking the proxy to our General Counsel and Corporate Secretary at MarketAxess Holdings Inc., 299 Park Avenue, 10th Floor, New York, NY 10171, (2) subsequently filing another proxy bearing a later date or (3) attending the Annual Meeting and voting in person by ballot.

If your shares are registered in the name of a brokerage firm or bank, you must contact your brokerage firm or bank to change your vote or obtain a proxy to vote your shares if you wish to cast your vote in person at the Annual Meeting.

Your attendance at the Annual Meeting in and of itself will not automatically revoke a proxy that was submitted via the Internet, by telephone or by mail.

Broker authority to vote

If your shares are held in a stock brokerage account or by a bank or other nominee, you are considered to be the beneficial owner of shares held in street name. These proxy materials are being forwarded to you by your broker or nominee, who is considered to be the holder of record with respect to your shares. As the beneficial owner, you have the right to direct your broker or nominee how to vote by filling out the voting instruction form provided by your broker or nominee. Telephone and Internet voting options may also be available to beneficial owners. As a beneficial owner, you are also invited to attend the Annual Meeting, but you must obtain an account statement or other acceptable evidence of ownership of our Common Stock or a proxy from the holder of record of your shares in order to vote in person at the Annual Meeting.

If your shares are held in street name, your broker or nominee will ask you how you want your shares to be voted. If you provide voting instructions, your shares must be voted as you direct. If you do not furnish voting instructions, one of two things can happen, depending upon whether a proposal is "routine." Under the rules that govern brokers that have record ownership of shares beneficially owned by their clients, brokers have discretion to cast votes on routine matters, such as the election of directors and ratification of the appointment of independent registered public accounting firms, without voting instructions from their clients. Brokers are not permitted, however, to cast votes on "non-routine" matters without such voting instructions. A "broker non-vote" occurs when a broker holding shares for a beneficial owner does not vote on a particular proposal because the broker does not have discretionary voting power for that proposal and has not received voting instructions from the beneficial owner.

Quorum

A quorum is required for the conduct of business at the meeting. The presence at the Annual Meeting, in person or by proxy, of the holders of shares having a majority of the voting power represented by all outstanding shares entitled to vote on the Record Date will constitute a quorum, permitting us to conduct the business of the meeting. Proxies received but marked as abstentions, if any, and broker non-votes (as described above) will be included in the calculation of the number of shares considered to be present at the Annual Meeting for quorum purposes. If we do not have a quorum, we will be forced to reconvene the Annual Meeting at a later date.

Votes necessary to approve each proposal

Election of Directors. The affirmative vote of a plurality of the votes cast at the Annual Meeting, either in person or by proxy, is required for the election of directors. This means that the 11 individuals who receive the highest number of votes will be elected as directors.

Other Items. For each other item, the affirmative vote of the holders of a majority of the shares present in person or represented by proxy and entitled to vote on the item will be required for approval.

Abstentions and broker non-votes will not be voted either in favor of or against any of the proposals. For the election of directors, which requires a plurality of the votes cast, votes withheld from one or more nominees will be excluded entirely from the vote and will have no effect on the outcome. For the ratification of our independent registered public accounting firm, a proposal that will be decided by the affirmative vote of a majority of the votes cast, abstentions will be counted for purposes of determining the number of votes cast on the proposal and will have the same effect as negative votes, but broker non-votes will not be counted as shares present and entitled to vote.

Certain stockholder-related matters

We have not received notice of any stockholder proposals that may be properly presented at the Annual Meeting. For information regarding inclusion of stockholder proposals in our 2011 Annual Meeting, see the information in this Proxy Statement under the section heading *Other Matters — Stockholder proposals for 2011 Annual Meeting.*

AVAILABILITY OF CERTAIN DOCUMENTS

Householding of Annual Meeting materials

Some banks, brokers and other nominee record holders may participate in the practice of "householding" proxy statements and their accompanying documents. This means that only one copy of our Proxy Statement is sent to multiple stockholders in your household. We will promptly deliver a separate copy of these documents to you upon written or oral request to our Investor Relations Department at MarketAxess Holdings Inc., 299 Park Avenue, 10th Floor, New York, NY 10171 or 212-813-6000. If you want to receive separate copies of our proxy statements in the future, or if you are receiving multiple copies and would like to receive only one copy per household, you should contact your bank, broker or other nominee record holder, or you may contact us at the above address and phone number.

Additional information

We are required to file annual, quarterly and current reports, proxy statements and other reports with the SEC. Copies of these filings are available through our Internet website at www.marketaxess.com or the SEC's website at www.sec.gov. We will furnish copies of our SEC filings (without exhibits), including our Annual Report on Form 10-K for the year ended December 31, 2009, without charge to any stockholder upon written or oral request to our Investor Relations Department at MarketAxess Holdings Inc., 299 Park Avenue, 10th Floor, New York, NY 10171 or 212-813-6000.

PROPOSAL 1 — ELECTION OF DIRECTORS

The first proposal to be voted on at the Annual Meeting is the election of directors. Our Board currently consists of 12 directors, ten of whom are not our employees. Except for Dr. Brown-Hruska, each of the nominees for director was elected by the Company's stockholders on June 4, 2009. On April 21, 2010, the Board increased the number of directors constituting the full Board from 11 to 12 and elected Dr. Sharon Brown-Hruska to fill the vacancy thus created. Dr. Brown-Hruska is standing for election for the first time. The directors will be elected for a term that begins at the 2010 Annual Meeting of Stockholders and ends at the 2011 Annual Meeting of Stockholders. Each director will hold office until such director's successor has been elected and qualified, or until such director's earlier resignation or removal.

Pursuant to the Certificate of Designation of Series B Preferred Stock of the Company, for so long as 17,500 shares of Series B Preferred Stock remain outstanding, one member of the Board of Directors is subject to election and removal by the holders of a majority of the outstanding shares of Series B Preferred Stock voting as a separate class. On July 15, 2008, the holders of Series B Preferred Stock elected Robert W. Trudeau to the Board of Directors, who will remain in office as a director until his successor has been elected by the holders of Series B Preferred Stock, or his earlier resignation or removal by such holders.

Your vote

If you sign the enclosed proxy card and return it to the Company, your proxy will be voted **FOR** all nominees, for terms expiring in 2011, unless you specifically indicate on the proxy card that you are withholding authority to vote for one or more of the nominees.

A plurality of the votes cast by stockholders entitled to vote at the Annual Meeting is required for the election of directors. Accordingly, the directorships to be filled at the Annual Meeting will be filled by the nominees receiving the highest number of votes. In the election of directors, votes may be cast in favor of or withheld with respect to any or all nominees. Votes that are withheld and broker non-votes will be excluded entirely from the vote and will have no effect on the outcome of the vote.

Board recommendation

The Board unanimously recommends that you vote "FOR" the election of each of the following nominees:

Richard M. McVey
Dr. Sharon Brown-Hruska
Roger Burkhardt
Stephen P. Casper
David G. Gomach
Carlos M. Hernandez
Ronald M. Hersch
Jerome S. Markowitz
T. Kelley Millet
Nicolas S. Rohatyn
John Steinhardt

Each of these nominees is currently serving as a director on our Board, and each nominee has agreed to serve on the Board if he or she is elected. If any nominee is unable (or for whatever reason declines) to serve as a director at any time before the Annual Meeting, proxies may be voted for the election of a qualified substitute designated by the current Board, or else the size of the Board will be reduced accordingly. Biographical information about each of the nominees is included below under *Director information*.

Qualifications for director nominees

The minimum qualifications for Board consideration are:

- substantial experience working as an executive officer for, or serving on the board of, a public company; or
- significant accomplishment in another field of endeavor related to the strategic running of our business; and
- an ability to make a meaningful contribution to the oversight and governance of a company having a scope and size similar to our Company.

A director must have an exemplary reputation and record for honesty in his or her personal dealings and business or professional activity. All directors must demonstrate strong leadership skills and should possess a basic understanding of financial matters; have an ability to review and understand the Company's financial and other reports; and be able to discuss such matters intelligently and effectively. He or she also needs to exhibit qualities of independence in thought and action. A candidate should be committed first and foremost to the interests of the stockholders of the Company. Persons who represent a particular special interest, ideology, narrow perspective or point of view would not, therefore, generally be considered good candidates for election to our Board. The key experience, qualifications and skills each of our directors brings to the Board that are important in light of our business are included in their individual biographies below.

Our Board does not have a formal written policy with regard to the consideration of diversity in identifying director nominees. Our Corporate Governance Guidelines, however, require the Board's Nominating and Corporate Governance Committee to review the qualifications of the directors and the composition of the Board as a whole. This assessment includes not only the independence of the directors, but consideration of required minimum qualifications, skills, expertise and experience in the context of the needs of the Board and its ability to oversee the Company's business.

Director information

At the recommendation of the Nominating and Corporate Governance Committee, the Board has nominated the persons named below to serve as directors of the Company for a term beginning at the 2010 Annual Meeting of Stockholders and ending at the 2011 Annual Meeting of Stockholders.

Richard M. McVey
Director since April 2000

Richard M. McVey (50) has been Chief Executive Officer and Chairman of our Board of Directors since our inception. As an employee of J.P. Morgan & Co., one of our founding broker-dealers, Mr. McVey was instrumental in the founding of MarketAxess in April 2000. Prior to founding MarketAxess, Mr. McVey was Managing Director and Head of North America Fixed Income Sales at JPMorgan, where he managed the institutional distribution of fixed-income securities to investors, from 1996 until April 2000. In that capacity, he was responsible for developing and maintaining senior client relationships across all market areas, including fixed-income, equities, emerging markets, foreign exchange and derivatives. From 1992 to 1996, Mr. McVey led JPMorgan's North America Futures and Options Business, including institutional brokerage, research, operations, finance and compliance. He currently serves on the board of directors of Blue Mountain Credit Alternatives L.P., an asset management fund focused on the credit markets and equity derivatives markets. Mr. McVey received a B.A. in Finance from Miami (Ohio) University and an M.B.A. from Indiana University.

Mr. McVey has extensive experience in the financial services industry, including significant leadership roles. His positions at JPMorgan provided experience within the financial markets that we serve, he has broad and deep contacts among both the institutions and the dealers that are our clients and he understands the requirements of operating in a highly regulated industry.

Dr. Sharon Brown-Hruska
Director since April 2010

Dr. Sharon Brown-Hruska (50) is a Vice President in the Securities and Finance Practice of National Economic Research Associates (NERA). She is a leading expert in securities, derivatives and risk management. Prior to joining NERA, she served as Commissioner (2002-2006) and Acting Chairman (2004-2005) of the U.S. Commodity Futures Trading Commission and as a member of the President's Working Group on Financial Markets. Dr. Brown-Hruska has advised exchanges, businesses and governments on regulation and compliance issues and has addressed numerous governmental and financial organizations, including U.S. House and Senate committees, the International Monetary Fund and the International Organization of Securities Commissioners. She has spoken extensively on regulation of derivatives and financial entities that use them to the Managed Funds Association, the Futures Industry Association, the International Swaps and Derivatives Association and other financial industry associations. She is also widely published, with articles appearing in *Capital Markets Law Journal*, *Barron's*, *Journal of Futures Markets*, *Regulation*, *Review of Futures Markets* and other publications. Before her public service, Dr. Brown-Hruska was an Assistant Professor of Finance at George Mason University and at Tulane University. She holds Ph.D. and M.A. degrees in economics and a B.A. in economics and international studies from Virginia Polytechnic Institute and State University.

Dr. Brown-Hruska's experience as a regulator gives her a deep knowledge and understanding of the regulatory matters affecting the financial and securities industries, substantial relationships with regulators and legislators, as well as public policy expertise and leadership skills.

Roger Burkhardt
Director since July 2007

Roger Burkhardt (49) is the President and Chief Executive Officer of Ingres Corporation, a provider of business open source software and solutions, a position he has held since July 2007. Mr. Burkhardt joined Ingres Corporation as President and Chief Operating Officer in July 2006. From 2000 until 2006, Mr. Burkhardt was Chief Technology Officer and Executive Vice President of NYSE Group, Inc. Prior to his tenure with the NYSE, Mr. Burkhardt held various capital markets-related technology positions, including serving as President of listed equities at Optimark Technologies, Inc., and director of capital markets at IBM. Mr. Burkhardt holds bachelors and masters degrees in physics from Oxford University and an M.B.A. in finance from New York University.

Mr. Burkhardt brings to the Board leadership experience as a chief executive officer as well as deep technology knowledge and experience gained from a variety of perspectives in the financial services industry.

Stephen P. Casper
Director since April 2004

Stephen P. Casper (60) is the President of The Rohatyn Group, a position he has held since April 2010. From September 2008 to April 2010, Mr. Casper was a partner of Vastardis Capital Services, which provides fund administration and securities processing outsourcing services to hedge funds, funds of funds and private equity funds and their investment management sponsors. Prior to this, Mr. Casper was Chairman and Chief Executive Officer of Charter Atlantic Corporation, the holding company of Fischer Francis Trees & Watts, Inc. ("*FFTW*"), a specialist manager of U.S., global and international fixed income portfolios for institutional clients, and Malbec Partners, a manager of single-strategy hedge funds. From April 2004 to January 2008, Mr. Casper was the President and CEO of FFTW. Mr. Casper joined FFTW as Chief Financial Officer in 1990 and was appointed Chief Operating Officer in May 2001. From 1984 until 1990, Mr. Casper was Treasurer of the Rockefeller Family Office. Mr. Casper is a member of the Investment Committee of the Brooklyn Museum. Mr. Casper is a Certified Public Accountant and received a B.B.A. in accounting from Baruch College, where he graduated *magna cum laude*, *Beta Gamma Sigma*, and an M.S. in finance and accounting from The Wharton School at the University of Pennsylvania.

Mr. Casper's experience as a chief executive officer, chief financial officer and in other financial reporting and accounting roles brings extensive public accounting, financial reporting, risk management and leadership skills to the Board. Mr. Casper also possesses fixed income and financial services industry experience.

David G. Gomach
Director since February 2005

David G. Gomach (51) is currently retired. Mr. Gomach was the Chief Financial Officer and Treasurer of School Specialty, Inc. from September 2006 through June 2007, having joined as Executive Vice President - Finance in August 2006. Prior to School Specialty, Mr. Gomach held various positions at the Chicago Mercantile Exchange (CME) from 1987 to 2004. From June 1997 until his retirement from the CME in November 2004, he served as Chief Financial Officer. From 1996 until 1997, Mr. Gomach served as Vice President, Internal Audit and Administration. Also, during his tenure at the CME, he was a Senior Director and Assistant Controller. Prior to joining the CME, Mr. Gomach held positions at Perkin-Elmer, Singer Corporation and Mercury Marine, a subsidiary of Brunswick Corporation. Mr. Gomach is a Certified Public Accountant and received a B.S. from the University of Wisconsin-LaCrosse and an M.B.A. from Roosevelt University.

Mr. Gomach's experience as a Chief Financial Officer, and his roles in accounting, auditing and internal audit, bring extensive public accounting, financial reporting and risk management experience to the Board.

Carlos M. Hernandez
Director since February 2006

Carlos M. Hernandez (48) has been the Head of Global Equities for JPMorgan since September 2006. Mr. Hernandez has been with JPMorgan since 1986, working on a wide array of advisory and financing transactions for both corporations and governments, across various product groups and geographic regions. Prior to his current position, Mr. Hernandez spearheaded all forms of capital raising and distribution in the fixed income, syndicated loans and equity markets. Previously, Mr. Hernandez managed the Institutional Equities business for the Americas. Before joining the Equities Division, Mr. Hernandez served as JPMorgan's regional executive for Latin America. Mr. Hernandez is a member of JPMorgan's Global Investment Banking Management Committee.

Mr. Hernandez has many years of experience in the financial services and securities industries, and provides financial markets, mergers and acquisitions, and international business expertise gained through his senior leadership role at a global financial institution.

Ronald M. Hersch
Director since July 2000

Ronald M. Hersch (62) was a Senior Managing Director at Bear Stearns and Co. Inc. from June 1992 until his retirement in April 2007. Mr. Hersch was responsible for directing the firm's futures business as well as coordinating eCommerce activities and initiatives within the Fixed Income Division. Mr. Hersch is a former Chairman of the Futures Industry Association. He has previously served on the board of directors of Bond Desk Group, LLC, the Chicago Board of Trade, and the National Futures Association, the self-regulatory organization responsible for futures industry oversight. Mr. Hersch received a B.A. from Long Island University.

Mr. Hersch has a broad range of leadership experience in the financial services industry and fixed income markets at large institutions and industry associations, including, among other things, experience with the regulatory and legislative process.

Jerome S. Markowitz
Director since March 2001

Jerome S. Markowitz (70) has been a partner of Conifer Securities, LLC since September 2006. Prior to that Mr. Markowitz was actively involved in managing a private investment portfolio since 1998. Mr. Markowitz was Director of Capital Markets for Montgomery Securities from 1987 to 1998, a Managing Director at Rothchilds Securities Inc. from 1986 to 1987, and a Senior Managing Director at Prudential Bache from 1983 to 1986.

Mr. Markowitz has extensive experience in equity capital and other financial markets and has significant corporate experience in senior leadership roles at a number of financial institutions.

T. Kelley Millet
Director since April 2007

T. Kelley Millet (50) has been President of MarketAxess since September 2006, with primary responsibility for expanding and diversifying the Company's North American business. Prior to joining us, Mr. Millet served as Senior Managing Director, Co-Head of Global Credit Trading at Bear Stearns from 2001 to 2006, where he was responsible for origination, syndication, cash, derivatives and flow trading for the investment grade and emerging markets businesses, as well as high-yield derivatives. Prior to joining Bear Stearns in 2001, Mr. Millet had a 19-year career with JPMorgan, where he held positions of increasing responsibility, culminating in his appointment as Global Head, Capital Markets and Syndicate. He currently serves on the board of directors of Grace Outreach and the board of trustees of the American Red Cross in Greater New York. Mr. Millet received a B.A. in Economics from Amherst College.

Mr. Millet has substantial experience at large financial institutions in senior leadership roles involving the markets that we serve. Mr. Millet brings to the Board detailed knowledge and unique perspective and insight regarding the strategic and operational opportunities and challenges for the Company and our business.

Nicolas S. Rohatyn
Director since April 2000

Nicolas S. Rohatyn (49) has been the Chief Executive Officer and Chief Investment Officer of TRG Management L.P., the investment manager of the TRG Global Opportunity Master Fund, Ltd., since March 2003. From 1982 until 2001, Mr. Rohatyn held a series of positions at JPMorgan, most recently as Executive Director of JPMorgan and Co-Head of LabMorgan from March 2000 until September 2001 and as Managing Director and co-Head of Global Fixed Income from January 1999 until March 2000. Mr. Rohatyn was also a member of the executive management team at JPMorgan from January 1995 until December 2000. Mr. Rohatyn founded the Emerging Markets Traders Association in 1990 and he served as its Chairman from then until 1994. He currently serves on the board of trustees of The Alvin Ailey American Dance Theatre. Mr. Rohatyn received a B.A. in Economics from Brown University.

Mr. Rohatyn brings substantial leadership experience as the founder and chief executive officer of an investment firm. Mr. Rohatyn also has substantial experience in and a deep knowledge and understanding of financial markets and the financial services industry.

John Steinhardt
Director since April 2000

John Steinhardt (56) is the founder, and has been the Managing Partner, Co-Chief Executive Officer and Co-Chief Investment Officer, of KLS Diversified Asset Management since July 2007. From July 2006 until July 2007, Mr. Steinhardt managed a private investment portfolio. Mr. Steinhardt was the founder, Chief Executive Officer and Chief Investment Officer of Spectrum Investment Group from January 2005 to July 2006. Until October 2004, Mr. Steinhardt was Head of North American Credit Markets for JPMorgan Chase & Co. and a member of the Management Committee of the Investment Banking Division of JPMorgan Chase & Co. Prior to the merger of J.P. Morgan & Co. and the Chase Manhattan Bank, Mr. Steinhardt was the Head of U.S. Securities at Chase Securities Inc. and a member of the Management Committee from 1996 to 2000. He currently serves on the board of directors of the 92nd Street Y and the board of trustees of the Central Park Conservancy. Mr. Steinhardt received a B.S. in Economics from St. Lawrence University and an M.B.A from Columbia University.

Mr. Steinhardt brings substantial leadership experience as the founder and co-chief executive officer of an investment firm. Mr. Steinhardt also has substantial experience in, and a deep knowledge and understanding of, financial markets and the financial services industry.

In addition to the foregoing 11 nominees for director, as discussed above, Mr. Trudeau was elected to the Board of Directors by the holders of Series B Preferred Stock and will remain in office as a director until his successor has been elected by the holders of Series B Preferred Stock, or his earlier resignation or removal by such holders. Certain biographical information about Mr. Trudeau follows.

Robert W. Trudeau
Director since July 2008

Robert W. Trudeau (41) has been a general partner at Technology Crossover Ventures ("*TCV*"), a private equity and venture capital firm, since August 2005. Mr. Trudeau was elected to the Board of Directors by the holders of the Series B Preferred Stock pursuant to the terms thereof. Prior to joining TCV, from January 2003 to August 2005, Mr. Trudeau was a principal of General Atlantic Partners, a venture capital firm. Mr. Trudeau currently serves on the board of directors of Interactive Brokers Group Inc., RiskMetrics Group, Inc. and several privately held companies. Mr. Trudeau received a B.A.H. in Political Science from Queen's University and an M.B.A. from The University of Western Ontario.

Mr. Trudeau has significant experience in acquisition and corporate finance transactions generally and in the financial services industry in particular. Mr. Trudeau also has experience as a director of other companies in the financial services industry.

CORPORATE GOVERNANCE AND BOARD MATTERS

Director independence

The Board of Directors has determined that eight of our nominees for director, Dr. Brown-Hruska and Messrs. Burkhardt, Casper, Gomach, Hersch, Markowitz, Rohatyn, and Steinhardt, as well as Mr. Trudeau, who was elected to the Board of Directors by the holders of the Series B Preferred Stock pursuant to the terms thereof, currently meet the independence requirements contained in the NASDAQ listing standards and applicable tax and securities rules and regulations. None of these nominees for director has a relationship with the Company or its subsidiaries that would interfere with the exercise of independent judgment in carrying out the responsibilities of a director.

Each of these nominees for director is "independent" as defined within the meaning of the NASDAQ listing standards. In compliance with the NASDAQ listing standards, we have a Board of Directors comprised of a majority of independent directors.

The NASDAQ listing standards have both objective tests and a subjective test for determining who is an "independent director." The objective tests state, for example, that a director is not considered independent if he is an employee of the Company or is a partner in or executive officer of an entity to which the Company made, or from which the Company received, payments in the current or any of the past three fiscal years that exceed 5% of the recipient's consolidated gross revenue for that year. The subjective test states that an independent director must be a person who lacks a relationship that, in the opinion of the Board, would interfere with the exercise of independent judgment in carrying out the responsibilities of a director.

None of the non-employee directors were disqualified from "independent" status under the objective tests. In assessing independence under the subjective test, the Board took into account the standards in the objective tests, and reviewed and discussed additional information provided by the directors and the Company with regard to each director's business and personal activities as they may relate to MarketAxess' management. Based on all of the foregoing, as required by the NASDAQ listing standards, the Board made a substantive determination as to each of the eight independent directors that no relationship exists which, in the opinion of the Board, would interfere with the exercise of independent judgment in carrying out the responsibilities of a director. After reviewing the relationship between the Company and Mr. Hernandez's employer, JP Morgan Chase & Co. ("*JPMorgan*"), the Company has decided not to treat Mr. Hernandez as an independent director for purposes of the NASDAQ listing standards and applicable SEC rules. In making this determination, the Board considered that JPMorgan represented less than 10% of the Company's annual revenue in each of 2009, 2008 and 2007, and has from time to time provided certain investment banking services to the Company, including acting as an underwriter of our initial public offering in 2004.

The Board has not established categorical standards or guidelines to make these subjective determinations, but considers all relevant facts and circumstances.

In addition to Board-level standards for director independence, the directors who serve on the Audit Committee each satisfy standards established by the SEC providing that to qualify as "independent" for purposes of membership on the Audit Committee, members of audit committees may not accept directly or indirectly any consulting, advisory or other compensatory fee from the Company other than their director compensation. Also, each of the directors who serve on the Compensation Committee has been determined to be a "non-employee director" for purposes of the applicable SEC rules and regulations and an "outside director" for purposes of the applicable tax rules.

In making its independence determinations, the Board considered transactions occurring since the beginning of 2007 between the Company and entities associated with the independent directors or members of their immediate family. In each case, the Board determined that, because of the nature of the director's relationship with the entity and/or the amount involved, the relationship did not impair the director's independence. The Board's independence determinations included reviewing the following relationships:

- Mr. Casper was previously an executive officer of FFTW, which represented less than 1% of the Company's annual revenue in each of the past three years. FFTW is a wholly-owned subsidiary of BNP Paribas, which represented less than 5% of the Company's annual revenue in each of the past three years.
- Mr. Hersch was previously an employee, but not an executive officer, of Bear, Stearns & Co., Inc., which represented less than 5% of the Company's annual revenue in each of the past three years.
- Mr. Rohatyn is an executive officer of TRG Management L.P., the investment manager of the TRG Global Opportunity Master Fund, Ltd. TRG Global Opportunity Master Fund, Ltd. represented less than 1% of the Company's annual revenue in each of the past three years. In addition, Mr. Casper is an executive officer of The Rohatyn Group.
- Mr. Steinhardt is an executive officer of KLS Diversified Asset Management, which represented less than 1% of the Company's annual revenue in each of the past three years.

How nominees to our Board are selected

Candidates for election to our Board of Directors are nominated by our Nominating and Corporate Governance Committee and ratified by our full Board of Directors for nomination to the stockholders. The Nominating and Corporate Governance Committee operates under a charter, which is available on our corporate website at www.marketaxess.com.

The Nominating and Corporate Governance Committee will give due consideration to candidates recommended by stockholders. Stockholders may recommend candidates for the Nominating and Corporate Governance Committee's consideration by submitting such recommendations directly to the Nominating and Corporate Governance Committee by mail or electronically. In making recommendations, stockholders should be mindful of the discussion of minimum qualifications set forth above under *Qualifications for director nominees*. However, just because a recommended individual meets the minimum qualification standards does not imply that the Nominating and Corporate Governance Committee will necessarily nominate the person so recommended by a stockholder. The Nominating and Corporate Governance Committee may engage outside search firms to assist in identifying or evaluating potential nominees.

Board leadership structure

Our CEO also serves as the Chairman of the Board, and we have a Lead Independent Director, Mr. Rohatyn, who is responsible, among other things, for consulting with the Chairman regarding the agenda for each Board meeting and coordinating the activities of the non-employee directors and the Board, in general, including presiding over the executive sessions of non-employee directors. We believe that this structure is appropriate for the Company because it allows one person to speak for and lead the Company and the Board, while also providing for effective oversight by an independent Board through a Lead Independent Director. Our CEO, as the individual with primary responsibility for managing the Company's strategic direction and day-to-day operations, is in the best position to provide Board leadership that is aligned with our stockholders' interests as well as the Company's needs. Our overall corporate governance policies and practices, combined with the strength of our independent directors, minimize any potential conflicts that may result from combining the roles of CEO and Chairman. The Board has established other structural safeguards that serve to preserve the Board's independent oversight of management. First, the Board is comprised almost entirely of independent directors who are highly qualified and experienced, and who exercise a strong, independent oversight function. The Board's Audit, Compensation and Nominating and Corporate Governance Committees are comprised entirely of, and chaired by, independent directors. Second, independent oversight of our Chief Executive Officer's performance is provided through a number of Board and committee processes and procedures, including regular executive sessions of non-employee directors and annual evaluations of our Chief Executive Officer's performance against pre-determined goals. The Board believes that these safeguards preserve the Board's independent oversight of management and provide a balance between the authority of those who oversee the Company and those who manage it on a day-to-day basis.

Board committees

The Audit Committee of our Board of Directors reviews, acts on and reports to our Board of Directors with respect to various auditing and accounting matters, including the recommendation of our independent registered public accounting firm, the scope of the annual audits, the fees to be paid to the independent registered public accounting firm, the performance of the independent registered public accounting firm and our accounting practices. The Audit Committee currently consists of Messrs. Gomach (Chair), Casper and Hersch. The Board of Directors has determined that each member of the Audit Committee is an independent director in accordance with NASDAQ listing standards and that Mr. Casper and Mr. Gomach are both Audit Committee financial experts, as defined by SEC guidelines and as required by the applicable NASDAQ listing standards.

The Compensation Committee of the Board of Directors recommends, reviews and oversees the salaries, benefits and stock option plans for our employees, consultants, directors (other than non-employee directors) and other individuals whom we compensate. The Compensation Committee also administers our compensation plans. The Compensation Committee currently consists of Messrs. Steinhardt (Chair), Burkhardt and Trudeau. The Board of Directors has determined that each member of the Compensation Committee is an "independent director" in accordance with NASDAQ listing standards, a "non-employee director" under the applicable SEC rules and regulations and an "outside director" under the applicable tax rules.

The Nominating and Corporate Governance Committee of the Board of Directors selects nominees for director positions to be recommended by our Board of Directors for election as directors and for any vacancies in such positions, develops and recommends for our Board of Directors the Corporate Governance Guidelines of the Company and oversees the annual review of the performance of the Board of Directors, each director and each committee. The Nominating and Corporate Governance Committee currently consists of Messrs. Casper (Chair), Hersch and Rohatyn. The Board of Directors has determined that each member of the Nominating and Corporate Governance Committee is an independent director in accordance with NASDAQ listing standards.

The Investment Committee assists the Board in monitoring whether the Company has adopted and adheres to a rational and prudent investment and capital management policy; whether management's investment and capital management actions are consistent with attainment of the Company's investment policy, financial objectives and business goals; the Company's compliance with legal and regulatory requirements pertaining to investment and capital management; the competence, performance and compensation of the Company's external money managers; and such other matters as the Board or Investment Committee deems appropriate. The Investment Committee currently consists of Messrs. Steinhardt (Chair), Markowitz and Millet.

Meetings and attendance

During the year ended December 31, 2009, the full Board held six meetings; the Audit Committee held five meetings; the Compensation Committee held three meetings; the Nominating and Corporate Governance Committee held three meetings; and the Investment Committee held two meetings. The non-management directors met in executive session without management directors or employees present at each full meeting of the Board during 2009. We expect each director to attend each meeting of the full Board and of the committees on which he or she serves and to attend the annual meeting of stockholders. All directors attended 100% of the meetings of the full Board and the meetings of the committees on which they served. Messrs. McVey, Millet, Burkhardt, Casper, Gomach, Hersch and Steinhardt attended our 2009 annual meeting of stockholders.

Board involvement in risk oversight

The Company's management is responsible for defining the various risks facing the Company, formulating risk management policies and procedures, and managing the Company's risk exposures on a day-to-day basis. The Board's responsibility is to monitor the Company's risk management processes by informing itself concerning the

Company's material risks and evaluating whether management has reasonable controls in place to address the material risks. The Board is not responsible, however, for defining or managing the Company's various risks.

The Board of Directors monitors management's responsibility for risk oversight through regular reports from management to the Audit Committee and the full Board. Furthermore, the Audit Committee reports on the matters discussed at the committee level to the full Board. The Audit Committee and the full Board focus on the material risks facing the Company, including strategic, operational, market, credit, liquidity, legal and regulatory risks, to assess whether management has reasonable controls in place to address these risks. In addition, the Compensation Committee is charged with reviewing and discussing with management whether the Company's compensation arrangements are consistent with effective controls and sound risk management. Finally, risk management is a factor that the Board and the Nominating and Corporate Governance Committee consider when determining who to nominate for election as a director of the Company and which directors serve on the Audit Committee. The Board believes this division of responsibilities provides an effective and efficient approach for addressing risk management.

In March 2010, the Company appointed James N.B. Rucker, formerly the Company's Chief Financial Officer, to the position of Chief Operations, Credit and Risk Officer. In such position, Mr. Rucker has responsibility, among other things, for overseeing and coordinating the Company's risk assessment and mitigation efforts, including responsibility for identification of key business risks, ensuring appropriate management of these risks within stated limits and enforcement through policies and procedures. The Company's Risk Committee was organized in 2006 to assist management's efforts to assess and manage risk. The Risk Committee is chaired by Mr. Rucker and is comprised of department heads. The Risk Committee assesses the Company's business strategies and plans and insures that appropriate policies and procedures are in place for identifying, evaluating, monitoring, managing and measuring significant risks. The Risk Committee periodically prepares updates and reports for the Audit Committee of the Board of Directors and provides an annual update directly to the Board.

Code of Conduct, Code of Ethics and other governance documents

The Board has adopted a Code of Conduct that applies to all officers, directors and employees, and a Code of Ethics for the Chief Executive Officer and Senior Financial Officers. Both the Code of Conduct and the Code of Ethics for the Chief Executive Officer and Senior Financial Officers, as well as any amendments to, or waivers under, the Code of Ethics for the Chief Executive Officer and Senior Financial Officers, can be accessed in the *Investor Relations — Corporate Governance* section of our website at www.marketaxess.com.

You may also obtain a copy of these documents by writing to MarketAxess Holdings Inc., 299 Park Avenue, 10th Floor, New York, New York 10171, Attention: Investor Relations.

Copies of the charters of our Board's Audit Committee, Compensation Committee and Nominating and Corporate Governance Committee, as well as copies of the Company's Corporate Governance Guidelines, certificate of incorporation and bylaws, can be accessed in the *Investor Relations — Corporate Governance* section of our website.

Communicating with our Board members

Although our Board of Directors has not adopted a formal process for stockholder communications with the Board, we make every effort to ensure that the views of stockholders are heard by the Board or by individual directors, as applicable, and we believe that this has been an effective process to date. Stockholders may communicate with the Board by sending a letter to the MarketAxess Holdings Inc. Board of Directors, c/o General Counsel, 299 Park Avenue, 10th Floor, New York, New York 10171. The General Counsel will receive the correspondence and forward it to the Chairman of the Board or to any individual director or directors to whom the communication is directed, as appropriate. Notwithstanding the above, the General Counsel has the authority to discard or disregard any communication that is unduly hostile, threatening, illegal or otherwise inappropriate or to take any other appropriate actions with respect to such communications.

In addition, any person, whether or not an employee, who has a concern regarding the conduct of the Company or our employees, including with respect to our accounting, internal accounting controls or auditing issues, may, in a confidential or anonymous manner, communicate that concern in writing by addressing a letter to the Chairman of the Audit Committee, c/o Corporate Secretary, at our corporate headquarters address, which is 299 Park Avenue, 10th Floor, New York, New York 10171, or electronically, at our corporate website, www.marketaxess.com under the heading *Investor Relations — Board of Directors — Confidential Ethics Web Form.*

Director compensation

Our Board of Directors recommends, reviews and oversees the compensation, including equity awards, for our non-employee directors. All directors, other than Messrs. McVey and Millet, are regarded as non-employee directors. Messrs. McVey and Millet receive no additional compensation for their service as a director. Each non-employee director receives an annual cash retainer of $50,000. The Lead Independent Director receives a supplemental annual retainer of $10,000 and the chairs of the Audit, Compensation, Nominating and Corporate Governance and Investment Committees receive a supplemental annual retainer of $15,000, $10,000, $7,500 and $5,000, respectively. In addition, each non-employee director receives $1,500 for each meeting of our Board of Directors, $2,000 for each meeting of the Audit Committee, and $1,000 for each meeting of the Compensation Committee, the Nominating and Corporate Governance Committee and the Investment Committee that the director attends. In July 2009, we granted 4,178 shares of restricted stock and options to purchase 3,187 shares of our Common Stock to each non-employee director. One-half of these awards vested on November 30, 2009 and the balance vests on May 31, 2010. The exercise price of the stock options is equal to the fair market value of the stock ($10.77 per share) on the date of grant. These awards were made under the Company's 2004 Stock Incentive Plan (Amended and Restated Effective April 28, 2006) (the "*Stock Incentive Plan*"). The number of restricted stock shares granted was determined on the date of grant by dividing half the $67,500 equity grant value (e.g., $33,750) by the closing price of the stock. The number of stock options granted was determined by dividing the remaining grant value by the Black-Scholes value of the option on the date of grant. The Board of Directors recommends, reviews and oversees the stock option awards for our non-employee directors. We expect to continue to compensate our non-employee directors with a combination of cash and equity awards.

Mr. Trudeau has informed the Company of his obligation to transfer to TCV VI Management, L.L.C. ("*TCM VI*") any and all cash and equity compensation paid to him by the Company in his capacity as a director of the Company. Mr. Trudeau is a member of TCM VI. Mr. Trudeau has the sole voting and dispositive power over the shares of restricted stock and options granted to him; however, TCM VI owns 100% of the pecuniary interest therein. Mr. Trudeau disclaims beneficial ownership of such securities except to the extent of his pecuniary interest therein.

Prior to April 2009, Mr. Hernandez' employer, JPMorgan, did not permit Mr. Hernandez to receive compensation for his service as a director and therefore he received no cash payments or grants of restricted stock or stock options from us prior to such date. Effective April 2009, Mr. Hernandez began to receive compensation for his services as a director on the same terms as our other non-employee directors.

The Company and the Board of Directors believe that equity-based awards are an important factor in aligning the long-term financial interest of the non-employee directors and stockholders. As such, in October 2007 the Board of Directors adopted stock ownership guidelines for the non-employee directors requiring that they hold not less than a number of shares of Common Stock equal in value to two times the annual base cash retainer payable to a director, calculated as of the October 24, 2007 effective date of the policy. All non-employee directors must be in compliance within the later of three years from the effective date of the policy or three years after the director becomes a Board member, and the designated level of ownership must be maintained throughout the non-employee director's service with the Company. Only shares of Common Stock owned outright in any form, including shares purchased and held personally and vested restricted shares, count toward the minimum ownership requirement; unvested stock options and unvested restricted shares are excluded. Currently, all non-employee directors are in compliance, other than Mr. Hernandez, who did not receive director compensation from the Company prior to April 2009, and Mr. Trudeau, who joined the Board in July 2008. Messrs. Hernandez and Trudeau are expected to be in compliance within the required timeframe (as adjusted by the Board, in the case of Mr. Hernandez, to encompass the three-year period commencing April 2009, the date that he began to receive compensation for his services as a director on the same terms as our other non-employee directors).

Director compensation for fiscal 2009

Name	Fees Earned or Paid in Cash ($)	Stock Awards ($)(1)(2)	Option Awards ($)(1)(2)	Total ($)
Roger Burkhardt	62,000	44,997	18,950	125,947
Stephen P. Casper	79,500	44,997	18,950	143,447
David G. Gomach	84,000	44,997	18,950	147,947
Carlos M. Hernandez	45,000	44,997	18,950	108,947
Ronald M. Hersch	72,000	44,997	18,950	135,947
Jerome S. Markowitz	59,000	44,997	18,950	122,947
Nicolas S. Rohatyn	72,000	44,997	18,950	135,947
John Steinhardt	76,750	44,997	18,950	140,697
Robert W. Trudeau	62,000	44,997	18,950	125,947

(1) The amounts represent the aggregate grant date fair value of stock and option awards granted by the Company in 2009, computed in accordance with FASB ASC Topic 718. For further information on how we account for stock-based compensation, see Note 12 to the consolidated financial statements included in the Company's 2009 Annual Report on Form 10-K filed with the SEC on February 26, 2010.

(2) The table below sets forth information regarding the aggregate number of stock awards and the aggregate number of options awards outstanding at the end of fiscal year 2009 for each non-employee director:

	Aggregate Number of Stock Awards Outstanding at Fiscal Year End (#)	Aggregate Number of Option Awards Outstanding at Fiscal Year End (#)
Roger Burkhardt	2,089	9,912
Stephen P. Casper	2,089	29,912
David G. Gomach	2,089	24,912
Carlos M . Hernandez	2,089	3,187
Ronald M . Hersch	2,089	29,912
Jerome S. Markowitz	2,089	38,246
Nicolas S. Rohatyn	2,089	38,246
John Steinhardt	2,089	29,912
Robert W. Trudeau(*)	2,089	7,412

(*) Pursuant to a Form 4 filed by Mr. Trudeau on August 3, 2009, these shares of restricted stock and stock options are held directly by Mr. Trudeau, who has sole voting and dispositive power of these securities. However, TCM VI, of which Mr. Trudeau is a member, owns 100% of the pecuniary interest in such securities. Mr. Trudeau disclaims beneficial ownership of such securities except to the extent of his pecuniary interest therein.

PROPOSAL 2 — RATIFICATION OF SELECTION OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Audit Committee of our Board has appointed the firm of PricewaterhouseCoopers LLP ("*PwC*") as our independent registered public accounting firm to audit our consolidated financial statements for the year ending December 31, 2010, and the Board is asking stockholders to ratify that selection. Although current law, rules and regulations, as well as the charter of the Audit Committee, require our independent registered public accounting firm to be engaged, retained and supervised by the Audit Committee, the Board considers the selection of our independent registered public accounting firm to be an important matter of stockholder concern and considers a proposal for stockholders to ratify such selection to be an important opportunity for stockholders to provide direct feedback to the Board on an important issue of corporate governance. In the event that stockholders fail to ratify the appointment, the Audit Committee will reconsider whether or not to retain PwC, but may ultimately determine to retain PwC as our independent registered public accounting firm. Even if the appointment is ratified, the Audit Committee, in its sole discretion, may direct the appointment of a different independent registered public accounting firm at any time during the year if the Audit Committee determines that such a change would be in the best interests of the Company and its stockholders.

Your vote

Unless proxy cards are otherwise marked, the persons named as proxies will vote **FOR** the ratification of PwC as the Company's independent registered public accounting firm for the year ending December 31, 2010. Approval of this proposal requires the affirmative vote of the holders of a majority of the shares present in person or represented by proxy and entitled to vote on the proposal.

Board recommendation

The Board unanimously recommends that you vote "FOR" ratification of PricewaterhouseCoopers LLP as the Company's independent registered public accounting firm for the year ending December 31, 2010.

Information about our independent registered public accounting firm

PwC has audited our consolidated financial statements each year since our formation in 2000. Representatives of PwC will be present at our Annual Meeting, will have the opportunity to make a statement if they desire to do so, and will be available to respond to appropriate questions from stockholders.

Audit and other fees

The aggregate fees billed by our independent registered public accounting firm for professional services rendered in connection with the audit of our annual financial statements set forth in our Annual Report on Form 10-K for the years ended December 31, 2009 and 2008 and the audit of our broker-dealer subsidiaries' annual financial statements, as well as fees paid to PwC for tax compliance and planning and other services, are set forth below.

Except as set forth in the following sentence, the Audit Committee, or a designated member thereof, pre-approves 100% of all audit, audit-related, tax and other services rendered by PwC to the Company or its subsidiaries. The Audit Committee has authorized the Chief Executive Officer and the Chief Financial Officer to purchase permitted non-audit services rendered by PwC to the Company or its subsidiaries up to and including a limit of $10,000 per service and an annual limit of $20,000.

Immediately following the completion of each fiscal year, the Company's independent registered public accounting firm shall submit to the Audit Committee (and the Audit Committee shall request from the independent registered public accounting firm), as soon as possible, a formal written statement describing: (i) the independent registered public accounting firm's internal quality-control procedures; (ii) any material issues raised by the most recent internal quality-control review or peer review of the independent registered public accounting firm, or by any inquiry or investigation by governmental or professional authorities, within the preceding five years, respecting one or more independent audits carried out by the independent registered public accounting firm, and any steps taken to deal with any such issues; and (iii) all relationships between the independent registered public accounting firm and the Company, including at least the matters set forth in Independence Standards Board Standard No. 1 *(Independence Discussion with Audit Committees)*, in order to assess the independent registered public accounting firm's independence.

Immediately following the completion of each fiscal year, the independent registered public accounting firm also shall submit to the Audit Committee (and the Audit Committee shall request from the independent registered public accounting firm), a formal written statement of the fees billed by the independent registered public accounting firm to the Company in each of the last two fiscal years for each of the following categories of services rendered by the independent registered public accounting firm: (i) the audit of the Company's annual financial statements and the reviews of the financial statements included in the Company's Quarterly Reports on Form 10-Q or services that are normally provided by the independent registered public accounting firm in connection with statutory and regulatory filings or engagements; (ii) assurance and related services not included in clause (i) that are reasonably related to the performance of the audit or review of the Company's financial statements, in the aggregate and by each service; (iii) tax compliance, tax advice and tax planning services, in the aggregate and by each service; and (iv) all other products and services rendered by the independent registered public accounting firm, in the aggregate and by each service.

Set forth below is information regarding fees paid by the Company to PwC during the fiscal years ended December 31, 2009 and 2008.

Fee Category	2009	2008
Audit Fees(1)	$1,159,045	$1,359,823
Tax Fees(2)	—	29,450
Audit Related Fees	6,970	12,577
All Other Fees	3,259	3,251
Total	$1,169,274	$1,405,102

(1) The aggregate fees incurred include amounts for the audit of the Company's consolidated financial statements (including fees for the audit of our internal controls over financial reporting) and the audit of our broker-dealer subsidiaries' annual financial statements.

(2) The aggregate fees incurred for tax services include amounts in connection with tax compliance and tax consulting services.

Notwithstanding anything to the contrary set forth in any of our previous or future filings under the Securities Act of 1933 or the Securities Exchange Act of 1934 that might incorporate this Proxy Statement or future filings with the SEC, in whole or in part, the following report shall not be deemed to be "soliciting material" or "filed" with the SEC and shall not be deemed to be incorporated by reference into any such filing.

REPORT OF THE AUDIT COMMITTEE OF THE BOARD OF DIRECTORS

The Audit Committee currently consists of Messrs. Gomach (Chair), Casper and Hersch. Each member of the Audit Committee is independent, as independence is defined for purposes of Audit Committee membership by the listing standards of NASDAQ and the applicable rules and regulations of the SEC. The Board has determined that each member of the Audit Committee is financially literate, in other words, is able to read and understand fundamental financial statements, including the Company's balance sheet, income statement and cash flow statement, as required by NASDAQ rules. In addition, the Board has determined that both Mr. Gomach and Mr. Casper satisfy the NASDAQ rule requiring that at least one member of our Board's Audit Committee have past employment experience in finance or accounting, requisite professional certification in accounting, or any other comparable experience or background that results in the member's financial sophistication, including being or having been a chief executive officer, chief financial officer or other senior officer with financial oversight responsibilities. The Board has also determined that both Mr. Gomach and Mr. Casper are "financial experts" as defined by the SEC.

The Audit Committee appoints our independent registered public accounting firm, reviews the plan for and the results of the independent audit, approves the fees of our independent registered public accounting firm, reviews with management and the independent registered public accounting firm our quarterly and annual financial statements and our internal accounting, financial and disclosure controls, reviews and approves transactions between the Company and its officers, directors and affiliates and performs other duties and responsibilities as set forth in a charter approved by the Board of Directors. A copy of the Audit Committee charter is available in the *Investor Relations — Corporate Governance* section of the Company's website.

During fiscal year 2009, the Audit Committee met five times. The Company's senior financial management and independent registered public accounting firm were in attendance at such meetings. Following at least one meeting during each calendar quarter during 2009, the Audit Committee conducted a private session with the independent registered public accounting firm, without the presence of management.

The management of the Company is responsible for the preparation and integrity of the financial reporting information and related systems of internal controls. The Audit Committee, in carrying out its role, relies on the Company's senior management, including particularly its senior financial management, to prepare financial statements with integrity and objectivity and in accordance with generally accepted accounting principles, and relies upon the Company's independent registered public accounting firm to review or audit, as applicable, such financial statements in accordance with the standards of the Public Company Accounting Oversight Board (United States).

We have reviewed and discussed with senior management the Company's audited financial statements for the year ended December 31, 2009, included in the Company's 2009 Annual Report on Form 10-K. Management has confirmed to us that such financial statements (i) have been prepared with integrity and objectivity and are the responsibility of management and (ii) have been prepared in conformity with generally accepted accounting principles.

In discharging our oversight responsibility as to the audit process, we have discussed with PwC, the Company's independent registered public accounting firm, the matters required to be discussed by PCAOB AU 380 *Communication with Audit Committees*, as currently in effect, which requires our independent registered public accounting firm to provide us with additional information regarding the scope and results of their audit of the Company's financial statements, including: (i) their responsibilities under generally accepted auditing standards, (ii) significant accounting policies, (iii) management judgments and estimates, (iv) any significant accounting adjustments, (v) any disagreements with management and (vi) any difficulties encountered in performing the audit.

We have received the written disclosures and the letter from PwC required by applicable requirements of the Public Company Accounting Oversight Board regarding PwC's communications with us concerning independence, and have discussed with PwC their independence.

Based upon the foregoing review and discussions with our independent registered public accounting firm and senior management of the Company, we have recommended to our Board that the financial statements prepared by the Company's management and audited by its independent registered public accounting firm be included in the Company's Annual Report on Form 10-K, for filing with the SEC. The Committee also has appointed PwC as the Company's independent registered public accounting firm for 2010.

As specified in its Charter, it is not the duty of the Audit Committee to plan or conduct audits or to determine that the Company's financial statements are complete and accurate and in accordance with generally accepted accounting principles. These are the responsibilities of the Company's management and independent registered public accounting firm. In discharging our duties as a Committee, we have relied on (i) management's representations to us that the financial statements prepared by management have been prepared with integrity and objectivity and in conformity with generally accepted accounting principles and (ii) the report of the Company's independent registered public accounting firm with respect to such financial statements.

Submitted by the Audit Committee of the
Board of Directors:

David G. Gomach — Chair
Stephen P. Casper
Ronald M. Hersch

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth certain information regarding the beneficial ownership of the Company's Common Stock as of April 6, 2010 by (i) each person or group of affiliated persons known by us to beneficially own more than five percent of our Common Stock, (ii) each of our named executive officers, (iii) each of our directors and nominees for director and (iv) all of our directors and executive officers as a group.

The following table gives effect to the shares of Common Stock issuable within 60 days of April 6, 2010 upon the exercise of all options and other rights beneficially owned by the indicated stockholders on that date. Beneficial ownership is determined in accordance with Rule 13d-3 promulgated under Section 13 of the Securities Exchange Act of 1934, as amended, and includes voting and investment power with respect to shares. Percentage of beneficial ownership is based on 32,295,665 shares of Common Stock outstanding at the close of business on April 6, 2010. Except as otherwise noted below, each person or entity named in the following table has sole voting and investment power with respect to all shares of our Common Stock that he, she or it beneficially owns.

Unless otherwise indicated, the address of each beneficial owner listed below is c/o MarketAxess Holdings Inc., 299 Park Avenue, 10th Floor, New York, New York 10171.

	Common Stock		Series B Preferred Stock	
	Number of Shares Beneficially Owned	Percentage of Stock Owned	Number of Shares Beneficially Owned	Percentage of Stock Owned
5% Stockholders				
Entities related to Technology Crossover Ventures(1)	4,215,815	11.55%	35,000	100.00%
J.P. Morgan Partners (23A), L.P.(2)	1,236,519	3.78%	—	—
LabMorgan Corporation(3)	2,469,929	7.55%	—	—
Total for entities affiliated with J.P. Morgan Chase & Co.	*3,269,929*	*9.99%*	—	—
Burgandy Asset Management Ltd.(4)	2,521,958	7.81%	—	—
Kornitzer Capital Management, Inc.(5)	2,252,231	6.97%	—	—
Janus Capital Management LLC(6)	1,908,610	5.91%	—	—
Royce & Associates, L.L.C.(7)	1,692,340	5.24%	—	—
BlackRock, Inc.(8)	1,674,773	5.19%	—	—
Named Executive Officers and Directors				
Richard M. McVey(9)	3,045,304	9.01%	—	—
Dr. Sharon Brown-Hruska	—	—	—	—
Roger Burkhardt(10)	22,815	*	—	—
Stephen P. Casper(11)	50,815	*	—	—
David G. Gomach(12)	50,815	*	—	—
Carlos M. Hernandez(13)	7,365	*	—	—
Ronald M. Hersch(11)	50,815	*	—	—
Jerome S. Markowitz(14)	68,663	*	—	—
T. Kelley Millet(15)	700,198	2.14%	—	—
Nicolas S. Rohatyn(16)	59,149	*	—	—
John Steinhardt(11)	50,815	*	—	—
Robert W. Trudeau(17)	4,215,815	11.55%	35,000	100.00%
James N.B. Rucker(18)	334,823	1.03%	—	—
Nicholas Themelis(19)	428,795	1.32%	—	—
All Executive Officers and Directors as a Group (15 persons)(20)	9,212,872	23.55%	35,000	100.00%

* Less than 1%.

(1) Consists of (i) 3,472,653 shares of Common Stock issuable upon conversion of shares of Series B Preferred Stock held by TCV VI, L.P. ("*TCV VI*"), (ii) 694,530 shares of Common Stock issuable upon exercise of warrants held by TCV VI, (iii) 27,347 shares of Common Stock issuable upon conversion of shares of Series B Preferred Stock held by TCV Member Fund, L.P. ("*TCV MF*" and, together with TCV VI, the "*TCV VI Funds*"), (iv) 5,470 shares of Common Stock issuable upon exercise of warrants held by TCV MF, (v) 4,225 shares of Common Stock held by TCV VI Management, L.L.C. ("TCM VI"), (vi) 2,089 shares of Common Stock held directly by Robert W. Trudeau; (vii) 2,089 shares of unvested restricted stock; and (viii) 7,412 shares of Common Stock issuable upon exercise of stock options held directly by Mr. Trudeau. The TCV VI Funds are organized as "blind pool" partnerships in which the limited partners (or equivalents) have no discretion over investment or sale decisions, are not able to withdraw from TCV VI Funds, except under exceptional circumstances, and generally participate ratably in each investment made by the TCV VI Funds. The sole General Partner of TCV VI and a General Partner of TCV MF is Technology Crossover Management VI, L.L.C. ("*Management VI*"). Mr. Trudeau, a director of the Company, is a member of Management VI. Mr. Trudeau and Management VI share voting and dispositive power with respect to the shares beneficially owned by the TCV VI Funds. Mr. Trudeau and Management VI disclaim beneficial ownership of any shares held by the TCV VI Funds except to the extent of their respective pecuniary interests therein. Mr. Trudeau has sole voting and dispositive power over the stock options held directly by him, any shares issuable upon the exercise of such stock options and the shares held directly by him; however, TCM VI owns 100% of the pecuniary interest in such stock options and any such shares. Mr. Trudeau disclaims beneficial ownership of such stock options, any shares to be issued upon exercise of such stock options, any shares held directly by him, and any shares held by TCM VI and the TCV VI Funds except to the extent of his pecuniary interest therein.

(2) Information regarding J.P. Morgan Partners (23A), L.P. was obtained from a Schedule 13G filed by J.P. Morgan Partners (23A), L.P. with the SEC. Consists of 800,000 shares of Common Stock and 436,519 shares of Common Stock issuable upon conversion of shares of non-voting common stock that are presently convertible. Excludes 788,798 shares of non-voting common stock, because the terms of the non-voting common stock contain a limitation on acquiring shares of Common Stock if the conversion would result in the holder beneficially owning more than 9.99% of our outstanding Common Stock. In total, 1,225,317 shares of non-voting common stock are owned by the holder. The general partner of J.P. Morgan Partners (23A), L.P. is J.P. Morgan Partners (23A Manager), Inc., an indirect wholly-owned subsidiary of JPMorgan Chase & Co. The principal business address of J.P. Morgan Partners (23A), L.P. is 270 Park Avenue, New York, NY 10017.

(3) Information regarding LabMorgan Corporation was obtained from a Schedule 13G filed by LabMorgan Corporation with the SEC. Consists of 2,033,410 shares of Common Stock and an aggregate of 436,519 shares of Common Stock issuable upon conversion of shares of non-voting common stock that are presently convertible. Excludes 923,818 shares of non-voting common stock because the terms of the non-voting common stock contain a limitation on acquiring shares of Common Stock if the conversion would result in the holder beneficially owning more than 9.99% of our outstanding Common Stock. In total, 1,360,337 shares of non-voting common stock are owned by the holder. LabMorgan Corporation is a direct wholly-owned subsidiary of JPMorgan Chase & Co. The principal business address of LabMorgan Corporation is 270 Park Avenue, New York, NY 10017.

(4) Information regarding Burgandy Asset Management Ltd. was obtained from a Schedule 13G filed by Burgandy Asset Management Ltd. with the SEC. The principal business address of Burgandy Asset Management Ltd. is 181 Bay Street, Suite 4510, Toronto, Ontario M5J 2T3.

(5) Information regarding Kornitzer Capital Management, Inc. was obtained from a Schedule 13G filed by Kornitzer Capital Management, Inc. with the SEC. The principal business address of Kornitzer Capital Management, Inc. is 5420 West 61st Place, Shawnee Mission, KS 66205.

(6) Information regarding Janus Capital Management LLC was obtained from a Schedule 13G filed by Janus Capital Management LLC with the SEC. The principal business address of Janus Capital Management LLC is 151 Detroit Street, Denver, CO 80206.

(7) Information regarding Royce & Associates, L.L.C. was obtained from a Schedule 13G filed by Royce & Associates, L.L.C. with the SEC. The principal business address of Royce & Associates, L.L.C. is 1414 Avenue of the Americas, New York, NY 10019.

(8) Information regarding BlackRock, Inc. was obtained from a Schedule 13G filed by BlackRock, Inc. with the SEC. The principal business address of BlackRock, Inc. is 40 East 52nd Street, New York, NY 10022.

(9) Consists of (i) 1,170,372 shares of Common Stock owned individually; (ii) 380,825 shares of unvested restricted stock; and (iii) 1,494,107 shares of Common Stock issuable pursuant to stock options granted to Mr. McVey that are or become exercisable within 60 days. Does not include 95,667 shares of Common Stock issuable pursuant to stock options or 35,937 performance shares that are not exercisable within 60 days.

(10) Consists of (i) 10,814 shares of Common Stock owned individually; (ii) 2,089 shares of unvested restricted stock; and (iii) 9,912 shares of Common Stock issuable pursuant to stock options that are or become exercisable within 60 days.

(11) Consists of (i) 18,814 shares of Common Stock owned individually; (ii) 2,089 shares of unvested restricted stock; and (iii) 29,912 shares of Common Stock issuable pursuant to stock options that are or become exercisable within 60 days.

(12) Consists of (i) 23,814 shares of Common Stock owned individually; (ii) 2,089 shares of unvested restricted stock; and (iii) 24,912 shares of Common Stock issuable pursuant to stock options that are or become exercisable within 60 days.

(13) Consists of (i) 2,089 shares of Common Stock owned individually; (ii) 2,089 shares of unvested restricted stock; and (iii) 3,187 shares of Common Stock issuable pursuant to stock options that are or become exercisable within 60 days. Does not include shares of

Common Stock and other MarketAxess securities held by J.P. Morgan Partners (23A), L.P. or LabMorgan Corporation, each of which is a direct wholly-owned subsidiary of JPMorgan Chase & Co. Mr. Hernandez disclaims beneficial ownership of such shares.

(14) Consists of (i) 21,521 shares of Common Stock owned individually; (ii) 2,089 shares of unvested restricted stock; (iii) 38,246 shares of Common Stock issuable pursuant to stock options that are or become exercisable within 60 days; and (iv) 6,807 shares of Common Stock owned in joint tenancy with his spouse.

(15) Consists of (i) 132,773 shares of Common Stock owned individually; (ii) 190,758 shares of unvested restricted stock; and (iii) 376,667 shares of Common Stock issuable pursuant to stock options that are or become exercisable within 60 days. Does not include 238,333 shares of Common Stock issuable pursuant to stock options or 15,949 performance shares that are not exercisable within 60 days.

(16) Consists of (i) 18,814 shares of Common Stock owned individually; (ii) 2,089 shares of unvested restricted stock; and (iii) 38,246 shares of Common Stock issuable pursuant to stock options that are or become exercisable within 60 days.

(17) Includes (i) 2,089 shares of Common Stock; (ii) 2,089 shares of unvested restricted stock; and (iii) 7,412 shares of Common Stock issuable pursuant to stock options that are or become exercisable within 60 days, in each case held directly by Mr. Trudeau. Mr. Trudeau has the sole power to disposed and direct the disposition of the options, any shares issuable upon the exercise of the options, and the shares of Common Stock held directly by him, and the sole power to direct the vote of the shares of Common Stock and the shares of Common stock to be issued to him upon exercise of the options. However, Mr. Trudeau has transferred to TCM VI 100% of the pecuniary interest in such options, any shares to be issue upon exercise of such options and the shares of Common Stock held directly by Mr. Trudeau. Also includes (x) 4, 225 shares of Common Stock held by TCM VI and (y) shares of Common Stock and warrants exercisable for Common Stock owned by the TCV VI Funds. See footnote (1) for a discussion of the ownership of the TCV Funds. Mr. Trudeau disclaims beneficial ownership of any shares held by TCM VI and the TCV VI Funds, except to the extent of his pecuniary interest therein.

(18) Consists of (i) 111,437 shares of Common Stock owned in joint tenancy with his spouse; (ii) 41,128 shares of unvested restricted stock; and (iii) 182,258 shares of Common Stock issuable pursuant to stock options that are or become exercisable within 60 days. Does not include 6,217 shares of Common Stock issuable pursuant to stock options or 7,345 performance shares that are not exercisable within 60 days.

(19) Consists of (i) 39,612 shares of Common Stock owned in joint tenancy with his spouse; (ii) 105,283 shares of unvested restricted stock; and (iii) 283,900 shares of Common Stock issuable pursuant to stock options that are or become exercisable within 60 days. Does not include 11,590 shares of Common Stock issuable pursuant to stock options or 7,694 performance shares that are not exercisable within 60 days.

(20) Consists of (i) 1,601,809 shares of Common Stock; (ii) 787,480 shares of unvested restricted stock; (iii) 2,623,583 shares of Common Stock issuable pursuant to stock options that are or become exercisable within 60 days; (iv) 700,000 shares of Common Stock issuable pursuant to warrants that are currently exercisable; and (v) 3,500,000 shares of Common Stock issuable upon the conversion of 35,000 shares of Series B Preferred Stock. Does not include 352,167 shares of Common Stock issuable pursuant to stock options or 71,122 performance shares that are not exercisable within 60 days.

EXECUTIVE OFFICERS

Set forth below is information concerning our executive officers as of April 6, 2010.

Name	Age	Position
Richard M. McVey	50	Chief Executive Officer and Chairman of the Board of Directors
T. Kelley Millet	50	President
Antonio L. DeLise	48	Chief Financial Officer
James N.B. Rucker	53	Chief Operations, Credit and Risk Officer
Nicholas Themelis	46	Chief Information Officer

Richard M. McVey has been Chief Executive Officer and Chairman of our Board of Directors since our inception. See *Proposal 1 — Election of Directors — Director information* for a discussion of Mr. McVey's business experience.

T. Kelley Millet has been President since September 2006. See *Proposal 1 — Election of Directors — Director information* for a discussion of Mr. Millet's business experience.

Antonio L. DeLise has been Chief Financial Officer since March 2010. From July 2006 until March 2010, Mr. DeLise was the Company's Head of Finance and Accounting, where he was responsible for financial regulatory compliance and oversight of all controllership and accounting functions. Prior to joining us, Mr. DeLise was Chief Financial Officer of PubliCard, Inc., a designer of smart card solutions for educational and corporate sites, from April 1995 to July 2006. Mr. DeLise also served as Chief Executive Officer of PubliCard from August 2002 to July 2006, President of PubliCard from February 2002 to July 2006, and a director of PubliCard from July 2001 to July 2006. Prior to PubliCard, Mr. DeLise was employed as a senior manager with the firm of Arthur Andersen LLP from July 1983 through March 1995.

James N.B. Rucker has been Chief Operations, Credit and Risk Officer since March 2010. From June 2004 to March 2010, Mr. Rucker was Chief Financial Officer of the Company. From our formation in April 2000 through June 2004, Mr. Rucker was Head of Finance and Operations, with responsibility for finance and certain client and dealer services. From January 1995 to April 2000, Mr. Rucker was Vice President and Head of International Fixed Income Operations at Chase Manhattan Bank, where he was responsible for the settlement of international securities and loan, option and structured trades. He also was a Director of the Emerging Markets Clearing Corporation from 1999 to 2000. Mr. Rucker received a B.S. in Economics and Politics from Bristol University, England.

Nicholas Themelis has been Chief Information Officer since March 2005. From June 2004 through February 2005, Mr. Themelis was Head of Technology and Product Delivery. From March 2004 to June 2004, Mr. Themelis was Head of Product Delivery. Prior to joining us, Mr. Themelis was a Principal at Promontory Group, an investment and advisory firm focused on the financial services sector, from November 2003 to March 2004. From March 2001 to August 2003, Mr. Themelis was a Managing Director, Chief Information Officer for North America and Global Head of Fixed Income Technology at Barclays Capital. From March 2000 to March 2001, Mr. Themelis was the Chief Technology Officer and a member of the board of directors of AuthentiDate Holdings Corp., a start-up focused on developing leading-edge content and encryption technology. Prior to his tenure at AuthentiDate, Mr. Themelis spent nine years with Lehman Brothers, ultimately as Senior Vice President and Global Head of the E-Commerce Technology Group.

COMPENSATION DISCUSSION AND ANALYSIS

2009 In Review

Summary of 2009 Performance

While 2009 continued to be a tumultuous time in the financial services industry, there was marked improvement in the credit markets. The improved credit markets, in conjunction with organic initiatives to broaden the base of clients and broker-dealers on our platform, resulted in a successful year for the Company. Highlights of our financial performance during 2009 include the following:

- *Revenues:* Annual revenues were an all-time high, increasing 23% to more than $114 million, up from $93 million in 2008;
- *Operating Income:* Operating income for 2009 of more than $30 million was also a record;
- *Operating Margin:* Increased to 26% in 2009 from 13.8% in 2008;
- *Earnings Per Share:* Earnings Per Share ("*EPS*") increased 91% to $0.42 in 2009 from $0.22 in 2008;
- *Stock Price:* The Company's stock closed at $13.90 at the end of 2009, up 70% from $8.16 at the conclusion of 2008;
- *Trading Volume:* Total trading volume increased to $299.3 billion in 2009 from $266.4 billion in 2008;
- *Transaction Fees:* Average variable transaction fees per million (across all products) increased to $176 per million in 2009, from $128 per million in 2008;
- *Market Share:* Our estimated market share for the fourth fiscal quarter of 2009 increased to 8.1%, vs. 6.6% for 2008 and 6.2% for the total year 2009; and
- *Relative Performance:* We outperformed our peer group (see *Pay Levels and Benchmarking* below) in operating income, EPS, earnings before interest, taxes, depreciation and amortization ("*EBITDA*") and pre-tax margin growth during 2009.

How 2009 Performance Affected Compensation

- Annual incentive payments to NEOs (as defined below) were significantly higher than in 2008, up 107% in the aggregate, reflecting our revenue, operating income and EPS growth over 2008 (see *Annual Variable Performance Awards Payable in Cash* below).
- Performance shares were earned by recipients at 150% of the award amount, the maximum possible under the award design. As share price also increased substantially in 2009 (from $7.94 at grant date to $13.90 at year end), performance shares were worth more than double the original target award (*see Use of Performance Shares* below).

Overview of compensation objectives and strategy for our Named Executive Officers

Through the end of fiscal year 2009, our executive officers were comprised of our Chief Executive Officer ("*CEO*"), Mr. McVey, our President, Mr. Millet, our Chief Financial Officer ("*CFO*"), Mr. Rucker, and our Chief Information Officer ("*CIO*"), Mr. Themelis (collectively, the named executive officers, or "*NEOs*"). This discussion will focus on our executive compensation practices for this group of NEOs.

Effective March 8, 2010, Mr. Rucker was appointed to the position of Chief Operations, Credit and Risk Officer (*"Chief OCRO"*), and Mr. DeLise, our Head of Accounting and Finance, was appointed CFO. Messrs. Rucker and DeLise are NEOs in 2010 and will be included in our Compensation Discussion and Analysis for such year.

Our executive compensation program is designed to attract, reward and retain the caliber of executives needed to ensure our continued growth and profitability. The program's primary objectives are to:

- Create long-term value for our stockholders;
- Align firm and personal performance and decision-making with stockholder value creation;
- Reward our NEOs for their individual performance and their contribution to our overall financial performance without encouraging excessive risk-taking;
- Support our long-term growth objectives;
- Provide rewards that are competitive with organizations that compete for executives with similar skill sets;
- Provide rewards that are cost-efficient and equitable to both our NEOs and stockholders; and
- Encourage high-potential individuals with significant and unique market experience to build a career at the Company.

We have certain unique operating characteristics that directly impact our compensation philosophy and the way we attract, reward and retain key management talent. First, we are a hybrid company whose NEOs must combine an expertise of the fixed-income securities market with the knowledge and ability to create, implement and deliver technology-driven market solutions. We therefore compete with the financial services industry and the software development industry for executive talent as follows:

	Financial Services		Technology-Software Development		
	Markets Knowledge Required	Competition	Experience in Software Development	Competition	Ability to Work in Small Enterprise
CEO	✔	✔		✔	✔
President	✔	✔		✔	✔
CFO		✔		✔	✔
CIO	✔	✔	✔	✔	✔

Second, because we are a relatively small firm with low overhead in support positions and maintain a relatively flat organization, our NEOs must have the ability and desire to manage tactical details, and they are expected to effectively communicate with and lead broad teams of employees across all levels of the organization. Similarly, our NEOs must be able to think strategically and broadly and be able to develop a compelling vision for both their team(s) and the Company. We believe that our business is particularly demanding on our senior executives and we highly value those executives who demonstrate an ability to flourish in this environment, due to the unique and distinct competencies that are required for success.

Our pay philosophy is tied to the belief that executive and employee compensation should have a direct correlation to financial business results. Besides a fixed base salary, executives and employees are eligible for short-term (annual) incentive awards, specifically cash incentives, and long-term (three to five year) incentive awards in the form of equity in the Company. This mix is typical of pay practices in both the financial services markets and the software development markets.

While we saw a significant downturn in the market in 2008, which limited alternative employment opportunities for many of our key employees, the recent resurgence within the fixed income markets has resulted in increased hiring in relevant sectors of the financial services industry and record compensation levels at some financial services firms. The Compensation Committee believes that our ability to retain our current high-performing team of seasoned NEOs to manage our business is critical to the Company's success.

The compensation programs for our NEOs are administered by the Compensation Committee of the Board. Working with management and our independent outside compensation advisors, the Compensation Committee has developed and continually reviews and revises a compensation and benefits strategy that rewards performance and behaviors to reinforce a culture that will drive our Company's long-term success.

We have a formal semi-annual planning, goal-setting and feedback process that is fully integrated into the compensation program, creating alignment between individual efforts, our results and the financial awards that are realized by our NEOs as well as our general employee population.

In addition, the NEOs and other senior managers meet regularly to update corporate goals and initiatives based on corporate performance, changes in market conditions and potential new market opportunities. Individual strategic goals and objectives will change as a result of new or changed corporate initiatives.

We seek to promote a long-term commitment to the Company from our NEOs, as we believe that the Company receives significant benefits from the continuity that results in maintaining the same team of seasoned managers. Our team-focused culture and management processes are designed to foster this commitment. To support these objectives, long-term incentives for our NEOs have traditionally been granted as equity incentives, predominantly in the form of stock options and restricted stock. In addition, we began granting our NEOs equity incentives in the form of performance shares beginning with fiscal year 2008, and are now in our third year of doing so.

The value realized from the equity incentive awards is dependent upon our performance and growth in our stock price. The vesting schedules and performance goals attached to these equity awards reinforce this long-term, performance-based orientation.

Role of the Compensation Committee

General

The Compensation Committee establishes our compensation policies, provides guidance for the implementation of those policies and determines the amounts and elements of compensation for our NEOs. The Compensation Committee's function is more fully described in its charter, which has been approved by our Board. The charter is available for viewing or download on our corporate website at www.marketaxess.com under the *Investor Relations-Corporate Governance* caption.

The Board has determined that each member of the Compensation Committee is an "independent director" in accordance with NASDAQ listing standards, a "non-employee director" under the applicable SEC rules and regulations and an "outside director" under the applicable tax rules.

The Compensation Committee consults with the compensation consultant when considering decisions concerning the compensation of the CEO. When considering decisions concerning the compensation of our NEOs other than the CEO, the Compensation Committee generally seeks the recommendations of both the CEO and the compensation consultant. All compensation decisions for our NEOs are ultimately made in the Compensation Committee's sole discretion.

No NEO has a role in determining or recommending compensation for outside directors.

Use of Outside Advisors

In making its determinations with respect to compensation of our NEOs, the Compensation Committee retains the services of an independent outside compensation consultant, Grahall LLC ("*Grahall*"). Grahall was retained directly by, and reports directly to, the Compensation Committee.

During the course of 2009, Grahall was retained for the following compensation-related activities:

- *NEO Pay Analysis* — Review and benchmark competitive market pay levels and conduct retention analyses with respect to 2009 compensation for our NEOs and other senior executives;
- *Director Pay Analysis* — Review and provide recommendations for compensation for our non-employee directors, including retainers and meeting fees;
- *Employee Pay Analysis* — Review and benchmark competitive market pay practices for approximately 50%-60% of our employee group, excluding our NEOs;

- *Proxy Disclosure* — Assist in the preparation of the Company's Compensation Discussion and Analysis included in the proxy statements for our 2008 and 2009 Annual Meeting of Stockholders; and
- *General Advice* — Other compensation-related recommendations and activities, including providing advice regarding compliance issues, the design and management of our annual incentive plan, and the company's equity awards and the composition of our peer group (as discussed below in *Pay Levels and Benchmarking*).

Special projects — At the Board's request, Grahall also assisted both the Board and the Nominating and Corporate Governance Committee with the administration of their annual performance assessment. The fees earned for the services required for these special projects were nominal, and the Compensation Committee believes that the provision of these services by the consultant does not impair the consultant's independence or ability to provide the Compensation Committee with the information and support necessary to structure and administer the Company's executive compensation programs.

The Compensation Committee annually reviews competitive compensation data, recent compensation trends and any other relevant market data prepared by the compensation consultant. The Compensation Committee has the authority to retain, terminate and set the terms of the relationship with any outside advisors who assist the Compensation Committee in carrying out its responsibilities.

How We Determine Pay Levels

We seek to provide competitive compensation that is commensurate with performance. The compensation consultant works with our CEO and other managers of the Company to gather pertinent Company information, including employee and officer listings, corporate financial performance and the budget for the expensing of equity grants. The compensation consultant independently researches the performance and pay practices of our peer group and augments that research with applicable financial technology survey data to develop a general understanding of how our compensation practices and programs compare to the market. The compensation consultant uses this information to assist in the preparation of recommended pay ranges for Total Direct Compensation ("*TDC*") and presents them to the Compensation Committee for its consideration and approval. TDC is comprised of base salary, annual cash incentives and long-term equity incentives (but does not include retirement and other benefits). Corporate financial performance (year-over-year growth), individual NEO performance, achievement of corporate strategic goals and the ability to incur the suggested compensation expenses factor significantly into the Compensation Committee's decision of where to position the NEOs in relation to the benchmark data and in relation to each other. Additionally, retention concerns are considered when determining both the amount and the structure of an NEO's pay.

For fiscal year 2009, we benchmarked our NEOs' fixed and variable compensation with a peer group of financial services and financial technology companies. This was supplemented, as appropriate, with other relevant survey data used to validate compensation levels and practices within financial services and financial technology companies and U.S. businesses in general. Based on this information, at the end of 2009 for fiscal year 2010, Grahall developed an appropriate range of cash and equity compensation for each individual that was presented to the Compensation Committee. Grahall used our peer group of financial technology companies and blended data from a variety of sources (as discussed above) to develop a range of pay levels to guide the Compensation Committee. Moreover, as part of its standard methodology to help ameliorate the volatility that can occur during any particular compensation year — particularly in the financial services and financial technology industry — Grahall aggregated data over multiple years with an emphasis on the most recent periods.

For any year, the appropriate compensation range for each NEO is determined based on a number of factors, including: the NEO's role, responsibilities and expertise; the pay level for peers within the Company (internal alignment) and in the market for similar positions (external alignment); the level of competition that exists within the market for a given position; individual performance; and contribution to corporate financial performance, including the development and achievement of our long-term strategic goals and the enhancement of our franchise value. While weightings are developed and utilized for each position, no fixed numerical formula exists that is used from year to year. The Compensation Committee also considers the general economic climate and indications of pay levels from their colleagues in the financial services and technology industries.

After consideration of the foregoing data and the internal pay relationships among our NEOs, corporate financial performance, individual performance ratings and the need to attract, motivate and retain an experienced and effective management team, the Compensation Committee determined each NEO's TDC levels within the appropriate range. As discussed in more detail below in *Pay Mix*, for fiscal year 2009 the Compensation Committee raised the NEOs' TDC levels over 2008 levels and targeted NEO TDC above the median of the market data. The Compensation Committee then determined an ideal "pay mix" — the relative amount of TDC for each NEO that should be delivered as base salary, annual cash incentives and long-term equity incentive awards.

Given the Company's unique position in its industry, we believe that reviewing benchmark data is a vital part of the process by which the Compensation Committee determines relevant pay ranges and pay mix (the allocation of total pay among the different elements). The Compensation Committee uses competitive data to help strike a favorable balance among cost management, wealth creation opportunity and retention, without creating undesirable and unnecessary incentives for NEOs to take risks that might inappropriately place the stockholders' investment at risk. However, we remain mindful that risk is a necessary and important element of our business, and that some prudent risk-taking is necessary to achieve our growth objectives.

We generally target our NEOs' individual target total cash compensation level to be near the median of the market data for accomplishment of target performance. However, as discussed below, the base salary for each NEO is positioned below market median, in part because the publicly-traded companies in our peer group (for which information is available) are generally larger than MarketAxess, and in part because the Compensation Committee's philosophy is to place greater portions of our targeted annual cash compensation at risk. Accordingly, the value of each NEO's cash and equity incentives generally determines where each NEO's TDC is relative to market trends.

The Compensation Committee assesses "competitive market" compensation using a number of sources. As mentioned above, one of the data sources used in setting competitive market levels for the NEOs is the information publicly disclosed by a "peer group" of financial services and technology companies (listed below), the composition of which is reviewed annually with the compensation consultant. While these companies may differ from us in terms of exact size and revenues, they are the closest matches available to us in terms of a comparable business model.

Peer Group

In 2008, the Compensation Committee updated our peer group by making the following changes: we replaced eSpeed with BGC Partners after the merger of those two companies; we removed International Securities Exchange after its acquisition by Deutsche Boerse (as public information regarding this company's pay levels and practices will no longer be available); and we eliminated TD Ameritrade for competitive compensation purposes, as that organization currently has substantially higher revenues and franchise value (as measured by market capitalization) than ours. The firms that were removed from the peer group were replaced by GFI Group Inc. and Intercontinental Exchange, Inc., as these firms' annual revenues are more in line with ours than firms such as TD Ameritrade. However, while TD Ameritrade is no longer included as a peer for purposes of determining pay levels for our NEOs, our Compensation Committee and independent consultant will continue to consider TD Ameritrade's (along with others within and outside the financial services and technology industry) pay practices for purposes of providing reference points for how pay is delivered by competitors in our industry. Grahall has commenced making recommendations to our Compensation Committee for the possible inclusion of other peer-appropriate firms.

Due to the hybrid nature of our Company, the potential career opportunities and competition for executive talent is more diversified than in a typical company. The firms that best fit our definition of a competitive peer are private firms for which financial results and compensation data are generally unavailable. Therefore, we have to rely on comparisons to financial technology firms in other asset classes, of different sizes, and whose business model may be different than ours.

Our peer group for 2009 consisted of companies in the financial technology marketplace, and includes:

- BGC Partners, Inc. (successor)
- GFI Group Inc. (new)
- Intercontinental Exchange, Inc. (new)
- Investment Technology Group, Inc.
- Knight Capital Group, Inc.
- Labranche & Co., Inc.
- Options Xpress Holdings, Inc.
- SWS Group, Inc.
- Tradestation Group, Inc.

As our business model is unique — as stated above, we are the only publicly-traded company whose core business is providing a client to multi-dealer electronic trading platform for credit products — this peer group data is supplemented and blended with data from different compensation surveys. These surveys are selected and weighted based on their relevance to the specific position being evaluated. Each NEO has a carefully considered compensation range that blends data from a variety of sources. This is based on availability and applicability of peer group and other compensation data for each position and the competitive markets for talent (see *Overview of compensation objectives and strategy for our Named Executive Officers* above).

Though effort is expended to maintain continuity in the annual data-gathering process, experience has taught us that there is a significant amount of volatility in pay data (and survey participants) from year to year, even when the same survey sources are used. Accordingly, we tend to use multi-year averages rather than simply focusing on data for the most recently completed period. This has the effect of "smoothing" the year-to-year variance.

The Compensation Committee also applies other factors in determining the level of incentive pay for our NEOs. For example, if the Company's ratio of compensation expense to gross revenues ("*C&B Ratio*") is greater than that of other companies in our peer group, the Compensation Committee may choose to reduce our NEOs' annual incentive opportunity accordingly. The Compensation Committee believes focusing on the C&B ratio is both appropriate and highly typical in the financial services industry. Moreover, comparing our C&B Ratio versus our internal guidelines and our industry competitors provides a highly relevant data point regarding our compensation efficiency. Since the NEOs' incentive payments are a part of aggregate compensation expense, the Compensation Committee reserves the right to reduce the NEOs' incentives to reduce the C&B Ratio or to allow for additional incentive payments to the non-NEO employee population. As a long-term goal, the Compensation Committee has and will continue to pursue a reduction of the C&B Ratio, thereby increasing the Company's operating margins and stockholder returns.

As noted above, notwithstanding our overall pay positioning objectives, pay opportunities for specific individuals may vary significantly based on a number of factors, such as scope of duties, tenure, institutional knowledge, individual performance, market conditions and the company's desire to retain the NEO, and/or the difficulty in recruiting a new executive who has the skill set required to be successful with the Company. Actual total compensation in a given year will vary above or below the target compensation levels based on the attainment of corporate strategic and operating goals, individual performance, the creation of stockholder value and competitive threats.

Details of the Company's compensation structure for our NEOs

Pay Elements — Overview

We utilize four main components of compensation for our NEOs and many of our other employees:

Compensation Element	Description	Objectives: Compete in the Market	Objectives: Retain	Objectives: Reward Short-Term Performance	Objectives: Reward Long-Term Performance
Base Salary	All employees: reflects the employee's role and responsibilities, experience, expertise, and, to a lesser degree, individual performance	✔	✔		
Cash Incentives	All employees are eligible: designed to reward attainment of annual corporate financial goals and individual performance, allows total cash compensation to fluctuate upwards or downwards, as appropriate, with individual and corporate performance	✔	✔	✔	
Equity Incentives	Offered to key employees and exceptional performers: designed to tie NEO compensation to stockholder value creation, which in 2009 consisted of grants of restricted stock and performance shares	✔	✔	✔	✔
Other Benefits	Offered to all employees: includes healthcare benefits, life insurance and retirement savings plans, and disability plans in the US and comparable benefits in other geographic locations	✔	✔		

In addition to the foregoing elements, we have entered into employment agreements with the CEO and the President that provide for certain payments and benefits in the event of certain terminations of their employment or a change in control of the Company. See *Executive Compensation — Potential termination or change in control payments and benefits* for additional detail on potential payments under specific events of termination or upon a change of control.

Pay Mix

We believe that our pay mix helps to better align NEO compensation with the interests of our stockholders. While we acknowledge that less variability in compensation through increased base salaries may, in some cases, reduce risk-taking, we believe that variability of compensation tied to corporate results motivates our NEOs and promotes decision-making that is aligned with stockholders' goals. We also believe we have the right pay mix in place to mitigate unnecessary or extraordinary focus on short-term results that could result in increased risk.

- NEOs receive a significant portion of their compensation in equity that vests over three years. Therefore, the NEOs must have a long-term outlook, which mitigates short-term risk. Given their equity holdings, poor performance or other detrimental activity affects the NEOs to the same extent it affects our stockholders.

- As a significant portion of each NEO's compensation is awarded in equity and our NEOs are subject to stock ownership guidelines, we believe the NEOs are motivated to align personal performance and decision-making with stockholder value creation, and that they are motivated to improve the financial results for the Company on a long-term basis.

- Our equity agreements for all grants made to all employees have a "Detrimental Activity" clause, which would allow the Company to 1) expire any unexercised stock options or recover any gain realized as a result of exercise from one year of exercise and 2) forfeit any performance shares and restricted stock held prior to vesting or, for one year after vesting, recover an amount equal to the fair market value at the time of vesting.
- We have implemented a decreasing accrual rate for our Employee Incentive Pool and implemented a cap on how much each NEO can earn in cash incentives on an annual basis regardless of corporate results (see below under *Annual Variable Performance Awards Payable in Cash*). This reduces the likelihood of NEOs taking unnecessary risk for increased short-term gains.
- When earned, performance shares have a subsequent 24-month ratable vesting period. This additional holding period requires NEOs to remain employed with the firm and exposes the shares to additional market risk during the holding period. Thus, value must be created and maintained over time before it is fully realized.
- We have implemented a 12-month claw back provision that allows the Company to recoup any or all funds paid to NEOs in the event of a misstatement of financial results (see below under *Annual Variable Performance Awards Payable in Cash*). This reduces the likelihood of any intentional fraud or oversight in reporting or reviewing the financial results.

A summary of 2009 payments (comprised of 2009 base salary, 2009 year-end cash incentive and January 2009 equity grants for performance year 2009) is as follows:

	Fixed Compensation		Variable Compensation					
					Equity			
	Base	% of TDC	Cash Incentive	% of TDC	Performance Shares(1)	Restricted Stock(1)	% of TDC	TDC
CEO	$400,000	11%	$1,200,000	33%	$513,750	$1,541,250	56%	$3,655,000(2)
President	$300,000	13%	$1,200,000	53%	$228,000	$ 532,000	34%	$2,260,000(2)
CFO	$200,000	24%	$ 325,000	39%	$105,000	$ 195,000	36%	$ 825,000
CIO	$200,000	13%	$ 750,000	50%	$110,000	$ 440,000	37%	$1,500,000

(1) Restricted stock vests over three years. Performance shares settle one year after grant and vest over the following two years.

(2) Does not include the multi-year grants received by the CEO in February 2006 and the President in October 2006 which vest over five years.

Details of each element of pay mix for each NEO can be found below.

As will be detailed in the section below titled *Annual Variable Performance Awards Payable in Cash*, the Compensation Committee considered the financial performance of the Company, individual contributions of each NEO (listed below) and retention concerns in making a determination as to the compensation mix and in targeting each NEO's TDC. To a lesser degree, the Compensation Committee also considered input from the CEO in regard to the CEO's views of the preferences of each of the NEOs (other than the CEO) for cash versus equity. While preferences for cash versus equity were considered in determining the pay mix, each NEO was still compensated in a manner that resulted in short-term results recognition (through cash incentives) and promoted a long-term outlook and had retention value (through equity). Lastly, the guidance for TDC was based on the benchmark data obtained from our peer group and other compensation surveys (see above under *Pay Levels and Benchmarking*). The data selected for each NEO was individualized based on the NEO's position, role within the organization and the scope of responsibilities. Given the strong performance of the Company and the NEO's individual contributions for the performance year, the Compensation Committee raised the NEOs' TDC levels over 2008 levels and targeted each NEO's TDC above the median of the market data as follows:

	2009 TDC as compared to Market Data
CEO	75th percentile
President	above 75th percentile
CFO	between median and 75th percentile
CIO	between median and 75th percentile

As discussed below, where each individual NEO was paid vs. market data (*e.g.*, how far above median) was based predominantly on individual performance, retention concerns and internal equity considerations.

The mix of compensation and benefits received by each NEO, including benefits that were given to NEOs at the cost of the Company, can be found below (see below under *Other Benefits* for more detailed information on benefits received by NEOs). The CEO receives the highest percentage of equity compensation, given his position, the market data for total compensation and the Company's limitations on cash bonuses. The CFO has the highest percentage of compensation paid in the form of base salary, given his position and the relevant market data.

CEO — Compensation and Benefits Paid in Respect of 2009

Employer Paid Benefits


Base
Salary
Cash
Incentive
Equity
Incentive

President — Compensation and Benefits Paid in Respect of 2009

Employer Paid Benefits


Base
Salary
Equity
Incentive
Cash Incentive

CFO — Compensation and Benefits Paid in Respect of 2009

Employer Paid Benefits


Equity
Incentive
Base Salary
Cash Incentive

CIO — Compensation and Benefits Paid in Respect of 2009

Employer Paid Benefits


Base
Salary
Equity
Incentive
Cash Incentive

Tally sheets

In 2009, the Compensation Committee also formalized its use of "tally sheets" in its review of compensation levels for the NEOs and other members of our Company's Global Management Team. Tally sheets are summary reports prepared by management with the assistance of Grahall for each NEO and other key executives. Because the Company does not have extensive retirement benefits or other elaborate compensation programs under which significant value can be accumulated, the primary benefit of using tally sheets is to provide historical perspective regarding the elements of pay for each NEO. Specifically, the tally sheets provide an overview of the grant history of equity awards and current values of equity holdings with respect to each NEO. In this way, the Compensation Committee can make decisions with a better perspective regarding prior equity grants and incentive opportunities, analyze the retention value of all existing awards as a whole, and evaluate and consider what changes, if any, might be appropriate in the "Flex Share" program (see below under *Long-term Incentives — Equity-based Awards*) or in other aspects of our broader compensation scheme.

Our Tally sheets include the following historical information since 2004:

- *Total Cash Compensation* — including base salary and annual incentives;
- *Equity Compensation* — shares granted, strike/grant prices, grant value, duration of award period, vesting schedule, dollar amount vested, sales history, and aggregate holdings and equity value at current (and multiple) share prices; and
- *Financial Results* — Revenue, Operating Income and EPS.

While the Compensation Committee reviews the amount of aggregate "wealth" held and the historic awards received by each NEO reviewed, none of our NEOs' aggregate holdings had any direct bearing on the equity awards approved for 2010. Specifically, in the Compensation Committee's view, none of our NEOs holds an amount of shares that could prompt the Compensation Committee to consider diminishing any annual reward. This reflects the Compensation Committee's philosophy that appropriate annual compensation should reflect the market value of the NEO's services as well as the NEO's and Company's level of performance, and that any meaningful reduction of pay levels based upon prior wealth creation may be very difficult to do without creating significant — and potentially unacceptable — retention risk with respect to that NEO.

Pay Elements — Details

Base Salary

The Company does not automatically increase base salary each year. Rather, the Compensation Committee reviews all components of remuneration and decides which, if any, elements of compensation should be adjusted or paid based on corporate and individual performance results and competitive benchmark data. This approach is in line with the Company's culture of "pay for performance" and its intention of offering compensation that is highly correlated with each NEO's individual responsibilities and performance, with corporate financial performance and with return for stockholders.

The Compensation Committee performed its annual review of base salaries in 2008 and determined not to make any upward adjustments in the base salaries for our NEOs for 2009. This reflected the Company's recognition of the challenging operating conditions in the credit markets at that time and the potential impact of those market conditions on our ongoing operating results. It is also consistent with our compensation policy to carefully manage fixed expense. For 2010, with the exception of Mr. Themelis, the Committee again determined that no increase in base pay was necessary or desirable for any NEO. The base salary for Mr. Themelis was raised from $200,000 per annum to $250,000 per annum. This was the CIO's first base salary increase since being hired in 2004 and represents the higher base salaries seen in the market among technology executives.

Our Committee's recent salary history decisions with respect to NEOs appear below:

	NEO Salary History ($000s)			
	2007	2008	2009	2010
CEO	$400	$400	$400	$400
President	$300	$300	$300	$300
CFO	$200	$200	$200	$200
CIO	$200	$200	$200	$250

Since we have not adjusted NEO base salaries from January 2006 through December 2009, our NEOs' base salaries are generally lower than the applicable median base pay levels suggested by the benchmark data. We believe this offers the Company improved cost control as lower base salaries enable us to better manage fixed compensation costs, reduce benefits costs and increase our emphasis on variable pay, which, in turn, results in our compensation being more fully aligned with our financial performance. Accordingly, the Compensation Committee believes that keeping base salaries constant is an effective method to reinforce our pay-for-performance philosophy.

Annual Variable Performance Awards Payable in Cash

Section 162(m) of the Internal Revenue Code of 1986, as amended (the "*Code*"), generally prohibits any publicly-held corporation from taking a Federal income tax deduction for compensation paid in excess of $1 million in any taxable year to the CEO and any other executive officer (other than the CFO) employed on the last day of the taxable year whose compensation is required to be disclosed to stockholders under SEC rules, unless the plan and awards pursuant to which any portion of the compensation is paid meet certain requirements.

To ensure the tax deductibility of any performance-based cash compensation awarded to the NEOs (other than our CFO) in 2009, the Board adopted the MarketAxess Holdings Inc. 2009 Code Section 162(m) Executive Performance Incentive Plan (the "*2009 Incentive Plan*") which was approved by stockholders at the 2009 Annual meeting. The 2009 Incentive Plan is structured in a manner that is intended to meet the requirements of Code Section 162(m) in order to qualify any performance-based cash compensation awarded to the NEOs (other than our CFO) as "performance-based compensation" eligible for deductibility under Code Section 162(m).

The CEO, President and CIO comprise the three individuals who are the participants under the 2009 Incentive Plan for the 2009 performance period. To determine participants in the 2009 Incentive Plan, the Company relied on Notice 2007-49 issued by the Internal Revenue Service ("*IRS*"), which provides that the "covered employee" group for tax years ending on or after December 15, 2006 consists only of the principal executive officer of the Company (the "*PEO*") (which, in the case of the Company, is the Company's CEO) and the three most highly compensated officers for the tax year other than the PEO and the principal financial officer of the Company (the "*PFO*") (which is our CFO). The PFO, therefore, is no longer a "covered employee" for purposes of determining compliance with Section 162(m) of the Code and thus our CFO was not included as a participant in the 2009 Incentive Plan. Besides the CEO and CFO, in 2009 the Company had only two other NEOs: Mr. Millet (our President) and Mr. Themelis (our CIO).

In 2009, the Board adopted the 2009 Employee Performance Incentive Plan (the "*Employee Plan*") in which our CFO participates. (Despite his exclusion from the 2009 Incentive Plan, our CFO's incentive opportunities and actual incentive pay determinations remain subject to the Compensation Committee's discretion.) The Employee Plan is not subject to stockholder approval and is substantially similar to the 2009 Incentive Plan except that awards granted under the Employee Plan are not intended to, and will not comply with the "performance-based" compensation exception under Section 162(m) of the Code, as the participants in this plan are not subject to Code Section 162(m)'s pay limitations and associated tax exclusions. The employee cash incentive pool for 2009 was implemented under the Employee Plan.

Due to Mr. Rucker's new position as our Chief OCRO and Mr. DeLise's appointment as CFO, effective as of March 8, 2010 we have five executive officers rather than four, and four participants in our 162(m) pool in 2010 instead of three. Both Messrs. Rucker and DeLise are currently expected to be included as NEOs in the Compensation Discussion and Analysis for 2010. Mr. Rucker is expected to be a "covered employee" for purposes of determining compliance with Section 162(m), and Mr. DeLise, as CFO, is not subject to 162(m) and so will participate in the Employee Plan.

In 2009, the Company's aggregate incentive pool accrual for all employees (in which our CFO participated) (the "*Employee Incentive Pool*") was equal to a minimum guaranteed accrual of $2,000,000 (the "*Minimum Accrual*") plus 27% of the Company's 2009 pre-tax operating income before cash incentive expense (the "*Variable Accrual*"). This accrual methodology differed from the methodology used in 2008, when the minimum accrual was $3,000,000 and the variable accrual rate was 30%. For 2009, it was determined that the Minimum Accrual, which is guaranteed and not performance-based, should be lower and the Variable Accrual should also be reduced to meet our objective of reducing our C&B Ratio. By lowering both the Variable Accrual and the Minimum Accrual, the incentive accrual would be lower if the Company did not meet its target performance goals, and the accrual would increase at a slower pace if the Company exceeded those targets. The targeted Employee Incentive Pool, at plan, was determined by the Compensation Committee at the beginning of the year based on our target financial plan and given the aggregate amount needed to pay employees consistent with the median of market data. The mix was determined to create a fair balance between (a) the goal of creating appropriate annual performance incentives in order to retain and reward high performers and (b) expense management where any incremental cash incentive expense is only borne by the Company if financial performance is exceeded.

The Committee uses operating income to reward performance because it is highly correlated to revenue growth, which is our primary concern at this phase in the Company's growth cycle.

Our accrual rate methodology for 2010 has been further refined. We have eliminated the Minimum Accrual entirely, thereby making the cash accrual fully tied to performance. As a result, we have marginally increased the Variable Accrual rate to 27.75% of the Company's 2010 pre-tax operating income before cash incentive expense.

	Incentive Pool Accrual ($000s)			
	2007	**2008**	**2009**	**2010**
Minimum Accrual	$5,000	$3,000	$2,000	$0
Variable Accrual Percent	27.5%	30%	27%	27.75%

This results in a corporate accrual as planned within our financial budget, which was set prior to the change in methodology. The targeted amount for the Employee Incentive Pool was determined by the Compensation Committee at the beginning of the year based on our target financial plan and the aggregate median of competitive cash incentive levels. The slight increase in the Variable Accrual rate offsets the minimum guaranteed accrual from previous years. In addition, for 2010, our accrual rate decreases once the Company meets or exceeds 110% of its operating income goal on a pre-incentive basis. Specifically, the accrual will decrease by 0.5 percentage points for each 10% of over-achievement (*e.g.*, at 110% of plan, the accrual rate is 27.25%, at 120% of plan, the accrual rate is 26.75% of plan, etc.). Under this revised methodology, the accrual is lower than it would have been using the 2009 methodology both below and above target performance goals. These changes allow for further variability tied to corporate financial performance and further tie NEO and employee compensation to financial results, while insuring that an increasing amount of the reward from over-achievement of corporate financial goals goes to the stockholders. The difference in the incentive accrual based on the changed methodology is as follows:

	Increase/decrease (-) of cash incentive accrual: 2010 methodology vs. 2009 methodology					
Below Plan	**50% of plan**	**60% of plan**	**70% of plan**	**80% of plan**	**90% of plan**	**At Plan**
	−19%	−16%	−14%	−12%	−11%	−10%
Above Plan	**At Plan**	**110% of plan**	**120% of plan**	**130% of plan**	**140% of plan**	**150% of plan**
	−10%	−10%	−11%	−12%	−13%	−14%

The incentive pool accrual under the 2009 Incentive Program (in which our NEOs other than our CFO participated) was equal to 32.5% of the corporate Variable Accrual (the "*NEO Incentive Pool*"). There was no minimum guaranteed accrual under the 2009 Incentive Program. The NEOs who participated in the 2009 Incentive Program were not eligible to receive any portion of the Minimum Accrual or any portion of the remaining 67.5% of the Variable Accrual. This formula had two objectives: to align employee incentives with operating income, which correlates to earnings per share, and to use the operating leverage of our business to motivate employees. The percentage for the NEO Incentive Pool was determined by the Compensation Committee based on the aggregate median benchmark data for the NEOs.

The maximum amount that could be earned from the NEO Incentive Pool by the NEOs who participated in the 2009 Incentive Program was established as a percentage of the NEO Incentive Pool and was determined based on the NEO's role, responsibilities and expertise; comparable internal pay levels for peers within the Company and external pay levels for similar positions within our benchmark peers; the level of competition that exists within the market for a given position; and the NEO's ability to contribute to our financial performance and/or realization of our on-going strategic initiatives. The percentage of the NEO Incentive Pool that could be earned by Messrs. McVey and Millet was 35% each and the percentage for Mr. Themelis was

30%. Any amount of the NEO Incentive Pool not paid to the NEOs reverted to the general funds of the Company and the Employee Incentive Pool was increased by such amount.

In 2009, we did not set individual financial performance goals for the NEOs for achievement of incentive compensation, and there were no specific quantitative individual-level financial goals used to determine compensation. However, with the exception of the performance of the CEO, the Compensation Committee is apprised of the overall individual performance for each of the NEOs by the CEO and considers individual performance when determining where to position each NEO along the compensation data continuum that is developed for each position as part of its benchmarking exercise. The CEO reports to and is assessed by the full Board. The Compensation Committee reviews the CEO's compensation and makes compensation recommendations to the Board for its approval.

The actual level of cash incentive awards for each of the NEOs was determined in the context of our financial performance in 2009, each officer's individual strategic and qualitative accomplishments (as discussed below), comparative market data and all other components of the NEO's TDC. At the conclusion of the 2009 performance period, the Compensation Committee determined the actual amount to be paid to each NEO and exercised its discretion to pay each executive an amount that was lower than the maximum amount permitted. A further discussion regarding the Compensation Committee's use of negative discretion appears below.

The table below shows the actual payout amounts for each of the NEOs who participated in the 2009 Incentive Program in relation to the maximum they were allowed to receive from the NEO Incentive Pool. While $4.14 million was accrued under the funding formula for the NEO Incentive Pool, the Compensation Committee reduced these potential payouts to an aggregate of $3.15 million. A detailed discussion of the actual incentive payments awarded to each NEO, including the CFO, appears later in this section.

	Financial Results (In thousands)	% Allocated for 162(m) Purposes	Maximum Bonus Pool Allocated for 162(m) Purposes (In thousands)
Revenues	$114,439		
Expenses	$ 84,390		
Operating Income (before taxes)	$ 30,049		
Minimum Guaranteed Floor	$ 2,000		
Variable Accrual	$ 12,738	32.5%	$4,140
Employee Bonus Pool	$ 14,738		

Limitations by Officer	Maximum Percentage	Maximum Amount	Actual Amount
CEO	35%	$1,449	$1,200
President	35%	$1,449	$1,200
CIO	30%	$1,242	$ 750
Total Paid			$3,150

For 2010, the Compensation Committee has adopted a program under the 2009 Incentive Plan for our NEOs, including our Chief OCRO (and excluding our CFO), that is structurally similar to the 2009 Incentive Program. The 2010 NEO Incentive Pool will continue to be funded based on 32.5% of the Variable Accrual of the Company's 2010 pre-tax operating income before cash incentive expense. With the addition of a fourth NEO to the 162(m) program, the NEOs' respective maximum percentage payouts will be as follows:

NEO	Allocation
CEO	30%
President	30%
CIO	25%
Chief OCRO	15%

The maximum percentage of the 2010 NEO Incentive Pool that may be earned by an NEO also remains subject to the Compensation Committee's discretion to reduce the actual amount paid to each NEO on an annual basis. The Compensation Committee believes that the percentage allocation of incentive pools among our NEOs for 2009 was appropriate, and for 2010 is appropriate, based upon the individual and aggregate data it has reviewed.

In addition, the Compensation Committee has implemented a cap of $6 million as the maximum amount that may be accrued to the 2010 NEO Incentive Pool. Therefore, based on the 2010 distribution of the pool, individual NEOs' maximum bonus opportunities are capped as follows:

NEO Incentive Plan — At Budget	$4,849
NEO Incentive Plan — Cap	$6,000

Cash Bonus Payments	Allocation	Maximum Payments at Budget*	Maximum to be Paid in 2010*
CEO	30%	$1,455	$1,800
President	30%	$1,455	$1,800
CIO	25%	$1,212	$1,500
Chief OCRO	15%	$ 727	$ 900

* Compensation Committee retains downward discretion

Lastly, beginning in 2010 we are implementing a claw back provision that allows the Company to recoup all or part of the year-end incentive paid to NEOs in the event of a misstatement of financial results discovered within 12 months of December 31 of the respective performance year. The claw back will be structured so that funds that were accrued under the Employee Incentive Pool or NEO Incentive Pool as a result of a misstatement of financial results may be recaptured by the Company on a pro rata basis.

In addition, our NEOs are all holders of the Company's equity and are subject to stock ownership requirements (see below under *Long-term Incentives — Equity-based Awards*), that further align their rewards with stockholder returns.

The Compensation Committee believes that changes to the accrual methodology for the Employee Incentive Pool and to the NEO Incentive Pool that place limitations on cash incentives are sufficiently high to motivate the plan participants while ensuring that no incentives are created to take excessive risks. We believe that NEOs will be appropriately rewarded by short-term incentives and motivated to adopt a long-term perspective that aligns with their equity holdings and with our stockholders' outlook. However, the Compensation Committee intends to continue to review the NEO incentive compensation program design for future years.

As discussed above, the payouts under our cash incentive program are based upon our growth in operating income. The general improvement of the credit markets in 2009 and our ability to launch new products and expand the number and variety of our platform participants helped provide the opportunity for us to exceed our targeted revenue growth in most of our business areas. Coupled with our prudent management of expenses, we achieved record operating income in 2009. As such, the 2009 Employee Incentive Pool, and consequently the 2009 NEO Incentive Pool, were significantly higher than the 2008 accrual levels, when we did not achieve our revenue targets. Specifically, the Employee Incentive Pool for 2009 was $14.738 million, compared to $9.545 million in 2008 (a 54% increase). (In 2008, we separated the Employee Incentive Pool for MarketAxess employees from that of the cash incentive pool for employees of Greenline Financial Technologies, Inc. ("*Greenline*"), a subsidiary acquired in March 2008. For reporting purposes for 2009, our Employee Incentive Pool includes accruals for all subsidiaries, including Greenline).

A summary of cash incentives awarded to the NEOs for 2008 and 2009, and the relationship between the NEOs' cash incentive growth and stockholder value measured as EPS, is as follows:

Financial Results	2008 Actual	2009 Actual	Year-over-Year Percentage Change
Operating Income ('000's)	$12,834	$30,049	134%
EPS	$ 0.22	$ 0.42	91%
Incentive Payments (In thousands)			
CEO	$ 500	$ 1,200	140%
President	$ 450	$ 1,200	167%
CFO	$ 225	$ 325	44%
CIO	$ 500	$ 750	50%

For performance year 2008, the decrease in the percentage change of cash incentive payments for the CEO and President (-38% and -44%, respectively) was greater than both the percentage reduction in the Company's 2008 earnings when compared to 2007 (-26%) and the reduction in the corporate bonus accrual as compared to 2007 (-33%). This was the intention of the Compensation Committee, since with the exception of the CFO, our NEOs, especially our CEO and President, have the most influence of any of our employees over growing the revenues and profits of the Company. With the decreased profits in 2008, the Compensation Committee exercised its discretion so that the cash performance incentives of the NEOs were reduced accordingly.

As the above chart shows, based on the Company's 2009 performance, the Compensation Committee rewarded the NEOs who had the most significant impact on helping us grow our revenues and profits to record levels in 2009. Given the strong cash accrual, the Compensation Committee sought to pay the NEOs closer to the median percentile of market data for total cash compensation than they had in the past. The resulting total cash payment for 2009 resulted in the following:

	Total Cash (Base + Incentive)	Compared to Median
CEO	$1,600	Below Median
President	$1,500	Below Median
CFO	$ 525	Slightly below median
CIO	$ 950	At median

Despite record revenues and operating income and despite the market data, the Compensation Committee exercised downward discretion and paid the NEOs less than they would have been entitled to under the limits set by the 2009 Incentive Program. This downward discretion was based on the percentage increase in cash incentive compensation vs. financial results for the Company, internal equity, the amount of the corporate cash accrual needed to pay employees other than NEOs and individual performance.

CEO Performance Evaluation

In determining the CEO's cash incentive for 2009, the Compensation Committee focused on both corporate financial performance and qualitative achievements as they relate to the Company's strategic initiatives. In 2009, the CEO was credited with the following financial achievements:

- Record revenues at $114 million, up from $93 million;
- Expenses only increased by 5.2%, resulting in record operating income of $30 million;
- EPS nearly doubled, from $0.22 in 2008 to $0.42 in 2009;
- The Company's stock closed at $13.90 at the end of 2009, up from $7.94 in 2008;
- Increase in total trading volume from $266.4 billion in 2008 to $299.3 billion in 2009;

- Increase in average variable transaction fees per million (across all products) from $128 in 2008 to $176 in 2009;
- Increase in estimated market share for the fourth fiscal quarter of 2009 to 8.1% (vs. 6.6% for 2008 and 6.2% for the full year 2009); and
- Outperformance of our peer group (see above under *Pay Levels and Benchmarking*) in operating income, EPS, EBITDA and pre-tax margin growth during 2009.

The CEO was also credited with the following qualitative achievements:

- Successfully managing through elevated business risks related to the credit crisis, including dealer consolidation and failures, investment portfolio risk and declining dealer capital for market-making;
- Setting the strategy to reposition the business to respond to credit market changes:
  - Expanding the dealer network on our trading platform;
  - Promoting hybrid voice execution; and
  - Adding new trading functionality;
- Retention of our NEOs, senior management team and other key employees during the severe market downturn and the development of an actionable succession plan across key executive positions in the organization; and
- Attracting and retaining a strong base of well-respected, large public stockholders who are long-term growth investors.

President Performance Evaluation

In determining the President's cash incentive, the Compensation Committee and CEO focused primarily on corporate financial performance. In addition to the financial successes outlined above, the President was credited with the following accomplishments:

- Retaining a valuable base of large dealer clients and revenues despite market dislocation of the credit markets in 2008 into the early part of 2009;
- The incubation of our trading and execution services desk, resulting in over $6.8 million in new revenues in 2009 and higher fee capture per million than our core business;
- Leading a focused effort to increase institutional client inquiries on the trading system and to increase the number of institutional investor clients;
- The addition of 19 dealers to our trading platform, resulting in increased liquidity; and
- Developing a dealer-to-dealer business to capture the odd-lot and retail trading market.

CFO Performance Evaluation

In determining the cash incentive compensation for the CFO, the Compensation Committee and CEO focused on corporate financial performance. In addition, the CFO was credited with:

- Developing and maintaining the credit and operational processes for our trading and execution services desk — outside audit identified no major weaknesses in controls and procedures;
- Leading the analysis and strategic decisions around acquisition opportunities, implementation of dividend payments, stock buy-backs and investment opportunities;
- Leadership of the Company's Risk Management and Credit Committees;
- Managing our compliance with the requirement of the Sarbanes-Oxley Act of 2002 and all other regulatory reporting requirements; and

- Executive oversight of the move of our headquarters from 140 Broadway to 299 Park Avenue in New York City, which was completed in February 2010 on-time and within budget.

CIO Performance Evaluation

The CIO and his team are instrumental to the firm's revenue by providing unique, stable, world-class technology to the credit markets. In addition, the CIO leads our technology services initiatives, which generated $9.9 million in revenues in 2009. For 2009, the CIO was credited with:

- Building on our reputation of trading system stability, user-friendliness and client responsiveness through three major software releases;
- Further development of our technology services offering, which resulted in a significant professional services engagement and the development of LiquidityBridge™ Aggregator, a real-time pricing aggregator;
- Rebuilding of our systems infrastructure and technology with our headquarters move, which was successfully completed in February 2010, and for the office move of our Greenline Financial Technologies group;
- Retention of senior and key personnel across the technology organization; and
- Actively garnering support from business and technology heads at some of our key clients to promote our technology and capabilities.

The Compensation Committee also reviewed the blended market data for each NEO and then determined where, within the appropriate range, each NEO should be positioned (see above under *Pay Mix)*. In addition to assessing the market opportunities for each NEO, the role, responsibilities, individual contributions and expertise of each NEO were considered in determining pay positioning relative to the benchmark data. Finally, as stated above, the Compensation Committee believes that leadership continuity is critical to our success.

Long-term Incentives — Equity-based Awards

The Compensation Committee regularly evaluates the use of equity-based awards and currently intends to continue to use such awards as part of designing and administering the Company's compensation program. In 2009, our NEOs were granted stock options, restricted stock and performance shares, as discussed below. Awards are generally granted to our NEOs at the time of hire and then annually at the end of each fiscal year for corporate, unit and individual performance.

			Objectives			
Type of Equity	**Objectives and Consequences**	**Potential Recipients**	**Compete in the Market**	**Retain**	**Reward Short-Term Performance**	**Reward Long-Term Performance**
Restricted Stock	Provide a strong retention incentive in that they require continuous employment while vesting. Use fewer shares than other vehicles such as stock options. Provide moderate reward for growth in our stock price.	Key employees and exceptional performers	✔	✔		✔

Type of Equity	Objectives and Consequences	Potential Recipients	Objectives: Compete in the Market	Retain	Reward Short-Term Performance	Reward Long-Term Performance
Stock Options . .	Provide strong reward for growth in our stock price as the entire value of the option depends on future stock price appreciation. Serve as a retention incentive in that they require continuous employment while vesting; however, can be non-retentive if the option is "under water." Most dilutive form of equity grant.	Key employees and exceptional performers	✔	✔		✔
Performance Shares	Focus our NEOs and other key executives on annual performance goals while also providing a strong long-term performance and retention incentive as they require continuous employment for vesting. Use fewer shares than other vehicles such as stock options. Provide reward for growth through the sliding scale for payouts and via growth in our stock price.	NEOs and other key executives	✔	✔	✔	✔

Equity awards to our NEOs are determined in a manner consistent with the process used to determine annual cash incentive opportunities: the budget for equity-related expenses, corporate financial performance, group and individual performance, benchmark data and retention requirements are all factors weighed in determining the equity award. Additionally, total planned cash compensation vs. benchmark data is considered when determining the size and type of equity grant.

The Compensation Committee uses the Black-Scholes option pricing model to value stock options and option expense in determining the financial impact of equity awards on the Company.

For performance year 2009, the Compensation Committee continued to use equity as a retention and long-term reward tool despite the increase in short-term cash incentives. By doing so, the Compensation Committee was able to provide a short-term reward for the record results but also provide for long-term motivation and incentives. Specifically, due to the vesting periods attached to the equity, retention increases because an NEO only profits if he/she continues his/her employment with the Company, and value is derived from the award only if the NEO is able to produce long-term profits for the Company. In addition, these rewards are tied to stockholder returns as the NEO only profits from the equity when stockholders profit from the Company's financial performance.

Our NEOs view these equity incentives as long-term incentives. As a result, other than disposing of shares of stock to meet the tax obligations when restrictions on certain shares lapsed (*i.e.*, vested), none of our NEOs sold any of their equity stake in 2009.

Since 2006, our equity award policy has been to grant all year-end equity awards on January 15 of the following year (or the preceding business day if January 15 is not a business day). This insures that the timing of any option grants and the setting of the exercise price, which is the closing price per share of our Common Stock on the NASDAQ Stock Market on the date of grant, will not be arbitrary or subject to manipulation. However, the restricted stock awarded to the NEOs in January 2010 was actually granted on January 22, 2010, as the Compensation Committee delayed the award so that it could evaluate certain tax issues regarding the potential issuance of the shares as restricted stock units (or RSUs), which could permit executives the opportunity to defer portions of their stock awards to a date later than the originally scheduled vesting date.

After completing its review, the Compensation Committee determined that certain disadvantages of RSUs outweighed the advantages and opted to continue its practice of granting restricted stock without any deferral features. Importantly, this delay in the grant date had no impact on the size of the grant or the value of the award, as the size and value were determined on January 15, 2010, consistent with our policy.

The expected value of the year-end equity award to each NEO is approved by the Compensation Committee prior to grant and is part of the process in determining TDC for each NEO. The actual grant amount (*i.e.*, number of shares or options) is approved by the Compensation Committee on or before the grant date. For grants made in January 2009 and January 2010 (for performance years ending 2008 and 2009, respectively), the average closing price of our stock for the ten business days leading up to and including January 15 was used to convert the compensation equity value to shares. However, the actual closing price on January 15 is used for Black-Scholes calculations, expensing of equity pursuant to FASB ASC Topic 718 and reporting purposes. This average pricing methodology smoothes out any significant swings in the stock price during the first business days of the new year. The pricing for the 2009 year-end grant was calculated as follows:

	2010 Closing Price of MKTX Common Stock										
	4-Jan	**5-Jan**	**6-Jan**	**7-Jan**	**8-Jan**	**11-Jan**	**12-Jan**	**13-Jan**	**14-Jan**	**15-Jan**	**Avg**
MKTX . . .	14.19	13.68	14.02	14.12	14.58	14.52	14.54	14.49	14.53	14.29	14.30

For equity grants made as part of the year-end compensation process, the Compensation Committee approves the actual number of shares granted on January 15. Grants to new executive officers are made on the date of hire and are approved by the Compensation Committee prior to hire.

For more information regarding the specific equity awards that were granted to the NEOs in fiscal 2009, see below under *Grants of plan-based awards.*

Use of Performance Shares

Beginning in 2008, the Compensation Committee also utilized performance shares to tie the long-term equity component of compensation more closely to stockholder returns. Specifically, the Compensation Committee implemented the use of performance shares to:

- convert a reasonable portion of "guaranteed" restricted stock awards to a variable-pay, "at-risk" instrument that better aligns with financial performance;
- reduce stockholder dilution by using fewer shares than similar value stock option grants; and
- provide a balance between stock option leverage and retention/downside protection of restricted stock.

All performance share awards are based on performance criteria approved by the Company's stockholders in our 2009 Incentive Plan, in a manner intended to qualify as "performance-based compensation" eligible for deductibility under Code Section 162(m).

The Compensation Committee has approved two forms of performance share award agreements. One form is for use in connection with grants of performance share awards to the CEO and the President, and a second form is for use in connection with grants of performance share awards to all other performance share award recipients, including our other NEOs. Each performance share award agreement provides for the grant of a target number of performance shares (further detailed below) that will vest or be forfeited based on our achievement, during the applicable performance period, of a level of pre-tax operating income per share of our Common Stock before payment of (a) cash incentives for performance during the performance period and (b) expenses incurred in connection with the grant of all performance share awards for the performance period.

For each performance share earned, a participant receives one share of restricted stock that vests and becomes freely tradable in equal 50% installments on each of the second and third anniversaries of the original grant date of the applicable performance share award. Certain portions of the performance shares or the restricted stock may also vest upon certain terminations of a participant's employment, or after the occurrence of a qualifying change in control.

In connection with their 2008 performance, in January 2009 the Compensation Committee approved grants for an aggregate of 94,565 performance shares to our NEOs for the 2009 performance period. Performance for calendar year 2009 exceeded the target by 120% (actual earnings per share on a pre-bonus expense and pre-performance share expense basis was $1.20 versus targeted results of $0.43); therefore, the performance shares settled at 150% achievement, the maximum permitted under the program (see below for details regarding payout levels). This resulted in the conversion of the performance shares to 141,848 shares of restricted stock awarded to recipients. These shares vest in two equal annual installments on January 15, 2011 and January 15, 2012.

	Performance Share Grant made Jan. 15, 2009	Value on Date of Grant(1)	Settlement of Performance Share on Jan. 15, 2010	Value of Grant on Date of Settlement(2)
CEO	48,848	$387,853	73,272	$1,047,057
President	23,798	$188,956	35,697	$ 510,110
CFO	5,636	$ 44,750	8,454	$ 120,808
CIO	16,283	$129,287	24,425	$ 349,026

(1) Closing price of $7.94

(2) Closing price of $14.29

Our results for 2009 contrast starkly with 2008, when our performance targets were not satisfied. The performance share targets that were granted in January 2008 were not earned. Therefore, those grants expired with no value in January 2009. The Compensation Committee believes that the disparate results (and dramatically different realized performance share value) achieved in 2008 and 2009 illustrate the strong link between variable pay and performance and that the performance share program strongly reinforces that link.

Flex Share Program

During 2009, the Compensation Committee and our independent consultant prepared a study of relative equity positions held by each of our key executives. The current equity holdings were reviewed against historic norms and intended compensation levels for each executive. These results were used to help calibrate the grant percentage limitations offered to executives in our "Flex Share" program for 2010. The "Flex Share" program emphasizes the retention of our key executives by requiring that each executive elect to receive at least 50% of their total equity award in restricted shares — the form of award with the strongest retention effect.

The "Flex Share" program was implemented by the Compensation Committee to permit executives to have appropriate input into the composition of their reward structure, within appropriate limits designated by the Company. This approach increases the efficiency of our award program by allowing an appropriate level of individual tailoring by award participants based on individual preferences. The Compensation Committee believes that this allows the Company to deliver more individualized awards with greater perceived value to the individual recipients without incurring additional actual expense or accounting cost to the Company.

The "Flex Share" program gives the Compensation Committee the ability to control the alternatives made available to executives based on any criteria the Compensation Committee deems appropriate. As in 2010, for grants made at year-end 2008 and 2009, the Compensation Committee required that at least 50% of each NEO's equity award (excluding performance shares) be designated in restricted stock because the Compensation Committee wanted to increase the retention nature of the NEOs' current equity holdings. This is in part due to the fact that a portion of stock option awards from previous years were then significantly "underwater," meaning the options had strike prices well above the Company's then-current share price, and thus were providing little retention incentive to our NEOs.

The Compensation Committee believes that by requiring NEOs and other key executives to receive at least 50% of their 2010 equity grant in restricted stock, their compensation is tied closely and appropriately to stockholder returns. In addition, the Compensation Committee believes that restricted stock promotes a long-term outlook on success vs. stock options, which recent research suggests may promote excessive risk-taking in search of potential short-term results at the expense of long-term price appreciation.

In January 2010, the NEOs were granted performance shares with respect to the 2009 performance period. In total, 66,925 performance shares were granted to the NEOs on January 15, 2010. The number of performance shares granted to each NEO was determined by the NEO under our "Flex Share" program, which also requires that a minimum of 20%, but not more than 50%, of the year-end equity award be granted as performance shares. This limitation is determined by the Compensation Committee annually and may be modified at the Compensation Committee's discretion.

The NEOs' elected percentage of performance shares is as follows:

	Percentage of Equity Value Granted in Performance Shares
CEO	25%
President	30%
CFO	35%
CIO	20%

The target performance metric under these awards is the Company's achievement during 2010 of pre-tax operating income of $1.40 per share of the Company's Common Stock before payment of (a) cash incentives for performance during 2010 and (b) expenses incurred in connection with the grant of all performance share awards for performance in 2010, based on the Board-approved 2010 financial plan of the Company. The actual amount that may be earned is based on the level of our achievement of the performance goal during 2010, as follows:

Achievement (percentage of target pre-tax operating income)	Less than 80%	Minimum 80%	Target 100%	Maximum 120% or More
Payout (percentage of shares)	0%	50%	100%	150%

Payout results are interpolated on a straight-line basis between 80% and 120% achievement of performance goals, and maximum payouts are capped at 150% of target, as occurred in 2009. If the minimum threshold performance level is not achieved, no portion of the performance share awards will be earned by the executives, as occurred in 2008.

Set forth below is the target number of performance shares granted in 2010 for 2009 performance that may be awarded to our NEOs (*i.e.*, the number of performance shares that would be earned based upon achievement of 100% of the performance goal), their value as of the date of grant, and the maximum number of shares that can be received by each NEO if 120% or more achievement of goals is reached:

	Percentage of Equity Value Granted in Performance Shares	**Performance Shares at 100% Achievement**	**Value of Performance Shares at 100% Achievement as of Date of Grant**	**Performance Shares at 120% Achievement ***
CEO	25%	35,937	$513,540	53,906
President	30%	15,949	$227,911	23,924
CFO	35%	7,694	$109,947	11,541
CIO	20%	7,345	$104,960	11,018

* Achievement is determined after the end of the performance period. The performance period for the grants made January 15, 2010 runs from January 1 through December 31, 2010.

As previously discussed, the NEOs were required to take 50% of their year-end equity grant value in restricted stock. After the required 50% allocation to restricted stock and the NEO's designated performance share amount (20% to 50%), the NEOs were given a choice between taking the remainder, if applicable, of their grant in additional restricted stock or in stock options. The trade-off of restricted stock to stock options was determined at an appropriate level at which the accounting expense charged to the Company was unaffected by the executive's reward selection. The ratio of restricted stock to stock options granted in January 2010 was one to two. All of the NEOs chose restricted stock.

Further details on the 2009 year-end equity grants made in January 2010 and a discussion of TDC are included above under *Pay Mix*.

The Compensation Committee will continue to evaluate the mix of performance shares, restricted stock, stock options and other stock-based awards to align rewards for personal performance with stockholder value creation.

Stock Ownership Guidelines

The Company and the Compensation Committee believe that equity-based awards are an important factor in aligning the long-term financial interest of our NEOs and our stockholders. As such, on October 24, 2007 our Board adopted stock ownership guidelines for our executive officers that currently require our NEOs to own not less than a number of shares of Common Stock equal to or greater than the value set forth beside their names below, which equates to three times the CEO's base salary and two times the base salary of the other NEOs as calculated on the effective date of the policy:

CEO	$1,200,000
President	$ 600,000
CFO	$ 400,000
CIO	$ 400,000

Currently, all NEOs are in compliance with these guidelines and must remain in compliance throughout the NEO's employment with the Company. Newly-appointed executives will be subject to the same guidelines and will be required to be in compliance within five years of commencement of service. Importantly, under our ownership guidelines, only shares of Common Stock owned outright in any form, including shares purchased and held personally and vested restricted shares, count toward the minimum ownership requirement. All stock options, irrespective of whether they are vested or in the money, are specifically excluded, as are any unvested restricted shares. Compliance with the stock ownership guidelines is reviewed by our Nominating and Corporate Governance Committee on an annual basis.

The Compensation Committee will review the stock ownership guidelines in 2010 as a result of the change in base salary of Mr. Themelis, our CIO, and due to the previously discussed changes to the group of NEOs.

Other Benefits

We provide our NEOs with the same benefits offered to all other employees. The cost of these benefits constitutes a small percentage of each NEO's total compensation. In the U.S., key benefits include paid vacation; premiums paid for life insurance and short-term and long-term disability policies; a matching contribution to the NEO's 401(k) plan account; and the payment of 80% of the NEO's healthcare premiums. We review these other benefits on an annual basis and make adjustments as warranted based on competitive practices and our performance. Comparable benefits are offered to employees in other geographic locations.

Compensation Committee Discretion

The Compensation Committee retains the discretion to decrease or eliminate all forms of incentive payouts based on its performance assessment, whether individual or Company-based. Likewise, the Compensation Committee retains the discretion to provide additional payouts and/or consider special awards for significant achievements, including but not limited to achieving superior operating results, strategic accomplishments and/or consummation of partnerships, acquisitions or divestitures.

Severance and change in control arrangements

In hiring and retaining executive level talent, the Compensation Committee believes that providing the executive with a level of security in the event of an involuntary termination of employment or in the event of a change in control is an important and competitive part of the executive's compensation package. We have entered into employment agreements with our CEO and President that provide for severance payments and benefits in the event of certain terminations of their employment. In addition, the terms of our equity grant award agreements with our CEO and President provide for accelerated vesting of their equity awards in the event of certain terminations of their employment or upon a change in control of the Company. The other NEOs are entitled to severance payments and benefits in the event of certain terminations of their employment under the MarketAxess Severance Pay Plan.

While the agreements are designed to protect executives in the event of a change in control, they do not provide for "single-trigger" protection, nor does the Company provide any 280G protection for excise taxes that may be imposed under Code Section 4999.

See below under *Executive Compensation — Potential termination or change in control payments and benefits* for information regarding these payments and benefits.

Impact of Tax and Accounting

As a general matter, the Compensation Committee reviews and considers the tax and accounting implications of using the various forms of compensation employed by the Company.

When determining the size of grants to our NEOs and other employees under the Company's stock incentive plans, the Compensation Committee examines the accounting cost associated with the grants. Under FASB ASC Topic 718, grants of stock options, restricted stock, performance shares and other share-based payments result in an accounting charge for the Company. The accounting charge is equal to the fair value of the instruments being issued. For restricted stock and performance shares, the cost is equal to the fair value of the stock on the date of grant times the number of shares or units granted. For stock options, the cost is equal to the fair value determined using an option pricing model. This expense is amortized over the requisite service or performance period.

Code Section 162(m) generally prohibits any publicly-held corporation from taking a Federal income tax deduction for compensation paid in excess of $1 million in any taxable year to the chief executive officer and any other executive officer (other than the chief financial officer) employed on the last day of the taxable year whose compensation is required to be disclosed to stockholders under SEC rules. Exceptions include qualified performance-based compensation, among other things. It is the Compensation Committee's policy to maximize the effectiveness of our executive compensation plans in this regard. Nonetheless, the Compensation Committee retains the discretion to grant awards (such as restricted stock with time-based vesting) that will not comply with the performance-based exception of 162(m) if it is deemed in the best interest of the Company to do so.

Notwithstanding anything to the contrary set forth in any of our previous or future filings under the Securities Act of 1933 or the Securities Exchange Act of 1934 that might incorporate this Proxy Statement or future filings with the SEC, in whole or in part, the following report shall not be deemed to be "soliciting material" or "filed" with the SEC and shall not be deemed to be incorporated by reference into any such filing.

REPORT OF THE COMPENSATION COMMITTEE OF THE BOARD OF DIRECTORS

The Compensation Committee has reviewed and discussed with management the Compensation Discussion and Analysis to be included in this Proxy Statement. Based on the reviews and discussions referred to above, the Compensation Committee recommended to the Board of Directors that the Compensation Discussion and Analysis be included in this Proxy Statement.

Submitted by the Compensation Committee of the Board of Directors:

John Steinhardt — Chair
Roger Burkhardt
Robert W. Trudeau

COMPENSATION RISK ASSESSMENT

NEOs and Senior Management Team

Annually, our independent Compensation Consultant, Grahall Partners, LLC ("*Grahall*"), reviews and presents compensation recommendations for our Named Executive Officers ("*NEOs*," see above under *Compensation Discussion and Analysis*) and other employees of the Company. Specifically, the Compensation Committee is presented with benchmark data and compensation recommendations made by the Chief Executive Officer (excluding for himself) in conjunction with Grahall for our Senior Management Team. In addition to providing market data for our NEOs (in 2009, our Chief Executive Officer, President, Chief Financial Officer and Chief Information Officer), in 2009, Grahall provided market data for the following positions comprising the Senior Management Team (each, a "*Senior Manager*"):

- General Counsel
- Head of Human Resources
- Head of Accounting and Finance
- Head of MarketAxess Europe
- Head of New Business Development
- Head of North American Sales
- Head of European Sales

Grahall also provided the Compensation Committee with summary benchmark and compensation data for all other employees of the Company in the aggregate.

The compensation recommendations for the Senior Management Team are reviewed by the Compensation Committee and factor into the Committee's decision-making process in the same manner as decisions concerning compensation for the NEOs (other than the Chief Executive Officer). The Compensation Committee believes that the Company has the right pay mix in place to mitigate a short-term orientation and short-term risk-taking. While a significant portion of executive compensation is performance-based and provides significant award potential, we believe that our compensation program as a whole is sound and does not encourage excessive risk-taking. Specifically:

- Use of long-term incentives — A significant portion of the equity compensation received by Senior Managers vests over a three-year period. Therefore, Senior Managers are encouraged to have a long-term outlook, which mitigates short-term risk. Given their equity holdings, poor performance or other detrimental activity negatively impacts the Senior Management Team similarly to the extent it affects our stockholders. In addition, detrimental activity can result in the Company's enforcement of a claw back of equity granted to any employee (see above under *Compensation Discussion and Analysis — Pay Mix*).
- Share ownership guidelines — The Company has adopted share ownership guidelines, which require our NEOs to hold a portion of their annual base salary in shares of stock of the Company. This ensures that each executive will maintain a significant amount of wealth in our stock, and when the stock price declines, executives will lose value as stockholders do.
- Performance shares — To realize value on their annual grant of performance shares, Senior Managers must satisfy performance criteria, and then hold the performance shares until they are fully vested. For performance shares granted in 2009, this meant that 50% of the shares are not available until the second anniversary of the grant date, while the other 50% of the shares must be held for three years. During this holding period, executives are aligned with our stockholders with respect to the market price of our common stock.
- Claw backs for restatements — For 2010, the Compensation Committee has implemented an additional claw back of cash incentives for our NEOs. In the event that our financial results are restated within twelve months of December 31 of the respective performance year — whether through mistake or wrongdoing — the Company will have the legal right to recapture an appropriate portion of any

bonuses paid. The Company's claw back is based upon the model presented in Sarbanes Oxley Act of 2002.

- Additionally, we have implemented a decreasing accrual rate for our Employee Incentive Pool (see above under *Compensation Discussion and Analysis — Variable Performance Awards Payable in Cash*). This reduces the likelihood of Senior Managers taking unnecessary risk for short-term gains.

Other Employees

In 2006, the Company formed a Risk Committee comprised of department heads. The Risk Committee assesses the Company's business strategies and plans, and insures that the appropriate policies and procedures are in place for identifying, evaluating, measuring, monitoring and managing significant risks. The Risk Committee periodically prepares updates and reports for the Audit Committee of the Board of Directors and provides an annual update directly to the Board.

Conclusion

Based on our internal analysis and the controls that are in place, the Risk Committee and the Audit Committee believe that the Company's compensation policies and practices for its employees do not encourage excessive risk-taking or fraud and are not reasonably likely to have a material adverse effect on the Company.

EXECUTIVE COMPENSATION

Summary compensation table

The following table sets forth all compensation received during the last fiscal year by (i) our Chief Executive Officer, (ii) anyone serving as our Chief Financial Officer during the fiscal year and (iii) our two other executive officers who were serving as executive officers at the end of the last fiscal year. These executives are referred to as our "named executive officers" or "NEOs" elsewhere in this Proxy Statement.

Name and Principal Position	Year	Salary ($)	Bonus ($)	Stock Awards ($)(1)	Option Awards ($)(1)	Non-Equity Incentive Plan Compensation ($)	All Other Compensation ($)(2)	Total ($)
Richard M. McVey	2009	400,000	—	1,830,585	—	1,200,000	5,000	3,435,585
Chief Executive Officer	2008	400,000	—	749,798	1,433,651	500,000	2,500	3,085,949
	2007	400,000	800,000	—	889,500	—	4,000	2,093,500
T. Kelley Millet	2009	300,000	—	891,826	—	1,200,000	5,000	2,396,826
President	2008	300,000	—	299,482	574,460	450,000	2,500	1,626,442
	2007	300,000	800,000	—	—	—	4,000	1,104,000
James N.B. Rucker	2009	200,000	325,000	211,221	—	—	5,000	741,221
Chief Financial Officer	2008	200,000	225,000	174,006	93,162	—	2,500	694,668
	2007	200,000	275,000	—	177,900	—	4,000	656,900
Nicholas Themelis	2009	200,000	—	610,200	—	750,000	5,000	1,565,200
Chief Information Officer	2008	200,000	—	335,551	179,082	500,000	2,500	1,217,133
	2007	200,000	700,000	129,300	444,750	—	4,000	1,478,050

(1) The amounts represent the aggregate grant date fair value of stock and option awards granted by the Company in 2009, computed in accordance with FASB ASC Topic 718. For further information on how we account for stock-based compensation, see Note 12 to the consolidated financial statements included in the Company's 2009 Annual Report on Form 10-K filed with the SEC on February 26, 2010. These amounts reflect the Company's accounting expense for these awards and do not correspond to the actual amounts, if any, that will be recognized by the named executive officers.

(2) These benefits represent employer matching contributions to the Company's defined contribution plan.

Grants of plan-based awards

The following table summarizes the grants of restricted stock and option awards we made to the named executive officers in 2009 as well as future payouts pursuant to certain performance-based equity compensation arrangements. There can be no assurance that the Grant Date Fair Value of Stock and Option Awards will ever be realized.

Name	Grant Date	Approval Date	Estimated Future Payouts Under Non-Equity Incentive Plan Awards(1) Target ($)	Estimated Future Payouts Under Equity Incentive Plan Awards(2) Threshold (#)	Target (#)	Maximum (#)	All Other Stock Awards: Number of Shares of Stock or Units (#)(3)	All Other Option Awards: Number of Securities Underlying Options (#)	Exercise or Base Price of Option Awards ($/Sh)	Grant Date Fair Value of Stock and Option Awards ($)(4)
Richard M. McVey	6/4/2009	6/4/2009	658,889	—	—	—	—	—	—	—
	1/15/2009	1/15/2009	—	24,424	48,848	73,272	—	—	—	387,853
	1/22/2009	1/15/2009	—	—	—	—	178,115	—	—	1,442,732
T. Kelley Millet	6/4/2009	6/4/2009	658,889	—	—	—	—	—	—	—
	1/15/2009	1/15/2009	—	11,899	23,798	35,696	—	—	—	188,956
	1/22/2009	1/15/2009	—	—	—	—	86,774	—	—	702,869
James N.B. Rucker	1/15/2009	1/15/2009	—	2,818	5,636	8,454	—	—	—	44,750
	1/22/2009	1/15/2009	—	—	—	—	20,552	—	—	166,471
Nicholas Themelis	6/4/2009	6/4/2009	564,762	—	—	—	—	—	—	—
	1/15/2009	1/15/2009	—	8,142	16,283	24,424	—	—	—	129,287
	1/22/2009	1/15/2009	—	—	—	—	59,372	—	—	480,913

(1) Represents the grant of an award pursuant to the MarketAxess Holdings Inc. 2009 Code Section 162(m) Performance Incentive Plan (the *"2009 Incentive Plan"*), which was adopted by the Compensation Committee on March 24, 2009 and approved by the stockholders of the Company at the 2009 annual meeting of stockholders on June 4, 2009. As such awards do not have a threshold or maximum payout, the amounts disclosed in the table reflect the amounts that would have been payable to Messrs. McVey, Millet and Themelis if the 2009 Incentive Program had been in effect during 2008.

(2) Reflects the number of performance shares that would vest based on the level of achievement by the Company of pre-tax operating income for the 2009 calendar year performance period. For each performance share earned, a participant would be awarded an equal number of shares of restricted stock that would vest and cease to be restricted stock in equal 50% installments on each of the second and third anniversaries of the date of grant of the applicable performance share award. For 2009, the pay-out achievement of the performance award was the maximum amount (150% of target).

(3) Restricted stock awards vest in three equal annual installments beginning on the first anniversary date of the grant.

(4) The value of a performance share or restricted stock award is based the fair value of such award, computed in accordance with FASB ASC Topic 718. For further information on how we account for stock-based compensation, see Note 12 to the consolidated financial statements included in the Company's 2009 Annual Report on Form 10-K.

Outstanding equity awards at fiscal year end

The following table summarizes unexercised stock options, shares of restricted stock that have not vested and related information for each of our named executive officers as of December 31, 2009. The market value of restricted stock awards is based on the closing price of the Company's Common Stock on December 31, 2009 of $13.90.

	Option Awards				Stock Award	
Name	Number of Securities Underlying Unexercised Options (#) Exercisable(1)	Number of Securities Underlying Unexercised Options (#) Unexercisable(1)	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)(2)	Market Value of Shares or Units of Stock That Have Not Vested ($)
Richard M. McVey	127,774	—	2.70	4/15/2012	419,387	5,829,479
	1,000,000	—	2.70	2/7/2013	—	—
	25,000	—	15.60	1/6/2015	—	—
	100,000	50,000	12.96	1/12/2017	—	—
	95,667	191,333	10.93	1/15/2018	—	—
T. Kelley Millet	300,000	200,000	10.25	9/13/2016	182,470	2,536,333
	38,334	76,666	10.93	1/15/2018	—	—
James N.B. Rucker	61,117	—	3.60	6/15/2011	41,172	572,291
	374	—	2.70	3/31/2012	—	—
	8,334	—	2.70	12/30/2012	—	—
	25,000	—	13.95	1/2/2014	—	—
	25,000	—	15.60	1/6/2015	—	—
	20,000	—	11.18	1/9/2016	—	—
	29,112	888	12.96	1/12/2017	—	—
	6,217	12,433	10.93	1/15/2018	—	—
Nicholas Themelis	100,000	—	13.95	2/25/2014	110,129	1,530,793
	40,000	—	15.60	1/6/2015	—	—
	45,000	—	11.18	1/9/2016	—	—
	72,780	2,220	12.96	1/12/2017	—	—
	11,950	23,900	10.93	1/15/2018	—	—

(1) For options granted prior to 2008, one-third of the options vest on the first anniversary of the grant date and the balance vests in 24 equal monthly installments thereafter. Options granted after 2007 vest in three equal annual installments. The options granted to Mr. Millet in 2006 vest in five equal annual installments. Stock options will vest and become exercisable in the event of certain terminations of employment or upon a change in control of the Company. See *Executive Compensation — Potential termination or change in control payments and benefits* for additional information.

(2) Each share of restricted stock represents one share of the Company's Common Stock that is subject to forfeiture if the applicable vesting requirements are not met. Shares of restricted stock granted prior to 2007 vest in five equal annual installments commencing on the first anniversary of the date of grant. Shares of restricted stock granted after 2006 vest in three equal annual installments commencing on the first anniversary of the date of grant. Shares of restricted stock received as a result of achievement of targets related to the 2009 performance shares will vest in two equal installments on each of the second and third anniversaries of the original grant date. Shares of restricted stock will vest in the event of certain terminations of employment or upon a change in control of the Company. See *Executive Compensation — Potential termination or change in control payments and benefits* for additional information.

Option exercises and stock vested

The following table summarizes each exercise of stock options, each vesting of restricted stock and related information for each of our named executive officers on an aggregated basis during 2009.

	Stock Awards(1)	
Name	Number of Shares Acquired on Vesting (#)	Value Realized on Vesting ($)(2)
Richard M. McVey	87,000	671,640
T. Kelley Millet	30,000	345,000
James N.B. Rucker	6,834	53,272
Nicholas Themelis	15,833	124,687

(1) None of our named executive officers exercised options in 2009.

(2) Value realized represents the market value on the date of vesting.

Employment agreements and severance arrangements with our named executive officers

Richard M. McVey Employment Agreement

In May 2004, we entered into an employment agreement with Richard M. McVey. The employment agreement provides that Mr. McVey will be employed by us as President, Chief Executive Officer and Chairman of the Board of Directors, and his employment may be terminated by him or by us at any time. Mr. McVey's annual base salary under the agreement is $300,000 per year, which amount was increased in 2006 to $400,000. Mr. McVey is also eligible to receive an annual bonus in accordance with the Company's annual performance incentive plan as in effect from time to time and is entitled to participate in all benefit plans and programs available to our other senior executives, at a level commensurate with his position. In connection with the hiring of Mr. Millet, Mr. McVey agreed to waive his right to serve as President of the Company.

Mr. McVey's employment agreement provides for severance payments and benefits if his employment is terminated under various conditions. See below under *Executive Compensation — potential termination or change in control payments and benefits* for a description of such payments and benefits.

For the purposes of Mr. McVey's agreements, "Cause" generally means his:

- willful misconduct or gross negligence in the performance of his duties;
- conviction of, or plea of guilty or *nolo contendere* to, a crime relating to us or any of our affiliates or any felony; or
- material breach of his employment agreement or any other material written agreement with us.

For purposes of Mr. McVey's employment agreement, "Good Reason" generally means:

- his no longer holding the title of President and Chief Executive Officer, or the failure of the Board to nominate him as a director or, once elected to the Board, the failure of the Board to elect him as Chairman;
- a material diminution in his duties, authorities or responsibilities (other than as a result of his ceasing to be a director) or the assignment of duties or responsibilities materially adversely inconsistent with his then-current position;
- our material breach of his employment agreement;
- a relocation of his principal place of business of more than 50 miles; or
- our failure to obtain a reasonably satisfactory written agreement from any successor to all or substantially all of our assets to assume and agree to perform our obligations under his employment agreement.

Mr. McVey elected not to exercise his right to resign for Good Reason for no longer holding the title of President in connection with Mr. Millet's appointment as President.

For the purposes of Mr. McVey's agreements, "Change in Control" generally means:

- an acquisition representing 50% or more of the combined voting power of our then outstanding securities;
- a change in the majority of the members of our Board during any two-year period, unless such members are approved by two-thirds of the Board members who were members at the beginning of such period or members whose nominations were so approved;
- our merger or consolidation, other than (a) a transaction resulting in our voting securities outstanding immediately prior thereto continuing to represent more than 50% of the combined voting power of the voting securities of such surviving entity immediately after such transaction or (b) a transaction effected to implement a recapitalization (or similar transaction) in which no person acquires more than 50% of the combined voting power of our then outstanding securities; or
- our stockholders' approval of a plan of complete liquidation or the consummation of the sale or disposition of all or substantially all of our assets other than (a) the sale or disposition of all or substantially all of our assets to a beneficial owner of 50% or more of the combined voting power of our outstanding voting securities at the time of the sale or (b) pursuant to a spinoff type transaction of such assets to our stockholders.

T. Kelley Millet Employment Agreement

In September 2006, T. Kelley Millet commenced employment with us pursuant to an employment agreement entered into in August 2006. The agreement provides that Mr. Millet will be employed by us as President, and his employment may be terminated by him or by us at any time. Mr. Millet's base salary under the agreement is $300,000 per year. Mr. Millet is also eligible to receive an annual bonus in accordance with the 2004 Annual Performance Plan. He is also entitled to participate in all benefit plans and programs available to our other senior executives, at a level commensurate with his position.

Mr. Millet's employment agreement provides for severance payments and benefits if his employment is terminated under various conditions. See below under *Executive Compensation — potential termination or change in control payments and benefits* for a description of such payments and benefits.

For the purposes of Mr. Millet's agreement, "Cause" and "Change in Control" have the same meaning as provided above for Mr. McVey.

For purposes of Mr. Millet's agreement, "Good Reason" generally means:

- any reduction in his title;
- a material diminution in his duties, authorities or responsibilities or the assignment of duties or responsibilities materially adversely inconsistent with his then position;
- our material breach of his employment agreement;
- a relocation of his principal place of business of more than 50 miles; or
- our failure to obtain a reasonably satisfactory written agreement from any successor to all or substantially all of our assets to assume and agree to perform our obligations under his employment agreement.

Severance Pay Plan

Messrs. Rucker and Themelis do not have employment agreements with us but are entitled to severance payments and benefits under the Company's Severance Pay Plan (the "*Severance Plan*") in the event their employment is terminated by us for any reason other than a termination for Cause. The Severance Plan provides for up to 24 weeks of continued base salary and continued healthcare coverage based on the number of years of an employee's consecutive service with us prior to termination.

"Cause" is generally defined in the Severance Plan as (i) an employee's act or omission resulting or intended to result in personal gain at our expense; (ii) an employee's misconduct; (iii) performance of duties by an employee in a manner we deem to be materially unsatisfactory; (iv) "cause" (or words of like import) as defined in an agreement between us and the employee; or (v) an employee's improper disclosure of proprietary or confidential information or trade secrets, or intellectual property that we are under a duty to protect.

As of December 31, 2009, Mr. Rucker had completed nine years of consecutive service with us and Mr. Themelis had completed five years of consecutive service with us. Had we terminated them without Cause on December 31, 2009, they would have been entitled to 24 and 20 weeks of continued base salary and continued healthcare coverage, respectively.

Proprietary Information and Non-Competition Agreements

Each of the named executive officers has entered into, and is subject to the terms of, a Proprietary Information and Non-Competition Agreement with us that contains, among other things, (i) certain provisions prohibiting disclosure of our confidential information without our prior written consent, (ii) certain non-competition provisions that restrict their engaging in certain activities that are competitive with us during their employment and for one year thereafter for the CEO and President, and six months and thereafter for the CFO and CIO, and (iii) certain non-solicitation provisions that restrict their recruiting, soliciting or hiring our nonclerical employees or consultants, or soliciting any person or entity to terminate, cease, reduce or diminish their relationship with us, during their employment and for two years thereafter.

Loans to executive officers of the Company

Prior to enactment of the Sarbanes-Oxley Act in July 2002, we made two loans to Richard M. McVey, our Chief Executive Officer and Chairman of our Board of Directors. We entered into restricted stock purchase agreements with Mr. McVey on June 11, 2001 and July 1, 2001, respectively, in connection with his compensation package. Pursuant to these agreements, we sold an aggregate of 289,581 shares of our Common Stock to Mr. McVey at a purchase price of $3.60 per share. We loaned an aggregate of approximately $1,042,488 to Mr. McVey to finance his purchase of these shares. Mr. McVey executed secured promissory notes with us to document these loans. These promissory notes bear interest at an average rate of 5.69% per annum. The principal and accrued interest on each of these promissory notes is due and payable as follows: (1) 20% of the principal and accrued interest is due on the sixth anniversary of the issuance date; (2) an equal amount is due on each of the seventh, eighth, ninth and tenth anniversaries of the issuance date; and (3) the balance is due on the eleventh anniversary of the issuance date. Mr. McVey may prepay all or any part of any note at any time without paying a premium or penalty. A portion of the promissory notes, representing 80% of the aggregate purchase price, is non-recourse and the remaining portion of the promissory notes, representing 20% of the aggregate purchase price, is full-recourse. As security for his obligations under the promissory notes, Mr. McVey has pledged the 289,581 shares of our Common Stock acquired by him under the restricted stock purchase agreements. During 2009, Mr. McVey made principal and interest payments aggregating $293,400.

The loans described in the preceding paragraph were entered into prior to the passage of the Sarbanes-Oxley Act. Because of the prohibitions against certain loans under Section 402 of the Sarbanes-Oxley Act, we will not modify any of these outstanding loans, nor will we enter into new loans with any of our directors or executive officers, other than as permitted by applicable law at the time of the transaction.

Potential termination or change in control payments and benefits

Messrs. McVey and Millet are entitled to certain payments and benefits pursuant to their employment agreements and other agreements entered into between us and them upon a termination of their employment in certain circumstances or in the event of a Change in Control of the Company. Messrs. Rucker and Themelis do not have employment agreements with us but are entitled to severance payments and benefits under the Severance Plan and pursuant to certain equity grants.

The following tables estimate the payments we would be obligated to make to each of our named executive officers as a result of his termination or resignation under the circumstances shown or because of a Change in Control, in each case assuming such event had occurred on December 31, 2009. We have calculated these estimated payments to meet SEC disclosure requirements. The estimated payments are not necessarily indicative of the actual amounts any of our named executive officers would receive in such circumstances. The table excludes (i) compensation amounts accrued through December 31, 2009 that would be paid in the normal course of continued employment, such as accrued but unpaid salary, and (ii) vested account balances under our 401(k) Plan that are generally available to all of our salaried employees. Where applicable, the information in the table uses a price per share for our Common Stock of $13.90, the closing price on December 31, 2009. In addition, where applicable, the amounts listed for bonuses reflect the actual amounts paid to the named executive officers for 2009, since the hypothetical termination or Change in Control date is the last day of the fiscal year for which the bonus is to be determined.

Payments and Benefits for Mr. McVey

	Base Salary(1) ($)	Bonus(2) ($)	Health Benefits(3) ($)	Restricted Stock Acceleration(4)(5) ($)	Stock Option Acceleration(6) ($)	Performance Share Acceleration(7) ($)	Payment Reduction(8) ($)	Total ($)
Termination Without Cause Outside a Change in Control Protection Period ("CCPP")	400,000	833,333	12,730	1,350,885	165,564	509,240	—	3,271,752
Termination Without Cause During a CCPP, but prior to a Change in Control	800,000	1,666,667	19,094	1,350,885	165,564	509,240	—	4,511,450
Termination Without Cause upon a Change in Control	800,000	1,666,667	19,094	4,727,599	615,259	1,018,481	—	8,847,100
Termination for Good Reason Outside a CCPP	400,000	833,333	12,730	412,635	—	509,240	—	2,167,938
Termination for Good Reason During a CCPP, but prior to a Change in Control	800,000	1,666,667	19,094	412,635	—	509,240	—	3,407,636
Termination for Good Reason upon a Cash Transaction	800,000	1,666,667	19,094	4,727,599	615,259	1,018,481	—	8,847,100
Termination for Good Reason upon a Non-Cash Transaction	800,000	1,666,667	19,094	412,635	—	1,018,481	—	3,916,877
Cash Transaction — No Termination	—	—	—	4,727,599	615,259	1,018,481	—	6,361,339
Non-Cash Transaction — No Termination	—	—	—	—	—	1,018,481	—	1,018,481
Death or disability	400,000	833,333	12,730	4,727,599	615,259	1,018,481	—	7,607,402

(1) Mr. McVey's employment agreement provides that (i) if his employment is terminated outside of a Change in Control Protection Period (as defined below) for any reason other than his voluntary resignation without Good Reason or by us for Cause (a "*Non-Change in Control Termination*"), he will receive continued payment of his base salary for 12 months following termination, or (ii) if he resigns for Good Reason or his employment is terminated for any reason other than his resignation without Good Reason, his death or by us for Cause, in any case, within three months prior to, or, within 18 months after, a Change in Control (such period a "*Change in Control Protection Period*" or "*CCPP*" and any such termination a "*Change in Control Termination*"), then he will receive continued payment of his base salary for 24 months following termination.

(2) Mr. McVey's employment agreement provides that in the event of a Non-Change in Control Termination, he will receive an amount equal to his average annual cash bonus for the three years prior to termination (payable in 12 equal monthly installments), or two times such amount in the event of a Change in Control Termination (payable in 24 equal monthly installments).

(3) Mr. McVey's employment agreement provides that we will pay the cost of continuation health coverage for up to 12 months following a Non-Change in Control Termination or for up to 18 months following a Change in Control Termination.

(4) Pursuant to the Restricted Stock Agreement between us and Mr. McVey made as of January 31, 2006:

- all unvested restricted shares will fully vest upon his death or disability;
- subject to the last bullet below, 67,500 shares of restricted stock (or, if less, the entire unvested amount) under such grant will fully vest if we terminate his employment without Cause;
- in the event of a Change in Control in which the holders of our Common Stock receive cash (a "*Cash Transaction*"), the portion of the restricted stock that is exchanged for cash will immediately vest prior to the Change in Control; and
- in the event of a Change in Control in which any other consideration is paid (a "*Non-Cash Transaction*"), the portion of the restricted stock that is exchanged for such consideration will immediately vest upon a termination of his employment by us (or any successor) without Cause following such Change in Control.

(5) Pursuant to the Restricted Stock Agreement between us and Mr. McVey made as of January 22, 2009:

- all unvested restricted shares will fully vest upon his death or disability;
- subject to the next bullet, 29,686 restricted shares (or, if less, the entire unvested amount) under such grant will fully vest if we terminate his employment without Cause or he resigns for Good Reason; and
- all unvested restricted shares will fully vest if we terminate his employment without Cause within 24 months following a Change in Control.

(6) Pursuant to the Stock Option Agreements between us and Mr. McVey dated January 12, 2007 ("*2007 Grant*") and January 15, 2008 ("*2008 Grant*"):

- the option will fully vest upon his death or disability;
- subject to the last bullet below, if we terminate his employment without Cause, then to the extent unvested 25,000 options from the 2007 Grant and 47,833 options from the 2008 Grant will immediately vest and become exercisable;
- in the event of a Cash Transaction, the portion of the option subject to cancellation in exchanged for cash will immediately vest prior to the Change in Control; and
- in the event of a Non-Cash Transaction, the portion of the option that is exchanged for such consideration will immediately vest upon a termination of his employment by us (or any successor) without Cause following such Change in Control.

(7) Pursuant to the Performance Share Agreement between us and Mr. McVey dated January 15, 2009:

- in the event of termination of employment due to death or disability prior to the settlement date (which occurred in the first fiscal quarter of 2010) (the "Settlement Date"), then he would have been entitled to receive 100% of the shares of restricted stock that he would have received had he been employed on the Settlement Date, based on the actual achievement of the performance goal, which shares would have been fully vested on the Settlement date;
- in the event of termination of employment without Cause or for Good Reason prior to the Settlement Date, then he would have been entitled to receive 50% of the shares of restricted stock that he would have received had he been employed on the Settlement Date, based on the actual achievement of the performance goal, which shares would have been fully vested on the Settlement date; and
- the Compensation Committee had discretion to determine the treatment of the performance shares upon a Change in Control occurring prior to the Settlement Date based on the likely level of achievement of the performance goal on the Settlement Date. For the purposes of the table above, as actual performance was achieved at the maximum level, we have assumed that the Compensation Committee would have granted Mr. McVey the maximum number of shares of restricted stock which would have become fully vested upon a Change in Control.

(8) Mr. McVey's employment agreement provides that if any payments or benefits paid or provided to him would be subject to, or result in, the imposition of the excise tax imposed by Section 4999 of the Code, then the amount of such payments will be automatically reduced to one dollar less than the amount that subjects such payment to the excise tax, unless he would, on a net after-tax basis, receive less compensation than if the payment were not so reduced.

Payments and Benefits for Mr. Millet

	Base Salary(1) ($)	Bonus(2) ($)	Health Benefits(3) ($)	Restricted Stock Acceleration(4) (5)($)	Stock Option Acceleration(6) (7)($)	Performance Share Acceleration(8) ($)	Payment Reduction (9)($)	Total ($)
Termination Without Cause — No Change in Control	150,000	816,667	6,365	618,036	365,043	248,087	—	2,204,197
Termination for Good Reason — No Change in Control	150,000	816,667	6,365	618,036	—	248,087	—	1,839,154
Termination Without Cause or for Good Reason upon a Change in Control	150,000	816,667	12,730	2,040,159	866,164	496,174	—	4,381,893
Cash Transaction — No Termination	—	—	—	834,000	569,164	496,174	—	1,899,338
Privatization Transaction — No Termination	—	—	—	834,000	297,000	496,174	—	1,627,174
Death/ Disability	150,000	816,667	6,365	2,040,159	866,164	496,174	—	4,375,528

(1) Mr. Millet's employment agreement provides that if his employment is terminated for any reason other than his voluntary resignation without Good Reason or by us for Cause, he will receive continued payment of his base salary for six months following termination.

(2) Mr. Millet's employment agreement provides that if his employment is terminated for any reason other than his voluntary resignation without Good Reason or by us for Cause, he will receive an amount equal to his average annual cash bonus for the three years prior to termination (payable in 12 equal semi-monthly installments).

(3) Mr. Millet's employment agreement provides that we will pay the cost of continuation health coverage for up to six months following a Non-Change in Control Termination or for up to 12 months following a Change in Control Termination.

(4) Pursuant to the Restricted Stock Agreement between us and Mr. Millet made as of September 13, 2006:

- all unvested restricted shares will fully vest upon his death or disability;
- subject to the last bullet below, 30,000 shares of restricted stock (or, if less, the entire unvested amount) under such grant will fully vest if we terminate his employment without Cause or he resigns for Good Reason;
- in the event of a Cash Transaction or a Change in Control following which our Common Stock is no longer publicly traded (a "*Privatization Transaction*"), then all unvested restricted shares will fully vest immediately prior to the Change in Control; and
- in the event of any other Change in Control ("*a Non-Cash/Privatization Transaction*"), then all unvested shares of restricted stock will vest in full:

  - upon the Change in Control if we terminated his employment without Cause or he resigned for Good Reason within 3 months prior to the Change in Control, or
  - upon termination of his employment without Cause or his resignation for Good Reason within 18 months after the Change in Control.

(5) Pursuant to the Restricted Stock Agreement between us and Mr. Millet made as of January 22, 2009:

- all unvested restricted shares will fully vest upon his death or disability;
- subject to the last bullet below, 14,463 restricted shares (or, if less, the entire unvested amount) under such grant will fully vest if we terminate his employment without Cause or he resigns for Good Reason; and
- all unvested restricted shares will fully vest if we terminate his employment without Cause within 24 months following a Change in Control.

(6) Pursuant to the Stock Option Agreement between us and Mr. Millet dated September 13, 2006:

- the options will fully vest upon his death or disability;
- subject to the next bullet, if we terminated his employment without Cause, or in the event of a Cash Transaction or a Privatization Transaction, then to the extent unvested 100,000 options under such grant will immediately vest and be exercisable; and
- in the event of a Non-Cash/Privatization Transaction, then the lesser of 50% of the option award or the unvested portion of the option award will immediately vest:

  - upon the Change in Control if we terminated his employment without Cause or he resigned for Good Reason within 3 months prior to the Change in Control, or
  - upon termination of his employment without Cause or his resignation for Good Reason within 18 months after the Change in Control.

(7) Pursuant to the Stock Option Agreements between us and Mr. Millet dated January 15, 2008:

- the options will fully vest upon his death or disability;
- subject to the last bullet below, if we terminated his employment without Cause, then to the extent unvested 19,167 options under such grant will immediately vest and be exercisable;
- the options will fully vest upon a Cash Transaction; and
- in the event of a Change in Control other than a Cash Transaction, the options will fully vest:

- upon the Change in Control if we terminated his employment without Cause or he resigned for Good Reason within 3 months prior to the Change in Control, or

- if we terminated his employment without Cause or he resigned for Good Reason within 24 months after the Change in Control.

(8) Pursuant to the Performance Share Agreement between us and Mr. Millet dated January 15, 2009:

- in the event of termination of employment due to death or disability prior to the Settlement Date, then he would have been entitled to receive 100% of the shares of restricted stock that he would have received had he been employed on the Settlement Date, based on the actual achievement of the performance goal, which shares would have been fully vested on the Settlement date;
- in the event of termination of employment without Cause or for Good Reason prior to the Settlement Date, then he would have been entitled to receive 50% of the shares of restricted stock that he would have received had he been employed on the Settlement Date, based on the actual achievement of the performance goal, which shares would have been fully vested on the Settlement date; and
- the Compensation Committee had discretion to determine the treatment of the performance shares upon a Change in Control occurring prior to the Settlement Date based on the likely level of achievement of the performance goal on the Settlement Date. For the purposes of the table above, as actual performance was achieved at the maximum level, we have assumed that the Compensation Committee would have granted Mr. Millet the maximum number of shares of restricted stock which would have become fully vested upon a Change in Control.

(9) Mr. Millet's employment agreement provides that if any payments or benefits paid or provided to him would be subject to, or result in, the imposition of the excise tax imposed by Section 4999 of the Internal Revenue Code, then the amount of such payments will be automatically reduced to one dollar less than the amount that subjects such payment to the excise tax, unless he would, on a net after-tax basis, receive less compensation than if the payment were not so reduced.

Payments and Benefits for Mr. Rucker

	Base Salary(1) ($)	Health Benefits(2) ($)	Restricted Stock Acceleration(3) ($)	Stock Option Acceleration(4) ($)	Performance Share Acceleration(5) ($)	Total ($)
Termination Without Cause	92,308	6,365	—	—	—	98,672
Termination Without Cause upon or within 24 months following a Change in Control	92,308	6,365	350,530	36,936	117,511	603,649
Death/Disability	—	—	175,265	18,463	58,755	252,483
Change in Control — No Termination	—	—	—	—	117,511	117,511

(1) In accordance with the Severance Plan, Mr. Rucker is entitled to 24 weeks of continued base salary upon a termination of his employment without Cause.

(2) In accordance with the Severance Plan, Mr. Rucker is entitled to 24 weeks of continued healthcare coverage upon a termination of his employment without Cause.

(3) Pursuant to the Restricted Stock Agreement between us and Mr. Rucker made as of January 15, 2008 and January 22, 2009:

- all unvested shares of restricted stock will fully vest upon a termination of his employment without Cause that occurs within 24 months following a Change in Control (as such terms are defined in the Company's 2004 Stock Incentive Plan); and
- 50% of the unvested shares of restricted stock will vest upon his death or disability.

(4) Pursuant to the Stock Option Agreement between us and Mr. Rucker dated January 15, 2008:

- the option will fully vest upon a termination of his employment without Cause that occurs within 24 months following a Change in Control (as such terms are defined in the Company's 2004 Stock Incentive Plan); and
- 50% of the unvested portion of the option will vest upon his death or disability.

(5) Pursuant to the Performance Share Agreement between us and Mr. Rucker dated January 15, 2009, in the event of termination of employment due to death or disability prior to the Settlement Date, then he would have been entitled to receive 50% of the shares of restricted stock that he would have received had he been employed on the Settlement Date, based on the actual achievement of the performance goal, which shares would have been fully vested on the Settlement date. In addition, the Compensation Committee had discretion to determine the treatment of the performance shares upon a Change in Control occurring prior to the Settlement Date based on the likely level of achievement of the performance goal on the Settlement Date. For the purposes of the table above, as actual performance was achieved at the maximum level, we have assumed that the Compensation Committee would have granted Mr. Rucker the maximum number of shares of restricted stock which would have become fully vested upon a Change in Control.

Payments and Benefits for Mr. Themelis

	Base Salary(1) ($)	Health Benefits(3) ($)	Restricted Stock Acceleration(3) ($)	Stock Option Acceleration(4) ($)	Performance Share Acceleration(5) ($)	Total ($)
Termination Without Cause	76,923	5,304	—	—	—	82,227
Termination Without Cause within 24 months following a Change in Control	76,923	5,304	950,371	70 ,938	339,494	1,443,030
Death/Disability	—	—	475,185	35 ,492	169,747	680,424
Change in Control — No Termination	—	—	—	—	339,494	339,494

(1) In accordance with the Severance Plan, Mr. Themelis is entitled to 20 weeks of continued base salary upon a termination of his employment without Cause.

(2) In accordance with the Severance Plan, Mr. Themelis is entitled to 20 weeks of continued healthcare coverage upon a termination of his employment without Cause.

(3) Pursuant to the Restricted Stock Agreements between us and Mr. Themelis made as of January 15, 2008 and January 22, 2009:

- all unvested shares of restricted stock will fully vest upon a termination of his employment without Cause that occurs within 24 months following a Change in Control (as such terms are defined in the Company's 2004 Stock Incentive Plan); and
- 50% of the unvested shares of restricted stock will vest upon his death or disability.

(4) Pursuant to the Stock Option Agreement between us and Mr. Themelis dated January 15, 2008:

- the option will fully vest upon a termination of his employment without Cause that occurs within 24 months following a Change in Control (as such terms are defined in the Company's 2004 Stock Incentive Plan); and
- 50% of the unvested portion of the option will vest upon his death or disability.

(5) Pursuant to the Performance Share Agreement between us and Mr. Themelis dated January 15, 2009, in the event of termination of employment due to death or disability prior to the Settlement Date, then he would have been entitled to receive 50% of the shares of restricted stock that he would have received had he been employed on the Settlement Date, based on the actual achievement of the performance goal, which shares would have been fully vested on the Settlement date. In addition, the Compensation Committee had discretion to determine the treatment of the performance shares upon a Change in Control occurring prior to the Settlement Date based on the likely level of achievement of the performance goal on the Settlement Date. For the purposes of the table above, as actual performance was achieved at the maximum level, we have assumed that the Compensation Committee would have granted Mr. Themelis the maximum number of shares of restricted stock which would have become fully vested upon a Change in Control.

Compensation plans

For information with respect to the securities authorized for issuance under equity compensation plans, see *Equity Compensation Plan Information* in Item 12 of our Annual Report on Form 10-K for the year ended December 31, 2009, which is incorporated herein by reference and has been delivered to you with this Proxy Statement.

Compensation Committee interlocks and insider participation

No member of our Board's Compensation Committee has served as one of our officers or employees at any time. None of our executive officers serves as a member of the compensation committee of any other company that has an executive officer serving as a member of our Board of Directors. None of our executive officers serves as a member of the board of directors of any other company that has an executive officer serving as a member of our Board's Compensation Committee.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Review and approval of related party transactions

Our related parties include our directors, director nominees, executive officers and holders of more than five percent of the outstanding shares of our Common Stock. We review relationships and transactions in which the company and our related parties or their immediate family members are participants to determine whether such related persons have a direct or indirect material interest. As required under SEC rules, transactions that are determined to be directly or indirectly material to the Company or to a related party are disclosed in this Proxy Statement. In addition, the Audit Committee reviews and approves any related party transaction that is required to be disclosed. Set forth in below is information concerning transactions with our related parties that is required to be disclosed under SEC rules.

Principal stockholder broker-dealer clients

JPMorgan, one of our broker-dealer clients, owns more than five percent of the outstanding shares of our Common Stock. See above under *Security Ownership of Certain Beneficial Owners and Management.* For the year ended December 31, 2009, $5.5 million, or 4.9% of our total revenues, were generated by JPMorgan.

We have separate agreements with each of our broker-dealer clients, including JPMorgan. These agreements govern each such broker-dealer's access to, and activity on, our electronic trading platform. The term of the agreements is generally three years, with automatic annual renewal thereafter unless notice to terminate is given by a party at least 30 days prior to automatic renewal. Under each agreement, the broker-dealer is granted a worldwide, non-exclusive and non-transferable license to use our electronic trading platform. The broker-dealer agrees to supply us, on a non-exclusive basis, with indicative prices and quantities of fixed-income instruments for our inventory pages. We may only provide the pricing and other content provided by a broker-dealer to those of our institutional investor clients approved by the broker-dealer to receive such content. Additionally, institutional investors must be approved by a broker-dealer before being able to engage in transactions on our platform. These agreements also provide for the fees and expenses to be paid by the broker-dealers for their use of our electronic trading platform.

Indemnification agreements

We have entered into an indemnification agreement with each of our outside directors. The indemnification agreements and our certificate of incorporation and bylaws require us to indemnify our directors and officers to the fullest extent permitted by Delaware law.

Registration rights agreement

JPMorgan and certain other holders of our Common Stock are parties to our sixth amended and restated registration rights agreement. Stockholders who are a party to this agreement are provided certain rights to demand registration of shares of Common Stock and to participate in a registration of our Common Stock that we may decide to do, from time to time. Generally, we have agreed to pay all expenses of any registration pursuant to the registration rights agreement, except for underwriters' discounts and commissions.

Robert W. Trudeau

Mr. Trudeau is a member of TCM VI, which is the sole general partner of TCV VI and a general partner of TCV MF. Mr. Trudeau and TCM VI share voting and dispositive power with respect to the shares of Series B Preferred Stock, and the shares of Common Stock into which the Series B Preferred Stock may be converted, that are beneficially owned by the TCV VI Funds. Mr. Trudeau and TCM VI disclaim beneficial ownership of any shares held by the TCV VI Funds except to the extent of their respective pecuniary interests therein. Mr. Trudeau owns 2,089 shares of Common Stock and holds options to purchase 7,412 shares of Common Stock, of which 5,818 shares are fully vested and exercisable. Mr. Trudeau has sole voting and dispositive power over the options, any shares of Common Stock issuable upon the exercise of the options and the shares of Common Stock held directly by him; however, TCM VI owns 100% of the pecuniary interest in such options, any shares issued upon exercise of such options and the shares of Common Stock held directly by Mr. Trudeau. In addition, as more fully discussed above under *Corporate Governance and Board Matters — Director Compensation*, Mr. Trudeau receives an annual retainer for his service as a director.

OTHER MATTERS

Section 16(a) beneficial ownership reporting compliance

The members of our Board of Directors, our executive officers and persons who hold more than 10% of our outstanding Common Stock are subject to the reporting requirements of Section 16(a) of the Securities Exchange Act of 1934, as amended, which requires them to file reports with respect to their ownership of our Common Stock and their transactions in such Common Stock. Based solely upon a review of (i) the copies of Section 16(a) reports that MarketAxess has received from such persons for transactions in our Common Stock and their Common Stock holdings for the 2009 fiscal year and (ii) the written representations of such persons that no annual Form 5 reports were required to be filed by them for the fiscal year, the Company believes that all reporting requirements under Section 16(a) for such fiscal year were met in a timely manner by its directors, executive officers and beneficial owners of more than 10% of its Common Stock, except for one late filing to report a gift by Mr. McVey and one late filing to report the forfeiture of shares by Mr. Themelis on January 15, 2009 in order to meet tax withholding requirements upon the vesting of restricted stock.

Other matters

As of the date of this Proxy Statement, the Company knows of no other matters that will be presented for consideration at the Annual Meeting. If any other matters properly come before the Annual Meeting, it is the intention of the persons named in the enclosed proxy card to vote the shares they represent as such persons deem advisable. Discretionary authority with respect to such other matters is granted by the execution of the enclosed proxy card.

Stockholder proposals for 2011 Annual Meeting

In order to be considered for inclusion in the Company's Proxy Statement and proxy card relating to the 2011 Annual Meeting of Stockholders, any proposal by a stockholder submitted pursuant to Rule 14a-8 of the Securities Exchange Act of 1934, as amended, must be received by the Company at its principal executive offices in New York, New York, on or before December 31, 2010. In addition, under the Company's bylaws, any proposal for consideration at the 2011 Annual Meeting of Stockholders submitted by a stockholder other than pursuant to Rule 14a-8 will be considered timely if it is received by the Secretary of the Company at its principal executive offices between the close of business on December 1, 2010 and the close of business on December 31, 2010 and is otherwise in compliance with the requirements set forth in the Company's bylaws.

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 10-K

(Mark One)

☑ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2009

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from to

Commission File Number 001-34091

MARKETAXESS HOLDINGS INC.

(Exact name of registrant as specified in its charter)

Delaware	**52-2230784**
(State of incorporation)	*(IRS Employer Identification No.)*
299 Park Avenue, New York, New York	**10171**
(Address of principal executive offices)	*(Zip Code)*

(212) 813-6000

(Registrant's telephone number, including area code)

SECURITIES REGISTERED PURSUANT TO SECTION 12(b) OF THE ACT:

Title of each class:	Name of each exchange on which registered:
Common Stock, par value $0.003 per share	NASDAQ Global Select Market

SECURITIES REGISTERED PURSUANT TO SECTION 12(g) OF THE ACT:

None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☑

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Act. Yes ☐ No ☑

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☑ No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ☐ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K (§ 229.405 of this chapter) is not contained herein, and will not be contained, to the best of the registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐ Accelerated filer ☑ Non-accelerated filer ☐ (Do not check if a smaller reporting company) Smaller reporting company ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☑

The aggregate market value of the shares of common stock and non-voting common stock held by non-affiliates of the registrant as of June 30, 2009 (the last business day of the registrant's most recently completed second fiscal quarter) was approximately $305.4 million computed by reference to the last reported sale price on the NASDAQ Global Select Market on that date. For purposes of this calculation, affiliates are considered to be officers, directors and holders of 10% or more of the outstanding common stock of the registrant on that date. The registrant had 31,749,827 shares of common stock, 2,291,787 of which were held by affiliates, and 2,585,654 shares of non-voting common stock outstanding on that date.

At February 24, 2010, the aggregate number of shares of the registrant's common stock and non-voting common stock outstanding was 34,810,970.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the registrant's definitive proxy statement for the 2010 Annual Meeting of Stockholders are incorporated by reference into Items 10, 11, 12, 13 and 14 of Part III of this Form 10-K.

MARKETAXESS HOLDINGS INC.

2009 FORM 10-K ANNUAL REPORT

TABLE OF CONTENTS

		Page
	PART I	
Item 1:	Business	1
Item 1A:	Risk Factors	20
Item 1B:	Unresolved Staff Comments	34
Item 2:	Properties	34
Item 3:	Legal Proceedings	34
Item 4:	Submission of Matters to a Vote of Security Holders	34
	PART II	
Item 5:	Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities	35
Item 6:	Selected Financial Data	37
Item 7:	Management's Discussion and Analysis of Financial Condition and Results of Operations	39
Item 7A:	Quantitative and Qualitative Disclosures about Market Risk	59
Item 8:	Financial Statements and Supplementary Data	61
Item 9:	Changes in and Disagreements with Accountants on Accounting and Financial Disclosure	92
Item 9A:	Controls and Procedures	92
Item 9B:	Other Information	92
	PART III	
Item 10:	Directors, Executive Officers and Corporate Governance	93
Item 11:	Executive Compensation	93
Item 12:	Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters	93
Item 13:	Certain Relationships and Related Transactions and Director Independence	93
Item 14:	Principal Accounting Fees and Services	93
	PART IV	
Item 15:	Exhibits and Financial Statement Schedules	94

PART I

Forward-Looking Statements

This report contains certain "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by words such as "expects," "intends," "anticipates," "plans," "believes," "seeks," "estimates," "will," or words of similar meaning and include, but are not limited to, statements regarding the outlook for our future business and financial performance. Forward-looking statements are based on management's current expectations and assumptions, which are subject to inherent uncertainties, risks and changes in circumstances that are difficult to predict. It is routine for our internal projections and expectations to change as the year or each quarter in the year progresses, and therefore it should be clearly understood that the internal projections and beliefs upon which we base our expectations may change prior to the end of each quarter or the year. Although these expectations may change, we are under no obligation to revise or update any forward-looking statements contained in this report. Our company policy is generally to provide our expectations only once per quarter, and not to update that information until the next quarter. Actual future events or results may differ, perhaps materially, from those contained in the projections or forward-looking statements. Factors that could cause or contribute to such differences include those discussed below and elsewhere in this report, particularly in Item 1A "Risk Factors."

Item 1. *Business.*

MarketAxess operates a leading electronic trading platform that allows investment industry professionals to efficiently trade corporate bonds and other types of fixed-income instruments. Our 730 active institutional investor clients (firms that executed at least one trade in U.S. or European fixed-income securities through our electronic trading platform during 2009) include investment advisers, mutual funds, insurance companies, public and private pension funds, bank portfolios, broker-dealers and hedge funds. Our 67 broker-dealer market-maker clients provide liquidity on the platform and include most of the leading broker-dealers in global fixed-income trading. Our DealerAxess® trading service allows dealers to trade fixed-income securities and credit default swaps with each other on our platform. Through our Corporate BondTicker™ service, we provide fixed-income market data, analytics and compliance tools that help our clients make trading decisions. In addition, we provide FIX (Financial Information eXchange) message management tools, connectivity solutions and ancillary technology services that facilitate the electronic communication of order information between trading counterparties. Our revenues are primarily generated from the trading of U.S. and European high-grade corporate bonds.

Our multi-dealer trading platform allows our institutional investor clients to simultaneously request competing, executable bids or offers from our broker-dealer clients and execute trades with the broker-dealer of their choice from among those that choose to respond. We offer our broker-dealer clients a solution that enables them to efficiently reach our institutional investor clients for the distribution and trading of bonds. In addition to U.S. high-grade corporate bonds, European high-grade corporate bonds and emerging markets bonds, including both investment-grade and non-investment grade debt, we also offer our clients the ability to trade crossover and high-yield bonds, agency bonds and credit default swaps ("CDS").

The majority of our revenues are derived from monthly distribution fees and commissions for trades executed on our platform that are billed to our broker-dealer clients on a monthly basis. We also derive revenues from technology products and services, information and user access fees, investment income and other income. Our expenses consist of employee compensation and benefits, depreciation and amortization, technology and communication expenses, professional and consulting fees, occupancy, marketing and advertising and other general and administrative expenses.

Traditionally, bond trading has been a manual process, with product and price discovery conducted over the telephone between two or more parties. This traditional process has a number of shortcomings resulting primarily from the lack of a central trading facility for these securities, which creates difficulty matching buyers and sellers for particular issues. Many corporate bond trading participants use e-mail and other electronic means of communication for trading corporate bonds. While this has addressed some of the shortcomings associated with traditional corporate bond trading, we believe that the process is still hindered by limited liquidity, limited price transparency, significant transaction costs, compliance and regulatory challenges, and difficulty in executing numerous trades at one time.

Through our disclosed multi-dealer Request For Quote ("RFQ") trading functionality, our institutional investor clients can determine prices available for a security, a process called price discovery, as well as trade securities directly with our broker-dealer clients. The price discovery process includes the ability to view indicative prices from the broker-dealer clients' inventory available on our platform, access to real-time pricing information and analytical tools (including spread-to-Treasury data, search capabilities and independent third-party credit research) available on our Corporate BondTicker™ service and the ability to request executable bids and offers simultaneously from up to 50 of our broker-dealer clients during the trade process. On average, institutional investor clients receive several bids or offers from broker-dealer clients in response to trade inquiries. However, some trade inquiries may not receive any bids or offers. Our services relating to trade execution include single and multiple-dealer inquiries; list trading, which is the ability to request bids and offers on multiple bonds at the same time; and swap trading, which is the ability to request an offer to purchase one bond and a bid to sell another bond, in a manner such that the two trades will be executed simultaneously, with payment based on the price differential of the bonds. Once a trade is completed on our platform, the broker-dealer client and institutional investor client may settle the trade with the assistance of our automated post-trade messaging, which facilitates the communication of trade acknowledgment and allocation information between our institutional investor and broker-dealer clients.

Typically, we are not a party to the trades that occur on our platform between institutional investor clients and broker-dealer clients; rather, we serve as an intermediary between broker-dealers and institutional investors, enabling them to meet, agree on a price and then transact with each other. However, we also execute certain bond transactions between and among institutional investor and broker-dealer clients on a riskless principal basis by serving as counterparty to both the buyer and the seller in matching back-to-back trades, which are then settled through a third-party clearing organization. These are primarily voice-assisted trades, a service that we introduced as an adjunct to RFQ trading during late 2008 in response to the adverse effect of the credit crisis on dealer liquidity in corporate bonds. MarketAxess Corporation, our U.S. subsidiary, acts as intermediary on a riskless principal basis in these bond transactions by serving as counterparty to the two clients involved.

Our broker-dealer clients accounted for approximately 97.2% of the underwriting of newly-issued U.S. high-grade corporate bonds and approximately 69.6% of the underwriting of newly issued European high-grade corporate bonds in 2009. We believe these broker-dealers also represent the principal source of secondary market liquidity in the other markets in which we operate. Secondary market liquidity refers to the ability of market participants to buy or sell a security quickly and in large volume subsequent to the original issuance of the security, without substantially affecting the price of the security. In addition to trading fixed-income securities by traditional means, including the telephone and e-mail, our broker-dealer clients use proprietary single-dealer systems and other trading platforms as well as our electronic trading platform. We believe that the traditional means of trading remain the manner in which the majority of bonds are traded between institutional investors and broker-dealers. Our volume in U.S. high-grade corporate bonds represented approximately 6.2% of the total U.S. high-grade corporate bond volume, excluding convertible bonds, for 2009 as reported by the Financial Industry Regulatory Authority ("FINRA") Trade Reporting and Compliance Engine ("TRACE"), which includes inter-dealer and retail trading as well as trading between institutional investors and broker-dealers. We have not identified a reliable source of data relating to the size of most of the other markets we serve and therefore we are unable to accurately determine the total volume of secondary trading of these bonds or the portion of such trading conducted on our platform.

Industry Background

Fixed-income securities are issued by corporations, governments and other entities, and pay a pre-set absolute or relative rate of return. As of September 30, 2009 there were approximately $34.6 trillion of fixed-income securities outstanding in the U.S. market, including $6.9 trillion of U.S. corporate bonds.

The U.S. and European credit markets have been through a period of significant turmoil since the third quarter of 2007, especially in short-term funding and floating rate note instruments. A widespread retrenchment in the credit markets resulted in increased credit spreads and significantly higher credit spread volatility across a wide range of asset classes. Credit yield spreads in U.S. corporate bonds, as measured by the Credit Suisse Liquid

U.S. Corporate Index, increased from 1.0% over U.S. Treasuries in June 2007 to a peak of 5.4% in December 2008. The credit markets demonstrated significant improvement throughout 2009, with net inflows to taxable bond funds and corporate and international bond exchange-traded funds, and an increase in the volume of new issues of high-grade corporate bonds compared to the second half of 2008. Credit yield spreads in U.S. corporate bonds declined to 1.2% over U.S. Treasuries as of December 31, 2009. The average daily trading volume of U.S. high-grade corporate bonds for the quarter ended December 31, 2009, as measured by TRACE, was $11.0 billion, compared to $8.0 billion in the quarter ended December 31, 2008.

U.S. High-Grade Corporate Bond Market

The total amount of U.S. corporate bonds outstanding has grown from $3.0 trillion as of December 31, 1999 to $6.9 trillion as of September 30, 2009. The average daily trading volume of U.S. corporate bonds (investment grade and high yield), as measured by TRACE, has decreased from approximately $17.9 billion in 2002 (the first calendar year for which such data are available) to $16.5 billion in 2009. We believe that this decline in average daily trading volumes is due to cyclical credit market conditions, including the recent turmoil in the credit markets.

The U.S. corporate bond market consists of three broad categories of securities: investment-grade debt (so-called "high-grade"), which typically refers to debt rated BBB- or better by Standard & Poor's or Baa3 or better by Moody's Investor Service; debt rated below investment-grade (so-called "high-yield"), which typically refers to debt rated lower than BBB- by Standard & Poor's or Baa3 by Moody's Investor Service; and debt convertible into equity (so-called "convertible debt").

The U.S. high-grade corporate bond market, which represents the largest subset of the U.S. corporate bond market, has undergone significant change over the last decade, which has been driven by a number of factors, including:

- *Improved price transparency* — In 2002, FINRA adopted TRACE reporting, which requires FINRA members to report secondary market transactions in certain fixed-income securities to FINRA. The list of TRACE-eligible bonds includes 27,000 unique securities, representing the majority of the daily trading volume of high-grade bonds.

- *Introduction of electronic trading platforms* — Electronic trading platforms act as central facilities to bring together buyers and sellers. The actions of participants on these platforms are facilitated by an electronic medium that improves some of the manual processes that might otherwise be required, such as searching for securities with specific characteristics, the coordination of multiple bilateral telephone calls or electronic communications, the sorting and analysis of competing bids or offers, and the entry of orders into the trading system after verbal or e-mail trade agreement. As a result, these platforms typically provide a lower-cost and more efficient means of enhanced distribution and trade execution than previously possible.

- *Introduction of credit derivatives* — Credit derivatives can provide increased flexibility and liquidity for investors and lenders to diversify their credit exposures. The notional amount of outstanding CDS transactions grew rapidly between 2002 and 2007. However, activity in the CDS market has since fallen substantially due to concern over the risks associated with these products, in particular the counterparty credit risks.

- *Growth in the total amount of debt outstanding* — The total size of the U.S. high-grade corporate bond market had increased significantly from approximately $753 billion in gross amount of new bonds issued in 2005 to $1,128 billion in 2007. During 2008, high-grade corporate bond issuance declined to $706 billion as risk aversion among corporate bond investors limited the ability of issuers across a wide range of industries, in particular the financial services industry, to issue new corporate bonds. The credit markets demonstrated significant improvement throughout 2009 and an increase in new issues of high-grade corporate bonds compared to 2008. Approximately 30% of the total corporate bond issuance in 2009 was government guaranteed.


Corporate Bond Issuance–Yearly
(in billions)
$1,400
$1,200
$1,000
$800
$600
$400
$200
$0
Total
$753
$1,059
$1,128
$706
$875
2005
2006
2007
2008
2009
Source: SIFMA

European High-Grade Corporate Bond Market

The European high-grade corporate bond market consists of a broad range of products, issuers and currencies. We define the European high-grade corporate bond market generally to consist of bonds intended to be distributed to European investors, primarily bonds issued by European corporations, excluding bonds that are issued by a corporation domiciled in an emerging markets country and excluding most government bonds that trade in Europe. Examples include:

- bonds issued by European corporations, denominated in any currency;
- bonds generally denominated in Euros, U.S. dollars or Pounds Sterling, excluding bonds that are issued by a corporation domiciled in an emerging market;
- bonds issued by supra-national organizations (entities that include a number of central banks or government financial authorities, such as the World Bank), agencies and governments located in Europe, generally denominated in Euros, U.S. dollars or Pounds Sterling, provided that such currency is not the currency of the country where the bond was issued; and
- floating-rate notes issued by European corporations.

We believe that the European high-grade corporate bond market is impacted by many of the same factors as the U.S. high-grade corporate bond market. In addition, we believe the following factors are unique to the European high-grade corporate bond market:

- *Regulatory environment* — Certain European Union countries have eased restrictions that required institutional investors to invest primarily in domestic securities. This has provided European institutional investors with increased flexibility to invest in securities issued by entities domiciled in other countries within the European Union. On November 1, 2007, the Markets in Financial Instruments Directive ("MiFID") came into effect. MiFID is designed to further harmonize the financial markets of the member states of the European Union and introduces new pre- and post-trade transparency requirements.
- *Common liquidity pool* — The larger capital pool created by the common currency and changes in the regulatory environment have facilitated bond issuance by European corporations.

Emerging Markets Bond Market

We define the emerging markets bond market generally to include U.S. dollar, Euro or local currency denominated bonds issued by sovereign entities or corporations domiciled in a developing country. These issuers are typically located in Latin America, Asia, or Central and Eastern Europe. Examples of countries we classify as emerging markets include: Brazil, Colombia, Mexico, Peru, the Philippines, Russia, Turkey and Venezuela.

The institutional investor base for emerging markets bonds includes many crossover investors from the high-yield and high-grade investment areas. Institutional investors have been drawn to emerging markets bonds by their high returns and high growth potential. Demand for emerging markets bonds declined significantly in the fourth quarter of 2008 as the turmoil in the credit markets and the world-wide recession impacted the emerging markets. As a result, emerging markets bond prices as measured by the JPMorgan emerging markets sovereign external debt and corporate bond indices fell steeply in 2008 but have now recovered and as of December 31, 2009 were up 13.7% and 14.4%, respectively, from December 31, 2007 levels.

Crossover and High-Yield Bond Market

We define the high-yield bond market generally to include all debt rated lower than BBB- by Standard & Poor's or Baa3 by Moody's Investor Service. We define the crossover market to include any debt issue rated below investment grade by one agency but investment grade by the other. The total amount of high-yield corporate bonds yearly issuance has grown from $130.9 billion for the year ended December 31, 2003 to approximately $136.3 billion for the year ended December 31, 2007. During 2008, high-yield corporate bond issuance declined to $52.2 billion, primarily due to the risk aversion among corporate bond investors that severely limited the ability of high-yield issuers to raise new debt. The high-yield corporate bond markets demonstrated significant improvement throughout 2009, with new issuance for the year ended December 31, 2009 increasing to $180.7 billion.

FINRA publicly disseminates real-time price information on approximately 12,000 high-yield corporate bond issues and certain other transactions on a delayed basis. Trades in bonds rated BB and lower are subject to immediate dissemination if the trade size is less than $1 million, or greater than $1 million and trades an average of once or more a day. The average daily trading volume of high-yield bonds reported by FINRA for the year ended December 31, 2009 was $5.0 billion.

Agency Bond Market

We define the agency bond market to include debt issued by a U.S. government-sponsored enterprise. Some prominent issuers of agency bonds are the Federal National Mortgage Association ("Fannie Mae") and Federal Home Loan Mortgage Corporation ("Freddie Mac"). The total amount of U.S. agency bonds outstanding has grown from $1.9 trillion as of December 31, 2000 to $2.8 trillion as of September 30, 2009 but is $0.4 trillion below the total amount outstanding as of September 30, 2008. The Federal Reserve Bank of New York reported average daily trading volume in federal agency and government sponsored enterprise coupon securities (excluding mortgage-backed securities) for 2009 of $18.2 billion.

Credit Default Swap Market

Credit default swaps are contracts on an underlying asset that transfer risk and return from one party to another without transferring ownership of the underlying asset, allowing market participants to obtain credit protection or assume credit exposure associated with a broad range of issuers of fixed-income securities and other debt obligations. The trading volumes and notional amount outstanding in CDS transactions grew rapidly between 2002 and 2007. However, since 2007 activity in the CDS market has declined substantially due to concern over the risks associated with these products, in particular the counterparty credit risks. As a result, the notional amount of CDS outstanding declined to $31.2 trillion as of June 30, 2009 from $62.2 trillion as of December 31, 2007. To address the counterparty credit concerns, structural changes are occurring in the CDS market that include the creation of CDS clearing houses that serve as central counterparties for CDS transactions. We believe that the introduction of the clearing houses is likely to result in more standardized contracts and greater price transparency. Further regulatory reform in the CDS markets has been proposed to address the risks associated with these products.

Our Competitive Strengths

Our electronic trading platform provides solutions to some of the shortcomings of traditional bond trading methods. The benefits of our solution are demonstrable throughout the trading cycle:

- *Pre-trade* — gathering real-time and historical pricing information, identifying interested buyers and sellers in a particular security, and obtaining research and analysis;
- *Trade* — single and multiple security trade execution; and
- *Post-trade* — trade detail matching, account allocation and automated audit trail.

We believe that we are well positioned to strengthen our market position in electronic trading in our existing products and to extend our presence into new products and services by capitalizing on our competitive strengths, including:

Significant Trading Volumes with Participation by Leading Broker-Dealers and Institutional Investors

Our electronic trading platform provides access to the liquidity provided through the participation on our platform of 67 broker-dealers, including the majority of the leading broker-dealers in global fixed-income trading, and 730 active institutional investor firms. We believe these broker-dealers represent the principal source of secondary market liquidity for U.S. high-grade corporate bonds, European high-grade corporate bonds, emerging markets bonds and the other markets in which we operate. Our broker-dealer clients are motivated to continue to utilize our platform due to the presence on the platform of our large network of institutional investor clients. We believe that our addition of 19 new broker-dealer clients during 2009, has improved and will continue to improve the liquidity on our electronic trading platform for institutional investors further motivating them to use our platform. The number of our active institutional investor clients for the past five years has been as follows:


Active Institutional Investor Clients
800
600
400
200
0
657
689
674
649
730
225
229
209
183
206
432
460
465
466
524
2005
2006
2007
2008
2009
EU products
US products

Our total trading volume over the past five years is indicated below:


Total Trading Volume
(In billions)
$400.0
$300.0
$200.0
$100.0
$0.0
$299.2
$339.6
$359.9
$226.4
$299.3
2005
2006
2007
2008
2009

Our volume in U.S. high-grade corporate bonds grew from approximately 7.6% of total U.S. high-grade corporate bond volume, excluding convertible bonds, in 2005 as reported by FINRA TRACE, which includes inter-dealer and retail trading as well as trading between institutional investors and broker-dealers, to approximately 9.4% in 2007. However, following the turmoil and resultant lack of liquidity in the credit markets since the third quarter of 2007, our estimated market share declined to approximately 6.2% for the full year 2009. Our volume in U.S. high-grade floating rate note bonds declined from $46.0 billion in 2007 to $6.6 billion in 2009. The credit markets demonstrated significant improvement throughout 2009 and our estimated share grew substantially during the second half of the year. Our estimated share of total U.S. high-grade corporate bond volume for the fourth quarter of 2009 was approximately 8.1%. Our estimated market share from 2005 to 2009 is shown in the chart below:


MarketAxess Estimated Percent of FINRA
U.S. High-Grade TRACE Volume
10.0%
8.0%
6.0%
4.0%
2.0%
0.0%
7.6%
8.5%
9.4%
6.6%
6.2%
2005
2006
2007
2008
2009

We have not identified a reliable source of data relating to the size of most of the other markets we serve and therefore we are unable to accurately determine the total volume of secondary trading of these bonds or the portion of such trading conducted on our platform.

Execution Benefits to Clients

Benefits to Institutional Investor Clients

We believe we provide numerous benefits to our institutional investor clients over traditional fixed-income trading methods, including:

Competitive Prices. By enabling institutional investors to simultaneously request bids or offers from our broker-dealer clients, we believe our electronic trading platform creates an environment that motivates our broker-dealer clients to provide competitive prices and gives institutional investors confidence that they are obtaining a competitive price. For typical MarketAxess multi-dealer corporate bond inquiries prior to 2008, the range of competitive spread-to-Treasury responses was, on average, approximately 10 basis points (a basis point is 1/100 of 1% in yield), although in 2008 that range widened to 35 basis points and it declined to 25 basis points in 2009. As an example of the potential cost savings to institutional investors, a one basis point savings on a $1 million face amount trade of a bond with 10 years to maturity translates to aggregate savings of approximately $750.00.

Transparent Pricing on a Range of Securities. The commingled multi-dealer inventory of bonds posted by our broker-dealer clients on our platform consists of a daily average of more than $70 billion in indicative bids and offers. Subject to applicable regulatory requirements, institutional investors can search bonds in inventory based on any combination of issuer, issue, rating, maturity, spread-to-Treasury, size and dealer providing the listing, in a fraction of the time it takes to do so manually. Institutional investor clients can also request executable bids and offers on our electronic trading platform on any debt security in a database of U.S. and European corporate bonds, although there can be no assurance as to the number of broker-dealers who will choose to provide an executable price. Our platform transmits bid and offer requests in real-time to broker-dealer clients, who may respond with executable prices within a time period specified by the institutional investor. Institutional investors may also elect to display live requests for bids or offers anonymously to all other users of our electronic trading platform, in order to create broader visibility of their inquiry among market participants and increase the likelihood that the request results in a trade. We believe that broader participation in client inquiries will result in more trade matches and lower transaction costs.

Improved Cost Efficiency. We believe that we provide improved efficiency by reducing the time and labor required to conduct broad product and price discovery. Single-security and multi-security (bid or offer lists) inquiries can be efficiently conducted with multiple broker-dealers. In addition, our Corporate BondTicker™ eliminates the need for manually-intensive phone calls or e-mail communication to gather, sort and analyze information concerning historical transaction prices.

Benefits to Broker-Dealer Clients

We also provide substantial benefits to our broker-dealer clients over traditional fixed-income trading methods, including:

Greater Sales Efficiency. We offer our broker-dealer clients broad connectivity with their institutional investor clients. Through this connectivity, our broker-dealer clients are able to efficiently display their indications of interest to buy and sell various securities. We also enable broker-dealers to broaden their distribution by participating in transactions to which they otherwise may not have had access. In addition, the ability to post prices and electronically execute on straightforward trades enables bond sales professionals at broker-dealer firms to focus their efforts on more profitable activities, such as higher value-added trades and more complex transactions.

More Efficient Inventory Management. The posting of inventory to, and the ability to respond to inquiries from, a broad pool of institutional investors, creates an increased opportunity for broker-dealers to identify demand for their inventory, particularly in less liquid securities. As a result, we believe they can achieve enhanced bond inventory turnover, which may limit credit exposure.

Benefits to Both Institutional Investor and Broker-Dealer Clients

We offer additional benefits over traditional fixed-income trading methods that are shared by both institutional investor and broker-dealer clients, including:

Greater Trading Accuracy. Our electronic trading platform includes verification mechanisms at various stages of the execution process which result in greater accuracy in the processing, confirming and clearing of trades between institutional investor and broker-dealer clients. These verification mechanisms are designed to ensure that our broker-dealer and institutional investor clients are sending accurate trade messages by providing multiple opportunities to verify they are trading the correct bond, at the agreed-upon price and size. Our platform assists our institutional investor clients in automating the transmittal of order tickets from the portfolio manager to the trader, and from the trader to back-office personnel. This automation provides more timely execution and a reduction in the likelihood of errors that can result from information being manually entered into different systems.

Efficient Risk Monitoring and Compliance. Institutional investors and their regulators are increasingly focused on ensuring that best execution is achieved for fixed-income trades. Our electronic trading platform offers both institutional investors and broker-dealers an automated audit trail for each stage in the trading cycle. This enables compliance personnel to review information relating to trades more easily and with greater reliability. Trade information including time, price and spread-to-Treasury is stored securely and automatically on our electronic trading platform. This data represents a valuable source of information for our clients' compliance personnel. Importantly, we believe the automated audit trail, together with the competitive pricing that is a feature of our electronic trading platform, gives fiduciaries the ability to demonstrate that they have achieved best execution on behalf of their clients.

Other Service Offerings

In addition to services directly related to the execution of trades, we offer our clients several other services, including:

Information Services. The information and analytical tools we provide to our clients help them make investment and trading decisions. Our Corporate BondTicker™ provides access to real-time and historical price, yield and MarketAxess estimated spread-to-Treasuries for publicly disseminated FINRA TRACE-eligible bonds. Corporate BondTicker™ combines publicly-available TRACE data with the prices for trades executed on our U.S. high-grade electronic trading platform, integrating the two data sources and providing real-time TRACE data with associated analytical tools that are not otherwise available. Corporate BondTicker™ provides end-of-day CDS pricing data combined with CDS analytics and screening tools that incorporate cash bond and equity market data. In addition, Corporate BondTicker™ provides indicative prices for secondary loans, through arrangements with certain of our broker-dealer clients, and independent third-party credit research. Our electronic trading platform allows institutional investors to compile, sort and use information to discover investment opportunities that might have been difficult or impossible to identify using a manual information gathering process or other electronic services.

We offer a comprehensive set of reports designed to review and monitor credit trading activity for institutional investor clients. It utilizes extensive TRACE information and has a flexible interface to run and save reports in a variety of formats for both compliance and management reporting. For example, the best execution report provides a view of the savings generated by trading on our electronic trading platform and offers a quantitative measure of the value of price discovery from multiple dealers. The report allows clients to monitor performance against their own best execution policy. Our compliance product provides a printed history of each inquiry submitted through the MarketAxess trading platform.

Straight-Through Processing. Straight-through processing ("STP") refers to the integration of systems and processes to automate the trade process from end-to-end — trade execution, confirmation and settlement — without the need for manual intervention. Our electronic trading platform provides broker-dealers and institutional investors with the ability to automate portions of their transaction processing requirements, improving accuracy and efficiency. Through electronic messaging, institutional investors can submit inquiries to, and receive electronic notices of execution from us, in industry standard protocols, complete with all relevant trade details. Institutional investors can download trade messages, allocate trades to sub-accounts on whose behalf the trades were made and send the allocations to broker-dealers for confirmation.

Technology Products and Services. In addition to our trading platform, we provide a suite of technology products. In November 2007, we formed a new subsidiary, MarketAxess Technologies Inc., which acquired certain assets of Trade West Systems, LLC ("TWS"). TWS is an Utah-based financial software and technology services provider focused on providing gateway adapters for connecting order management systems and trading systems to fixed-income trading venues. In March 2008, we acquired Greenline Financial Technologies, Inc. ("Greenline"), an Illinois-based provider of integration, testing and management solutions for FIX-related products and services designed to optimize the electronic trading of fixed-income, equity and other exchange-based products.

Robust, Scalable Technology

We have developed proprietary technology that is highly secure, fault-tolerant and provides adequate capacity for our current operations, as well as for substantial growth. Our highly scalable systems are designed to accommodate additional volume, products and clients with relatively little modification and low incremental costs.

Proven Innovator with an Experienced Management Team

Since our inception, we have been an innovator in the fixed-income securities markets. Our management team is comprised of executives with an average of more than 20 years' experience in the securities industry. We have consistently sought to benefit participants in the markets we serve by attempting to replicate the essential features of fixed-income trading, including the existing relationships between broker-dealers and their institutional investor clients, while applying technology to eliminate weaknesses in traditional trading methods. In 2009, *Credit* magazine recognized MarketAxess as "Best Trading Platform (Multi-Dealer to Client)" in the U.S. and "Best e-Trading Platform for Corporate Bonds and CDS" in Europe.

Some of the innovations we have introduced to electronic trading include:

- the first multi-dealer disclosed trading platform for U.S. high-grade corporate bonds;
- the first electronic Treasury benchmarking for U.S. high-grade corporate bond trades;
- Corporate BondTicker™, our information services product, combining FINRA TRACE bond data with MarketAxess data and analytical tools;
- bid and offer list technology for corporate bond trading, enabling institutional investors to request executable prices for multiple securities simultaneously;
- the first disclosed client to multi-dealer trading platform for CDS indices; and
- public Market Lists for corporate bonds, giving institutional investors the ability to display their bid and offer lists anonymously to the entire MarketAxess trading community.

Our Strategy

Our objective is to provide the leading global electronic trading platform for fixed-income securities, connecting broker-dealers and institutional investors more easily and efficiently, while offering a broad array of information, trading and technology services to market participants across the trading cycle. The key elements of our strategy are:

Enhance the Liquidity of Securities Traded on Our Platform and Broaden Our Client Base in Our Existing Markets

We intend to further enhance the liquidity of securities traded on our leading electronic, multi-dealer to client fixed-income platform. Our ability to innovate and efficiently add new functionality and product offerings to the MarketAxess platform will help us deepen our market share with our existing clients, as well as expand our client base, which we believe will in turn lead to even further increases in the liquidity of the securities provided by our broker-dealer clients and available on our platform. We will seek to increase the number of active European institutional investor clients using our U.S. electronic trading platform, subject to regulatory requirements.

Leverage our Existing Technology and Client Relationships to Expand into New Sectors of the Fixed-Income Securities Market

We intend to leverage our technology, as well as our strong broker-dealer and institutional investor relationships, to deploy our electronic trading platform into additional product segments within the fixed-income securities markets and deliver fixed-income securities-related technical services and products. Due in part to our highly scalable systems, we believe we will be able to enter new markets efficiently.

Leverage our Existing Technology and Client Relationships to Expand into New Client Segments

We intend to leverage our technology and client relationships to deploy our electronic trading platform into new client segments. As an example, in 2008 and 2009 we expanded the base of broker-dealers on our platform to include both regional and diversity dealers.

Continue to Strengthen and Expand our Trade-Related Service Offerings

We plan to continue building our existing service offerings so that our electronic trading platform is more fully integrated into the workflow of our broker-dealer and institutional investor clients. We also plan to continue to add functionality to enhance the ability of our clients to achieve a fully automated, end-to-end straight-through processing solution (automation from trade initiation to settlement). We are continually considering the introduction of new trading techniques. As an example, in the fourth quarter of 2008, we introduced public Market Lists for corporate bonds that give institutional investors the ability to display live requests for bids and offers anonymously to the entire MarketAxess trading community.

Expand our Data and Information Services Offerings

We regularly add new content and analytical capabilities to Corporate BondTicker™ in order to improve the value of the information we provide to our clients. We intend to continue to widen the user base of our data products and to continue adding new content and analytical capabilities. As the use of our electronic trading platform continues to grow, we believe that the amount and value of our proprietary trading data will also increase, further enhancing the value of our information services offerings to our clients.

Expand our Technology Services Offerings

We intend to leverage our technology expertise and our client relationships to provide technology solutions to our clients that enhance their electronic trading capabilities and facilitate the electronic communication of order information with their trading counterparties. In November 2007, we acquired TWS, a financial software and technology services provider focused on providing gateway adapters for connecting order management systems and trading systems to fixed-income trading venues. In March 2008, we acquired Greenline, an Illinois-based provider of integration, testing and management solutions for FIX-related products and services.

Pursue Strategic Alliances and Select Acquisitions

We plan to continue to increase and supplement our internal growth by entering into strategic alliances, or acquiring businesses or technologies, that will enable us to enter new markets, provide new products or services, or otherwise enhance the value of our platform to our clients. Examples of this are our acquisitions of TWS and Greenline.

MarketAxess Electronic Trading Platform

Key Trading Functionalities

The key trading functionalities are detailed below.

Single Inquiry Trading Functionality

We currently offer institutional investors the ability to request bids or offers in a single inquiry from up to 50 of our broker-dealer clients for U.S. high-grade corporate bonds, from up to six of our broker-dealer clients for European high-grade corporate bonds and from up to eight of our broker-dealer clients in emerging markets bonds. Institutional investors can obtain bids or offers on any security posted in inventory or included in the database available on our platform.

ASAP and Holding Bin Trading Functionalities

We provide both ASAP ("as soon as possible") and Holding Bin trading protocols. In the Holding Bin trading protocol, institutional investor clients set the time when they would like all of the broker-dealers' prices or spreads returned to them, in order to have the ability to see all executable prices available at the same time. In the ASAP trading protocol, institutional investor clients see each broker-dealer's price or spread as soon as it is entered by the broker-dealer.

List Trading Functionality

We currently offer institutional investors the ability to request bids or offers on a list of up to 40 bonds depending on the market. This facilitates efficient trading for institutional investors such as investment advisors, mutual funds and hedge funds. Institutional investors are able to have multiple lists executable throughout the trading day, enabling them to manage their daily cash flows, portfolio duration, and credit and sector exposure.

Swap Trading Functionality

We currently offer institutional investors the ability to request an offer to purchase one bond and a bid to sell another bond, in a manner such that the two trades will be executed simultaneously, with payment based on the price or yield differential of the securities.

Market Lists

We offer institutional investors the ability to display live requests for bids and offers anonymously to the entire MarketAxess trading community through our Market List functionality, thereby creating broader visibility of their inquiry among market participants and increasing the likelihood that the request results in a trade.

Markets

U.S. High-Grade Corporate Bonds

Our U.S. high-grade corporate bond business consists of U.S. dollar-denominated investment-grade debt issued by corporations for distribution in the U.S. Both domestic and foreign institutional investors have access to U.S. high-grade corporate bond trading on our electronic trading platform. We use the terms high-grade debt and investment-grade debt interchangeably in this annual report on Form 10-K. Our 2009 trading volume in the U.S. high-grade corporate bond market was $177.1 billion.

In the U.S. high-grade corporate bond market, 50 broker-dealers utilize our platform, including 18 of the top 20 broker-dealers as ranked by 2009 investment grade new-issue underwriting volume. We added 19 dealers during 2009. Our broker-dealer clients accounted for approximately 97.2% of the underwriting of newly-issued U.S. high-grade corporate bonds in 2009.

We offer our institutional investor clients access to a broad inventory of U.S. high-grade corporate bonds, which is provided and updated daily by our broker-dealer clients. Our electronic trading platform allows institutional investors to view bids and offers from one or more of our broker-dealer clients while permitting each party to know the identity of its counter-party throughout the trading process. Our disclosed inquiry trading functionality combines the strength of existing offline client/dealer relationships with the efficiency and transparency of an electronic trading platform. This enables institutional investors to instantly direct trade inquiries and negotiations to their traditional broker-dealer or to any of the substantial majority of the world's leading broker-dealers who provide liquidity in these securities. Through our Market List functionality, we also offer institutional investors the ability to display their live requests for bid and offer lists anonymously to the entire MarketAxess trading community as a means of creating broader visibility of their inquiry among market participants and increasing the likelihood that the request results in a trade. Institutional investors have access to the commingled inventory of our broker-dealer clients, representing indicative bids and offers. Each line item of inventory represents an indicative bid and/or offer on a particular bond issue by a particular broker-dealer client. Institutional investor clients are not restricted to trading only the bonds posted as inventory, although many of the trades conducted on our platform are made from the posted inventory. To transact in a specific bond that does not appear in inventory, institutional investors can easily search our database and submit an online inquiry to their chosen broker-dealers, who can respond with live, executable prices. While, on average, institutional investor clients receive several bids or offers from broker-dealers in response to trade inquiries, some inquiries may not receive any bids or offers.

Eurobonds

MarketAxess Europe Limited, our wholly-owned U.K. subsidiary, commenced trading operations in August 2001. MarketAxess Europe Limited received Financial Services Authority ("FSA") regulatory approval and began to offer European secondary trading functionality in U.S. dollar- and Euro-denominated European corporate bonds to our broker-dealer and institutional investor clients in September 2001. We offered the first platform in Europe with a multi-dealer disclosed counterparty trading capability for corporate bonds. In 2003, we added trading in other European high-grade corporate bonds, including bonds issued in Pounds Sterling and floating rate notes. In 2008, we introduced trading in European government bonds and in 2009 introduced trading in bonds denominated in non-core currencies. In 2009, MarketAxess Europe Limited received FSA regulatory approval to trade on a riskless principal basis.

In the Eurobond credit market, defined as including European high-grade, high yield and government bonds, 21 broker-dealers utilize our platform, including 16 of the top 20 broker-dealers as ranked by 2009 European investment grade new-issue underwriting volume. On a typical day, institutional investors on our European corporate bond trading platform have access to 8,000 line items of commingled inventory, representing an aggregate of approximately $27 billion of indicative bids and offers. In a single inquiry, institutional investors can request bids or offers from up to six of the broker-dealers who participate on the European platform. While many of the trades conducted on our platform are made from the posted inventory, institutional investor clients are not restricted to trading only the bonds posted as inventory. To transact in a specific bond that does not appear in inventory, institutional investors can easily search our database and submit an online inquiry to their chosen broker-dealers, who can respond with live, executable prices. While, on average, institutional investor clients receive several bids or offers from broker-dealers in response to trade inquiries, some inquiries may not receive any bids or offers. Our 2009 trading volume in the Eurobond market was $56.8 billion.

Emerging Markets Bonds

Twenty-nine of our U.S. broker-dealer clients use our platform to trade emerging markets bonds. 302 active institutional investor clients (firms that executed at least one trade through our electronic trading platform between January 2009 and December 2009) utilize our electronic trading platform to trade emerging markets bonds. These institutional investor clients are located in both the U.S. and Europe. The emerging markets countries whose bonds were most frequently traded on our platform in 2009 were Brazil, Mexico, Venezuela, Russia and Colombia.

In December 2007, we introduced local markets emerging market debt trading, which allows our institutional investor clients to transact Euroclear-eligible local currency denominated bonds issued by sovereign entities or corporations in countries that include Mexico, Brazil and Argentina.

Crossover and High-Yield Bonds

Forty-six of our U.S. broker-dealer clients use our platform to trade crossover and high-yield bonds. Trading in crossover and high-yield bonds uses many of the same features available in our U.S. high-grade corporate bond offering.

Agency Bonds

Twenty-five of our U.S. broker-dealer clients use our platform to trade agency bonds. Trading in agency bonds uses many of the same features available in our U.S. high-grade corporate bond offering.

Credit Default Swaps

We offer CDS index trading on our platform and also offer the capacity to trade lists of single-name CDS. In addition to the trading features, the index trading platform also offers STP connectivity for dealers and institutional investor clients. In 2009, we conformed our platform to the new standardized credit default swap calculation methodologies.

Information and Analytical Tools

Corporate BondTicker™

Corporate BondTicker™ provides real-time FINRA TRACE data and enhances it with MarketAxess trade data and analytical tools to provide professional market participants with a comprehensive set of corporate bond price information. The data include trade time and sales information, including execution prices, as well as MarketAxess-estimated spread-to-Treasuries, for trades disseminated by the FINRA TRACE system. The data also include actual execution prices and spread-to-Treasury levels for U.S. high-grade corporate bond trades executed on the MarketAxess platform. Corporate BondTicker™ allows institutional investors to search for and sort bonds based upon specific criteria, such as volume, time/date of transaction, spread change, issuer or security. This search function allows institutional investors to compile information relating to potential securities trades in a fraction of the time that it takes to manually compile this information from disparate sources or other electronic databases, including direct TRACE feeds. Corporate BondTicker™ also offers end-of-day CDS pricing data provided by Credit Market Analysis Ltd. End-of-day screening tools combine the CDS data with market data from cash bonds and equities to provide relative value analysis to our clients. In addition, Corporate BondTicker™ provides independent third-party credit research as well as indicative prices for secondary markets in loans and CDS.

TRACE facilitates the mandatory reporting of over-the-counter secondary market transactions in eligible fixed-income securities. All broker-dealers that are FINRA member firms have an obligation to report transactions in corporate bonds to TRACE under a set of rules approved by the U.S. Securities and Exchange Commission ("SEC"). FINRA then publicly disseminates a portion of this data, which is available free of charge on a delayed basis through the FINRA website or available immediately for a set fee.

Corporate BondTicker™ is integrated directly into the MarketAxess electronic trading platform and can be seamlessly accessed, either when viewing securities inventory or when launching an inquiry. Corporate BondTicker™ is also available through the Internet for non-trading professional market participants, including, among others, research analysts and rating agencies, who can log in and access the information via an easy-to-use browser-based interface.

We provide Corporate BondTicker™ as an ancillary service to our trading clients and also to other industry participants. We derive revenues from our Corporate BondTicker™ service by charging for seat licenses per user at our broker-dealer and institutional investor clients, through distribution agreements with other information service providers and through bulk data sales to third parties. Seat license fees are waived for clients that transact a sufficient volume of trades through MarketAxess.

Additional analytical capabilities of our information services offerings aim to provide clients with more information regarding bond prices and market activity, including asset swap spreads, turnover percentage and liquidity ratios. These statistics measure a security's trading activity relative to its amount outstanding and relative to the overall market, respectively, providing an additional perspective on relative liquidity. In addition, we provide pricing measures to help institutional investors better assess the relative value of a corporate bond, providing more consistent relative pricing information for institutional investors, such as offering spread data versus the interest rate swap curve and versus the U.S. Treasury curve. Users are also able to download a variety of MarketAxess-compiled trade reports containing a comprehensive review of trading activity. Corporate BondTicker™ is currently the source of corporate bond trading information for *The Wall Street Journal.*

We also offer a comprehensive set of reports designed to review and monitor credit trading activity for institutional investor clients. It utilizes extensive TRACE information and has a flexible interface to run and save reports in a variety of formats for both compliance and management reporting. For example, the best execution report provides a view of the savings generated by trading on our electronic trading platform and offers a quantitative measure of the value of price discovery from multiple dealers. The report allows clients to monitor performance against their own best execution policy. Our compliance product provides a printed history of each inquiry submitted through the MarketAxess trading platform.

My Portfolio

Institutional investors are able to upload their corporate bond portfolio to our electronic trading platform utilizing the "My Portfolio" trading feature. Institutional investors who utilize "My Portfolio" benefit from the ability to automatically match inventory on our platform to bonds held in their portfolio, allowing them to more efficiently launch an inquiry and transact in these securities. Users of this feature can also directly access Corporate BondTicker™ to obtain the trading history of the securities in their portfolio.

Straight-Through Processing

Straight-through processing refers to the integration of systems and processes to automate the trade process from end-to-end — trade execution, confirmation and settlement — without the need for manual intervention. There are two elements of straight-through processing: internal straight-through processing and external straight-through processing. Internal straight-through processing relates to the trade and settlement processes that are internal to an industry participant. For example, in the case of an institutional investor, this includes authorization of orders, placement of orders with broker-dealers, receipt of execution details and allocation of trades. External straight-through processing refers to connecting seamlessly to all external counterparts in the trading and settlement process.

Automation by way of straight-through processing improves efficiency throughout the trade cycle. We provide broker-dealers and institutional investors with a range of tools that facilitate straight-through processing, including order upload, easy-to-use online allocation tools and pre- and post-trade messaging features that enable institutional investors to communicate electronically between front- and back-office systems, thereby integrating the order, portfolio management and accounting systems of our broker-dealer and institutional investor clients in real time. Our straight-through processing tools can be customized to meet specific needs of clients. We continue to build industry partnerships to assist our clients in creating connectivity throughout the trade cycle. Through these partnerships, we are increasingly providing solutions that can quickly be deployed within our clients' trading operations.

Usage of our straight-through processing tools increased significantly during the last several years. The number of investor client STP connections increased to 210 as of December 31, 2009 from 134 as of December 31, 2007. In our U.S. high-grade corporate bond business between 2006 and 2009, the number of trades completed through our straight-through processing capabilities increased from 32,056 to 95,169. The number of online allocations increased from 83,501 to 166,161 between 2006 and 2009.

Dealer API

We offer Application Programming Interface ("API") services to our broker-dealer clients for pre-trade, trade negotiation and post-trade services. This allows for straight-through processing, which improves efficiency and reduces errors in processing.

Technology Services

In November 2007, we formed a new subsidiary company, MarketAxess Technologies Inc., which acquired TWS, a financial software and technology services company focused on providing gateway adapters to connect order management and trading systems to fixed-income trading venues.

In March 2008, we acquired Greenline, an Illinois-based provider of integration, testing and management solutions for FIX related products and services. The FIX protocol is a messaging standard developed specifically for the real-time electronic exchange of securities transaction information. Greenline's CertiFIX product enables firms to provide a reliable FIX certification environment for their trading counterparties. The VeriFIX product is a testing suite that allows firms to thoroughly test counterparty FIX interfaces, protocol formats and supported messages. Greenline's MagniFIX product allows firms to monitor their enterprise-wide FIX installations on a real-time basis. In addition, Greenline provides strategic consulting and custom development for their clients.

We also provide technology consulting and customized development services to our clients that leverage our trading technology expertise and our existing technology solutions. Fees for such services are charged based upon the complexity and extent of the services provided.

Sales and Marketing

We promote our products and services using a variety of direct and indirect sales and marketing strategies. Our sales force is responsible for client acquisition activity and for increasing use of our platform by our existing clients. Their goal is to train and support existing and new clients on how to use the system and to educate them as to the benefits of utilizing an electronic fixed-income trading platform. We employ various strategies, including advertising, direct marketing, promotional mailings and participation in industry conferences, to increase awareness of our brand and our electronic trading platform. For example, we have worked with *The Wall Street Journal* to establish Corporate BondTicker™ as the source of information for its daily corporate bond and high-yield tables.

Competition

The electronic trading industry is highly competitive and we expect competition to intensify in the future. We face five main areas of competition:

- *Telephone* — We compete with bond trading business conducted over the telephone between broker-dealers and their institutional investor clients. Institutional investors have historically purchased fixed-income securities by telephoning bond sales professionals at one or more broker-dealers and inquiring about the price and availability of individual bonds. This remains the manner in which the majority of corporate bonds are still traded between institutional investors and broker-dealers.
- *E-mail* — We compete with bond trading business conducted via e-mail between broker-dealers and their institutional investor clients. E-mail provides an efficient means of initiating product and price discovery with a large universe of potential trading partners.
- *Other electronic trading platforms* — There are numerous other electronic trading platforms currently in existence. These include: Thomson TradeWeb, a multi-dealer to institutional investor trading platform that has historically focused on government bond trading; Bloomberg, which provides electronic trading functionality; and the New York Stock Exchange, which launched a retail corporate bond trading platform in April 2007. In addition, some broker-dealers operate proprietary electronic trading systems that enable institutional investors to trade directly with a broker-dealer over an electronic medium. We believe that we are currently the only platform primarily focused on multi-party disclosed trading of credit products between broker-dealers and institutional investors, though others have or may seek to expand their product offerings to compete in this market. Additionally, as we expand our business into new products, we will likely come into more direct competition with other electronic trading platforms or firms offering traditional services.
- *Market data and information vendors* — Several large market data and information providers currently have a data and analytics relationship with virtually every institutional firm. Some of these entities, including Bloomberg, currently offer varying forms of electronic trading of fixed-income securities, mostly on a

single-dealer basis. Some of these entities have announced their intention to expand their electronic trading platforms or to develop new platforms. These entities are currently direct competitors to our information services business and may in the future become direct competitors to our electronic trading platform.

- *Technology vendors* — We compete with numerous providers of FIX message management tools and connectivity solutions. The market for our technology products and services is fragmented and includes FIX engine providers, testing, monitoring, certification and professional services firms and in-house technology and development groups at virtually every institutional firm.

Competitors, including companies in which some of our broker-dealer clients have invested, have developed electronic trading platforms or have announced their intention to explore the development of electronic trading platforms that compete or will compete with us. Furthermore, our broker-dealer clients have made, and may in the future make investments in or enter into agreements with other businesses that directly or indirectly compete with us.

In general, we compete on the basis of a number of key factors, including:

- broad network of broker-dealer and institutional investor clients using our electronic trading platform;
- liquidity provided by the participating broker-dealers;
- magnitude and frequency of price improvement;
- facilitating the quality and speed of execution;
- compliance benefits;
- total transaction costs;
- technology capabilities, including the reliability and ease of use of our electronic trading platform; and
- range of products and services offered.

We believe that we compete favorably with respect to these factors and continue to proactively build technology solutions that serve the needs of the credit markets.

Our competitive position is also enhanced by the familiarity and integration of our broker-dealer and institutional investor clients with our electronic trading platform and other systems. We have focused on the unique aspects of the credit markets we serve in the development of our platform, working closely with our clients to provide a system that is suited to their needs.

Our broker-dealer clients have invested in building API's with us for inventory contributions, electronic trading, government bond benchmark pricing and post-trade messaging. We believe that we have successfully built deep roots with our broker-dealer clients, increasing our level of service to them while at the same time increasing their commitment to our services.

Furthermore, 210 of our institutional investor clients have built interfaces to enable them to communicate electronically between our platform and their order, portfolio management and accounting systems. We believe that this increases the reliance of these institutional investor clients on our services and creates significant competitive barriers to entry.

Technology

The design and quality of our technology are critical to our growth and our ability to execute our business strategy. Our electronic trading platform has been designed with secure, scalable client-server architecture that makes broad use of distributed computing to achieve speed, reliability and fault tolerance. The platform is built on industry-standard technologies and has been designed to handle many multiples of our current trading volume.

All critical server-side components, primarily our networks, application servers and databases, have backup equipment running in the event that the main equipment fails. This offers fully redundant system capacity to maximize uptime and minimize the potential for loss of transaction data in the event of an internal failure. We also seek to minimize the impact of external failures by automatically recovering connections in the event of a communications failure. The majority of our broker-dealer clients have dedicated high-speed T-1 communication lines to our network in order to provide fast data transfer. Our security measures include industry-standard communications encryption.

We have designed our application with an easy-to-use, Windows-based interface. Through a secure, single sign-on, our clients are able to access our electronic trading platform. Clients are also able to execute transactions over our platform directly from their order management systems. We provide users an automatic software update feature that does not require manual intervention.

Intellectual Property

We rely upon a combination of copyright, patent, trade secret and trademark laws, written agreements and common law to protect our proprietary technology, processes and other intellectual property. Our software code, elements of our electronic trading platform, Web site and other proprietary materials are protected by copyright laws. We received five patents in 2009 covering our most significant trading protocols and other aspects of our trading system technology, and other patents are pending.

The written agreements upon which we rely to protect our proprietary technology, processes and intellectual property include agreements designed to protect our trade secrets. Examples of these written agreements include third party nondisclosure agreements, employee nondisclosure and inventions assignment agreements, and agreements with customers, contractors and strategic partners. Other written agreements upon which we rely to protect our proprietary technology, processes and intellectual property take many forms and contain provisions related to patent, copyright, trademark or trade secret rights.

We have obtained U.S. federal registration of the MarketAxess® name and logo, and the same mark and logo have been registered in several foreign jurisdictions. We have pending registrations for the MarketAxess® name and logo in several other foreign jurisdictions. In addition, we have obtained U.S. federal registration for the marks AutoSpotting®, BondLink®, FrontPage®, Actives®, DealerAxess® and associated designs and have a number of other registered trademarks, service marks and trademark applications. Corporate BondTicker™ is a trademark we use, but it has not been registered.

In addition to our efforts to register our intellectual property, we believe that factors such as the technological and creative skills of our personnel, new product and service developments, frequent enhancements and reliability with respect to our services are essential to establishing and maintaining a technology and market leadership position.

Government Regulation

The securities industry and financial markets in the U.S. and elsewhere are subject to extensive regulation. As a matter of public policy, regulatory bodies in the U.S. and the rest of the world are charged with safeguarding the integrity of the securities and other financial markets and with protecting the interests of investors participating in those markets. Our active broker-dealer subsidiaries fall within the scope of their regulations.

Regulation of the U.S. Securities Industry and Broker-Dealers

In the U.S., the SEC is the governmental agency responsible for the administration of the federal securities laws. One of our U.S. subsidiaries, MarketAxess Corporation, is registered with the SEC as a broker-dealer. It is also a member of FINRA, a self-regulatory organization to which most broker-dealers belong. In addition, MarketAxess Corporation is a member of the Securities Investor Protection Corporation, which provides certain protection for clients' accounts in the event of a liquidation of a broker-dealer to the extent any such accounts are held by the broker-dealer.

Additionally, MarketAxess Corporation is registered with certain states and the District of Columbia as a broker-dealer. The individual states and the District of Columbia are responsible for the administration of their respective "blue sky" laws, rules and regulations.

Regulation of the Non-U.S. Securities Industries and Investment Service Providers

The securities industry and financial markets in the U.K., the European Union and elsewhere are subject to extensive regulation. MarketAxess Europe Limited may fall within the scope of those regulations depending upon the extent to which it is characterized as providing a regulated investment service.

Our principal regulator in the U.K. is the FSA. Our subsidiary, MarketAxess Europe Limited, is registered as a Multilateral Trading Facility ("MTF") with the FSA.

The securities industry in the member states of the European Union is regulated by agencies in each member state. European Union measures provide for the mutual recognition of regulatory agencies and of prudential supervision making possible the grant of a single authorization for providers of investment services, which, in general, is valid throughout the European Union. As an FSA-approved MTF, MarketAxess Europe Limited receives the benefit of this authorization.

Our Canadian subsidiary, MarketAxess Canada Limited, is registered as an Alternative Trading System under the Securities Act of Ontario and is a member of the Investment Industry Regulatory Organization of Canada.

Employees

As of December 31, 2009, we had 212 employees, 178 of whom were based in the U.S. and 34 of whom were based outside of the U.S., principally in the U.K. None of our employees is represented by a labor union. We consider our relationships with our employees to be good and have not experienced any interruptions of operations due to labor disagreements.

Company Information

Our Internet website address is www.marketaxess.com. Through our Internet website, we will make available, free of charge, the following reports as soon as reasonably practicable after electronically filing them with, or furnishing them to, the SEC: our annual report on Form 10-K; our quarterly reports on Form 10-Q; our current reports on Form 8-K; and amendments to those reports filed or furnished pursuant to Section 13(a) of the Securities Exchange Act of 1934. Our Proxy Statements for our Annual Meetings are also available through our Internet website. Our Internet website and the information contained therein or connected thereto are not intended to be incorporated into this Annual Report on Form 10-K. You may also obtain copies of our reports without charge by writing to:

MarketAxess Holdings Inc.
299 Park Avenue
New York, NY 10171
Attn: Investor Relations

Our Board of Directors has standing Audit, Compensation, Investment, and Nominating and Corporate Governance Committees. Each of these committees has a written charter approved by our Board of Directors. Our Board of Directors has also adopted a set of Corporate Governance Guidelines. Copies of each committee charter, along with the Corporate Governance Guidelines, are also posted on our website.

You may read and copy any document we file with the SEC at the SEC's public reference room at 100 F Street, NE, Room 1580, Washington, DC 20549. Please call the SEC at 1-800-SEC-0330 for information on the public reference room. The SEC maintains an Internet website that contains annual, quarterly and current reports, proxy and information statements and other information that issuers (including the Company) file electronically with the SEC. The SEC's internet website is www.sec.gov.

We have obtained federal registration of the MarketAxess® name and logo, as well as for the marks Auto-Spotting®, BondLink®, Actives®, FrontPage® and DealerAxess®. We also have a number of other registered trademarks, service mark applications and trademark applications. Other trademarks and service marks appearing in this annual report on Form 10-K are the property of their respective holders.

Item 1A. ***Risk Factors.***

Risks Related to Our Business

We face substantial competition that could reduce our market share and harm our financial performance.

The fixed-income securities industry generally, and the electronic financial services markets in which we operate in particular, are highly competitive, and we expect competition to intensify in the future. We will continue to compete with bond trading conducted directly between broker-dealers and their institutional investor clients over the telephone or electronically. In addition, our current and prospective competitors are numerous and include:

- other multi-dealer trading companies;
- market data and information vendors;
- securities and futures exchanges;
- inter-dealer brokerage firms;
- electronic communications networks;
- technology, software, information and media or other companies that have existing commercial relationships with broker-dealers or institutional investors; and
- other electronic marketplaces that are not currently in the securities business.

Many of our current and potential competitors are more established and substantially larger than we are and have substantially greater market presence, as well as greater financial, technical, marketing and other resources. These competitors may aggressively reduce their pricing to enter into market segments in which we have a leadership position today, potentially subsidizing any losses with profits from trading in other fixed-income or equity securities. In addition, many of our competitors offer a wider range of services, have broader name recognition and have larger customer bases than we do. Some of them may be able to respond more quickly to new or evolving opportunities, technologies and customer requirements than we can and may be able to undertake more extensive promotional activities.

Any combination of our competitors may enter into joint ventures or consortia to provide services similar to those provided by us. Current and new competitors can launch new platforms at a relatively low cost. Others may acquire the capabilities necessary to compete with us through acquisitions. We expect that we will potentially compete with a variety of companies with respect to each product or service we offer. If we are not able to compete successfully in the future, our business, financial condition and results of operations would be adversely affected.

Neither the sustainability of our current level of business nor any potential growth can be assured. Even if we do experience growth, we cannot assure you that we will grow profitably.

The success of our business strategy depends, in part, on our ability to maintain and expand the network of broker-dealer and institutional investor clients that use our electronic trading platform. Our business strategy also depends on increasing the use of our platform by these clients. Individuals at broker-dealers or institutional investors may have conflicting interests, which may discourage their use of our platform.

Our growth is also dependent on our ability to diversify our revenue base. We currently derive approximately half of our revenues from secondary trading in U.S. high-grade corporate bonds. Our long-term business strategy is dependent on expanding our service offerings and increasing our revenues from other fixed-income products and other sources. We cannot assure you that our efforts will be successful or result in increased revenues or continued profitability.

Because we operate in a rapidly evolving industry, it is difficult to evaluate our business and prospects.

We face risks and difficulties frequently experienced by companies operating in rapidly evolving industries, such as the electronic financial services industry. These risks and difficulties include, but are not limited to, our ability to:

- attract and retain broker-dealers and institutional investors on a cost-effective basis;
- expand and enhance reliable and cost-effective product and service offerings to our clients;
- respond effectively to competitive pressures;
- diversify our sources of revenues;
- maintain adequate control of our expenses;
- operate, support, expand and develop our operations, website, software, communications and other systems;
- manage growth in personnel and operations;
- increase awareness of our brand or market positioning;
- expand our sales and marketing programs; and
- respond to regulatory changes or demands.

If we are unsuccessful in addressing these risks or in executing our business strategy, our business, financial condition and results of operations may suffer.

Decreases in trading volumes in the fixed-income markets generally or on our platform would harm our business and profitability.

We have experienced significant decreases in overall trading volume in past periods, and may experience decreases in trading volume in the future. Declines in the overall volume of fixed-income securities trading and in market liquidity generally, as well as declines in interest rate volatility, result in lower revenues from commissions for trades executed on our electronic trading platform and fees generated from related activities.

Likewise, decreases in our share of the segments of the fixed-income trading markets in which we operate, or shifts in trading volume to segments of clients which we have not penetrated, could result in lower trading volume on our platform and, consequently, lower commissions and other revenue. During periods of increased volatility in credit markets, the use of electronic trading platforms by market participants may decrease dramatically as institutional investors seek to obtain additional information during the trade process through conversations with broker-dealers. In addition, during rapidly moving markets, broker-dealers are less likely to post prices electronically.

A decline in trading volumes on our platform for any reason may have a material adverse effect on our business, financial condition and results of operations.

We may enter into new fee plans, the impact of which may be difficult to evaluate.

We anticipate that from time to time we will introduce new fee plans for the U.S. high-grade corporate bond, Eurobond and other market segments in which we operate. Any new fee plan may include different fee structures or provide volume incentives.

We cannot assure you that any new fee plans will result in an increase in the volume of transactions effected on our platform or that our revenues will increase as a result of the implementation of any such fee plans. Furthermore, resistance to the new fee plans by our broker-dealer or institutional investor clients or a reduction in the number of dealers participating on our platform could have an adverse impact on our distribution fees and otherwise have a material adverse effect on our business, financial condition and results of operations.

We are exposed to risks resulting from non-performance by counterparties to certain transactions executed between our clients in which we act as an intermediary in matching back-to back bond trades.

We execute certain bond transactions between and among institutional investor and broker-dealer clients on a riskless principal basis by serving as counterparty to both the buyer and the seller in matching back-to-back trades, which are then settled through a third-party clearing organization. MarketAxess Corporation, our U.S. subsidiary, acts as intermediary on a riskless principal basis in these bond transactions by serving as counterparty to the two clients involved. Settlement typically occurs within one to three trading days after the trade date. Cash settlement of the transaction occurs upon receipt or delivery of the underlying instrument that was traded.

We are exposed to credit risk in our role as trading counterparty to our clients executing bond trades on our platform. We are exposed to the risk that third parties that owe us money, securities or other assets will not perform their obligations. These parties may default on their obligations to us due to bankruptcy, lack of liquidity, operational failure or other reasons. Adverse movements in the prices of securities that are the subject of these transactions can increase our risk. Where the unmatched position or failure to deliver is prolonged there may also be regulatory capital charges required to be taken by us. The policies and procedures we use to manage this credit risk are new and untested. There can be no assurance that these policies and procedures will effectively mitigate our exposure to credit risk.

We [illegible]e dependent on our broker-dealer clients, who are not restricted from buying and selling fixed-income se[illegible]es, directly or through their own proprietary or third-party platforms, with institutional investors.

[illegible]ely on our broker-dealer clients to provide product and liquidity on our electronic trading platform by [illegible]nd prices on our platform for bonds in their inventory and responding to institutional investor client [illegible] The contractual obligations of our broker-dealer clients to us are minimal, non-exclusive and terminable [illegible] lients. Our broker-dealer clients buy and sell fixed-income securities through traditional methods, inc[illegible] y telephone and e-mail messaging, and through other electronic trading platforms. Some of our broker-[illegible]ea[illegible] c[illegible]nts have developed electronic trading networks which compete with us or have announced their intention to [illegible]or[illegible] the development of such electronic trading networks, and most of our broker-dealer and institutional inve[illegible]r clients are involved in other ventures, including other electronic trading platforms or other distribution chan[illegible]els, as trading participants and/or as investors. These competing trading platforms may offer some features that we [illegible] not currently offer. Accordingly, there can be no assurance that such broker-dealers' primary commitments will not be to one of our competitors.

Any reduction in the use of our electronic trading platform by our broker-dealer clients would reduce the num[illegible]r of different bond issues and the volume of trading in those bond issues on our platform, which could, in turn, red[illegible] the use of our platform by our institutional investor clients. The occurrence of any of the foregoing may have a m[illegible]erial adverse effect on our business, financial condition and results of operations.

We derive a significant percentage of our total revenues, and an even greater percentage of our commissions, from broker-dealer clients who are also our stockholders.

We have historically earned a substantial portion of our commissions from broker-dealer clients that were our stoc[illegible]olders. For the year ended December 31, 2009, $14.1 million or 14.7% of our commissions, for the year ended December 31, 2008, $12.5 million or 17.0% of our commissions, and for the year ended December 31, 2007, $31[illegible] million or 39.2% of our commissions, were generated by these stockholder broker-dealer clients. None of our bro[illegible]-dealer clients is contractually or otherwise obligated to continue to use our electronic trading platform. Reduced involvement of these broker-dealer clients due to the reduction in the level of their equity ownership may cause them to reduce or discontinue their use of our electronic trading platform and other services, which could negatively impact the use of our platform by our institutional investor clients. The loss of, or a significant reduction of, participation on our platform by these broker-dealer clients may have a material adverse effect on our business, financial condition and results of operations.

We could lose significant sources of revenue and trading volume if we lose any of our significant institutional investor clients.

We rely on our institutional investor clients to launch inquiries over our trading platform. A limited number of such clients can account for a significant portion of our trading volume. The contractual obligations of our institutional investor clients to us are minimal, non-exclusive and terminable by such clients. Our institutional investor clients buy and sell fixed-income securities through traditional methods, including by telephone and e-mail messaging, and through other electronic trading platforms.

There can be no assurance that we will be able to retain our major institutional investor clients or that such clients will continue to use our trading platform. The loss of any major institutional investor client or any reduction in the use of our electronic trading platform by such clients could have a material adverse effect on our business, financial condition and results of operations.

If we experience significant fluctuations in our operating results or fail to meet revenues and earnings expectations, our stock price may fall rapidly and without advance notice.

Due to the unpredictability of our industry and our evolving business model, we have and may continue to experience significant fluctuations in our operating results. We base our current and future expense levels and our investment plans on estimates of future revenues and future rate of growth. Our expenses and investments are, to a large extent, fixed and we expect that these expenses will increase in the future. We may not be able to adjust our spending quickly enough if our revenues fall short of our expectations.

Our revenues and operating results may also fluctuate due to other factors, including:

- our ability to retain existing broker-dealer and institutional investor clients and attract new broker-dealer and institutional investor clients;
- our ability to drive an increase in use of our electronic trading platform by new and existing broker-dealer and institutional investor clients;
- changes in our pricing policies;
- the introduction of new features on our electronic trading platform;
- the effectiveness of our sales force;
- new product and service introductions by our competitors;
- fluctuations in overall market trading volume;
- technical difficulties or interruptions in our service;
- general economic conditions in our geographic markets;
- additional investment in our services or operations; and
- regulatory compliance costs.

As a result, our operating results may fluctuate significantly on a quarterly basis, which could result in decreases in our stock price.

We may not be able to introduce enhanced versions of our electronic trading platform, new services and/or service enhancements in a timely or acceptable manner, which could harm our competitive position.

Our business environment is characterized by rapid technological change, changing and increasingly sophisticated client demands and evolving industry standards. Our future will depend on our ability to develop and introduce new features to, and new versions of, our electronic trading platform. The success of new features and versions depends on several factors, including the timely completion, introduction and market acceptance of the feature or version. In addition, the market for our electronic trading platform may be limited if prospective clients require customized features or functions that we are unable or unwilling to provide. If we are unable to anticipate and respond to the demand for new services, products and technologies and develop new features and enhanced versions of our electronic trading platform that achieve widespread levels of market acceptance on a timely and cost-effective basis, it could have a material adverse effect on our business, financial condition and results of operations.

As we enter new markets, we may not be able to successfully attract clients and adapt our technology and marketing strategy for use in those markets.

Our strategy includes leveraging our electronic trading platform to enter new markets. We cannot assure you that we will be able to successfully adapt our proprietary software and technology for use in other markets. Even if we do adapt our software and technology, we cannot assure you that we will be able to attract clients and compete successfully in any such new markets. We cannot assure you that our marketing efforts or our pursuit of any of these opportunities will be successful. If these efforts are not successful, we may realize less than expected earnings, which in turn could result in a decrease in the market value of our common stock. Furthermore, these efforts may divert management attention or inefficiently utilize our resources.

Rapid market or technological changes may render our technology obsolete or decrease the attractiveness of our products and services to our broker-dealer and institutional investor clients.

We must continue to enhance and improve our electronic trading platform. The electronic financial services industry is characterized by significant structural changes, increasingly complex systems and infrastructures and new business models. If new industry standards and practices emerge, our existing technology, systems and electronic trading platform may become obsolete or our existing business may be harmed. Our future success will depend on our ability to:

- enhance our existing products and services;
- develop and/or license new products and technologies that address the increasingly sophisticated and varied needs of our broker-dealer and institutional investor clients and prospective clients; and
- respond to technological advances and emerging industry standards and practices on a cost-effective and timely basis.

Developing our electronic trading platform and other technology entails significant technical and business risks. We may use new technologies ineffectively or we may fail to adapt our electronic trading platform, information databases and network infrastructure to broker-dealer or institutional investor client requirements or emerging industry standards. For example, our electronic trading platform functionality that allows searches and inquiries on bond pricing and availability is a critical part of our service, and it may become out-of-date or insufficient from our broker-dealer clients' or institutional investor clients' perspective and in relation to the inquiry functionality of our competitors' systems. If we face material delays in introducing new services, products and enhancements, our broker-dealer and institutional investor clients may forego the use of our products and use those of our competitors.

Further, the adoption of new Internet, networking or telecommunications technologies may require us to devote substantial resources to modify and adapt our services. We cannot assure you that we will be able to successfully implement new technologies or adapt our proprietary technology and transaction-processing systems to client requirements or emerging industry standards. We cannot assure you that we will be able to respond in a timely manner to changing market conditions or client requirements.

We depend on third-party suppliers for key products and services.

We rely on a number of third parties to supply elements of our trading, information and other systems, as well as computers and other equipment, and related support and maintenance. We cannot assure you that any of these providers will be able to continue to provide these services in an efficient, cost-effective manner, if at all, or that they will be able to adequately expand their services to meet our needs. If we are unable to make alternative arrangements for the supply of critical products or services in the event of a malfunction of a product or an interruption in or the cessation of service by an existing service provider, our business, financial condition and results of operations could be materially adversely affected.

In particular, we depend on a third-party vendor for our corporate bond reference database. Disruptions in the services provided by that third party to us, including as a result of their inability or unwillingness to continue to license products that are critical to the success of our business, could have a material adverse effect on our business, financial condition and results of operations.

We also rely, and expect in the future to continue to rely, on third parties for various computer and communications systems, such as telephone companies, online service providers, data processors, and software and hardware vendors. Other third parties provide, for instance, our data center, telecommunications access lines and significant computer systems and software licensing, support and maintenance services. Any interruption in these or other third-party services or deterioration in their performance could impair the quality of our service. We cannot be certain of the financial viability of all of the third parties on which we rely.

We license software from third parties, much of which is integral to our electronic trading platform and our business. We also hire contractors to assist in the development, quality assurance testing and maintenance of our electronic trading platform and other systems. Continued access to these licensors and contractors on favorable contract terms or access to alternative software and information technology contractors is important to our operations. Adverse changes in any of these relationships could have a material adverse effect on our business, financial condition and results of operations.

We attempt to negotiate favorable pricing, service, confidentiality and intellectual property ownership or licensing and other terms in our contracts with our service providers. These contracts usually have multi-year terms. However, there is no guarantee that these contracts will not terminate and that we will be able to negotiate successor agreements or agreements with alternate service providers on competitive terms. Further, the existing agreements may bind us for a period of time to terms and technology that become obsolete as our industry and our competitors advance their own operations and contracts.

Our success depends on maintaining the integrity of our electronic trading platform, systems and infrastructure; our computer systems may suffer failures, capacity constraints and business interruptions that could increase our operating costs and cause us to lose clients.

In order to be successful, we must provide reliable, real-time access to our electronic trading platform for our broker-dealer and institutional investor clients. If our electronic trading platform is hampered by slow delivery times, unreliable service or insufficient capacity, our broker-dealer and institutional investor clients may decide to stop using our platform, which would have a material adverse effect on our business, financial condition and results of operations.

As our operations grow in both size and scope, we will need to improve and upgrade our electronic trading platform and infrastructure to accommodate potential increases in order message volume and trading volume, the trading practices of new and existing clients, regulatory changes and the development of new and enhanced trading platform features, functionalities and ancillary products and services. The expansion of our electronic trading platform and infrastructure has required, and will continue to require, substantial financial, operational and technical resources. These resources will typically need to be committed well in advance of any actual increase in trading volumes and order messages. We cannot assure you that our estimates of future trading volumes and order messages will be accurate or that our systems will always be able to accommodate actual trading volumes and order messages without failure or degradation of performance. Furthermore, we use new technologies to upgrade our established systems, and the development of these new technologies also entails technical, financial and business risks. We cannot assure you that we will successfully implement new technologies or adapt our existing electronic trading platform, technology and systems to the requirements of our broker-dealer and institutional investor clients or to emerging industry standards. The inability of our electronic trading platform to accommodate increasing trading volume and order messages would also constrain our ability to expand our business.

We cannot assure you that we will not experience systems failures. Our electronic trading platform, computer and communication systems and other operations are vulnerable to damage, interruption or failure as a result of, among other things:

- irregular or heavy use of our electronic trading platform during peak trading times or at times of unusual market volatility;
- power or telecommunications failures, hardware failures or software errors;
- human error;
- computer viruses, acts of vandalism or sabotage (and resulting potential lapses in security), both internal and external;
- natural disasters, fires, floods or other acts of God;
- acts of war or terrorism or other armed hostility; and
- loss of support services from third parties, including those to whom we outsource aspects of our computer infrastructure critical to our business.

In the event that any of our systems, or those of our third-party providers, fail or operate slowly, it may cause any one or more of the following to occur:

- unanticipated disruptions in service to our clients;
- slower response times or delays in our clients' trade execution;
- incomplete or inaccurate accounting, recording or processing of trades;
- financial losses and liabilities to clients;
- litigation or other claims against us, including formal complaints to industry regulatory organizations; and
- regulatory inquiries, proceedings or sanctions.

Any system failure that causes an interruption in service or decreases the responsiveness of our service, including failures caused by client error or misuse of our systems, could damage our reputation, business and brand name and lead our broker-dealer and institutional investor clients to decrease or cease their use of our electronic trading platform.

In these circumstances, our redundant systems or disaster recovery plans may not be adequate. Similarly, although many of our contracts with our service providers require them to have disaster recovery plans, we cannot be certain that these will be adequate or implemented properly. In addition, our business interruption insurance may not adequately compensate us for losses that may occur.

We also cannot assure you that we have sufficient personnel to properly respond to system problems. We internally support and maintain many of our computer systems and networks, including those underlying our electronic trading platform. Our failure to monitor or maintain these systems and networks or, if necessary, to find a replacement for this technology in a timely and cost-effective manner would have a material adverse effect on our business, financial condition and results of operations.

If our security measures are breached and unauthorized access is obtained to our electronic trading platform, broker-dealers and institutional investors may become hesitant to use, or reduce or stop their use of, our trading platform.

Our electronic trading platform involves the storage and transmission of our clients' proprietary information. The secure storage and transmission of confidential information over public networks is a critical element of our operations. Security breaches could expose us to a risk of loss of this information, litigation and possible liability. If our security measures are breached as a result of third-party action, employee error, malfeasance or otherwise, and, as a result, someone obtains unauthorized access to trading or other confidential information, our reputation could be damaged, our business may suffer and we could incur significant liability. Because techniques used to obtain unauthorized access or to sabotage computer systems change frequently and generally are not recognized until launched against a target, we may be unable to anticipate these techniques or to implement adequate preventive measures. If an actual, threatened or perceived breach of our security occurs, the market perception of the effectiveness of our security measures could be harmed and could cause our broker-dealer and institutional investor clients to reduce or stop their use of our electronic trading platform. We may be required to expend significant resources to protect against the threat of security breaches or to alleviate problems, including reputational harm and litigation, caused by any breaches. Although we intend to continue to implement industry-standard security measures, we cannot assure you that those measures will be sufficient.

We may not be able to protect our intellectual property rights or technology effectively, which would allow competitors to duplicate or replicate our electronic trading platform. This could adversely affect our ability to compete.

Intellectual property is critical to our success and ability to compete, and if we fail to protect our intellectual property rights adequately, our competitors might gain access to our technology. We rely primarily on a combination of patent, copyright, trademark and trade secret laws in the United States and other jurisdictions, as well as license agreements, third-party non-disclosure and other agreements and other contractual provisions and technical measures to protect our intellectual property rights. We attempt to negotiate beneficial intellectual property ownership provisions in our contracts and also require employees, consultants, advisors and collaborators to enter into confidentiality agreements in order to protect the confidentiality of our proprietary information. We have received five patents and have filed patent applications covering aspects of our technology and/or business, but can make no assurances that any such patents will protect our business and processes from competition or that the patents applied for will be issued. Additionally, laws and our contractual terms may not be sufficient to protect our technology from use or theft by third parties. For instance, a third party might reverse engineer or otherwise obtain and use our technology without our permission and without our knowledge, thereby infringing our rights and allowing competitors to duplicate or replicate our products. Furthermore, we cannot assure you that these protections will be adequate to prevent our competitors from independently developing technologies that are substantially equivalent or superior to our technology.

We may have legal or contractual rights that we could assert against illegal use of our intellectual property rights, but lawsuits claiming infringement or misappropriation are complex and expensive, and the outcome would not be certain. In addition, the laws of some countries in which we now or in the future provide our services may not protect software and intellectual property rights to the same extent as the laws of the United States.

Defending against intellectual property infringement or other claims could be expensive and disruptive to our business. If we are found to infringe the proprietary rights of others, we could be required to redesign our products, pay royalties or enter into license agreements with third parties.

In the technology industry, there is frequent litigation based on allegations of infringement or other violations of intellectual property rights. As the number of participants in our market increases and the number of patents and other intellectual property registrations increases, the possibility of an intellectual property claim against us grows. Although we have never been the subject of a material intellectual property dispute, we cannot assure you that a third party will not assert in the future that our technology or the manner in which we operate our business violates its intellectual property rights. From time to time, in the ordinary course of our business, we may become subject to legal proceedings and claims relating to the intellectual property rights of others, and we expect that third parties may assert intellectual property claims against us, particularly as we expand the complexity and scope of our business, the number of electronic trading platforms increases and the functionality of these platforms further overlaps. Any claims, whether with or without merit, could:

- be expensive and time-consuming to defend;
- prevent us from operating our business, or portions of our business;
- cause us to cease developing, licensing or using all or any part of our electronic trading platform that incorporates the challenged intellectual property;

- require us to redesign our products or services, which may not be feasible;
- result in significant monetary liability;
- divert management's attention and resources; and
- require us to pay royalties or enter into licensing agreements in order to obtain the right to use necessary technologies, which may not be possible on commercially reasonable terms.

We cannot assure you that third parties will not assert infringement claims against us in the future with respect to our electronic trading platform or any of our other current or future products or services or that any such assertion will not require us to cease providing such services or products, try to redesign our products or services, enter into royalty arrangements, if available, or engage in litigation that could be costly to us. Any of these events could have a material adverse effect on our business, financial condition and results of operations.

If we acquire or invest in other businesses, products or technologies, we may be unable to integrate them with our business, our financial performance may be impaired or we may not realize the anticipated financial and strategic goals for any such transactions.

If appropriate opportunities present themselves, we may acquire or make investments in businesses, products or technologies that we believe are strategic. We may not be able to identify, negotiate or finance any future acquisition or investment successfully. Even if we do succeed in acquiring or investing in a business, product or technology, such acquisitions and investments involve a number of risks, including:

- we may find that the acquired company or assets do not further our business strategy, or that we overpaid for the company or assets, or the economic conditions underlying our acquisition decision may change;
- we may have difficulty integrating the acquired technologies or products with our existing electronic trading platform, products and services;
- we may have difficulty integrating the operations and personnel of the acquired business, or retaining the key personnel of the acquired business;
- there may be client confusion if our services overlap with those of the acquired company;
- our ongoing business and management's attention may be disrupted or diverted by transition or integration issues and the complexity of managing geographically or culturally diverse enterprises;
- we may have difficulty maintaining uniform standards, controls, procedures and policies across locations;
- an acquisition may result in litigation from terminated employees or third parties; and
- we may experience significant problems or liabilities associated with product quality, technology and legal contingencies.

These factors could have a material adverse effect on our business, financial condition, results of operations and cash flows, particularly in the case of a larger acquisition or multiple acquisitions in a short period of time. From time to time, we may enter into negotiations for acquisitions or investments that are not ultimately consummated. Such negotiations could result in significant diversion of management time, as well as out-of-pocket costs.

The consideration paid in connection with an investment or acquisition also affects our financial results. If we were to proceed with one or more significant acquisitions in which the consideration included cash, we could be required to use a substantial portion of our available cash to consummate any acquisition. To the extent we issue shares of capital stock or other rights to purchase capital stock, including options or other rights, existing stockholders may be diluted and earnings per share may decrease. In addition, acquisitions may result in the incurrence of debt, large one-time write-offs, such as of acquired in-process research and development costs, and restructuring charges. They may also result in goodwill and other intangible assets that are subject to impairment tests, which could result in future impairment charges as was the case in 2008 with the write-down of certain TWS-related intangible assets.

We may be limited in our use of our U.S. net operating loss carryforwards.

As of December 31, 2009, we had U.S. net operating loss carryforwards of approximately $82.4 million that will begin to expire in 2019. A net operating loss carryforward enables a company to apply net operating losses incurred during a current period against future periods' profits in order to reduce tax liability in those future periods.

Section 382 of the Internal Revenue Code provides that when a company undergoes an "ownership change," that company's use of its net operating losses is limited annually in each subsequent year. An "ownership change" occurs when, as of any testing date, the sum of the increases in ownership of each shareholder that owns five percent or more of the value of a company's stock as compared to that shareholder's lowest percentage ownership during the preceding three-year period exceeds 50 percentage points. For purposes of this rule, certain shareholders who own less than five percent of a company's stock are aggregated and treated as a single five-percent shareholder.

The issuance or repurchase of a significant number of shares of stock or purchases or sales of stock by significant shareholders could result in an additional "ownership change." For, example, we may issue a substantial number of shares of our stock in connection with offerings, acquisitions and other transactions in the future and we could repurchase a significant number of shares in connection with a stock repurchase program, although no assurance can be given that any such offering, acquisition, other transaction or repurchase program will be undertaken. In addition, the exercise of outstanding options to purchase shares of our common stock may require us to issue additional shares of our common stock. The extent of the actual future use of our U.S. net operating loss carryforwards is subject to inherent uncertainty because it depends on the amount of otherwise taxable income we may earn. We cannot give any assurance that we will have sufficient taxable income in future years to use any of our federal net operating loss carryforwards before they would otherwise expire.

We are dependent on our management team, and the loss of any key member of this team may prevent us from implementing our business plan in a timely manner.

Our success depends largely upon the continued services of our executive officers and other key personnel, particularly Richard M. McVey, Chief Executive Officer and Chairman of our Board of Directors. The terms of Mr. McVey's employment agreement with us do not require him to continue to work for us and allow him to terminate his employment at any time, subject to certain notice requirements and forfeiture of non-vested equity options, performance shares and restricted stock. Any loss or interruption of Mr. McVey's services or that of one or more of our other executive officers or key personnel could result in our inability to manage our operations effectively and/or pursue our business strategy.

Because competition for our employees is intense, we may not be able to attract and retain the highly skilled employees we need to support our business.

We strive to provide high-quality services that will allow us to establish and maintain long-term relationships with our broker-dealer and institutional investor clients. Our ability to provide these services and maintain these relationships, as well as our ability to execute our business plan generally, depends in large part upon our employees. We must attract and retain highly qualified personnel. Competition for these personnel is intense, especially for software engineers with extensive experience in designing and developing software and Internet-related services, hardware engineers, technicians, product managers and senior sales executives.

The market for qualified personnel is increasingly competitive as the financial industry continues to recover and as electronic commerce continues to experience growth. Many of the companies with which we compete for experienced personnel have greater resources than we have and are longer established in the marketplace. In addition, in making employment decisions, particularly in the Internet, high-technology and financial services industries, job candidates often consider the total compensation package offered, including the value of the stock-based compensation they are to receive in connection with their employment. Significant volatility in the price of our common stock may adversely affect our ability to attract or retain key employees. The expensing of stock-based compensation may discourage us from granting the size or type of stock-based compensation that job candidates may require to join our company.

We cannot assure you that we will be successful in our efforts to recruit and retain the required personnel. The failure to attract new personnel or to retain and motivate our current personnel may have a material adverse effect on our business, financial condition and results of operations.

Termination of employees may result in additional costs

We are currently involved in an arbitration case filed by a former employee. We believe that the claims are without merit and we intend to vigorously defend against them. However, an adverse settlement or judgment related to these or similar types of claims may have an adverse effect on our financial condition or results of operations. Regardless of the outcome of this case, we may incur significant expense and management time dealing with these and other such claims. In addition, we have paid severance amounts in connection with the involuntary termination of employees in the past and may offer severance packages in connection with future involuntary terminations, if any.

Our business is subject to increasingly extensive government and other regulation and our relationships with our broker-dealer clients may subject us to increasing regulatory scrutiny.

The financial industry is extensively regulated by many governmental agencies and self-regulatory organizations, including the SEC and FINRA. As a matter of public policy, these regulatory bodies are responsible for safeguarding the integrity of the securities and other financial markets and protecting the interests of investors in those markets. These regulatory bodies have broad powers to promulgate and interpret, investigate and sanction non-compliance with their laws, rules and regulations.

Most aspects of our broker-dealer subsidiaries are highly regulated, including:

- the way we deal with our clients;
- our capital requirements;
- our financial and regulatory reporting practices;
- required record-keeping and record retention procedures;
- the licensing of our employees; and
- the conduct of our directors, officers, employees and affiliates.

We cannot assure you that we and/or our directors, officers and employees will be able to fully comply with these laws, rules and regulations. If we fail to comply with any of these laws, rules or regulations, we may be subject to censure, fines, cease-and-desist orders, suspension of our business, suspensions of personnel or other sanctions, including revocation of our membership in FINRA and registration as a broker-dealer.

We have two major operating subsidiaries, MarketAxess Corporation and MarketAxess Europe Limited. MarketAxess Corporation and MarketAxess Europe Limited are subject to U.S. and U.K. regulations as a registered broker-dealer and as a multilateral trading facility, respectively, which prohibit repayment of borrowings from the Company or affiliates, paying cash dividends, making loans to the Company or affiliates or otherwise entering into transactions that result in a significant reduction in regulatory net capital or financial resources, without prior notification to or approval from such subsidiary's principal regulator.

In addition, as a result of the global financial crisis and other recent events in the financial industry, there is a greater likelihood of legislative and regulatory action to increase government oversight of the financial services industry. Changes in laws or regulations or in governmental policies, including the rules relating to the maintenance of specific levels of net capital applicable to our broker-dealer subsidiaries, could have a material adverse effect on our business, financial condition and results of operations. Our industry has been and is subject to continuous regulatory changes and may become subject to new regulations or changes in the interpretation or enforcement of existing regulations, which could require us to incur significant compliance costs or cause the development of affected markets to become impractical. In addition, as we expand our business into new markets, it is likely that we will be subject to additional laws, rules and regulations. We cannot predict the extent to which any future regulatory changes may adversely affect our business and operations.

Our disclosed trading system has not been subjected to regulation as an alternative trading system under Regulation ATS. A determination by the SEC to treat our trading platform as an alternative trading system subject to Regulation ATS would subject us to additional reporting obligations and other limitations on the conduct of our business, many of which could be material. Our anonymous dealer-to-dealer trading service, DealerAxess®, is regulated as an alternative trading system subject to Regulation ATS.

As an enterprise founded and historically controlled by broker-dealer that compete with each other, we may be subject to ongoing regulatory scrutiny of our business to a degree that is not likely to be experienced by some of our competitors. At any time, the outcome of investigations and other regulatory scrutiny could lead to compulsory changes to our business model, conduct or practices, or our relationships with our broker-dealer clients, or additional governmental scrutiny or private lawsuits against us, any of which could materially harm our revenues, impair our ability to provide access to the broadest range of fixed-income securities and impact our ability to grow and compete effectively, particularly as we implement new initiatives designed to enhance our competitive position.

The activities and consequences described above may result in significant distractions to our management and could have a material adverse effect on our business, financial condition and results of operations.

We expect to continue to expand our operations outside of the United States; however, we may face special economic and regulatory challenges that we may not be able to meet.

We operate an electronic trading platform in Europe and we plan to further expand our operations throughout Europe and other regions. There are certain risks inherent in doing business in international markets, particularly in the financial services industry, which is heavily regulated in many jurisdictions. These risks include:

- less developed technological infrastructures and generally higher costs, which could result in lower client acceptance of our services or clients having difficulty accessing our trading platform;
- difficulty in obtaining the necessary regulatory approvals for planned expansion, if at all, and the possibility that any approvals that are obtained may impose restrictions on the operation of our business;
- the inability to manage and coordinate the various regulatory requirements of multiple jurisdictions that are constantly evolving and subject to unexpected change;
- difficulties in staffing and managing foreign operations;
- fluctuations in exchange rates;
- reduced or no protection for intellectual property rights;
- seasonal reductions in business activity; and
- potentially adverse tax consequences.

Our inability to manage these risks effectively could adversely affect our business and limit our ability to expand our international operations, which could have a material adverse effect on our business, financial condition and results of operations.

We cannot predict our future capital needs or our ability to obtain additional financing if we need it.

Our business is dependent upon the availability of adequate funding and regulatory capital under applicable regulatory requirements. Although we believe that our available cash resources are sufficient to meet our presently anticipated liquidity needs and capital expenditure requirements for at least the next 12 months, we may in the future need to raise additional funds to, among other things:

- support more rapid growth of our business;
- develop new or enhanced services and products;
- fund operating losses;
- respond to competitive pressures;

- acquire complementary companies or technologies;
- enter into strategic alliances;
- increase the regulatory net capital necessary to support our operations; or
- respond to unanticipated capital requirements.

We may not be able to obtain additional financing, if needed, in amounts or on terms acceptable to us, if at all. If sufficient funds are not available or are not available on terms acceptable to us, our ability to fund our expansion, take advantage of acquisition opportunities, develop or enhance our services or products, or otherwise respond to competitive pressures would be significantly limited. These limitations could have a material adverse effect on our business, financial condition and results of operations.

We are subject to the risks of litigation and securities laws liability.

Many aspects of our business, and the businesses of our clients, involve substantial risks of liability. Dissatisfied clients may make claims regarding quality of trade execution, improperly settled trades, mismanagement or even fraud against their service providers. We and our clients may become subject to these claims as the result of failures or malfunctions of our electronic trading platform and services provided by us. We could incur significant legal expenses defending claims, even those without merit. An adverse resolution of any lawsuits or claims against us could have a material adverse effect on our business, financial condition and results of operations.

Risks Related to Our Industry

If the use of electronic trading platforms does not increase, we may not be able to achieve our business objectives.

The success of our business plan depends in part on our ability to create an electronic trading platform for a wide range of fixed-income products. Historically, fixed-income securities markets operated through telephone communications between institutional investors and broker-dealers. The utilization of our products and services depends on the acceptance, adoption and growth of electronic means of trading securities. We cannot assure you that the growth and acceptance of electronic means of trading securities will continue.

Economic, political and market factors beyond our control could reduce demand for our services and harm our business, and our profitability could suffer.

The global financial services business is, by its nature, risky and volatile and is directly affected by many national and international factors that are beyond our control. Any one of these factors may cause a substantial decline in the U.S. and/or global financial services markets, resulting in reduced trading volume. These events could have a material adverse effect on our business, financial condition and results of operations. These factors include:

- economic and political conditions in the United States and elsewhere;
- adverse market conditions, including unforeseen market closures or other disruptions in trading;
- consolidation or contraction in the number of broker-dealers;
- actual or threatened acts of war or terrorism or other armed hostilities;
- concerns over inflation and weakening consumer confidence levels;
- the availability of cash for investment by mutual funds and other wholesale and retail investors;
- the level and volatility of interest and foreign currency exchange rates; and
- legislative and regulatory changes.

Any one or more of these factors may contribute to reduced activity and prices in the securities markets generally. Our revenues and profitability are likely to decline significantly during periods of stagnant economic conditions or low trading volume in the U.S. and global financial markets.

Risks Related to Our Common Stock

Market volatility may cause our stock price and the value of your investment to decline.

The market price of our common stock may be significantly affected by volatility in the markets in general. The market price of our common stock likely will continue to fluctuate in response to factors including the following:

- the other risk factors described in this annual report on Form 10-K;
- prevailing interest rates;
- the market for similar securities;
- additional issuances of common stock;
- general economic conditions; and
- our financial condition, performance and prospects, including our ability or inability to meet analyst expectations.

Most of these factors are beyond our control. In addition, the stock markets in general, including the NASDAQ Global Select Market, have experienced and continue to experience significant price and volume fluctuations. These fluctuations have resulted in volatility in the market prices of securities for companies such as ours that often has been unrelated or disproportionate to changes in the operating performance of the affected companies. These broad market and industry fluctuations may affect adversely the market price of our common stock regardless of our operating performance.

We may not pay dividends on our common stock in the future.

We initiated a dividend on our common stock in 2009. However, there is no assurance that we will continue to pay any dividends to holders of our common stock in the future. If we were to cease paying dividends, investors would need to rely on the sale of their common stock after price appreciation, which may never occur, as the only way to realize any future gains on their investment.

If securities analysts do not publish research or reports about our business or if they downgrade our common stock, the price of our common stock could decline.

The trading market for our common stock relies in part on the research and reports that industry or financial analysts publish about us or our business. These analysts work independently of us. If one or more analysts who cover us downgrade our stock, our stock price could decline rapidly. If one or more of these analysts cease coverage of our company, we could lose visibility in the market, which in turn could cause our stock price to decline.

Provisions in our stockholders rights plan, organizational documents and Delaware law might discourage, delay or prevent a change of control of our company or changes in our management, and therefore, depress the trading price of our common stock.

Our Board of Directors adopted and our stockholders subsequently ratified a stockholders rights plan, commonly referred to as a "poison pill." This plan entitles existing stockholders to rights, including the right to purchase shares of common stock, in the event of an acquisition of 20% or more of our outstanding common stock. Our stockholders rights plan could prevent stockholders from profiting from an increase in the market value of their shares as a result of a change of control of us by delaying or preventing a change of control.

In addition, provisions of our certificate of incorporation and bylaws may make it substantially more difficult for a third party to acquire control of us and may prevent changes in our management, including provisions that:

- prevent stockholders from calling special meetings;
- allow the directors to amend the bylaws without stockholder approval; and
- set forth advance notice procedures for nominating directors and submitting proposals for consideration at stockholders' meetings.

Provisions of Delaware law may also inhibit potential acquisition bids for us or prevent us from engaging in business combinations. In addition, we have severance agreements with several employees and a change of control severance plan that could require an acquiror to pay a higher price. Either collectively or individually, these provisions may prevent holders of our common stock from benefiting from what they may believe are the positive aspects of acquisitions and takeovers, including the potential realization of a higher rate of return on their investment from these types of transactions.

Item 1B. *Unresolved Staff Comments.*

None.

Item 2. *Properties.*

Beginning February 2010, our corporate headquarters and principal U.S. offices are located at 299 Park Avenue, New York, New York, where we lease 27,900 square feet under sequential leases expiring in February 2022. We also collectively lease approximately 18,300 square feet for our other office locations in the U.S. and the United Kingdom under various leases expiring between May 2010 and March 2019. In addition, we lease another 17,000 square feet at 350 Madison Avenue, New York, New York, which we currently sublet; the lease and sublease expire in April 2011.

Item 3. *Legal Proceedings.*

In January 2007, a former employee of MarketAxess Corporation commenced an arbitration proceeding before FINRA arising out of the May 2006 termination of such individual's employment with MarketAxess Corporation. This individual subsequently amended his statement of claim to add MarketAxess Holdings Inc. as a party to the arbitration proceeding. FINRA consolidated all of the former employee's claims into a single proceeding. The former employee alleges that we acted wrongfully as a result of, and in connection with, the decision by the Compensation Committee of our Board of Directors not to accede to the employee's demand for alteration of the terms of certain stock option and restricted stock agreements in order to award the employee additional rights and benefits upon the termination of his employment, *i.e.*, accelerated vesting of all of his then unvested options and shares of restricted stock and waiver of the 90-day time period within which he was contractually required to exercise his vested options. This former employee further alleges that he is entitled to a bonus for the approximately five months that he worked for MarketAxess Corporation during 2006. The alleged damages sought by the claimant total approximately $0.9 million, plus statutory interest, and an unstated amount of punitive damages, costs and expenses.

The FINRA hearing, originally scheduled for early February 2009, was further postponed in September 2009 and February 2010. New hearing dates have not yet been established. We believe that these claims are wholly without merit and have vigorously defended against them. Based on currently available information, we believe that the likelihood of a material loss is not probable. Accordingly, no amount has been provided in the financial statements. However, arbitration is subject to inherent uncertainties and unfavorable rulings could occur.

Item 4. *Submission of Matters to a Vote of Security Holders.*

None.

PART II

Item 5. ***Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities.***

Price Range

Our common stock trades on the NASDAQ Global Select Market under the symbol "MKTX". The range of closing price information for our common stock, as reported by NASDAQ, was as follows:

2009:	High	Low
January 1, 2009 to March 31, 2009	$ 9.02	$ 6.13
April 1, 2009 to June 30, 2009	$11.07	$ 7.74
July 1, 2009 to September 30, 2009	$12.10	$ 8.93
October 1, 2009 to December 31, 2009	$13.90	$11.47

2008:	High	Low
January 1, 2008 to March 31, 2008	$12.28	$8.83
April 1, 2008 to June 30, 2008	$10.35	$7.47
July 1, 2008 to September 30, 2008	$10.78	$6.19
October 1, 2008 to December 31, 2008	$ 8.16	$4.31

On February 24, 2010, the last reported closing price of our common stock on the NASDAQ Global Select Market was $15.39.

Holders

There were 72 holders of record of our common stock as of February 24, 2010.

Dividend Policy

Prior to 2009, we retained all earnings for investment in our business. In October 2009, our Board of Directors approved a regular quarterly dividend. The first quarterly cash dividend of $0.07 per share was paid to our stockholders in November 2009 and a quarterly cash dividend of $0.07 per share will be paid on March 3, 2010 to stockholders of record as of the close of business on February 17, 2010. We expect to continue paying regular cash dividends, although there is no assurance as to such dividends. Any future declaration and payment of dividends will be at the sole discretion of our Board of Directors. Our Board of Directors may take into account such matters as general business conditions, our financial results, capital requirements, contractual, legal, and regulatory restrictions on the payment of dividends by us to our stockholders or by our subsidiaries to us and any such other factors as our Board of Directors may deem relevant.

Recent Sales of Unregistered Securities

None.

Securities Authorized for Issuance Under Equity Compensation Plans

Please see the section entitled "Equity Compensation Plan Information" in Item 12.

Issuer Purchases of Equity Securities

During the quarter ended December 31, 2009, we repurchased the following shares of common stock:

Period	Total Number of Shares Purchased	Average Price Paid per Share	Total Number of Shares Purchased as Part of Publicly Announced Plans	Dollar Value of Shares That May Yet Be Purchased Under the Plans
				(In thousands)
October 1, 2009 — October 31, 2009	12,444	$11.50	—	$—
November 1, 2009 — November 30, 2009	—	—	—	—
December 1 , 2009 — December 31, 2009	—	—	—	—
	12,444	$11.50	—	

During the three months ended December 31, 2009, a total of 12,444 shares were surrendered by employees to us to satisfy employee withholding tax obligations upon the vesting of restricted shares.

STOCK PERFORMANCE GRAPH

The following graph shows a comparison from December 31, 2004 through December 31, 2009 of the cumulative total return for (i) our common stock, (ii) the NASDAQ Composite Index and (iii) the Dow Jones US Financial Services Index.

The figures in this graph assume an initial investment of $100 in our common stock and in each index on December 31, 2004, and that all quarterly dividends were reinvested. The returns illustrated below are based on historical results during the period indicated and should not be considered indicative of future stockholder returns.



$250
$200
$150
$100
$50
$0
12/04
12/05
12/06
12/07
12/08
12/09
MarketAxess Holdings Inc.
NASDAQ Composite
Dow Jones US Financial Services

Item 6. *Selected Financial Data.*

The selected statements of operations data for each of the years ended December 31, 2009, 2008 and 2007 and the selected balance sheet data as of December 31, 2009 and 2008 have been derived from our audited financial statements included elsewhere in this Form 10-K. The selected statements of operations data for the years ended December 31, 2006 and 2005, and the balance sheet data as of December 31, 2007, 2006 and 2005 have been derived from our audited financial statements not included in this Form 10-K.

	Year Ended December 31,				
	2009	2008	2007	2006	2005
	(In thousands, except share and per share amounts)				
Statements of Operations Data:					
Revenues					
Commissions					
U.S. high-grade(1)	$ 62,557	$ 46,547	$ 52,541	$ 47,752	$ 45,615
Eurobond	20,339	18,146	18,828	15,368	14,078
Other(2)	13,236	8,835	8,845	8,310	7,225
Total commissions	96,132	73,528	80,214	71,430	66,918
Technology products and services(3)	9,778	8,555	742	—	—
Information and user access fees	6,252	6,025	5,877	5,477	4,435
Interest income	1,222	3,478	5,242	4,595	3,160
Other(4)	1,055	1,499	1,568	1,814	4,047
Total revenues	114,439	93,085	93,643	83,316	78,560
Expenses					
Employee compensation and benefits(5)	50,274	43,810	43,051	42,078	35,445
Depreciation and amortization	6,790	7,879	7,170	6,728	5,649
Technology and communications	8,436	8,311	7,463	7,704	7,401
Professional and consulting fees	6,869	8,171	7,639	8,072	9,355
Occupancy	3,129	2,891	3,275	3,033	2,365
Marketing and advertising	2,882	3,032	1,905	1,769	2,581
General and administrative	6,010	6,157	5,889	5,328	4,203
Total expenses	84,390	80,251	76,392	74,712	66,999
Income before income taxes	30,049	12,834	17,251	8,604	11,561
Provision for income taxes	13,947	4,935	6,931	3,183	3,419
Net income	$ 16,102	$ 7,899	$ 10,320	$ 5,421	$ 8,142
Net income per common share:					
Basic	$ 0.44	$ 0.23	$ 0.32	$ 0.18	$ 0.29
Diluted	$ 0.42	$ 0.22	$ 0.30	$ 0.15	$ 0.23
Weighted average number of shares of common stock outstanding:					
Basic	33,263,828	32,830,923	32,293,036	30,563,437	28,156,505
Diluted	38,081,980	35,737,379	34,453,195	35,077,348	35,512,346
Cash dividends per share	$ 0.07	$ —	$ —	$ —	$ —

	As of December 31,				
	2009	2008	2007	2006	2005
	(In thousands)				
Balance Sheet Data:					
Cash and cash equivalents and securities available-for-sale	$174,338	$142,550	$124,290	$131,015	$118,145
Working capital(6)	170,060	137,390	120,656	135,268	120,016
Total assets	277,286	246,428	198,366	204,278	190,462

(1) Commissions include commissions from monthly distribution fees and transactions between institutional investor clients and broker-dealer clients as well as transactions between broker-dealer clients.

(2) Other commissions consist primarily of commissions from the trading of emerging markets, crossover and high-yield, new issue, agency and treasury bonds as well as credit default swap indices.

(3) Technology product and services includes software licenses, maintenance and support services and professional consulting services. Revenues are principally derived from the acquisitions of Greenline in March 2008 and TWS in November 2007.

(4) Other revenues consist primarily of telecommunications line charges to broker-dealer clients, initial set-up fees and other miscellaneous revenues.

(5) We adopted a new accounting standard requiring the recognition of compensation expense for all share-based awards using the modified prospective transition method effective January 1, 2006. In accordance with the modified prospective transition method, our Consolidated Financial Statements for prior periods have not been restated to reflect, and do not include, the impact of the new standard. Incremental stock-based compensation expense related to employee stock options recognized under this standard for the years ended December 31, 2009, 2008, 2007 and 2006 was $2.9 million, $3.8 million, $3.0 million and $3.2 million, respectively.

(6) Working capital is defined as current assets minus current liabilities. Current assets consist of cash and cash equivalents, securities available-for-sale, accounts receivable and prepaid expenses. Current liabilities consist of accrued employee compensation, deferred revenue, and accounts payable, accrued expenses and other liabilities.

Item 7. *Management's Discussion and Analysis of Financial Condition and Results of Operations.*

You should read the following discussion and analysis of our financial condition and results of operations in conjunction with "Selected Financial Data" and our consolidated financial statements and related notes included elsewhere in this Form 10-K. In addition to historical information, this discussion and analysis contains forward-looking statements relating to future events and the future performance of MarketAxess that are based on our current expectations, assumptions, estimates and projections about us and our industry. These forward-looking statements involve risks and uncertainties. Our actual results and timing of various events could differ materially from those anticipated in such forward-looking statements as a result of a variety of factors, as more fully described in this section, in "Item 1A. — Risk Factors" and elsewhere in this Form 10-K. We undertake no obligation to update publicly any forward-looking statements for any reason, even if new information becomes available or other events occur in the future.

Executive Summary

MarketAxess operates a leading electronic trading platform that allows investment industry professionals to efficiently trade corporate bonds and other types of fixed-income instruments. Our 730 active institutional investor clients (firms that executed at least one trade in U.S. or European fixed-income securities through our electronic trading platform during 2009) include investment advisers, mutual funds, insurance companies, public and private pension funds, bank portfolios, broker-dealers and hedge funds. Our 67 broker-dealer market-maker clients provide liquidity on the platform and include most of the leading broker-dealers in global fixed-income trading. Our DealerAxess® trading service allows dealers to trade fixed-income securities and credit default swaps with each other on our platform. Through our Corporate BondTicker™ service, we provide fixed-income market data, analytics and compliance tools that help our clients make trading decisions. In addition, we provide FIX (Financial Information eXchange) message management tools, connectivity solutions and ancillary technology services that facilitate the electronic communication of order information between trading counterparties. Our revenues are primarily generated from the trading of U.S. and European high-grade corporate bonds.

Our multi-dealer trading platform allows our institutional investor clients to simultaneously request competing, executable bids or offers from our broker-dealer clients and execute trades with the broker-dealer of their choice from among those that choose to respond. We offer our broker-dealer clients a solution that enables them to efficiently reach our institutional investor clients for the distribution and trading of bonds. In addition to U.S. high-grade corporate bonds, European high-grade corporate bonds and emerging markets bonds, including both investment-grade and non-investment grade debt, we also offer our clients the ability to trade crossover and high-yield bonds, agency bonds and credit default swap indices.

The majority of our revenues are derived from monthly distribution fees and commissions for trades executed on our platform that are billed to our broker-dealer clients on a monthly basis. We also derive revenues from technology products and services, information and user access fees, investment income and other income. Our expenses consist of employee compensation and benefits, depreciation and amortization, technology and communication expenses, professional and consulting fees, occupancy, marketing and advertising and other general and administrative expenses.

Our objective is to provide the leading global electronic trading platform for fixed-income securities, connecting broker-dealers and institutional investors more easily and efficiently, while offering a broad array of information, trading and technology services to market participants across the trading cycle. The key elements of our strategy are:

- to innovate and efficiently add new functionality and product offerings to the MarketAxess platform that we believe will help to increase our market share with existing clients, as well as expand our client base;
- to leverage our technology, as well as our strong broker-dealer and institutional investor relationships, to deploy our electronic trading platform into additional product segments within the fixed-income securities markets, deliver fixed-income securities-related technical services and products and deploy our electronic trading platform into new client segments;

- to continue building our existing service offerings so that our electronic trading platform is fully integrated into the workflow of our broker-dealer and institutional investor clients and to continue to add functionality to allow our clients to achieve a fully automated end-to-end straight-through processing solution (automation from trade initiation to settlement);
- to add new content and analytical capabilities to Corporate BondTicker™ in order to improve the value of the information we provide to our clients; and
- to continue to supplement our internal growth by entering into strategic alliances, or acquiring businesses or technologies that will enable us to enter new markets, provide new products or services, or otherwise enhance the value of our platform to our clients.

Critical Factors Affecting Our Industry and Our Company

Economic, Political and Market Factors

The global fixed-income securities industry is risky and volatile and is directly affected by a number of economic, political and market factors that may result in declining trading volume. These factors could have a material adverse effect on our business, financial condition and results of operations. These factors include, among others, credit market conditions, the current interest rate environment, including the volatility of interest rates and investors' forecasts of future interest rates, economic and political conditions in the United States, Europe and elsewhere, and consolidation or contraction of broker-dealers.

Competitive Landscape

The global fixed-income securities industry generally, and the electronic financial services markets in which we engage in particular, are highly competitive, and we expect competition to intensify in the future. Sources of competition for us will continue to include, among others, bond trading conducted directly between broker-dealers and their institutional investor clients over the telephone or electronically and other multi-dealer trading companies. Competitors, including companies in which some of our broker-dealer clients have invested, have developed electronic trading platforms or have announced their intention to explore the development of electronic platforms that may compete with us.

In general, we compete on the basis of a number of key factors, including, among others, the liquidity provided on our platform, the magnitude and frequency of price improvement enabled by our platform and the quality and speed of execution. We believe that we compete favorably with respect to these factors. We continue to proactively build technology solutions that serve the needs of the credit markets.

Our competitive position is also enhanced by the familiarity and integration of our broker-dealer and institutional investor clients with our electronic trading platform and other systems. We have focused on the unique aspects of the credit markets we serve in the development of our platform, working closely with our clients to provide a system that is suited to their needs.

Regulatory Environment

Our industry has been and is subject to continuous regulatory changes and may become subject to new regulations or changes in the interpretation or enforcement of existing regulations, which could require us to incur significant costs.

Our U.S. subsidiary, MarketAxess Corporation, is a registered broker-dealer with the SEC and is a member of FINRA. Our U.K. subsidiary, MarketAxess Europe Limited, is registered as a multilateral trading facility dealer with the FSA in the U.K. MarketAxess Canada Limited, a Canadian subsidiary, is registered as an Alternative Trading System dealer under the Securities Act of Ontario and is a member of the Investment Industry Regulatory Organization of Canada. Relevant regulations prohibit repayment of borrowings from these subsidiaries or their affiliates, paying cash dividends, making loans to us or our affiliates or otherwise entering into transactions that result in a significant reduction in regulatory net capital or financial resources, without prior notification to or approval from such regulated entity's principal regulator.

As a public company listed on the NASDAQ Global Select Market, we are subject to the reporting requirements of the Securities Exchange Act of 1934, the Sarbanes-Oxley Act of 2002 and NASDAQ rules. The requirements of these rules and regulations impose legal and financial compliance costs, make some activities more difficult, time-consuming and/or costly and may also place a strain on our systems and resources. In order to maintain and improve the effectiveness of our disclosure controls and procedures and internal control over financial reporting, significant resources and management oversight are required.

Rapid Technological Changes

We must continue to enhance and improve our electronic trading platform. The electronic financial services industry is characterized by increasingly complex systems and infrastructures and new business models. Our future success will depend on our ability to enhance our existing products and services, develop and/or license new products and technologies that address the increasingly sophisticated and varied needs of our broker-dealer and institutional investor clients and prospective clients and respond to technological advances and emerging industry standards and practices on a cost-effective and timely basis. We received five patents in 2009 covering our most significant trading protocols and other aspects of our trading system technology, and other patents are pending.

Trends in Our Business

The majority of our revenues are derived from monthly distribution fees and commissions for transactions executed on our platform between our institutional investor and broker-dealer clients. We believe that there are five key variables that impact the notional value of such transactions on our platform and the amount of commissions and distribution fees earned by us:

- the number of institutional investor clients that participate on the platform and their willingness to originate transactions through the platform;
- the number of broker-dealer clients on the platform and the frequency and competitiveness of the price responses they provide to the institutional investor clients;
- the number of markets for which we make trading available to our clients;
- the overall level of activity in these markets; and
- the level of commissions that we collect for trades executed through the platform.

We believe that overall corporate bond market trading volume is affected by various factors including the absolute levels of interest rates, the direction of interest rate movements, the level of new issues of corporate bonds and the volatility of corporate bond spreads versus U.S. Treasury securities. Because a significant percentage of our revenue is tied directly to the volume of securities traded on our platform, it is likely that a general decline in trading volumes, regardless of the cause of such decline, would reduce our revenues and have a significant negative impact on profitability.

The U.S. and European credit markets have been through a period of significant turmoil since the third quarter of 2007, especially in short-term funding and floating rate note instruments. A widespread retrenchment in the credit markets resulted in increased credit spreads and significantly higher credit spread volatility across a wide range of asset classes. Credit yield spreads in U.S. corporate bonds, as measured by the Credit Suisse Liquid U.S. Corporate Index, increased from 1.0% over U.S. Treasuries in June 2007 to a peak of 5.4% in December 2008. The credit markets demonstrated significant improvement throughout 2009, with net inflows to taxable bond funds and corporate and international bond exchange-traded funds, and an increase in the volume of new issues of high-grade corporate bonds compared to the second half of 2008. Credit yield spreads in U.S. corporate bonds declined to 1.2% over U.S. Treasuries as of December 31, 2009. The average daily trading volume of U.S. high-grade corporate bonds for the quarter ended December 31, 2009, as measured by the FINRA Trade Reporting and Compliance Engine ("TRACE"), was $11.0 billion, compared to $8.0 billion in the quarter ended December 31, 2008.

Commission Revenue

Commissions are generally calculated as a percentage of the notional dollar volume of bonds traded on our platform and vary based on the type, size, yield and maturity of the bond traded. The commission rates are based on a number of factors, including fees charged by inter-dealer brokers in the respective markets, average bid-offer spreads in the products we offer and transaction costs through alternative channels including the telephone. Under our transaction fee plans, bonds that are more actively traded or that have shorter maturities are generally charged lower commissions, while bonds that are less actively traded or that have longer maturities generally command higher commissions.

U.S. High-Grade Corporate Bond Commissions. Our U.S. high-grade corporate bond fee plans for fully electronic trades generally incorporate various monthly distribution fees and variable transaction fees billed to our broker-dealer clients on a monthly basis. The fee plans generally incorporate volume incentives to our broker-dealer clients that are designed to increase the volume of transactions effected on our platform. Under the fee plans, we electronically add the transaction fee to the spread quoted by the broker-dealer client. For trades that we execute between and among institutional investor and broker-dealer clients on a riskless principal basis by serving as counterparty to both the buyer and the seller, we earn our commission through the difference in price between the two back-to-back trades.

Eurobond Commissions. On June 1, 2007, we introduced a new fee plan for Eurobond trades for the majority of our European dealers. Similar to the U.S. high-grade plans, our European fee plan incorporates monthly distribution fees as well as variable transaction fees. The variable transaction fee under the new plan is dependent on the type of bond traded and the maturity of the issue. The combination of the distribution fees and transaction fees in the new plan results in higher total revenue to us at current or lower volume levels. If volume grows, total revenues could be less under the new plan than the previous plan due to the lower transaction fees. Under the fee plan in effect prior to June 1, 2007, broker-dealer transaction fees varied based on the type of bond traded and the maturity of the issue. This fee schedule applied a tiered fee structure, which reduced the fee per trade upon the attainment of certain specified amounts of monthly commissions generated by a particular broker-dealer and did not carry a monthly distribution fee.

Other Commissions. Commissions for other bond and credit default swap trades generally vary based on the type and the maturity of the instrument traded. We generally operate using standard fee schedules that may include both transaction fees and monthly distribution fees that are charged to the participating dealers. For trades that we execute between and among institutional investor and broker-dealer clients on a riskless principal basis by serving as counterparty to both the buyer and the seller, we earn our commission through the difference in price between the two back-to-back trades.

We anticipate that average fees per million may change in the future. Consequently, past trends in commissions are not necessarily indicative of future commissions.

Other Revenue

In addition to the commissions discussed above, we earn revenue from technology products and services, information services fees paid by institutional investor and broker-dealer clients, income on investments and other income.

Technology Products and Services. Technology products and services includes software licenses, maintenance and support services and professional consulting services, In March 2008, we acquired Greenline Financial Technologies, Inc. ("Greenline"), an Illinois-based provider of integration, testing and management solutions for FIX-related products and services. In November 2007, we acquired certain assets of Trade West Systems, LLC ("TWS"), a Utah-based financial software and technology services provider focused on providing gateway adapters for connecting order management systems and trading systems to fixed-income trading venues.

Information and User Access Fees. We charge information services fees for Corporate BondTicker™ to our broker-dealer clients, institutional investor clients and data-only subscribers. The information services fee is a flat monthly fee, based on the level of service. We also generate information services fees from the sale of bulk data to certain institutional investor clients and data-only subscribers. Institutional investor clients trading U.S. high-grade corporate bonds are charged a monthly user access fee for the use of our platform. The fee, billed quarterly, is charged to the client based on the number of the client's users. To encourage institutional investor clients to execute trades on our platform, we reduce these information and user access fees for such clients once minimum quarterly trading volumes are attained.

Investment Income. Investment income consists of income earned on our investments.

Other. Other revenues include fees from telecommunications line charges to broker-dealer clients, initial set-up fees and other miscellaneous revenues.

Expenses

In the normal course of business, we incur the following expenses:

Employee Compensation and Benefits. Employee compensation and benefits is our most significant expense and includes employee salaries, stock compensation costs, other incentive compensation, employee benefits and payroll taxes.

Depreciation and Amortization. We depreciate our computer hardware and related software, office hardware and furniture and fixtures and amortize our capitalized software development costs on a straight-line basis over three to seven years. We amortize leasehold improvements on a straight-line basis over the lesser of the life of the improvement or the remaining term of the lease. Intangible assets with definite lives, including purchased technologies, customer relationships and other intangible assets, are amortized over their estimated useful lives, ranging from five to ten years. Intangible assets are assessed for impairment when events or circumstances indicate a possible impairment.

Technology and Communications. Technology and communications expense consists primarily of costs relating to maintenance on software and hardware, our internal network connections, data center hosting costs and data feeds provided by outside vendors or service providers. The majority of our broker-dealer clients have dedicated high-speed communication lines to our network in order to provide fast data transfer. We charge our broker-dealer clients a monthly fee for these connections, which is recovered against the relevant expenses we incur.

Professional and Consulting Fees. Professional and consulting fees consist primarily of accounting fees, legal fees and fees paid to information technology and non-information technology consultants for services provided for the maintenance of our trading platform and information services products.

Occupancy. Occupancy costs consist primarily of office and equipment rent, utilities and commercial rent tax.

Marketing and Advertising. Marketing and advertising expense consists primarily of print and other advertising expenses we incur to promote our products and services. This expense also includes costs associated with attending or exhibiting at industry-sponsored seminars, conferences and conventions, and travel and entertainment expenses incurred by our sales force to promote our trading platform and information services.

General and Administrative. General and administrative expense consists primarily of general travel and entertainment, board of directors expenses, charitable contributions, provision for doubtful accounts, and various state franchise and U.K. value-added taxes.

Expenses may grow in the future, primarily due to investment in new products, notably in employee compensation and benefits, professional and consulting fees, and general and administrative expense. However, as demonstrated by our 2009 operating results, we believe that operating leverage can be achieved by increasing volumes in existing products and adding new products without substantial additions to our infrastructure.

Critical Accounting Estimates

This Management's Discussion and Analysis of Financial Condition and Results of Operations discusses our Consolidated Financial Statements, which have been prepared in accordance with accounting principles generally accepted in the United States, also referred to as U.S. GAAP. The preparation of these financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the reported amounts of income and expenses during the reporting periods. We base our estimates and judgments on historical experience and on various other factors that we believe are reasonable under the circumstances. Actual results may differ from these estimates under varying assumptions or conditions. Note 2 of the Notes to our Consolidated Financial Statements includes a summary of the significant accounting policies and methods used in the preparation of our Consolidated Financial Statements.

Use of Estimates

On an ongoing basis, management evaluates its estimates and judgments, particularly as they relate to accounting policies that management believes are critical. That is, these accounting policies are most important to the portrayal of our financial condition and results of operations and they require management's most difficult, subjective or complex judgments, often as a result of the need to make estimates about the effect of matters that are inherently uncertain.

Allowance for Doubtful Accounts

We continually monitor collections and payments from our customers and maintain an allowance for doubtful accounts. The allowance for doubtful accounts is based upon the historical collection experience and specific collection issues that have been identified.

Software Development Costs

We capitalize certain costs associated with the development of internal use software at the point at which the conceptual formulation, design and testing of possible software project alternatives have been completed. We capitalize employee compensation and related benefits and third party consulting costs incurred during the preliminary software project stage. Once the product is ready for its intended use, such costs are amortized on a straight-line basis over three years. We review the amounts capitalized for impairment whenever events or changes in circumstances indicate that the carrying amounts of the assets may not be recoverable.

Revenue Recognition

The majority of our revenues are derived from monthly distribution fees and commissions for trades executed on our platform that are billed to our broker-dealer clients on a monthly basis. We also derive revenues from technology products and services, information and user access fees, investment income and other income.

Commission revenue. Commissions are generally calculated as a percentage of the notional dollar volume of bonds traded on the platform and vary based on the type and maturity of the bond traded. Under our transaction fee plans, bonds that are more actively traded or that have shorter maturities are generally charged lower commissions, while bonds that are less actively traded or that have longer maturities generally command higher commissions. For trades that we execute between and among institutional investor and broker-dealer clients on a riskless principal basis by serving as counterparty to both the buyer and the seller, we earn the commission through the difference in price between the two back-to-back trades.

Technology products and services. We generate revenues from technology software licenses, maintenance and support services (referred to as post-contract technical support or "PCS") and professional consulting services. Revenue is generally recognized when persuasive evidence of an arrangement exists, delivery has occurred, the fee is fixed or determinable and collection is considered probable. We generally sell software licenses and services together as part of multiple-element arrangements. We also enter into contracts for technology integration consulting services unrelated to any software product. When we enter into a multiple-element arrangement, the residual method is used to allocate the total fee among the elements of the arrangement. Under the residual method, license revenue is recognized upon delivery when vendor-specific objective evidence of fair value exists for all of the undelivered elements in the arrangement, but does not exist for one or more of the delivered elements in the arrangement. Each license arrangement requires that we analyze the individual elements in the transaction and estimate the fair value of each undelivered element, which typically includes PCS and professional services. License revenue consists of license fees charged for the use of our products under perpetual and, to a lesser extent, term license arrangements. License revenue from a perpetual arrangement is generally recognized upon delivery while license revenue from a term arrangement is recognized ratably over the duration of the arrangement on a straight-line basis. If the professional services are essential to the functionality of the software product, the license revenue is recognized upon customer acceptance or satisfaction of the service obligation.

Professional services are generally separately priced, are available from a number of suppliers and are typically not essential to the functionality of our software products. Revenues from these services are recognized separately from the license fee. Generally, revenue from time-and-materials consulting contracts is recognized as services are performed.

PCS includes telephone support, bug fixes and unspecified rights to product upgrades and enhancements, and is recognized ratably over the term of the service period, which is generally 12 months. We estimate the fair value of the PCS portion of an arrangement based on the price charged for PCS when sold separately. We sell PCS on a separate, standalone basis when customers renew PCS.

Revenues from contracts for technology integration consulting services are recognized on the percentage-of-completion method. Percentage-of-completion accounting involves calculating the percentage of services provided during the reporting period compared to the total estimated services to be provided over the duration of the contract. If estimates indicate that a contract loss will occur, a loss provision is recorded in the period in which the loss first becomes probable and reasonably estimable. Contract losses are determined to be the amount by which the estimated direct and indirect costs of the contract exceed the estimated total revenues that will be generated by the contract. Revenues recognized in excess of billings are recorded as unbilled services. Billings in excess of revenues recognized are recorded as deferred revenues until revenue recognition criteria are met.

Initial set-up fees. We enter into agreements with our broker-dealer clients pursuant to which we provide access to our platform through a non-exclusive and non-transferable license. Broker-dealer clients may pay an initial set-up fee, which is typically due and payable upon execution of the broker-dealer agreement. The initial set-up fee varies by agreement. Revenue is recognized over the initial term of the agreement, which is generally two years.

Stock-Based Compensation

We measure and recognize compensation expense for all share-based payment awards based on their estimated fair values measured as of the grant date. These costs are recognized as an expense in the Consolidated Statements of Operations over the requisite service period, which is typically the vesting period, with an offsetting increase to additional paid-in capital.

Income Taxes

Income taxes are accounted for using the asset and liability method. Deferred income taxes reflect the net tax effects of temporary differences between the financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when such differences are expected to reverse. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. A valuation allowance is recognized against deferred tax assets if it is more likely than not that such assets will not be realized in future years. We recognize interest and penalties related to unrecognized tax benefits in general and administrative expenses in the Consolidated Statements of Operations.

Business Combinations, Goodwill and Intangibles Assets

Business combinations were completed prior to December 31, 2008 and were accounted for under the purchase method. The total cost of an acquisition is allocated to the underlying net assets based on their respective estimated fair values. The excess of the purchase price over the estimated fair values of the net assets acquired is recorded as goodwill. Determining the fair value of certain assets acquired and liabilities assumed is judgmental in nature and often involves the use of significant estimates and assumptions, including assumptions with respect to future cash flows, discount rates, growth rates and asset lives.

Goodwill and other intangibles with indefinite lives are not amortized. We perform an impairment review of goodwill on an annual basis and more frequently if circumstances change. Intangible assets with definite lives, including purchased technologies, customer relationships and other intangible assets, are amortized on a straight-line basis over their estimated useful lives, ranging from five to ten years. Intangible assets are assessed for impairment when events or circumstances indicate a possible impairment.

Segment Results

As an electronic, multi-dealer platform for trading fixed-income securities, our operations constitute a single business segment. Because of the highly integrated nature of the financial markets in which we compete and the integration of our worldwide business activities, we believe that results by geographic region, products or types of clients are not necessarily meaningful in understanding our business.

Results of Operations

Year Ended December 31, 2009 Compared to Year Ended December 31, 2008

Overview

Total revenues increased by $21.4 million or 22.9% to $114.4 million for the year ended December 31, 2009 from $93.1 million for the year ended December 31, 2008. This increase in total revenues was primarily due to an increase in commissions of $22.6 million and in technology products and services revenues of $1.2 million, offset by a decrease in investment income of $2.3 million and other income of $0.4 million. Technology products and services revenues reflect the impact of the Greenline acquisition in March 2008. A 15.0% decrease in the average exchange rate of the Pound Sterling compared to the U.S. dollar from the year ended December 31, 2008 to the year ended December 31, 2009 had the effect of reducing European revenues by $3.7 million.

Total expenses increased by $4.1 million or 5.2% to $84.4 million for the year ended December 31, 2009 from $80.3 million for the year ended December 31, 2008. An increase in employee compensation and benefits of $6.5 million was offset by declines in professional and consulting fees of $1.3 million and depreciation and amortization of $1.1 million. The change in the foreign currency rates had the effect of reducing European expenses by $2.2 million. The 2008 results include Greenline expenses from the date of the acquisition.

Income before taxes increased by $17.2 million or 134.1% to $30.0 million for the year ended December 31, 2009 from $12.8 million for the year ended December 31, 2008. Net income increased by $8.2 million or 103.8% to $16.1 million for the year ended December 31, 2009, from $7.9 million for the year ended December 31, 2008.

Revenues

Our revenues for the years ended December 31, 2009 and 2008, and the resulting dollar and percentage changes, were as follows:

	Year Ended December 31,					
	2009		2008			
	$	% of Revenues	$	% of Revenues	$ Change	% Change
	($ in thousands)					
Commissions	$ 96,132	84.0%	$73,528	79.0%	$22,604	30.7%
Technology products and services	9,778	8.5	8,555	9.2	1,223	14.3
Information and user access fees	6,252	5.5	6,025	6.5	227	3.8
Investment income	1,222	1.1	3,478	3.7	(2,256)	(64.9)
Other	1,055	0.9	1,499	1.6	(444)	(29.6)
Total revenues	$114,439	100.0%	$93,085	100.0%	$21,354	22.9%

Commissions. Our commission revenues for years ended December 31, 2009 and 2008, and the resulting dollar and percentage changes, were as follows:

	Year Ended December 31,			
	2009	2008	$ Change	% Change
	($ in thousands)			
Distribution fees				
U.S. high-grade	$30,831	$30,287	$ 544	1.8%
Eurobond	12,526	14,143	(1,617)	(11.4)
Total distribution fees	43,357	44,430	(1,073)	(2.4)
Variable transaction fees				
U.S. high-grade	31,726	16,260	15,466	95.1
Eurobond	7,813	4,003	3,810	95.2
Other	13,236	8,835	4,401	49.8
Total transaction fees	52,775	29,098	23,677	81.4
Total commissions	$96,132	$73,528	$22,604	30.7%

The change in the average exchange rate of the Pound Sterling compared to the U.S. dollar from the year ended December 31, 2008 to the year ended December 31, 2009 had the effect of reducing Eurobond commission revenues by $3.6 million.

The following table shows the extent to which the increase in commissions for the year ended December 31, 2009 was attributable to changes in transaction volumes, variable transaction fees per million and monthly distribution fees:

	Change From Year Ended December 31, 2008			
	U.S. High-Grade	Eurobond	Other	Total
	(In thousands)			
Volume increase	$ 5,134	$ 2,348	$1,468	$ 8,950
Variable transaction fee per million increase	10,332	1,462	2,933	14,727
Monthly distribution fees increase (decrease)	544	(1,617)	—	(1,073)
Total commissions increase	$16,010	$ 2,193	$4,401	$22,604

Our trading volume for each of the years presented was as follows:

	Year Ended December 31,			
	2009	2008	$ Change	% Change
Trading Volume Data (in millions)				
U.S. high-grade	$177,148	$134,636	$42,512	31.6%
Eurobond	56,778	35,788	20,990	58.7
Other	65,360	56,047	9,313	16.6
Total	$299,286	$226,471	$72,815	32.2%
Number of U.S. Trading Days	250	251		
Number of U.K. Trading Days	253	254		

For volume reporting purposes, transactions in foreign currencies are converted to U.S. dollars at average monthly rates. Prior to September 1, 2008, no fees were charged on U.S. high-grade single-dealer inquiries. Such single-dealer inquiry trading volume amounted to $6.3 billion for the year ended December 31, 2008. Effective September 1, 2008, single-dealer inquiry trades are charged commissions in accordance with the U.S. high-grade corporate bond fee plan. CDS trading volume data are included in Other. Trading volume data related to DealerAxess® bond trading between broker-dealer clients are included in either U.S. high-grade or Other trading volumes, as appropriate.

The increase in U.S. high-grade volume was due primarily to an increase in overall market volume as measured by FINRA TRACE, offset by a decline in the Company's estimated market share of total U.S. high-grade corporate bond volume as reported by FINRA TRACE from 6.6% for the year ended December 31, 2008 to 6.2% for the year ended December 31, 2009. Estimated FINRA TRACE U.S. high-grade volume increased by 41.3% from $2,028 billion for the year ended December 31, 2008 to $2,865 billion for the year ended December 31, 2009. Eurobond volumes increased by 58.7% for the year ended December 31, 2009 compared to the year ended December 31, 2008, primarily due to the improvement in market conditions. Other volume increased by 16.6% for the year ended December 31, 2009 compared to the year ended December 31, 2008, primarily due to higher high-yield and agencies volume, offset by lower credit default swap volume.

Our average variable transaction fee per million for the years ended December 31, 2009 and 2008 was as follows:

	Year Ended December 31,	
	2009	2008
Average Variable Transaction Fee Per Million		
U.S. high-grade	$179	$121
Eurobond	138	112
Other	203	158
Total	176	128

The U.S. high-grade average variable transaction fee per million increased from $121 per million for the year ended December 31, 2008 to $179 per million for the year ended December 31, 2009, primarily due to the introduction of our execution services desk, the introduction of new dealers on the platform that pay higher variable fees per million and the longer maturity of trades executed on the platform, for which we charge higher commissions. Eurobond average variable transaction fee per million increased from $112 per million for the year ended December 31, 2008 to $138 per million for the year ended December 31, 2009, primarily due to a larger percentage of Eurobond volume in products that carry higher fees per million, principally high-yield bonds. Other average variable transaction fee per million increased from $158 per million for the year ended December 31, 2008 to $203 per million for the year ended December 31, 2009, primarily due to a higher percentage of volume in products that carry higher fees per million, principally high-yield bonds.

Technology Products and Services. Technology products and services revenues increased by $1.2 million or 14.3% to $9.8 million for the year ended December 31, 2009 from $8.6 million for the year ended December 31, 2008. The increase was primarily a result of technology integration consulting services.

Information and User Access Fees. Information and user access fees increased by $0.2 million or 3.8% to $6.3 million for the year ended December 31, 2009 from $6.0 million for the year ended December 31, 2008.

Investment Income. Investment income decreased by $2.3 million or 64.9% to $1.2 million for the year ended December 31, 2009 from $3.5 million for the year ended December 31, 2008. This decrease was primarily due to lower interest rates.

Other. Other revenues decreased by $0.4 million or 29.6% to $1.1 million for the year ended December 31, 2009 from $1.5 million for the year ended December 31, 2008. The 2008 other revenues included an insurance settlement and other income aggregating $0.4 million.

Expenses

Our expenses for the years ended December 31, 2009 and 2008, and the resulting dollar and percentage changes, were as follows:

	Year Ended December 31,					
	2009		2008			
	$	% of Revenues	$	% of Revenues	$ Change	% Change
	($ in thousands)					
Expenses						
Employee compensation and benefits	$50,274	43.9%	$43,810	47.1%	$ 6,464	14.8%
Depreciation and amortization	6,790	5.9	7,879	8.5	(1,089)	(13.8)
Technology and communications	8,436	7.4	8,311	8.9	125	1.5
Professional and consulting fees	6,869	6.0	8,171	8.8	(1,302)	(15.9)
Occupancy	3,129	2.7	2,891	3.1	238	8.2
Marketing and advertising	2,882	2.5	3,032	3.3	(150)	(4.9)
General and administrative	6,010	5.3	6,157	6.6	(147)	(2.4)
Total expenses	$84,390	73.7%	$80,251	86.2%	$ 4,139	5.2%

Employee Compensation and Benefits. Employee compensation and benefits increased by $6.5 million or 14.8% to $50.3 million for the year ended December 31, 2009 from $43.8 million for the year ended December 31, 2008. This increase was primarily attributable to higher incentive compensation of $4.9 million and stock-based compensation expense of $1.3 million. The total number of employees increased to 212 as of December 31, 2009 from 185 as of December 31, 2008. As a percentage of total revenues, employee compensation and benefits expense decreased to 43.9% for the year ended December 31, 2009 from 47.1% for the year ended December 31, 2008.

Depreciation and Amortization. Depreciation and amortization expense decreased by $1.1 million or 13.8% to $6.8 million for the year ended December 31, 2009 from $7.9 million for the year ended December 31, 2008. The decrease was primarily due to declines in amortization of intangible assets of $0.5 million and software development costs of $0.5 million. The intangible amortization expense reduction was primarily due to a $0.7 million TWS impairment charge recorded in 2008 to reflect negative current period operating results and reduced revenue expectations for connectivity solutions principally delivered to broker-dealers. For the years ended December 31, 2009 and 2008, we capitalized $1.9 million and $2.4 million, respectively, of software development costs, and $4.9 million and $1.7 million, respectively, of equipment and leasehold improvements. The 2009 equipment and leasehold improvement expenditures included $2.2 million associated with the move of our corporate offices to new premises in New York City in the first quarter of 2010.

Technology and Communications. Technology and communications expense increased by $0.1 million or 1.5% to $8.4 million for the year ended December 31, 2009 from $8.3 million for the year ended December 31, 2008.

Professional and Consulting Fees. Professional and consulting fees decreased by $1.3 million or 15.9% to $6.9 million for the year ended December 31, 2009 from $8.2 million for the year ended December 31, 2008. The decrease was principally due to lower legal fees of $0.7 million and information technology consultant costs of $0.3 million.

Occupancy. Occupancy costs increased by $0.2 million or 8.2% to $3.1 million for the year ended December 31, 2009 from $2.9 million for the year ended December 31, 2008. The increase was principally due to additional rental costs associated with new premises leased in New York City in the fourth quarter of 2009.

Marketing and Advertising. Marketing and advertising expense decreased by $0.2 million or 4.9% to $2.9 million for the year ended December 31, 2009 from $3.0 million for the year ended December 31, 2008. Higher travel and entertainment expenses of $0.2 million were more than offset by lower advertising and promotional costs.

General and Administrative. General and administrative expense decreased by $0.1 million or 2.4% to $6.0 million for the year ended December 31, 2009 from $6.2 million for the year ended December 31, 2008. Higher trade settlement costs of $0.4 million were more than offset by lower charges for doubtful accounts of $0.6 million.

Provision for Income Tax

We recorded an income tax provision of $13.9 million and $4.9 million for the years ended December 31, 2009 and 2008, respectively. The increase in the tax provision was primarily attributable to the $17.2 million increase in pre-tax income. With the exception of the payment of certain foreign and state and local taxes, the provision for income taxes was a non-cash expense since we had available net operating loss carryforwards and tax credits to offset the cash payment of taxes.

Our consolidated effective tax rate for the year ended December 31, 2009 was 46.4% compared to 38.5% for the year ended December 31, 2008. During 2009, we reduced the tax rates used for recording the deferred tax assets to reflect the tax rates anticipated to be in effect when the temporary differences are expected to reverse, resulting in a decrease in the deferred tax asset and an increase in tax expense of $1.6 million. The 2009 tax rate change reflects a refinement in our state and local tax apportionment methodology. The 2008 effective tax rate reflects a higher portion of earnings generated in lower tax rate jurisdictions. Our consolidated effective tax rate can vary from period to period depending on, among other factors, the geographic and business mix of our earnings and changes in tax legislation and tax rates. Due to our net deferred tax asset balance, a decrease in tax rates results in a reduction in our deferred tax balance and an increase in tax expense.

As of December 31, 2009, we had net operating loss carryforwards of $82.9 million and tax credit carryforwards of $3.3 million for income tax purposes. The deferred tax asset of $24.0 million at December 31, 2009 includes a valuation allowance of $0.7 million arising from certain tax credit and foreign and state tax loss carryforwards. This valuation allowance was deemed appropriate due to available evidence indicating that some of the deferred tax assets might not be realized in future years.

Year Ended December 31, 2008 Compared to Year Ended December 31, 2007

Overview

Total revenues decreased by $0.6 million or 0.6% to $93.1 million for the year ended December 31, 2008 from $93.6 million for the year ended December 31, 2007. This decrease in total revenues was primarily due to declines in commissions of $6.7 million and investment income of $1.8 million, offset by an increase in technology products and services revenues of $7.8 million. Technology products and services revenues reflect the impact of the Greenline and TWS acquisitions. A 7.5% decrease in the average exchange rate of the Pound Sterling compared to the U.S. dollar from the year ended December 31, 2007 to the year ended December 31 2008 had the effect of reducing European revenues by $1.6 million.

Total expenses increased by $3.9 million or 5.1% to $80.3 million for the year ended December 31, 2008 from $76.4 million for the year ended December 31, 2007. The Greenline acquisition increased expenses by $7.2 million, including $3.5 million of employee compensation and benefits. The $3.9 million increase in total expenses was primarily due to higher employee compensation and benefits of $0.8 million, depreciation and amortization of $0.7 million, technology and communications of $0.8 million and marketing and advertising of $0.9 million. The change in the foreign currency rates had the effect of reducing European expenses by $1.0 million.

Income before taxes decreased by $4.4 million or 25.6% to $12.8 million for the year ended December 31, 2008, from $17.3 million for the year ended December 31, 2007. Net income decreased by $2.4 million or 23.5% to $7.9 million for the year ended December 31, 2008, from $10.3 million for the year ended December 31, 2007.

Revenues

Our revenues for the years ended December 31, 2008 and 2007, and the resulting dollar and percentage changes, were as follows:

	Year Ended December 31,					
	2008		2007			
	$	% of Revenues	$	% of Revenues	$ Change	% Change
	($ in thousands)					
Commissions	$73,528	79.0%	$80,214	85.7%	$(6,686)	(8.3)%
Technology products and services	8,555	9.2	742	0.8	7,813	N/A
Information and user access fees	6,025	6.5	5,877	6.3	148	2.5
Investment income	3,478	3.7	5,242	5.6	(1,764)	(33.7)
Other	1,499	1.6	1,568	1.7	(69)	(4.4)
Total revenues	$93,085	100.0%	$93,643	100.0%	$ (558)	(0.6)%

Commissions. Our commission revenues for years ended December 31, 2008 and 2007, and the resulting dollar and percentage changes, were as follows:

	Year Ended December 31,			
	2008	2007	$ Change	% Change
	($ in thousands)			
Distribution fees				
U.S. high-grade	$30,287	$34,939	$(4,652)	(13.3)%
Eurobond	14,143	8,148	5,995	73.6
Total distribution fees	44,430	43,087	1,343	3.1
Variable transaction fees				
U.S. high-grade	16,260	17,602	(1,342)	(7.6)
Eurobond	4,003	10,680	(6,677)	(62.5)
Other	8,835	8,845	(10)	(0.1)
Total transaction fees	29,098	37,127	(8,029)	(21.6)
Total commissions	$73,528	$80,214	$(6,686)	(8.3)%

The U.S. high-grade distribution fees decreased by $4.7 million or 13.3% to $30.3 million for the year ended December 31, 2008 from $34.9 million for the year ended December 31, 2007 as a result of merger and bankruptcy activity involving several of our broker-dealer clients and expiration of DealerAxess® monthly minimum fees. DealerAxess® monthly minimum fees were zero and $3.5 million for the years ended December 31, 2008 and 2007, respectively. The majority of the DealerAxess® minimum fee commitments expired as of June 30, 2007. On June 1, 2007, we introduced a new fee plan for European corporate bond trades. Similar to the U.S. high-grade plan, the new European high-grade corporate bond fee plan incorporates a monthly distribution fee and a transaction fee that is dependent on the type of bond traded and the maturity of the issue.

The change in the average exchange rate of the Pound Sterling compared to the U.S. dollar from the year ended December 31, 2007 to the year ended December 31, 2008 had the effect of reducing Eurobond commission revenues by $1.5 million.

The following table shows the extent to which the decrease in commissions for the year ended December 31, 2008 was attributable to changes in transaction volumes, variable transaction fees per million, monthly distribution fees and DealerAxess® minimum fees:

	Change From Year Ended December 31, 2007			
	U.S. High-Grade	Eurobond	Other	Total
	(In thousands)			
Volume (decrease)	$(6,277)	$(5,740)	$(2,088)	$(14,105)
Variable transaction fee per million increase (decrease)	4,935	(937)	2,078	6,076
Monthly distribution fees (decrease) increase	(1,173)	5,995	—	4,822
DealerAxess® minimum fees (decrease)	(3,479)	—	—	(3,479)
Total commissions (decrease)	$(5,994)	$ (682)	$ (10)	$ (6,686)

Our trading volume for each of the years presented was as follows:

	Year Ended December 31,			
	2008	2007	$ Change	% Change
Trading Volume Data (in millions)				
U.S. high-grade	$134,636	$209,220	$ (74,584)	(35.6)%
Eurobond	35,788	77,419	(41,631)	(53.8)
Other	56,047	73,305	(17,258)	(23.5)
Total	$226,471	$359,944	$(133,473)	(37.1)%
Number of U.S. Trading Days	251	250		
Number of U.K. Trading Days	254	253		

As previously discussed, prior to September 1, 2008, no fees were charged on U.S. high-grade single-dealer inquiries. Such single-dealer inquiry trading volume amounted to $6.3 billion and $15.1 billion for the years ended December 31, 2008 and 2007, respectively.

The decrease in U.S. high-grade volume was due primarily to a decline in the Company's estimated market share of total U.S. high-grade corporate bond volume as reported by FINRA TRACE from 9.4% for the year ended December 31, 2007 to 6.6% for the year ended December 31, 2008, coupled with a decline in overall market volume as measured by FINRA TRACE. Estimated FINRA TRACE U.S. high-grade volume decreased by 9.0% from $2,227 billion for the year ended December 31, 2007 to $2,028 billion for the year ended December 31, 2008. We believe the resultant lack of liquidity in the credit markets led institutional investors to reduce overall bond trading activity and conduct a higher percentage of their trades directly with their broker-dealer counterparties via the telephone, resulting in lower volumes on our platform. Other volume decreased by 23.5% for the year ended December 31, 2008, compared to the year ended December 31, 2007. The decrease was primarily due to lower emerging market, agencies and credit default swap volume, offset partially by increased high-yield volume.

Our average variable transaction fee per million for the years ended December 31, 2008 and 2007 was as follows:

	Year Ended December 31,	
	2008	2007
Average Variable Transaction Fee Per Million		
U.S. high-grade	$121	$ 84
Eurobond	112	138
Other	158	121
Total	128	103

The U.S. high-grade average variable transaction fee per million increased from $84 per million for the year ended December 31, 2007 to $121 per million for the year ended December 31, 2008 due to the longer maturity of trades executed on the platform, for which we charge higher commissions. The Eurobond average variable transaction fee per million decreased from $138 per million for the year ended December 31, 2007 to $112 per million for the year ended December 31, 2008, principally from the introduction of the new European high-grade fee plan. Other average variable transaction fee per million increased from $121 per million for the year ended December 31, 2007 to $158 per million for the year ended December 31, 2008 primarily due to a higher percentage of volume in products that carry higher fees per million, principally high-yield.

Technology Products and Services. Technology products and services revenues increased by $7.8 million to $8.6 million for the year ended December 31, 2008 from $0.7 million for the year ended December 31, 2007. The increase was primarily a result of the Greenline acquisition.

Information and User Access Fees. Information and user access fees increased by $0.1 million or 2.5% to $6.0 million for the year ended December 31, 2008 from $5.9 million for the year ended December 31, 2007.

Investment Income. Investment income decreased by $1.8 million or 33.7% to $3.5 million for the year ended December 31, 2008 from $5.2 million for the year ended December 31, 2007. This decrease was primarily due to lower interest rates.

Other. Other revenues decreased by $0.1 million or 4.4% to $1.5 million for the year ended December 31, 2008 from $1.6 million for the year ended December 31, 2007.

Expenses

Our expenses for the years ended December 31, 2008 and 2007, and the resulting dollar and percentage changes, were as follows:

	Year Ended December 31,					
	2008		2007			
	$	% of Revenues	$	% of Revenues	$ Change	% Change
	($ in thousands)					
Expenses						
Employee compensation and benefits	$43,810	47.1%	$43,051	46.0%	$ 759	1.8%
Depreciation and amortization	7,879	8.5	7,170	7.7	709	9.9
Technology and communications	8,311	8.9	7,463	8.0	848	11.4
Professional and consulting fees	8,171	8.8	7,639	8.2	532	7.0
Occupancy	2,891	3.1	3,275	3.5	(384)	(11.7)
Marketing and advertising	3,032	3.3	1,905	2.0	1,127	59.2
General and administrative	6,157	6.6	5,889	6.3	268	4.6
Total expenses	$80,251	86.2%	$76,392	81.6%	$3,859	5.1%

Employee Compensation and Benefits. Employee compensation and benefits increased by $0.8 million or 1.8% to $43.8 million for the year ended December 31, 2008 from $43.1 million for the year ended December 31, 2007. This increase was primarily attributable to higher wages of $2.4 million, severance costs of $1.0 million and stock-based compensation expense of $1.4 million, offset by reduced incentive compensation of $3.6 million. The higher wages were primarily a result of the Greenline acquisition. The total number of employees increased to 185 as of December 31, 2008 from 182 as of December 31, 2007. As a percentage of total revenues, employee compensation and benefits expense increased to 47.1% for the year ended December 31, 2008 from 46.0% for the year ended December 31, 2007.

Depreciation and Amortization. Depreciation and amortization expense increased by $0.7 million or 9.9% to $7.9 million for the year ended December 31, 2008 from $7.2 million for the year ended December 31, 2007. An increase in amortization of intangible assets of $1.3 million and the TWS impairment charge of $0.7 million were offset by a decline in depreciation and amortization of hardware and software development costs of $1.3 million.

The intangible asset amortization increase was due to the $8.3 million of definite-life intangibles created in 2008 in connection with the Greenline acquisition. For the year ended December 31, 2008, we capitalized $2.4 million of software development costs and $1.7 million of computer and related equipment purchases.

Technology and Communications. Technology and communications expense increased by $0.8 million or 11.4% to $8.3 million for the year ended December 31, 2008 from $7.5 million for the year ended December 31, 2007. This increase was attributable to higher expenses associated with the purchase of production and market data.

Professional and Consulting Fees. Professional and consulting fees increased by $0.5 million or 7.0% to $8.2 million for the year ended December 31, 2008 from $7.6 million for the year ended December 31, 2007. The increase was principally due to higher information technology consultant costs of $0.7 million and audit and tax fees of $0.2 million, offset by lower recruiting fees of $0.5 million.

Occupancy. Occupancy costs decreased by $0.4 million or 11.7% to $2.9 million for the year ended December 31, 2008 from $3.3 million for the year ended December 31, 2007. The decline was principally due to exiting certain leased office space in 2008.

Marketing and Advertising. Marketing and advertising expense increased by $1.1 million or 59.2% to $3.0 million for the year ended December 31, 2008 from $1.9 million for the year ended December 31, 2007, primarily due to higher travel and entertainment expenses.

General and Administrative. General and administrative expense increased by $0.3 million or 4.6% to $6.2 million for the year ended December 31, 2008 from $5.9 million for the year ended December 31, 2007, primarily due to increased charges for doubtful accounts of $0.8 million.

Provision for Income Tax

We recorded an income tax provision of $4.9 million and $6.9 million for the years ended December 31, 2008 and 2007, respectively. The decrease in the tax provision was primarily attributable to the $4.4 million decrease in pre-tax income. With the exception of the payment of certain foreign and state and local taxes, the provision for income taxes was a non-cash expense since we had available net operating loss carryforwards and tax credits to offset the cash payment of taxes.

Our consolidated effective tax rate for the year ended December 31, 2008 was 38.5% compared to 40.2% for the year ended December 31, 2007. The 2008 effective tax rate reflects a higher portion of earnings generated in lower tax rate jurisdictions. During 2007, we reduced the tax rates used for recording the deferred tax asset to reflect the tax rates anticipated to be in effect when the temporary differences are expected to reverse and to reflect changes in enacted state and foreign tax rates, resulting in a decrease in the deferred tax asset and an increase in tax expense of $0.5 million. Our consolidated effective tax rate can vary from period to period depending on, among other factors, the geographic and business mix of our earnings and changes in tax legislation and tax rates. Due to our net deferred tax asset balance, a decrease in tax rates results in a reduction in our deferred tax balance and an increase in tax expense.

Quarterly Results of Operations

Our quarterly results have varied significantly as a result of:

- changes in trading volume due to market conditions, changes in the number of trading days in certain quarters, and seasonality effects caused by slow-downs in trading activity during certain periods;
- changes in the number of broker-dealers and institutional investors using our trading platform as well as variation in usage by existing clients;
- expansion of the products we offer to our clients and the effect of business acquisitions; and
- variance in our expenses, particularly employee compensation and benefits.

The following table sets forth certain consolidated quarterly income statement data for the eight quarters ended December 31, 2009. In our opinion, this unaudited information has been prepared on a basis consistent with our annual financial statements and includes all adjustments (consisting only of normal recurring adjustments) necessary for a fair statement of the unaudited quarterly data. This information should be read in conjunction with our Consolidated Financial Statements and related Notes included in this Annual Report on Form 10-K. The results of operations for any quarter are not necessarily indicative of results that we may achieve for any subsequent periods.

	Three Months Ended							
	Mar 31, 2008	Jun 30, 2008	Sep 30, 2008	Dec 31, 2008	Mar 31, 2009	Jun 30, 2009	Sep 30, 2009	Dec 31, 2009
	(In thousands)							
Revenues								
Commissions								
U.S. high-grade(1)	$12,402	$12,554	$10,777	$10,814	$13,515	$13,808	$16,306	$18,928
Eurobond(2)	4,589	5,120	4,427	4,010	4,142	4,712	5,497	5,988
Other(3)	2,304	2,464	2,015	2,052	2,789	3,310	3,486	3,651
Total commissions	19,295	20,138	17,219	16,876	20,446	21,830	25,289	28,567
Technology products and services(4)	767	2,676	2,646	2,466	2,023	2,096	2,601	3,058
Information and user access fees(5)	1,481	1,442	1,562	1,540	1,655	1,504	1,519	1,574
Interest income(6)	991	761	963	763	332	234	314	342
Other(7)	405	620	291	183	176	175	286	418
Total revenues	22,939	25,637	22,681	21,828	24,632	25,839	30,009	33,959
Expenses								
Employee compensation and benefits	11,018	11,576	11,173	10,043	11,442	11,917	13,127	13,788
Depreciation and amortization	1,780	1,816	2,494	1,789	1,791	1,679	1,654	1,666
Technology and communications	2,106	2,048	2,007	2,150	2,242	2,120	2,029	2,045
Professional and consulting fees	2,153	2,521	1,822	1,675	1,879	1,613	1,645	1,732
Occupancy	767	739	660	725	676	693	706	1,054
Marketing and advertising	684	685	708	955	645	708	651	878
General and administrative	1,467	1,493	1,719	1,478	1,226	1,373	1,654	1,757
Total expenses	19,975	20,878	20,583	18,815	19,901	20,103	21,466	22,920
Income before income taxes	2,964	4,759	2,098	3,013	4,731	5,736	8,543	11,039
Provision for income taxes	1,368	1,911	579	1,077	1,892	2,549	3,903	5,603
Net income	$ 1,596	$ 2,848	$ 1,519	$ 1,936	$ 2,839	$ 3,187	$ 4,640	$ 5,436

(1) Of these amounts, $1,920, $2,137, $1,928, $1,761, $1,985, $2,039, $2,276 and $2,457, respectively, were from related parties.

(2) Of these amounts, $804, $873, $788, $738, $783, $933, $1,049 and $1,052, respectively, were from related parties.

(3) Of these amounts, $429, $437, $378, $273, $302, $378, $363 and $486, respectively, were from related parties.

(4) Of these amounts, $15, $7, $3, $8, $9, $10, $9 and $7, respectively, were from related parties.

(5) Of these amounts, $53, $73, $81, $69, $61, $64, $60 and $58, respectively, were from related parties.

(6) Of these amounts, $267, $209, $310, $379, $90, $58, $36 and $30, respectively, were from related parties.

(7) Of these amounts, $43, $45, $45, $38, $42, $38, $37 and $35, respectively, were from related parties.

The following tables set forth trading volume and average variable transaction fee per million traded for the eight quarters ended December 31, 2009.

	Three Months Ended							
	Mar 31, 2008	Jun 30, 2008	Sep 30, 2008	Dec 31, 2008	Mar 31, 2009	Jun 30, 2009	Sep 30, 2009	Dec 31, 2009
	(In billions)							
Trading Volume Data								
U.S. high-grade	$38.8	$42.7	$27.5	$25.6	$36.8	$37.9	$47.0	$55.4
Eurobond	8.1	11.8	8.6	7.2	9.1	13.2	16.6	17.9
Other	17.6	15.3	12.9	10.4	14.1	15.7	16.8	18.7
Total	$64.5	$69.8	$49.0	$43.2	$60.0	$66.8	$80.4	$92.0

	Three Months Ended							
	Mar 31, 2008	Jun 30, 2008	Sep 30, 2008	Dec 31, 2008	Mar 31, 2009	Jun 30, 2009	Sep 30, 2009	Dec 31, 2009
Average Variable Transaction Fee Per Million								
U.S. high-grade	$112	$111	$118	$150	$175	$163	$186	$187
Eurobond	$105	$110	$100	$131	$128	$131	$145	$140
Other	$131	$161	$156	$200	$197	$210	$208	$195
Total	$116	$122	$126	$159	$173	$168	$182	$180
Number of U.S. trading days	61	64	64	62	61	63	64	62
Number of U.K. trading days	62	63	65	64	63	61	65	64

Liquidity and Capital Resources

During the past three years, we have met our funding requirements through cash on hand, internally generated funds and the issuance of Series B Preferred Stock. Cash and cash equivalents and securities available-for-sale totaled $174.3 million at December 31, 2009. Other than a capital lease obligation amounting to $1.2 million as of December 31, 2009, we have no long-term or short-term debt and do not maintain bank lines of credit.

Our cash flows were as follows:

	Year Ended December 31,		
	2009	2008	2007
	(In thousands)		
Net cash provided by operating activities	$ 43,327	$ 27,634	$ 29,120
Net cash (used in) investing activities	(44,165)	(22,499)	(11,179)
Net cash (used in) provided by financing activities	(2,646)	30,311	(27,015)
Effect of exchange rate changes on cash	(498)	(834)	(215)
Net (decrease) increase for the period	$ (3,982)	$ 34,612	$ (9,289)

Operating Activities

Net cash provided by operating activities of $43.3 million for the year ended December 31, 2009 consisted of net income of $16.1 million, adjusted for non-cash charges, primarily consisting of depreciation and amortization of $6.8 million, stock-based compensation expense of $8.4 million, deferred taxes of $12.3 million and an increase in cash used for working capital of $0.9 million. The use of working capital primarily resulted from an increase in accounts receivable of $10.5 million, offset by increases in accrued employee compensation of $4.7 million, deferred revenue of $2.0 million and accounts payable, accrued expenses and other liabilities of $2.8 million.

Net cash provided by operating activities of $27.6 million for the year ended December 31, 2008 consisted of net income of $7.9 million, adjusted for non-cash charges, primarily consisting of depreciation and amortization of

$7.9 million, stock-based compensation expense of $7.1 million, deferred taxes of $4.8 million and provision for bad debts of $1.3 million, offset by an increase in cash used for working capital of $1.3 million. The use of working capital primarily resulted from a decrease in accrued employee compensation of $4.2 million and a decrease in accounts payable, accrued expenses and other liabilities of $3.2 million, offset by a decrease in accounts receivable of $5.8 million.

Net cash provided by operating activities of $29.1 million for the year ended December 31, 2007 consisted of net income of $10.3 million, adjusted for non-cash charges, primarily consisting of depreciation and amortization of $7.2 million, stock-based compensation expense of $5.6 million and deferred taxes of $4.7 million and a decrease in working capital of $0.9 million. The decrease in working capital primarily resulted from an increase in accrued employee compensation of $1.5 million and an increase in accounts payable, accrued expenses and other liabilities of $0.8 million, offset by an increase in accounts receivable of $1.4 million.

Investing Activities

Net cash used in investing activities of $44.2 million for the year ended December 31, 2009 primarily consisted of net purchases of securities available-for-sale of $35.3 million, purchases of furniture, equipment and leasehold improvements of $4.9 million, capitalization of software development costs of $1.9 million and an earn-out payment relating to the Greenline acquisition of $1.4 million.

Net cash used in investing activities of $22.5 million for the year ended December 31, 2008 primarily consisted of $34.9 million for the acquisition of Greenline, purchases of furniture, equipment and leasehold improvements of $1.7 million and capitalization of software development costs of $2.4 million, offset by net maturities of securities available-for-sale of $16.3 million,

Net cash used in investing activities of $11.2 million for the year ended December 31, 2007 primarily consisted of the acquisition of TWS for $3.1 million, net purchases of securities available-for-sale of $2.5 million, purchases of furniture, equipment and leasehold improvements of $1.5 million and capitalization of software development costs of $3.4 million.

Financing Activities

Net cash used in financing activities of $2.6 million for the year ended December 31, 2009 primarily consisted of dividends paid of $2.7 million.

Net cash provided by financing activities of $30.3 million for the year ended December 31, 2008 primarily consisted of the net proceeds from the issuance of the Series B Preferred Stock and related common stock purchase warrants of $33.5 million, offset by the purchase of treasury stock of $2.8 million.

Net cash used in financing activities of $27.0 million for the year ended December 31, 2007 primarily consisted of $34.6 million for the purchase of treasury stock, offset by proceeds from the exercise of stock options of $5.2 million and excess tax benefits from stock-based compensation of $2.2 million.

Other Factors Influencing Liquidity and Capital Resources

We are dependent on our broker-dealer clients who are not restricted from buying and selling fixed-income securities, directly or through their own proprietary or third-party platforms, with institutional investors. None of our broker-dealer clients is contractually or otherwise obligated to continue to use our electronic trading platform. The loss of, or a significant reduction in the use of our electronic platform by, our broker-dealer clients could reduce our cash flows, affect our liquidity and have a material adverse effect on our business, financial condition and results of operations.

We believe that our current resources are adequate to meet our liquidity needs and capital expenditure requirements for at least the next 12 months. However, our future liquidity and capital requirements will depend on a number of factors, including expenses associated with product development and expansion and new business opportunities that are intended to further diversify our revenue stream. We may also acquire or invest in technologies, business ventures or products that are complementary to our business. In the event we require any additional financing, it will take the form of equity or debt financing. Any additional equity offerings may result in dilution to our stockholders. Any debt financings, if available at all, may involve restrictive covenants with respect to dividends, issuances of additional capital and other financial and operational matters related to our business.

We have three regulated subsidiaries, MarketAxess Corporation, MarketAxess Europe Limited and MarketAxess Canada Ltd. MarketAxess Corporation is a registered broker-dealer in the U.S., MarketAxess Europe Limited is a registered multilateral trading facility in the U.K. and MarketAxess Canada Ltd. is a registered Alternative Trading System in the Province of Ontario. As such, they are subject to minimum regulatory capital requirements imposed by their respective market regulators that are intended to ensure general financial soundness and liquidity based on certain minimum capital requirements. The relevant regulations prohibit a registrant from repaying borrowings from its parent or affiliates, paying cash dividends, making loans to its parent or affiliates or otherwise entering into transactions that result in a significant reduction in its regulatory net capital position without prior notification to or approval from its principal regulator. The capital structures of our subsidiaries are designed to provide each with capital and liquidity consistent with its business and regulatory requirements. The following table sets forth the capital requirements, as defined, that the Company's subsidiaries were required to maintain as of December 31, 2009:

	MarketAxess Corporation	**MarketAxess Europe Limited**	**MarketAxess Canada Limited**
		(In thousands)	
Net capital	$26,935	$19,308	$456
Minimum net capital required	2,194	2,788	261
Excess net capital	$24,741	$16,520	$195

We execute certain bond transactions between and among institutional investor and broker-dealer clients on a riskless principal basis by serving as counterparty to both the buyer and the seller in matching back-to-back trades, which are then settled through a third-party clearing organization. MarketAxess Corporation acts as intermediary on a riskless principal basis in these bond transactions by serving as counterparty to the two clients involved. Settlement typically occurs within one to three trading days after the trade date. Cash settlement of the transaction occurs upon receipt or delivery of the underlying instrument that was traded. Under a securities clearing agreement with the independent third party, MarketAxess Corporation maintains a collateral deposit with the clearing broker in the form of cash or U.S. government securities. As of December 31, 2009 and 2008, the collateral deposit included in securities and cash provided as collateral in the Consolidated Statements of Financial Condition was $0.5 million. MarketAxess Corporation is exposed to credit risk in the event a counterparty does not fulfill its obligation to complete a transaction. Pursuant to the terms of the securities clearing agreement between MarketAxess Corporation and the independent clearing broker, the clearing broker has the right to charge MarketAxess Corporation for losses resulting from a counterparty's failure to fulfill its contractual obligations. The losses are not capped at a maximum amount and apply to all trades executed through the clearing broker. At December 31, 2009, MarketAxess Corporation had not recorded any liabilities with regard to this right.

In the ordinary course of business, we enter into contracts that contain a variety of representations, warranties and general indemnifications. Our maximum exposure from any claims under these arrangements is unknown, as this would involve claims that have not yet occurred. However, based on past experience, we expect the risk of loss to be remote.

Prior to 2009, we retained all earnings for investment in our business. In October 2009, our Board of Directors approved a regular quarterly dividend. The first quarterly cash dividend of $0.07 per share was paid to our stockholders in November 2009 and a quarterly cash dividend of $0.07 per share will be paid on March 3, 2010 to stockholders of record as of the close of business on February 17, 2010. We expect the total amount payable to be approximately $2.7 million. We expect to continue paying regular cash dividends, although there is no assurance as to such dividends. Any future declaration and payment of dividends will be at the sole discretion of our Board of Directors.

Effects of Inflation

Because the majority of our assets are liquid in nature, they are not significantly affected by inflation. However, the rate of inflation may affect our expenses, such as employee compensation, office leasing costs and communications expenses, which may not be readily recoverable in the prices of our services. To the extent inflation results in rising interest rates and has other adverse effects on the securities markets, it may adversely affect our financial position and results of operations.

Contractual Obligations and Commitments

As of December 31, 2009, we had the following contractual obligations and commitments:

	Payments due by period				
	Total	Less than 1 year	1 - 3 years	3 - 5 years	More than 5 years
			(In thousands)		
Operating leases	$22,408	$ 1,777	$3,935	$3,934	$12,762
Capital leases	1,370	336	672	362	—
Foreign currency forward contract	28,299	28,299	—	—	—
	$52,077	$30,412	$4,607	$4,296	$12,762

We enter into foreign currency forward contracts with a noncontrolling stockholder broker-dealer client to hedge the exposure to variability in foreign currency cash flows resulting from the net investment in our U.K. subsidiary. As of December 31, 2009, the notional value of the foreign currency forward contract outstanding was $28.0 million and the gross and net fair value liability was $0.3 million.

As of December 31, 2009, we had unrecognized tax benefits of $2.9 million. Due to the nature of the underlying positions, it is not currently possible to schedule the future payment obligations by period.

In January 2010, our board of directors approved a quarterly dividend to be paid to the holders of the outstanding shares of capital stock. A cash dividend of $0.07 per share of common stock outstanding or issuable upon conversion of shares of non-voting common stock and Series B Preferred Stock outstanding, will be payable on March 3, 2010 to stockholders of record as of the close of business on February 17, 2010. We expect the total amount payable to be approximately $2.7 million.

Recent Accounting Pronouncements

See Note 2 to the Consolidated Financial Statements included in Item 8 of this Annual Report on Form 10-K for a discussion of recent accounting pronouncements.

Item 7A. *Quantitative and Qualitative Disclosures About Market Risk.*

Market risk is the risk of the loss resulting from adverse changes in market rates and prices, such as interest rates and foreign currency exchange rates.

Market Risk

The global financial services business is, by its nature, risky and volatile and is directly affected by many national and international factors that are beyond our control. Any one of these factors may cause a substantial decline in the U.S. and global financial services markets, resulting in reduced trading volume and revenues. These events could have a material adverse effect on our business, financial condition and results of operations.

As of December 31, 2009, we had a $71.0 million investment in securities available-for-sale. Adverse movements, such as a 10% decrease in the value of these securities or a downturn or disruption in the markets for these securities, could result in a substantial loss. In addition, principal gains and losses resulting from these securities could on occasion have a disproportionate effect, positive or negative, on our financial condition and results of operations for any particular reporting period.

See also Item 1A. *Risk Factors*, "Risks Related to Our Industry — *Economic, political and market factors beyond our control could reduce demand for our services and harm our business, and our profitability could suffer.*"

Interest Rate Risk

Interest rate risk represents our exposure to interest rate changes with respect to the money market instruments, U.S. Treasury obligations and short-term fixed-income securities in which we invest. As of December 31, 2009, our cash and cash equivalents and securities available-for-sale amounted to $174.3 million and were primarily invested in money market instruments, U.S. government obligations and municipal securities. We do not maintain an inventory of bonds that are traded on our platform.

Derivative Risk

Our limited derivative risk stems from our activities in the foreign currency forward contract market. We use this market to mitigate our U.S. dollar versus Pound Sterling exposure that arises from the activities of our U.K. subsidiary. As of December 31, 2009, the notional value of our foreign currency forward contracts was $28.0 million. We do not speculate in any derivative instruments.

Credit Risk

We act as a riskless principal through our subsidiary, MarketAxess Corporation, in certain transactions that we execute between clients. We act as an intermediary in these transactions by serving as counterparty to both the buyer and the seller in matching back-to-back bond trades, which are then settled through a third-party clearing organization. Settlement typically occurs within one to three trading days after the trade date. Cash settlement of the transaction occurs upon receipt or delivery of the underlying instrument that was traded.

We are exposed to credit risk in our role as trading counterparty to our clients. We are exposed to the risk that third parties that owe us money, securities or other assets will not perform their obligations. These parties may default on their obligations to us due to bankruptcy, lack of liquidity, operational failure or other reasons. Adverse movements in the prices of securities that are the subject of these transactions can increase our risk. Where the unmatched position or failure to deliver is prolonged, there may also be regulatory capital charges required to be taken by us. The policies and procedures we use to manage this credit risk are new and untested. There can be no assurance that these policies and procedures will effectively mitigate our exposure to credit risk.

Item 8. ***Financial Statements and Supplementary Data.***

MARKETAXESS HOLDINGS INC.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Management's Report on Internal Control Over Financial Reporting 62

Audited Consolidated Financial Statements

Report of Independent Registered Public Accounting Firm 63

Consolidated Statements of Financial Condition — As of December 31, 2009 and 2008 64

Consolidated Statements of Operations — For the years ended December 31, 2009, 2008 and 2007 65

Consolidated Statements of Changes in Stockholders' Equity and Accumulated Other Comprehensive Loss — For the years ended December 31, 2009, 2008 and 2007. 66

Consolidated Statements of Cash Flows — For the years ended December 31, 2009, 2008 and 2007 . . . 67

Notes to Consolidated Financial Statements 68

The unaudited supplementary data regarding consolidated quarterly income statement data are incorporated by reference to the information set forth in Item 7, "Management's Discussion and Analysis of Financial Condition and Results of Operations," in the section captioned "Quarterly Results of Operations."

MANAGEMENT'S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Management of MarketAxess Holdings Inc. is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Securities Exchange Act of 1934. The Company's internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with U.S. generally accepted accounting principles. The Company's internal control over financial reporting includes those policies and procedures that:

(i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company;

(ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and

(iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management assessed the effectiveness of the Company's internal control over financial reporting as of December 31, 2009. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission in *Internal Control — Integrated Framework*.

Based on our assessment and those criteria, management concluded that the Company maintained effective internal control over financial reporting as of December 31, 2009.

The effectiveness of our internal control over financial reporting as of December 31, 2009 has been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm, as stated in their report which appears herein.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders of MarketAxess Holdings Inc.:

In our opinion, the consolidated financial statements listed in the accompanying index present fairly, in all material respects, the financial position of MarketAxess Holdings Inc. and its subsidiaries at December 31, 2009 and 2008, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2009 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2009, based on criteria established in *Internal Control — Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying "Management's Report on Internal Control over Financial Reporting." Our responsibility is to express opinions on these financial statements and on the Company's internal control over financial reporting based on our integrated audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ PRICEWATERHOUSECOOPERS LLP

PRICEWATERHOUSECOOPERS LLP

New York, New York
February 24, 2010

MARKETAXESS HOLDINGS INC.

CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION

	As of December 31	
	2009	2008
	(In thousands, except share and per share amounts)	
ASSETS		
Cash and cash equivalents	$103,341	$107,323
Securities available-for-sale	70,997	35,227
Securities and cash provided as collateral	4,971	4,316
Accounts receivable, including receivables from related parties of $3,431 and $1,930, respectively, net of allowance of $859 and $1,012 as of December 31, 2009 and 2008, respectively	23,150	13,283
Furniture, equipment and leasehold improvements, net of accumulated depreciation and amortization	6,856	3,369
Software development costs, net of accumulated amortization	3,420	4,521
Goodwill and intangible assets, net of accumulated amortization	37,530	39,546
Prepaid expenses and other assets	3,041	3,177
Deferred tax assets, net	23,980	35,666
Total assets	$277,286	$246,428
LIABILITIES AND STOCKHOLDERS' EQUITY		
Liabilities		
Accrued employee compensation	$ 15,157	$ 10,439
Deferred revenue	4,262	2,303
Accounts payable, accrued expenses, and other liabilities, including payables to related parties of $29 and $11 as of December 31, 2009 and 2008, respectively	11,050	8,878
Total liabilities	30,469	21,620
Commitments and Contingencies (Note 14)		
Series B Preferred Stock, $0.001 par value, 35,000 shares authorized, issued and outstanding as of December 31, 2009 and 2008, liquidation preference of $1,000 per share	30,315	30,315
Stockholders' equity		
Preferred stock, $0.001 par value, 4,855,000 shares authorized, no shares issued and outstanding as of December 31, 2009 and 2008	—	—
Series A Preferred Stock, $0.001 par value, 110,000 shares authorized, no shares issued and outstanding as of December 31, 2009 and 2008	—	—
Common stock voting, $0.003 par value, 110,000,000 shares authorized, 34,654,957 shares and 33,971,309 shares issued as of December 31, 2009 and 2008, respectively	104	102
Common stock non-voting, $0.003 par value, 10,000,000 shares authorized, 2,585,654 shares issued and outstanding as of December 31, 2009 and 2008	9	9
Additional paid-in capital	313,896	305,508
Receivable for common stock subscribed	(713)	(951)
Treasury stock — Common stock voting, at cost, 2,864,120 shares as of December 31, 2009 and 2008, respectively	(40,000)	(40,000)
Accumulated deficit	(55,403)	(68,855)
Accumulated other comprehensive loss	(1,391)	(1,320)
Total stockholders' equity	216,502	194,493
Total liabilities and stockholders' equity	$277,286	$246,428

The accompanying notes are an integral part of these consolidated financial statements.

MARKETAXESS HOLDINGS INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

	Year Ended December 31,		
	2009	2008	2007
	(In thousands, except share and per share amounts)		
Revenues			
Commissions			
U.S. high-grade, including $8,757, $7,746 and $21,840 from related parties for the years ended December 31, 2009, 2008 and 2007, respectively	$ 62,557	$ 46,547	$ 52,541
Eurobond, including $3,817, $3,207 and $4,960 from related parties for the years ended December 31, 2009, 2008 and 2007, respectively	20,339	18,146	18,828
Other, including $1,529, $1,513 and $4,641 from related parties for the years ended December 31, 2009, 2008 and 2007, respectively	13,236	8,835	8,845
Total commissions	96,132	73,528	80,214
Technology products and services, including $35, $33 and $0 from related parties for the years ended December 31, 2009, 2008 and 2007, respectively	9,778	8,555	742
Information and user access fees, including $243, $276 and $798 from related parties for the years ended December 31, 2009, 2008 and 2007, respectively	6,252	6,025	5,877
Investment income, including $214, $1,165 and $2,062 from related parties for the years ended December 31, 2009, 2008 and 2007, respectively	1,222	3,478	5,242
Other, including $152, $169 and $452 from related parties for the years ended December 31, 2009, 2008 and 2007, respectively	1,055	1,499	1,568
Total revenues	114,439	93,085	93,643
Expenses			
Employee compensation and benefits	50,274	43,810	43,051
Depreciation and amortization	6,790	7,879	7,170
Technology and communications	8,436	8,311	7,463
Professional and consulting fees	6,869	8,171	7,639
Occupancy	3,129	2,891	3,275
Marketing and advertising	2,882	3,032	1,905
General and administrative, including $79, $57 and $207 to related parties for the years ended December 31, 2009, 2008 and 2007, respectively	6,010	6,157	5,889
Total expenses	84,390	80,251	76,392
Income before income taxes	30,049	12,834	17,251
Provision for income taxes	13,947	4,935	6,931
Net income	$ 16,102	$ 7,899	$ 10,320
Net income per common share			
Basic	$ 0.44	$ 0.23	$ 0.32
Diluted	$ 0.42	$ 0.22	$ 0.30
Weighted average shares outstanding			
Basic	33,263,828	32,830,923	32,293,036
Diluted	38,081,980	35,737,379	34,453,195

The accompanying notes are an integral part of these consolidated financial statements.

MARKETAXESS HOLDINGS INC.

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY AND ACCUMULATED OTHER COMPREHENSIVE LOSS

	Common Stock Voting	Common Stock Non - Voting	Warrants	Additional Paid-In Capital	Receivable for Common Stock Subscribed	Treasury Stock - Common Stock Voting	Accumulated Deficit	Accumulated Other Comprehen-sive Loss	Total Stockholders' Equity
	(In thousands)								
Balance at December 31, 2006	$ 88	$11	$ 11,658	$265,030	$(1,042)	$ (2,653)	$(87,074)	$ (733)	$185,285
Comprehensive income:									
Net income	—	—	—	—	—	—	10,320	—	10,320
Cumulative translation adjustment and foreign currency exchange hedge, net of tax	—	—	—	—	—	—	—	(213)	(213)
Unrealized net gains on securities available-for-sale, net of tax	—	—	—	—	—	—	—	62	62
Total comprehensive income									10,169
Effect of adoption of change in accounting principle	—	—	—	324	—	—	—	—	324
Stock-based compensation	—	—	—	5,634	—	—	—	—	5,634
Exercise of stock options and grants of restricted stock	2	—	—	5,189	—	—	—	—	5,191
Excess tax benefits from stock-based compensation	—	—	—	2,160	—	—	—	—	2,160
Conversion from non-voting to voting common stock	2	(2)	—	—	—	—	—	—	—
Exercise of warrants	7	—	(11,658)	11,651	—	—	—	—	—
Repayment of promissory notes	—	—	—	—	208	—	—	—	208
Purchase of treasury stock	—	—	—	—	—	(34,574)	—	—	(34,574)
Balance at December 31, 2007	99	9	—	289,988	(834)	(37,227)	(76,754)	(884)	174,397
Comprehensive income:									
Net income	—	—	—	—	—	—	7,899	—	7,899
Cumulative translation adjustment and foreign currency exchange hedge, net of tax	—	—	—	—	—	—	—	(410)	(410)
Unrealized net loss on securities available-for-sale, net of tax	—	—	—	—	—	—	—	(26)	(26)
Total comprehensive income									7,463
Stock-based compensation	—	—	—	7,061	—	—	—	—	7,061
Issuance of common stock related to the acquisition of Greenline Financial Technologies, Inc.	2	—	—	5,773	—	—	—	—	5,775
Exercise of stock options and grants of restricted stock, net of withholding tax on stock vesting	1	—	—	(318)	—	—	—	—	(317)
Decrement in windfall from stock-based compensation	—	—	—	(191)	—	—	—	—	(191)
Issuance of common stock purchase warrant	—	—	—	3,195	—	—	—	—	3,195
Repayment of promissory notes and adjustment of prior year principal and interest balances	—	—	—	—	(117)	—	—	—	(117)
Purchase of treasury stock	—	—	—	—	—	(2,773)	—	—	(2,773)
Balance at December 31, 2008	102	9	—	305,508	(951)	(40,000)	(68,855)	(1,320)	194,493
Comprehensive income:									
Net income	—	—	—	—	—	—	16,102	—	16,102
Cumulative translation adjustment and foreign currency exchange hedge, net of tax	—	—	—	—	—	—	—	(331)	(331)
Unrealized net gain on securities available-for-sale, net of tax	—	—	—	—	—	—	—	260	260
Total comprehensive income									16,031
Stock-based compensation	—	—	—	8,414	—	—	—	—	8,414
Exercise of stock options and grants of restricted stock, net of withholding tax on stock vesting	2	—	—	240	—	—	—	—	242
Decrement in windfall from stock-based compensation	—	—	—	(266)	—	—	—	—	(266)
Repayment of promissory notes	—	—	—	—	238	—	—	—	238
Cash dividend on common stock and Series B Preferred Stock	—	—	—	—	—	—	(2,650)	—	(2,650)
Balance at December 31, 2009	$104	$ 9	$ —	$313,896	$ (713)	$(40,000)	$(55,403)	$(1,391)	$216,502

The accompanying notes are an integral part of these consolidated financial statements.

MARKETAXESS HOLDINGS INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year Ended December 31,		
	2009	2008	2007
	(In thousands)		
Cash flows from operating activities			
Net income	$ 16,102	$ 7,899	$ 10,320
Adjustments to reconcile net income to net cash provided by operating activities:	6,790	7,879	7,170
Depreciation and amortization			
Stock-based compensation expense	8,414	7,061	5,634
Deferred taxes	12,255	4,819	4,696
Provision for bad debts	652	1,260	412
Changes in operating assets and liabilities, net of businesses acquired:			
(Increase) decrease in accounts receivable, including (increase) decrease of ($1,501), $4,360 and $2,289 from related parties for the years ended December 31, 2009, 2008 and 2007, respectively	(10,519)	5,785	(1,362)
Decrease (increase) in prepaid expenses and other assets	136	(221)	81
Increase (decrease) in accrued employee compensation	4,718	(4,228)	1,480
Increase (decrease) in deferred revenue	1,959	618	(97)
Increase (decrease) in accounts payable, accrued expenses and other liabilities, including increase (decrease) of $18, ($166) and $67 to related parties for the years ended December 31, 2009, 2008 and 2007, respectively	2,820	(3,238)	786
Net cash provided by operating activities	43,327	27,634	29,120
Cash flows from investing activities			
Acquisition of businesses, net of cash acquired (Note 3)	(1,368)	(34,918)	(3,139)
Securities available-for-sale:			
Proceeds from maturities	22,062	46,281	46,242
Purchases	(57,406)	(29,959)	(48,722)
Securities and cash provided as collateral	(655)	139	(657)
Purchases of furniture, equipment and leasehold improvements	(4,909)	(1,677)	(1,533)
Capitalization of software development costs	(1,889)	(2,365)	(3,370)
Net cash (used in) investing activities	(44,165)	(22,499)	(11,179)
Cash flows from financing activities			
Issuance of Series B Preferred Stock and common stock purchase warrants	—	33,510	—
Cash dividend on common stock and Series B Preferred Stock	(2,650)	—	—
Proceeds from exercise of stock options and grants of restricted stock, net of withholding tax	242	(317)	5,191
(Decrement in windfall) excess tax benefits from stock-based compensation	(266)	(191)	2,160
Purchase of treasury stock — common stock voting	—	(2,773)	(34,574)
Other	28	82	208
Net cash (used in) provided by financing activities	(2,646)	30,311	(27,015)
Effect of exchange rate changes on cash	(498)	(834)	(215)
Cash and cash equivalents			
Net (decrease) increase for the period	(3,982)	34,612	(9,289)
Beginning of period	107,323	72,711	82,000
End of period	$103,341	$107,323	$ 72,711
Supplemental cash flow information:			
Cash paid during the year			
Cash paid for income taxes	$ 837	$ 452	$ 246
Non-cash activity			
Issuance of common stock in connection with business acquisition	$ —	$ 5,775	$ —
Capital lease obligation	$ 723	$ 677	$ —
Exercise of warrants and issuance of common stock	$ —	$ —	$ 11,658

The accompanying notes are an integral part of these consolidated financial statements.

1. Organization and Principal Business Activity

MarketAxess Holdings Inc. (the "Company") was incorporated in the State of Delaware on April 11, 2000. Through its subsidiaries, the Company operates an electronic trading platform for corporate bonds and other types of fixed-income instruments through which the Company's institutional investor clients can access the liquidity provided by its broker-dealer clients. The Company's multi-dealer trading platform allows its institutional investor clients to simultaneously request competitive, executable bids or offers from multiple broker-dealers, and to execute trades with the broker-dealer of their choice. The Company offers its clients the ability to trade U.S. high-grade corporate bonds, European high-grade corporate bonds, credit default swaps, agencies, high yield and emerging markets bonds. The Company's DealerAxess® trading service allows dealers to trade fixed-income securities and credit default swaps with each other on its platform. The Company executes certain bond transactions between and among institutional investor and broker-dealer clients on a riskless principal basis by serving as counterparty to both the buyer and the seller in matching back-to-back trades, which then settle through a third-party clearing organization. Through its Corporate BondTicker™ service, the Company provides fixed-income market data, analytics and compliance tools that help its clients make trading decisions. In addition, the Company provides FIX (Financial Information eXchange) message management tools, connectivity solutions and ancillary technology services that facilitate the electronic communication of order information between trading counterparties.

The Company's stockholder broker-dealer clients as of January 1, 2009 were BNP Paribas, Credit Suisse and JPMorgan. These broker-dealer clients constitute related parties of the Company (together, the "Stockholder Broker-Dealer Clients"). For 2008 and 2007, three dealers and seven dealers, respectively, were considered to be Stockholder Broker-Dealer Clients. See Note 10, "Related Parties."

2. Significant Accounting Policies

Basis of Presentation

The consolidated financial statements include the accounts of the Company and its subsidiaries. All inter-company transactions and balances have been eliminated.

Cash and Cash Equivalents

Cash and cash equivalents include cash maintained at U.S. and U.K. banks and in money market funds. The Company defines cash equivalents as short-term interest-bearing investments with maturities at the time of purchase of three months or less.

Securities Available-for-Sale

The Company classifies its marketable securities as available-for-sale securities. Unrealized marketable securities gains and losses, net of taxes, are reflected as a net amount under the caption of accumulated other comprehensive loss on the Consolidated Statements of Financial Condition. Realized gains and losses are recorded in the Consolidated Statements of Operations in other revenues. For the purpose of computing realized gains and losses, cost is determined on a specific identification basis.

The Company assesses whether an other-than-temporary impairment loss on the investments has occurred due to declines in fair value or other market conditions. Declines in fair values that are considered other-than-temporary are recorded as charges in the Consolidated Statements of Operations. No charges for other-than-temporary losses were recorded during 2009, 2008 or 2007.

Fair Value Financial Instruments

Pursuant to a new accounting standard adopted in 2008, fair value is defined as "the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date." The standard also establishes a three-tiered fair value hierarchy that prioritizes inputs to valuation techniques used in fair value calculations. The three levels of inputs are defined as Level 1 (unadjusted quoted prices for identical assets or liabilities in active markets), Level 2 (inputs that are observable in the marketplace other than those inputs classified in Level 1) and Level 3 (inputs that are unobservable in the marketplace). The Company's financial assets and liabilities measured at fair value on a recurring basis consist of its securities available-for-sale portfolio and one foreign currency forward contract.

Securities and Cash Provided as Collateral

Securities provided as collateral consist of U.S. government obligations and cash. Collectively, these amounts are used as collateral for standby letters of credit, electronic bank settlements, foreign currency forward contracts to hedge the Company's net investments in certain foreign subsidiaries and broker-dealer clearance accounts.

Allowance for Doubtful Accounts

The Company continually monitors collections and payments from its clients and maintains an allowance for doubtful accounts. The allowance for doubtful accounts is based upon the historical collection experience and specific collection issues that have been identified. Additions to the allowance for doubtful accounts are charged to bad debt expense, which is included in general and administrative expense in the Company's Consolidated Statements of Operations.

The allowance for doubtful accounts was $0.9 million, $1.0 million and $0.9 million as of December 31, 2009, 2008 and 2007, respectively. The provision for bad debts was $0.7 million, $1.3 million and $0.4 million for the years ended December 31, 2009, 2008 and 2007, respectively. Write-offs and other charges against the allowance for doubtful accounts were $0.6 million, $0.9 million and $0.3 million for the years ended December 31, 2009, 2008 and 2007, respectively.

Depreciation and Amortization

Fixed assets are carried at cost less accumulated depreciation. The Company uses the straight-line method of depreciation over three to seven years. Leasehold improvements are stated at cost and are amortized using the straight-line method over the lesser of the life of the improvement or the remaining term of the lease.

Software Development Costs

The Company capitalizes certain costs associated with the development of internal use software at the point at which the conceptual formulation, design and testing of possible software project alternatives have been completed. The Company capitalizes employee compensation and related benefits and third party consulting costs incurred during the preliminary software project stage. Once the product is ready for its intended use, such costs are amortized on a straight-line basis over three years. The Company reviews the amounts capitalized for impairment whenever events or changes in circumstances indicate that the carrying amounts of the assets may not be recoverable.

Foreign Currency Translation and Forward Contracts

Assets and liabilities denominated in foreign currencies are translated using exchange rates at the end of the period; revenues and expenses are translated at average monthly rates. Gains and losses on foreign currency translation are a component of accumulated other comprehensive loss in the Consolidated Statements of Financial Condition. Transaction gains and losses are recorded in general and administrative expense in the Consolidated Statements of Operations.

The Company enters into foreign currency forward contracts to hedge its net investment in its U.K. subsidiary. Gains and losses on these transactions are deferred and included in accumulated other comprehensive loss on the Consolidated Statements of Financial Condition.

Revenue Recognition

The majority of the Company's revenues are derived from monthly distribution fees and commissions for trades executed on its platform that are billed to its broker-dealer clients on a monthly basis. The Company also derives revenues from technology products and services, information and user access fees, investment income and other income.

Commission revenue. Commissions are generally calculated as a percentage of the notional dollar volume of bonds traded on the platform and vary based on the type and maturity of the bond traded. Under the Company's transaction fee plans, bonds that are more actively traded or that have shorter maturities are generally charged lower commissions, while bonds that are less actively traded or that have longer maturities generally command higher commissions. For trades that the Company executes between and among institutional investor and broker-dealer clients on a riskless principal basis by serving as counterparty to both the buyer and the seller, the Company earns the commission through the difference in price between the two back-to-back trades.

Technology products and services. The Company generates revenues from technology software licenses, maintenance and support services (referred to as post-contract technical support or "PCS") and professional consulting services. Revenue is generally recognized when persuasive evidence of an arrangement exists, delivery has occurred, the fee is fixed or determinable and collection is considered probable. The Company generally sells software licenses and services together as part of multiple-element arrangements. The Company also enters into contracts for technology integration consulting services unrelated to any software product. When the Company enters into a multiple-element arrangement, the residual method is used to allocate the total fee among the elements of the arrangement. Under the residual method, license revenue is recognized upon delivery when vendor-specific objective evidence of fair value exists for all of the undelivered elements in the arrangement, but does not exist for one or more of the delivered elements in the arrangement. Each license arrangement requires that the Company analyze the individual elements in the transaction and estimate the fair value of each undelivered element, which typically includes PCS and professional services. License revenue consists of license fees charged for the use of the Company's products under perpetual and, to a lesser extent, term license arrangements. License revenue from a perpetual arrangement is generally recognized upon delivery while license revenue from a term arrangement is recognized ratably over the duration of the arrangement on a straight-line basis. If the professional services are essential to the functionality of the software product, the license revenue is recognized upon customer acceptance or satisfaction of the service obligation.

Professional services are generally separately priced, are available from a number of suppliers and are typically not essential to the functionality of the Company's software products. Revenues from these services are recognized separately from the license fee. Generally, revenue from time-and-materials consulting contracts is recognized as services are performed.

PCS includes telephone support, bug fixes and unspecified rights to product upgrades and enhancements, and is recognized ratably over the term of the service period, which is generally 12 months. The Company estimates the fair value of the PCS portion of an arrangement based on the price charged for PCS when sold separately. The Company sells PCS on a separate, standalone basis when customers renew PCS.

Revenues from contracts for technology integration consulting services are recognized on the percentage-of-completion method. Percentage-of-completion accounting involves calculating the percentage of services provided during the reporting period compared to the total estimated services to be provided over the duration of the contract. If estimates indicate that a contract loss will occur, a loss provision is recorded in the period in which the loss first becomes probable and reasonably estimable. Contract losses are determined to be the amount by which the estimated direct and indirect costs of the contract exceed the estimated total revenues that will be generated by the contract. There were no contract loss provisions recorded as of December 31, 2009 and 2008. Revenues recognized in excess of billings are recorded as unbilled services. Billings in excess of revenues recognized are recorded as deferred revenues until revenue recognition criteria are met.

Initial set-up fees. The Company enters into agreements with its broker-dealer clients pursuant to which the Company provides access to its platform through a non-exclusive and non-transferable license. Broker-dealer clients may pay an initial set-up fee, which is typically due and payable upon execution of the broker-dealer agreement. The initial set-up fee varies by agreement. Revenue is recognized over the initial term of the agreement, which is generally two years.

Stock-Based Compensation

The Company measures and recognizes compensation expense for all share-based payment awards based on their estimated fair values measured as of the grant date. These costs are recognized as an expense in the Consolidated Statements of Operations over the requisite service period, which is typically the vesting period, with an offsetting increase to additional paid-in capital.

Income Taxes

Income taxes are accounted for using the asset and liability method. Deferred income taxes reflect the net tax effects of temporary differences between the financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when such differences are expected to reverse. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. A valuation allowance is recognized against deferred tax assets if it is more likely than not that such assets will not be realized in future years. The Company recognizes interest and penalties related to unrecognized tax benefits in general and administrative expenses in the Consolidated Statements of Operations.

Business Combinations, Goodwill and Intangible Assets

Business acquisitions were completed prior to December 31, 2008 and were accounted for under the purchase method of accounting. The total cost of an acquisition is allocated to the underlying net assets based on their respective estimated fair values. The excess of the purchase price over the estimated fair values of the net assets acquired is recorded as goodwill. Determining the fair value of certain assets acquired and liabilities assumed is judgmental in nature and often involves the use of significant estimates and assumptions, including assumptions with respect to future cash flows, discount rates, growth rates and asset lives.

Goodwill and other intangibles with indefinite lives are not amortized. An impairment review of goodwill is performed on an annual basis and more frequently if circumstances change. Intangible assets with definite lives, including purchased technologies, customer relationships and other intangible assets, are amortized on a straight-line basis over their estimated useful lives, ranging from five to ten years. The Company has no intangibles with indefinite lives. Intangible assets are assessed for impairment when events or circumstances indicate the existence of a possible impairment.

Earnings Per Share

Earnings per share ("EPS") is calculated using the two-class method. Basic EPS is computed by dividing the net income attributable to common stock by the weighted-average number of shares of common stock outstanding for the period, including consideration of the two-class method to the extent that participating securities were outstanding during the period. Under the two-class method, undistributed net income is allocated to common stock and participating securities based on their respective right to share in dividends. The Series B Preferred Stock is convertible into shares of common stock and also includes a right whereby, upon the declaration or payment of a dividend or distribution on the common stock, a dividend or distribution must also be declared or paid on the Series B Preferred Stock based on the number of shares of common stock into which such securities were convertible at the time. Due to these rights, the Series B Preferred Stock is considered a participating security requiring the use of the two-class method for the computation of basic EPS.

Diluted EPS is computed using the more dilutive of the (a) if-converted method or (b) two-class method. Since the Series B Preferred Stock participates equally with the common stock in dividends and unallocated income, diluted EPS under the if-converted method is equivalent to the two-class method. Weighted-average shares outstanding of common stock reflects the dilutive effect that could occur if convertible securities or other contracts to issue common stock were converted into or exercised for common stock.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Recent Accounting Pronouncements

In October 2009, the Financial Accounting Standards Board ("FASB") issued authoritative guidance on revenue recognition. The guidance requires entities to allocate revenue in an arrangement with multiple deliverables using estimated selling prices of the delivered goods and services based on a selling price hierarchy. The guidance eliminates the residual method of revenue allocation and requires revenue to be allocated using the relative selling price method. The guidance also removes tangible products from the scope of software revenue guidance and provides guidance on determining whether software deliverables in an arrangement that includes a tangible product are covered by the scope of the software revenue guidance. Adoption will be applied on a prospective basis for revenue arrangements entered into or materially modified in fiscal years beginning on or after June 15, 2010, with early adoption permitted. The Company does not expect adoption of the new revenue recognition guidance to have a material impact on the Company's Consolidated Financial Statements.

In June 2009, the FASB issued "The FASB Accounting Standards Codification™ and the Hierarchy of Generally Accepted Accounting Principles, a replacement of FASB Statement No. 162" (the "Codification"), which establishes the Codification as the source of authoritative accounting principles to be applied in the preparation of financial statements in conformity with generally accepted accounting principles ("GAAP"). The Codification explicitly recognizes rules and interpretive releases of the SEC under federal securities laws as authoritative GAAP for SEC registrants. The Codification does not change GAAP and is effective for interim and annual reporting periods ending after September 15, 2009. The adoption of this standard had no material effect on the Company's Consolidated Financial Statements.

In May 2009, the FASB issued a standard regarding the accounting for and disclosure of events that occur after the balance sheet date but before the financial statements are issued or are available to be issued. The standard requires the disclosure of the date through which an entity has evaluated subsequent events and the basis for that date and is effective for interim and annual reporting periods ending after June 15, 2009. The adoption of this standard had no material effect on the Company's Consolidated Financial Statements.

In April 2009, the FASB issued a standard that requires disclosures about fair value of financial instruments in interim financial statements as well as in annual financial statements. The standard is effective for interim and annual periods ending after June 15, 2009. The adoption of this standard had no material effect on the Company's Consolidated Statements of Financial Condition and Consolidated Statements of Operations.

In March 2008, the FASB issued a standard that expands the disclosure requirements for derivative instruments and hedging activities. The standard is effective for fiscal years beginning after November 15, 2008. The adoption of this standard had no material effect on the Company's Consolidated Statements of Financial Condition and Consolidated Statements of Operations.

Reclassifications

Certain reclassifications have been made to the prior years' financial statements in order to conform to the current year presentation. Such reclassifications had no effect on previously reported net income.

3. Acquisitions

On March 5, 2008, the Company acquired all of the outstanding capital stock of Greenline Financial Technologies, Inc. ("Greenline"), an Illinois-based provider of integration, testing and management solutions for FIX-related products and services designed to optimize electronic trading of fixed-income, equity and other exchange-based products, and approximately ten percent of the outstanding capital stock of TradeHelm, Inc., a Delaware corporation that was spun-out from Greenline immediately prior to the acquisition. The acquisition of Greenline broadens the range of technology services that the Company offers to institutional financial markets, provides an expansion of the Company's client base, including global exchanges and hedge funds, and further diversifies the Company's revenues beyond the core electronic credit trading products. The results of operations of Greenline are included in the Consolidated Financial Statements from the date of the acquisition.

The aggregate consideration for the Greenline acquisition was $41.1 million, comprised of $34.7 million in cash, 725,923 shares of common stock valued at $5.8 million and $0.6 million of acquisition-related costs. In addition, the sellers were eligible to receive up to an aggregate of $3.0 million in cash, subject to Greenline attaining certain earn-out targets in 2008 and 2009. A total of $1.4 million was paid to the sellers in 2009 based on the 2008 earn-out target, bringing the aggregate consideration to $42.4 million. The 2009 earn-out target was not met. A total of $2.0 million of the purchase price, which had been deposited into escrow accounts to satisfy potential indemnity claims, was distributed to the sellers in March 2009. The shares of common stock issued to each selling shareholder of Greenline were released in two equal installments on December 20, 2008 and December 20, 2009, respectively. The value ascribed to the shares was discounted from the market value to reflect the non-marketability of such shares during the restriction period. The purchase price allocation is as follows (in thousands):

Cash	$ 6,406
Accounts receivable	2,139
Amortizable intangibles	8,330
Goodwill	29,405
Deferred tax assets, net	3,410
Other assets, including investment in TradeHelm	1,429
Accounts payable, accrued expenses and deferred revenue	(8,701)
Total purchase price	$42,418

The amortizable intangibles include $3.2 million of acquired technology, $3.3 million of customer relationships, $1.3 million of non-competition agreements and $0.5 million of tradenames. Useful lives of ten years and five years have been assigned to the customer relationships intangible and all other amortizable intangibles, respectively. The identifiable intangible assets and goodwill are not deductible for tax purposes.

The following unaudited pro forma consolidated financial information reflects the results of operations of the Company for the years ended December 31, 2008 and 2007, as if the acquisition of Greenline had occurred as of the beginning of the period presented, after giving effect to certain purchase accounting adjustments. These pro forma results are not necessarily indicative of what the Company's operating results would have been had the acquisition actually taken place as of the beginning of the earliest period presented. The pro forma financial information includes the amortization charges from acquired intangible assets, adjustments to interest income and related tax effects.

	Pro Forma	
	Year Ended December 31,	
	2008	2007
	(In thousands, except per share amounts)	
Revenues	$94,676	$98,340
Income before income taxes	$13,159	$16,264
Net income	$ 8,105	$ 9,790
Basic net income per common share	$ 0.23	$ 0.30
Diluted net income per common share	$ 0.22	$ 0.28

In November 2007, the Company acquired certain assets and assumed certain obligations of Trade West Systems, LLC ("TWS"), a Utah-based financial software and technology services provider focused on providing gateway adapters to connect order management systems and trading systems to fixed-income trading venues. The aggregate consideration for the TWS acquisition was $3.1 million, comprised of $3.0 million in cash and $0.1 million of acquisition-related costs. In addition, 64,642 shares of the Company's common stock were issued to the seller. The shares of common stock issued have been characterized as compensation expense and, accordingly, are not included in the purchase price. Stock compensation expense totaling $1.0 million was recognized over the vesting period. One-half of these shares vested on January 1, 2009 and the balance vested on January 1, 2010. The acquisition of TWS did not have a material impact on the Company's Consolidated Financial Statements. The purchase price allocation is as follows (in thousands):

Account receivable and other assets	$ 27
Amortizable intangibles	1,060
Goodwill	2,177
Accounts payable, accrued expenses and deferred revenue	(114)
Total purchase price	$3,150

4. Net Capital Requirements and Customer Protection Requirements

MarketAxess Corporation, a U.S. subsidiary, is a registered broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). MarketAxess Corporation claims exemption from SEC Rule 15c3-3, as it does not hold customer securities or funds on account, as defined. Pursuant to the Uniform Net Capital Rule under the Securities Exchange Act of 1934, MarketAxess Corporation is required to maintain minimum net capital, as defined, equal to the greater of $5,000 or 6⅔% of aggregate indebtedness. MarketAxess Europe Limited, a U.K. subsidiary, is registered as a Multilateral Trading Facility with the Financial Services Authority ("FSA") in the U.K. MarketAxess Canada Limited, a Canadian subsidiary, is registered as an Alternative Trading System dealer under the Securities Act of Ontario and is a member of the Investment Industry Regulatory Organization of Canada. MarketAxess Europe Limited and MarketAxess Canada Limited are subject to certain financial resource requirements of the FSA and the Ontario

Securities Commission, respectively. The following table sets forth the capital requirements, as defined, that the Company's subsidiaries were required to maintain as of December 31, 2009:

	MarketAxess Corporation	MarketAxess Europe Limited	MarketAxess Canada Limited
		(In thousands)	
Net capital	$26,935	$19,308	$456
Minimum net capital required	2,194	2,788	261
Excess net capital	$24,741	$16,520	$195

The Company's regulated subsidiaries are subject to U.S., U.K. and Canadian regulations which prohibit repayment of borrowings from the Company or affiliates, paying cash dividends, making loans to the Company or affiliates or otherwise entering into transactions that result in a significant reduction in regulatory net capital or financial resources, respectively, without prior notification to or approval from such regulated entity's principal regulator.

5. Fair Value Measurements

The following table summarizes the valuation of the Company's assets and liabilities measured at fair value as categorized based on the hierarchy described in Note 2.

	Level 1	Level 2	Level 3	Total
		(In thousands)		
As of December 31, 2009				
Securities available-for-sale				
U.S. government obligations	$—	$40,078	$—	$40,078
Municipal securities	—	28,873	—	28,873
Corporate bonds	—	2,046	—	2,046
Foreign currency forward position	—	(259)	—	(259)
	$—	$70,738	$—	$70,738
As of December 31, 2008				
Securities available-for-sale				
Municipal securities	$—	$33,177	$—	$33,177
Corporate bonds	—	2,050		2,050
Foreign currency forward position	—	264	—	264
	$—	$35,491	$—	$35,491

Securities classified within Level 2 were valued using a market approach utilizing prices and other relevant information generated by market transactions involving comparable assets. The foreign currency forward contract is classified within Level 2 as the valuation inputs are based on quoted market prices. There were no financial assets classified within Level 3 during 2009. The following table is a reconciliation of financial assets measured at fair value using significant unobservable inputs (Level 3) for the year ended December 31, 2008:

Balance as of January 1, 2008	$ —
Transfers into Level 3	6,770
Redemptions	(6,770)
Balance as of December 31, 2008	$ —

As of December 31, 2007, the Company had $13.1 million invested in municipal auction rate securities ("MARS"). Liquidity for these securities is typically provided by an auction process that resets the applicable interest rate at pre-determined 35-day intervals. Auctions for six securities with a par value of $11.2 million began to fail in February 2008 and, as a result, the Company had been unable to liquidate these holdings. During 2008, all of the securities were redeemed or had successful auctions at par value. The Company no longer has any investments in MARS.

The Company enters into foreign currency forward contracts with a noncontrolling broker-dealer client to hedge its exposure to variability in foreign currency cash flows resulting from the net investment in its U.K. subsidiary. The Company assesses each foreign currency forward contract to ensure that it is highly effective at reducing the exposure being hedged. The Company designates each foreign currency forward contract as a hedge, assesses the risk management objective and strategy, including identification of the hedging instrument, the hedged item and the risk exposure and how effectiveness is to be assessed prospectively and retrospectively. These hedges are for a one-month period and are used to limit exposure to foreign currency exchange rate fluctuations. The gross and net fair value liability of $0.3 million as of December 31, 2009 is included in accounts payable and the gross and net fair value asset of $0.3 million as of December 31, 2008 is included in accounts receivable in the Consolidated Statements of Financial Condition. Gains or losses on foreign currency forward contracts designated as hedges are included in accumulated other comprehensive loss on the Consolidated Statements of Financial Condition. A summary of the foreign currency forward contract is as follows:

	As of December 31,	
	2009	2008
	(In thousands)	
Notional value	$28,040	$20,041
Fair value of notional	28,299	19,777
Gross and net fair value (liability) asset	$ (259)	$ 264

The following is a summary of the Company's securities available-for-sale:

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
	(In thousands)			
As of December 31, 2009				
U.S. government obligations	$39,629	$469	$(20)	$40,078
Municipal securities	28,878	4	(9)	28,873
Corporate bonds	2,028	18	—	2,046
Total securities available-for-sale	$70,535	$491	$(29)	$70,997
As of December 31, 2008				
Municipal securities	$33,138	$ 55	$(16)	$33,177
Corporate bonds	2,054	—	(4)	2,050
Total securities available-for-sale	$35,192	$ 55	$(20)	$35,227

The following table summarizes the contractual maturities of securities available-for-sale:

	As of December 31, 2009	As of December 31, 2008
	(In thousands)	
Less than one year	$30,919	$18,702
Due in 1 – 5 years	40,078	16,525
Total securities available-for-sale	$70,997	$35,227

Proceeds from the maturities of securities available-for-sale during 2009, 2008 and 2007 were $22.1 million, $46.3 million and $46.2 million, respectively.

The following table provides fair values and unrealized losses on securities available-for-sale and by the aging of the securities' continuous unrealized loss position:

	Less than Twelve Months		Twelve Months or More		Total	
	Estimated Fair Value	Gross Unrealized Losses	Estimated Fair Value	Gross Unrealized Losses	Estimated Fair Value	Gross Unrealized Losses
	(In thousands)					
As of December 31, 2009						
U.S. government obligations	$ 9,944	$(20)	$—	$—	9,944	$(20)
Municipal securities	13,644	(9)	—	—	13,644	(9)
Corporate bonds	—	—	—	—	—	—
Total	$23,588	$(29)	$—	$—	$23,588	$(29)
As of December 31, 2008						
Municipal securities	$ 7,222	$(16)	$—	$—	7,222	$(16)
Corporate bonds	2,050	(4)	—	—	2,050	(4)
Total	$ 9,272	$(20)	$—	$—	$ 9,272	$(20)

6. Furniture, Equipment and Leasehold Improvements

Furniture, equipment and leasehold improvements, net, are comprised of the following:

	As of December 31, 2009	As of December 31, 2008
	(In thousands)	
Computer hardware and related software	$ 14,932	$ 18,015
Office hardware	1,417	3,574
Furniture and fixtures	2,305	1,791
Leasehold improvements	4,008	2,074
Computer hardware under capital lease	1,419	696
Accumulated depreciation and amortization	(17,225)	(22,781)
Total furniture, equipment and leasehold improvements, net	$ 6,856	$ 3,369

During the years ended December 31, 2009, 2008 and 2007, depreciation and amortization expense was $2.2 million, $2.3 million and $2.9 million, respectively.

7. Software Development Costs

During the years ended December 31, 2009, 2008 and 2007, software development costs totaling $1.9 million, $2.4 million and $3.4 million, respectively, were capitalized. Non-capitalized software costs and routine maintenance costs are expensed as incurred and are included in employee compensation and benefits and professional and consulting fees on the Consolidated Statements of Operations. During the years ended December 31, 2009, 2008 and 2007, amortization expense was $3.0 million, $3.5 million and $4.2 million, respectively. Software development costs, net, are comprised of the following:

	As of December 31,	
	2009	2008
	(In thousands)	
Software development costs	$ 19,302	$ 19,607
Accumulated amortization	(15,882)	(15,086)
Total software development costs, net	$ 3,420	$ 4,521

8. Goodwill and Intangible Assets

Goodwill and intangible assets principally relate to the acquisitions of Greenline and TWS. The following is a summary of goodwill:

	Year Ended December 31,	
	2009	2008
	(In thousands)	
Greenline acquisition	$29,405	$29,853
TWS acquisition	2,177	2,177
Other	202	202
Total	$31,784	$32,232

Intangible assets that are subject to amortization, including the related accumulated amortization, are comprised of the following:

	December 31, 2009			December 31, 2008		
	Cost	Accumulated Amortization	Net Carrying Amount	Cost	Accumulated Amortization	Net Carrying Amount
	(In thousands)					
Technology	$4,010	$(1,807)	$2,203	$4,010	$(1,110)	$2,900
Customer relationships	3,530	(1,119)	2,411	3,530	(604)	2,926
Non-competition agreements	1,260	(459)	801	1,260	(207)	1,053
Tradenames	590	(259)	331	590	(155)	435
Total	$9,390	$(3,644)	$5,746	$9,390	$(2,076)	$7,314

Amortization expense associated with identifiable intangible assets was $1.6 million, $2.0 million and $32,000 for the years ended December 31, 2009, 2008 and 2007, respectively. Estimated total amortization expense is $1.5 million for 2010 and 2011, $1.4 million for 2012, $0.5 million for 2013 and $0.3 million for 2014.

During the third quarter of 2008, the Company determined that the technology, customer relationships and tradename intangible assets recognized in connection with the TWS acquisition were impaired. A charge of $0.7 million was recorded to reflect negative current period operating results and reduced revenue expectations for connectivity solutions principally delivered to broker-dealers.

9. Income Taxes

The provision for income taxes consists of the following:

	Year Ended December 31,		
	2009	2008	2007
	(In thousands)		
Current:			
Federal	$ (308)	$ 124	$ —
State and local	57	29	81
Foreign	2,022	253	212
Total current provision	1,771	406	293
Deferred:			
Federal	6,763	1,883	3,596
State and local	5,014	1,076	1,825
Foreign	399	1,570	1,217
Total deferred provision	12,176	4,529	6,638
Provision for income taxes	$13,947	$4,935	$6,931

Pre-tax income from U.S. operations was $21.6 million, $6.7 million and $13.0 million for the years ended December 31, 2009, 2008 and 2007, respectively. Pre-tax income from foreign operations was $8.4 million, $6.1 million and $4.3 million for the years ended December 31, 2009, 2008 and 2007, respectively.

The difference between the Company's reported provision for income taxes and the amount computed by multiplying pre-tax income taxes by the U.S. federal statutory rate of 35% is as follows:

	Year Ended December 31,		
	2009	2008	2007
	(In thousands)		
U.S. federal tax at statutory rate	$10,517	$4,492	$6,037
State and local taxes — net of federal benefit	1,836	685	1,212
Stock compensation	361	350	191
Change in rates for deferred tax assets	1,561	(19)	537
Tax-exempt interest income	(175)	(655)	(909)
Other, net	(153)	82	(137)
Provision for income taxes	$13,947	$4,935	$6,931

During 2009 and 2007, the Company reduced the income tax rates used for recording the deferred tax assets to reflect the tax rates anticipated to be in effect when the temporary differences are expected to reverse, resulting in a decrease in the deferred tax assets and an increase in tax expense of $1.6 million and $0.5 million, respectively. The

2009 tax rate change reflects a refinement in the Company's state and local tax apportionment methodology. The following is a summary of the Company's net deferred tax assets:

	As of December 31,	
	2009	2008
	(In thousands)	
Deferred tax assets		
U.S net operating loss carryforwards	$15,975	$28,871
Foreign net operating loss carryforwards	403	811
Depreciation	754	956
Stock compensation expense	5,807	4,490
Restructuring charges	602	767
Tax credits	3,314	3,253
Other	1,289	2,058
Total deferred tax assets	28,144	41,206
Valuation allowance	(666)	(567)
Net deferred tax assets	27,478	40,639
Deferred tax liabilities		
Capitalized software development costs	(1,294)	(1,925)
Intangible assets	(2,204)	(3,048)
Deferred tax assets, net	$23,980	$35,666

As of December 31, 2009, the Company has deferred tax assets associated with stock-based compensation of approximately $5.8 million. There is a risk that the ultimate tax benefit realized upon the exercise of stock options or vesting of restricted stock could be less than the tax benefit previously recognized and in a manner sufficient to exhaust the additional-paid-in-capital pool. If this should occur, any excess tax benefit previously recognized would be reversed, resulting in an increase in tax expense. Since the tax benefit to be realized in the future is unknown, it is not currently possible to estimate the impact on the deferred tax balance. As of December 31, 2009, the additional paid-in-capital pool is approximately $2.8 million.

A summary of the Company's net operating loss and tax credit carryforwards and their expiration dates is as follows:

Year of Expiration	Tax Operating Losses	Tax Credits
	(In thousands)	
U.S. carryforwards:		
2012 to 2018	$ —	$ 193
2019	3,733	809
2020	3,400	3
2021	5,191	—
2022	14,004	122
2025 to 2028	56,024	1,556
Total U.S. carryforwards	82,352	2,683
Credits with no expiration date		631
Foreign carryforwards expiring from 2026 to 2029	540	—
Total	$82,892	$3,314

The exercise of warrants during 2007 and prior years (see Note 11) resulted in an unrecognized deferred tax asset of $16.5 million that will be recorded as an increase to additional paid-in-capital once the tax benefit serves to reduce taxes payable in future years.

In 2000 and 2001, MarketAxess Holdings Inc. and MarketAxess Corporation had an ownership change within the meaning of Section 382 of the Internal Revenue Code. Net operating loss carryforwards relating to the ownership change are $37.2 million as of December 31, 2009. However, only $4.8 million is deemed utilizable and recognized as a net operating loss carryforward. Greenline experienced an ownership change within the meaning of Section 382 of the Internal Revenue Code in 2008. The Company does not believe that this ownership change significantly impacts the ability to utilize existing or acquired net operating loss carryforwards. In addition, the Company's net operating loss and tax credit carryforwards may be subject to additional annual limitations if there is a 50% or greater change in the Company's ownership, as determined over a rolling three-year period.

The ultimate realization of deferred income tax assets is dependent upon the generation of future taxable income during the periods in which the temporary differences become deductible. If it is not more likely than not that some portion or all of the gross deferred income tax assets will be realized in future years, a valuation allowance is recorded. As a result of the implementation of a new accounting standard effective January 1, 2007, certain deferred tax assets aggregating $14.1 million were no longer recognized and the related valuation allowance was reversed effective January 1, 2007. As of December 31, 2009, the valuation allowance relates to certain tax credits and foreign and state tax loss carryforwards that are not expected to be realized. A summary of the changes in the valuation allowance follows:

	Year Ended December 31,		
	2009	2008	2007
	(In thousands)		
Valuation allowance at beginning of year	$ 567	$ 623	$ 14,768
Increase (decrease) to valuation allowance attributable to:			
Net operating losses	39	156	(14,105)
Temporary differences	186	(212)	(40)
Tax credits	(126)	—	—
Valuation allowance at end of year	$ 666	$ 567	$ 623

The Company or one of its subsidiaries files U.S. federal, state and foreign income tax returns. No income tax returns have been audited, with the exception of New York city and state (through 2003) and Connecticut state (through 2003) tax returns. The Company's New York state franchise tax returns for 2004 through 2006 are currently under examination. The Company cannot estimate when the examination will conclude. An examination of the New York state income tax returns for 2000 through 2003 concluded in 2008 resulting in a net payment by the Company of $0.1 million. During 2007, an examination of the New York City tax returns for 2001 to 2003 concluded with no adjustments. In addition, an examination of the Company's Connecticut income tax returns for 2003 and 2004 concluded in 2007 resulting in a payment of taxes and interest aggregating $0.1 million.

As of December 31, 2009, the Company has unrecognized tax benefits of $2.9 million. If recognized, this entire amount would impact the effective tax rate. The Company currently anticipates the amount of unrecognized tax benefits to increase by approximately $0.3 million by December 31, 2010. A reconciliation of the unrecognized tax benefits is as follows (in thousands):

	Year Ended December 31,		
	2009	2008	2007
	(In thousands)		
Balance at beginning of year	$2,685	$2,685	$2,685
Additions for tax positions of prior years	239	—	88
Reductions of tax positions of prior years	—	—	(7)
Settlements	—	—	(81)
Balance at end of year	$2,924	$2,685	$2,685

As a result of the implementation of a new accounting standard effective January 1, 2007, the Company recognized an increase in deferred tax assets of $3.0 million related to previously unrecognized tax benefits, which was accounted for as an increase to additional paid-in capital of $0.3 million and an increase in accrued expenses of $2.7 million.

10. Related Parties

The Company generates commissions, technology products and services revenues, information and user access fees, investment income and other income and related accounts receivable balances from Stockholder Broker-Dealer Clients or their affiliates. In addition, a Stockholder Broker-Dealer Client acts in an investment advisory, custodial and cash management capacity for the Company. The Company incurs investment advisory and bank fees in connection with this arrangement. The Company also maintained an account with a Stockholder Broker-Dealer Client in connection with its share repurchase program. As of the dates and for the periods indicated below, the Company had the following balances and transactions with the Stockholder Broker-Dealer Clients or their affiliates:

	As of December 31,	
	2009	2008
	(In thousands)	
Cash and cash equivalents	$101,273	$106,649
Securities and cash provided as collateral	4,067	3,816
Accounts receivable	3,431	1,930
Accounts payable	29	11

	Year Ended December 31,		
	2009	2008	2007
		(In thousands)	
Commissions	$14,103	$12,466	$31,442
Technology products and services	35	33	—
Information and user access fees	243	276	798
Investment income	214	1,165	2,062
Other income	152	169	452
General and administrative	79	57	207

As of December 31, 2009 and 2008, the Company had loans and interest receivable due from the Chief Executive Officer of $0.7 million and $1.0 million, respectively, which are described in more detail in Footnote 11, "Stockholders' Equity." The accrued interest on the loans is recorded in accounts receivable and the principal amount is recorded as a receivable for common stock subscribed in stockholders' equity on the Consolidated Statements of Financial Condition. During both 2009 and 2008, principal and interest payments of $0.3 million were received.

11. Stockholders' Equity

Common Stock

As of December 31, 2009 and 2008, the Company had 110,000,000 authorized shares of common stock and 10,000,000 authorized shares of non-voting common stock. Common stock entitles the holder to one vote per share of common stock held. Non-voting common stock is convertible on a one-for-one basis into shares of voting common stock at any time subject to a limitation on conversion to the extent such conversion would result in a stockholder, together with its affiliates, owning more than 9.99% of the outstanding shares of common stock. During 2007, a total of 539,725 shares of non-voting common stock were converted to voting common stock.

In October 2006, the Board of Directors of the Company authorized a share repurchase program for up to $40.0 million of common stock. Shares repurchased under the program are held in treasury for future use. During 2008 and 2007, a total of 221,406 shares and 2,452,214 shares were repurchased at a cost of $2.8 million and $34.6 million, respectively. The share repurchase program was completed in January 2008. A total of 2,864,120 shares were repurchased at an aggregate cost of $40.0 million over the life of the repurchase program.

Common Stock Subscribed

In 2001, the Company awarded 289,581 shares to the Company's Chief Executive Officer at $3.60 per share, which vested over a three-year period. The common stock subscribed was issued in 2001 in exchange for four eleven-year promissory notes that bear interest at the applicable federal rate and are collateralized by the subscribed shares.

Warrants

In April 2000, the Board of Directors initiated a warrant program that commenced on February 1, 2001. Under this program, the Company reserved for issuance 5,000,002 shares of common stock. The warrants were issued to holders of Series A, C, E and I redeemable convertible preferred stock (the "Warrant Holders"). The Warrant Holders were entitled to purchase shares of common stock from the Company at an exercise price of $.003. The warrants were issued to the Warrant Holders at the time that they made an equity investment in the Company. Allocations were based on each broker-dealer client's respective commissions as a percentage of the total commissions from the six participating Warrant Holders, calculated on a quarterly basis. The final share allocations under the warrant program occurred on March 1, 2004. Shares allocated under the warrant program were expensed on a quarterly basis at fair market value. During the year ended December 31, 2007, two Stockholder Broker-Dealer Clients converted 2,379,200 warrants into 2,378,764 shares of common stock through non-cash exercises. Upon such exercises, no further warrants were outstanding.

Series B Preferred Stock and Warrants

On June 2, 2008, the Company entered into a Securities Purchase Agreement (the "Purchase Agreement") with two funds managed by Technology Crossover Ventures (the "Purchasers"), pursuant to which the Company agreed to issue and sell to the Purchasers (i) 35,000 shares of the Company's Series B Preferred Stock, which shares are convertible into an aggregate of 3,500,000 shares of common stock and (ii) warrants (the "Warrants" and, together with the Series B Preferred Stock, the "Securities") to purchase an aggregate of 700,000 shares of common stock at an exercise price of $10.00 per share, for an aggregate purchase price of $35.0 million. The Securities were purchased in two tranches on June 3, 2008 and July 14, 2008, with the first tranche representing 28,000 shares of Series B Preferred Stock and Warrants to purchase 560,000 shares of common stock for an aggregate purchase price of $28.0 million, and the second tranche representing the remainder of the Securities for an aggregate purchase price of $7.0 million. The net proceeds, after the placement agent fee and legal fees, were $26.8 million for the first tranche and $6.8 million for the second tranche.

The Purchasers have the right to nominate one director to the Board of Directors of the Company if they beneficially own at least 1,750,000 shares of common stock. The Purchasers also have registration rights that require the Company, within six months after the closing date, to file a registration statement with the SEC to register the resale of the shares of common stock issuable upon conversion of the Series B Preferred Stock and upon exercise of the Warrants (collectively, the "Registrable Shares"), and to cause such registration statement to become effective under the Securities Act of 1933, as amended, no later than 12 months after the closing. On January 22, 2009, a registration statement on Form S-3 registered the resale of the Registrable Shares was declared effective by the SEC. The Company has also agreed to provide the Purchasers with piggyback registration rights on certain public offerings of securities by the Company.

The purchase price of the Series B Preferred Stock was $1,000.00 per share (the "Original Series B Issue Price"). In the event of a Liquidation Event (as such term is defined in the Series B Certificate of Designation), each holder of the Series B Preferred Stock is entitled to receive, prior to any distribution to the holders of the common stock, the greater of (i) an amount per share of Series B Preferred Stock equal to the Original Series B Issue Price, plus any declared but unpaid dividends thereon, and (ii) the amount such holder would have received in connection with the Liquidation Event if the holder held the number of shares of common stock issuable upon conversion of the Series B Preferred Stock then held by such holder.

The shares of Series B Preferred Stock are convertible at any time by the holders thereof at a conversion price of $10.00 per share, subject to anti-dilution adjustments in the event of a stock split, stock dividend, reverse stock split or similar transaction. The Series B Preferred Stock will be automatically converted into shares of common stock at the then-applicable conversion price if at any time after June 3, 2009 (the first anniversary of the original issuance of the Series B Preferred Stock), the closing price of the common stock is at least $17.50 on each trading day for a period of 65 consecutive trading days.

The Series B Preferred Stock includes a dividend right whereby, upon the declaration or payment of a dividend or distribution on the common stock, a dividend or distribution must also be declared or paid on the Series B Preferred Stock based on the number of shares of common stock into which such shares of Series B Preferred Stock would be convertible at the time. The holders of the Series B Preferred Stock also have voting rights equal to the aggregate number of shares of common stock issuable upon conversion of such holders' shares of Series B Preferred Stock.

As discussed above, the Warrants entitle the Purchasers to purchase an aggregate of 700,000 shares of common stock at an exercise price of $10.00 per share. The Warrants may be exercised for cash or on a net exercise basis. The

Warrants expire on the tenth anniversary of the date they were first issued and are subject to customary anti-dilution adjustments in the event of stock splits, reverse stock splits, stock dividends and similar transactions. The net proceeds from the issuance have been allocated to the Series B Preferred Stock and Warrants based on their relative fair value on the respective closing dates and resulted in $3.2 million being allocated to the Warrants. The fair value of the Warrants was computed using the Black-Scholes option-pricing model.

The Series B Preferred Stock does not contain an unconditional obligation requiring the Company to redeem the shares at a specified date or upon the occurrence of an event certain. While liability classification does not apply, there are certain liquidation scenarios not solely within the Company's control. Therefore, the portion of the net proceeds attributable to the Series B Preferred Stock is not classified as permanent equity. The Series B Preferred Stock is not being accreted to its redemption value since the occurrence of a redemption event is not considered probable.

Dividends

Prior to 2009, the Company retained all earnings for investment in its business. In October 2009, the Company's Board of Directors approved a regular quarterly dividend. The first quarterly cash dividend of $0.07 per share was paid to holders of common stock outstanding or issuable upon conversion of outstanding shares of non-voting common stock and Series B Preferred Stock in November 2009 and a quarterly cash dividend of $0.07 per share will be paid on March 3, 2010 to such stockholders of record as of the close of business on February 17, 2010. Any future declaration and payment of dividends will be at the sole discretion of the Company's Board of Directors. The Board of Directors may take into account such matters as general business conditions, the Company's financial results, capital requirements, contractual, legal, and regulatory restrictions on the payment of dividends to the Company's stockholders or by the Company's subsidiaries to the parent and any such other factors as the Board of Directors may deem relevant.

Stockholder Rights Agreement

On June 2, 2008, the Board of Directors adopted and the Company's stockholders subsequently ratified a stockholders rights agreement and declared a distribution of one right (a "Right") for each outstanding share of common stock and non-voting common stock, to stockholders of record at the close of business on June 20, 2008 and for each share of common stock and non-voting common stock issued by the Company thereafter and prior to the Distribution Date (as defined in the stockholders rights agreement). Each Right entitles the registered holder, subject to the terms of the stockholders rights agreement, to purchase from the Company one one-thousandth of a share of Series A Preferred Stock, par value $0.001 per share (a "Unit), at a price of $40.00 per Unit, subject to adjustment.

12. Stock-Based Compensation Plans

The Company has three stock incentive plans which provide for the grant of stock options, stock appreciation rights, restricted stock, performance shares, performance units, or other stock-based awards as incentives and rewards to encourage employees, consultants and non-employee directors to participate in the long-term success of the Company. On June 7, 2006, stockholder approval was obtained for an amendment and restatement of the 2004 Stock Incentive Plan to, among other things, increase the number of shares authorized for issuance under the plan from 3,084,802 to 9,754,802 shares. As of December 31, 2009, there were 4,924,500 shares available for grant under the stock incentive plans.

Total stock-based compensation expense was as follows:

	Year Ended December 31,		
	2009	2008	2007
	(In thousands)		
Employee:			
Stock options	$2,858	$3,757	$3,045
Restricted stock and performance shares	5,040	2,832	2,103
	7,898	6,589	5,148
Non-employee directors:			
Stock options	143	139	153
Restricted stock	373	333	333
	516	472	486
Total stock-based compensation	$8,414	$7,061	$5,634

The Company records stock-based compensation expense for employees in employee compensation and benefits and for non-employee directors in general and administrative expenses in the Consolidated Statements of Operations.

Stock Options

The exercise price of each option granted is equal to the market price of the Company's common stock on the date of grant. Generally, option grants have provided for vesting over a three-year period. Options expire ten years from the date of grant.

The fair value of each option award is estimated on the date of grant using the Black-Scholes option-pricing model. The determination of fair value of share-based payment awards on the date of grant using an option-pricing model is affected by the Company's stock price as well as assumptions regarding a number of highly complex and subjective variables, including the expected stock price volatility over the term of the awards, the risk-free interest rate and the expected term. Expected volatilities are based on historical volatility of the Company's stock and a peer group. The risk-free interest rate is based on U.S. Treasury securities with a maturity value approximating the expected term of the option. The expected term represents the period of time that options granted are expected to be outstanding based on actual and projected employee stock option exercise behavior.

The following table represents the assumptions used for the Black-Scholes option-pricing model to determine the per share weighted-average fair value for options granted for the three years ended December 31, 2009:

	2009	2008	2007
Weighted-average expected life (years)	5.4	6.1	5.0
Weighted-average risk-free interest rate	2.4%	3.1%	4.7%
Weighted-average expected volatility	49.8%	37.6%	44.6%
Weighted-average fair value per option granted	$4.60	$4.51	$6.02

The following table reports stock option activity during the three years ended December 31, 2009 and the intrinsic value as of December 31, 2009:

	Number of Shares	Weighted-Average Exercise Price	Remaining Contractual Term	Intrinsic Value (In thousands)
Outstanding at December 31, 2006	5,713,860	$ 8.65		
Granted	638,500	$13.26		
Canceled	(550,947)	$11.55		
Exercised	(774,521)	$ 7.76		
Outstanding at December 31, 2007	5,026,892	$ 9.05		
Granted	851,620	$10.77		
Canceled	(516,408)	$11.60		
Exercised	(74,929)	$ 2.93		
Outstanding at December 31, 2008	5,287,175	$ 9.17		
Granted	140,239	$ 9.66		
Canceled	(199,932)	$11.07		
Exercised	(60,924)	$ 9.54		$ 83
Outstanding at December 31, 2009	5,166,558	$ 9.10	5.3	$25,701
Exercisable at December 31, 2009	4,369,858	$ 8.80	4.9	$23,188

The intrinsic value is the amount by which the closing price of the Company's common stock on December 31, 2009 of $13.90 or the price on the day of exercise exceeds the exercise price of the stock options multiplied by the number of shares. As of December 31, 2009, there was $2.3 million of total unrecognized compensation cost related to non-vested stock options. That cost is expected to be recognized over a weighted-average period of 1.1 years.

Restricted Stock

Shares of restricted stock generally vest over a period of three years. Compensation expense is measured at the grant date and recognized ratably over the vesting period.

The following table reports restricted stock activity during the three years ended December 31, 2009:

	Number of Restricted Shares	Weighted-Average Grant Date Fair Value
Outstanding at December 31, 2006	880,594	$12.29
Granted	96,642	
Canceled	(54,498)	
Vested	(215,735)	
Outstanding at December 31, 2007	707,003	$12.69
Granted	151,915	
Canceled	(6,967)	
Vested	(203,957)	
Outstanding at December 31, 2008	647,994	$12.14
Granted	659,520	
Canceled	(500)	
Vested	(272,875)	
Outstanding at December 31, 2009	1,034,139	$ 9.64

As of December 31, 2009, there was $6.0 million of total unrecognized compensation expense related to non-vested restricted stock. That cost is expected to be recognized over a weighted-average period of 1.3 years.

Performance Shares

During 2009 and 2008, the Company granted performance share awards to certain senior managers. Each performance share award is earned or forfeited based on the level of achievement by the Company of pre-tax operating income on a per share basis before performance share and cash bonus expense. The pay-out ranges from zero to 150% of the performance share award. For each performance share earned, a participant is awarded an equal number of shares of restricted stock. Any restricted stock awarded to a participant vests and ceases to be restricted stock in two equal installments on each of the second and third anniversaries of the date of grant of the applicable performance share award. The Company failed to meet the pre-tax operating income per share target for 2008 and, accordingly, all of the performance share awards were forfeited. For 2009, the pay-out achievement was 150% of the performance award. The following table reports performance share activity during 2008 and 2009:

	2009	2008
Share pay-out at plan	137,778	177,680
Actual share pay-out	206,664	0
Fair value per share on grant date	$ 7.94	$ 10.93

13. Earnings Per Share

The following table sets forth the computation of basic and diluted earnings per common share:

	Year Ended December 31,		
	2009	2008	2007
	(In thousands, except share and per share amounts)		
Basic EPS			
Net income	$ 16,102	$ 7,899	$ 10,320
Amount allocable to common shareholders	90.5%	94.3%	100.0%
Net income applicable to common stock	$ 14,569	$ 7,449	$ 10,320
Common stock — voting	30,678,174	30,245,269	29,572,451
Common stock — non-voting	2,585,654	2,585,654	2,720,585
Basic weighted average shares outstanding	33,263,828	32,830,923	32,293,036
Basic earnings per share	$ 0.44	$ 0.23	$ 0.32
Diluted EPS			
Net income	$ 16,102	$ 7,899	$ 10,320
Basic weighted average shares outstanding	33,263,828	32,830,923	32,293,036
Effect of dilutive shares:			
Series B Preferred Stock	3,500,000	1,983,334	—
Stock options, restricted stock and warrants	1,318,151	923,122	2,160,159
Diluted weighted average shares outstanding	38,081,980	35,737,379	34,453,195
Diluted earnings per share	$ 0.42	$ 0.22	$ 0.30

Stock options, restricted stock and warrants totaling 3,647,376 shares, 4,718,939 shares and 719,921 shares for the years ended December 31, 2009, 2008 and 2007, respectively, were excluded from the computation of diluted earnings per share because their effect would have been antidilutive. The computation of diluted shares can vary among periods due, in part, to the change in the average price of the Company's common stock.

14. Commitments and Contingencies

The Company leases office space and equipment under non-cancelable lease agreements expiring at various dates through 2022. Office space leases are subject to escalation based on certain costs incurred by the landlord. Minimum rental commitments under such operating and capital leases, net of sublease income, are as follows:

Year Ending December 31,	Operating Leases	Capital Leases
	(In thousands)	
2010	$ 1,777	$ 336
2011	1,996	336
2012	1,939	336
2013	1,946	322
2014	1,988	40
2015 and thereafter	12,762	—
Minimum lease payments	22,408	1,370
Less amount representing interest	—	188
	$22,408	$1,182

Rental expense for the years ended December 31, 2009, 2008 and 2007 was $2.7 million, $2.4 million and $2.2 million, respectively, and is included in occupancy expense in the Consolidated Statements of Operations. Rental expense has been recorded based on the total minimum lease payments after giving effect to rent abatement and concessions, which are being amortized on a straight-line basis over the life of the lease, and sublease income.

The Company has entered into a sublease agreement on one of its leased properties through the April 2011 lease termination date. In May 2008, the Company assigned the lease agreement on another leased property to a third party. The Company is contingently liable should the assignee default on future lease obligations through the November 2015 lease termination date. The aggregate amount of future lease obligations under these two arrangements is $3.7 million as of December 31, 2009.

The Company is contingently obligated for standby letters of credit that were issued to landlords for office space. The Company uses a U.S. government obligation as collateral for these standby letters of credit. This collateral is included with securities and cash provided as collateral in the Consolidated Statements of Financial Condition and had a fair market value as of December 31, 2009 and 2008 of $3.5 million and $3.3 million, respectively.

MarketAxess Corporation executes certain bond transactions between and among institutional investor and broker-dealer clients on a riskless principal basis by serving as counterparty to both the buyer and the seller in matching back-to-back trades, which are then settled through a third-party clearing organization. MarketAxess Corporation acts as intermediary on a riskless principal basis in these bond transactions by serving as counterparty to the two clients involved. Settlement typically occurs within one to three trading days after the trade date. Cash settlement of the transaction occurs upon receipt or delivery of the underlying instrument that was traded. Under a securities clearing agreement with the independent third party, MarketAxess Corporation maintains a collateral deposit with the clearing broker in the form of cash. As of December 31, 2009 and 2008, the collateral deposit included in securities and cash provided as collateral in the Consolidated Statements of Financial Condition was $0.5 million. MarketAxess Corporation is exposed to credit risk in the event a counterparty does not fulfill its obligation to complete a transaction. Pursuant to the terms of the securities clearing agreement between MarketAxess Corporation and the independent clearing broker, the clearing broker has the right to charge MarketAxess Corporation for losses resulting from a counterparty's failure to fulfill its contractual obligations. The losses are not capped at a maximum amount and apply to all trades executed through the clearing broker. At December 31, 2009, MarketAxess Corporation had not recorded any liabilities with regard to this right.

In the normal course of business, the Company enters into contracts that contain a variety of representations, warranties and general indemnifications. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Company that have not yet occurred. However, based on experience, the Company expects the risk of loss to be remote.

In January 2007, a former employee of MarketAxess Corporation commenced an arbitration proceeding before FINRA arising out of the May 2006 termination of such individual's employment with MarketAxess Corporation. This individual subsequently amended his statement of claim to add the Company as a party to the arbitration proceeding. FINRA consolidated all of the former employee's claims into a single proceeding.

The former employee alleges that the Company acted wrongfully as a result of, and in connection with, the decision by the Compensation Committee of the Company's Board of Directors not to accede to the employee's demand for alteration of the terms of certain stock option and restricted stock agreements in order to award the employee additional rights and benefits upon the termination of his employment, *i.e.*, accelerated vesting of all of his then unvested options and shares of restricted stock and waiver of the 90-day time period within which he was contractually required to exercise his vested options. This former employee further alleges that he is entitled to a bonus for the approximately five months that he worked for MarketAxess Corporation during 2006. The alleged damages sought by the claimant total approximately $0.9 million, plus statutory interest, and an unstated amount of punitive damages, costs and expenses.

The FINRA hearing, originally scheduled for February 2009, was further postponed in September 2009 and February 2010. New hearing dates have not yet been established. The Company believes that these claims are wholly without merit and has vigorously defended against them. Based on currently available information, the Company believes that the likelihood of a material loss is not probable. Accordingly, no amount has been provided in the accompanying financial statements. However, arbitration is subject to inherent uncertainties and unfavorable rulings could occur.

15. Segment Information

As an electronic multi-dealer platform for the trading of fixed-income securities, the Company's operations constitute a single business segment. Because of the highly integrated nature of the financial markets in which the Company competes and the integration of the Company's worldwide business activities, the Company believes that results by geographic region or client sector are not necessarily meaningful in understanding its business.

16. Retirement Savings Plans

The Company, through its U.S. and U.K. subsidiaries, offers its employees the opportunity to invest in defined contribution plans. For the years ending December 31, 2009, 2008 and 2007, the Company contributed $0.6 million, $0.4 million and $0.6 million, respectively, to the plans.

17. Customer Concentration

During the years ended December 31, 2009, 2008 and 2007, no single client accounted for more than 10% of total revenue. One institutional investor client accounted for 12.1%, 10.8% and 12.2% of trading volumes during the years ended December 31, 2009, 2008 and 2007, respectively.

18. Subsequent Events

The Company has performed an evaluation of subsequent events through the date of issuance of the accompanying Consolidated Financial Statements.

Item 9. ***Changes in and Disagreements with Accountants on Accounting and Financial Disclosure.***

None.

Item 9A. ***Controls and Procedures.***

(a) *Evaluation of Disclosure Controls and Procedures.* Our management, including the Chief Executive Officer and Chief Financial Officer, evaluated the effectiveness of our "disclosure controls and procedures," as that term is defined in Rule 13a-15(e) and Rule 15d-15(e) promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), as of December 31, 2009. Based on that evaluation, the Chief Executive Officer and Chief Financial Officer concluded that the disclosure controls and procedures are effective to ensure that information required to be disclosed by MarketAxess in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms, and to ensure that information is accumulated and communicated to our management, including the Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.

(b) *Management's Annual Report on Internal Control Over Financial Reporting.* See Item 8 of this Annual Report on Form 10-K.

(c) *Attestation Report of the Independent Registered Public Accounting Firm.* See Report of Independent Registered Public Accounting Firm included in Item 8 of this Annual Report on Form 10-K.

(d) *Changes in Internal Control Over Financial Reporting.* There were no changes in our internal control over financial reporting (as defined in Rule 13a-15(f) and Rule 15d-15(f) under the Exchange Act) during the quarter ended December 31, 2009 identified in connection with the evaluation thereof by our management, including the Chief Executive Officer and Chief Financial Officer, that materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Item 9B. ***Other Information.***

None.

PART III

Item 10. *Directors, Executive Officers and Corporate Governance.*

The information required by this item is incorporated herein by reference to the sections entitled "Proposal 1 — Election of Directors," "Corporate Governance and Board Matters," "Executive Officers" and "Other Matters — Section 16(a) beneficial ownership reporting compliance" in the Company's definitive Proxy Statement (the "Proxy Statement") for the Annual Meeting of Stockholders to be held in the second quarter of 2010. The Company intends to file the Proxy Statement within 120 days after the end of its fiscal year (i.e., on or before April 30, 2010). The Company's Code of Conduct applicable to directors and all employees, including senior financial officers, is available on the Company's website at www.marketaxess.com. If the Company makes any amendments to its Code of Conduct that is required to be disclosed pursuant to the Exchange Act, the Company will make such disclosures on its website.

Item 11. *Executive Compensation.*

The information required by this item is incorporated herein by reference to the sections entitled "Compensation Discussion and Analysis," "Report of the Compensation Committee of the Board of Directors," "Executive Compensation" and "Corporate Governance and Board Matters — Directors compensation" in the Company's Proxy Statement.

Item 12. *Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters.*

The information required by this item with respect to the security ownership of certain beneficial owners and management is incorporated herein by reference to the section entitled "Security Ownership of Certain Beneficial Owners and Management" in the Company's Proxy Statement.

Equity Compensation Plan Information

The following table provides certain information regarding common stock authorized for issuance under the Company's equity compensation plans as of December 31, 2009.

Plan Category	Number of Securities to be Issued upon Exercise of Outstanding Options, Warrants and Rights (a)	Weighted-Average Exercise Price of Outstanding Options, Warrants and Rights (b)	Number of Securities Remaining Available for Future Issuance under Equity Compensation Plans (Excluding Securities Reflected in Column (a)) (c)
Equity compensation plans approved by stockholders(1)	4,277,669	$10.43	4,924,500
Equity compensation plans not approved by stockholders(2)	888,889	$ 2.70	—
Total	5,166,558	$ 9.10	4,924,500

(1) These plans consist of the Company's 2004 Stock Incentive Plan (Amended and Restated Effective April 28, 2006), 2001 Stock Incentive Plan and 2000 Stock Incentive Plan.

(2) Represents the grant of a stock option made in February 2003 to a senior officer. This option is fully vested.

Item 13. *Certain Relationships and Related Transactions, and Director Independence.*

The information required by this item is incorporated herein by reference to the section entitled "Certain Relationships and Related Party Transactions" in the Company's Proxy Statement.

Item 14. *Principal Accounting Fees and Services.*

The information required by this item is incorporated herein by reference to the section entitled "Proposal 2 — Ratification of Selection of Independent Registered Public Accounting Firm — Audit and other fees" in the Company's Proxy Statement.

PART IV

Item 15. *Exhibits and Financial Statement Schedules.*

(a) Financial Statements and Schedules

The financial statements are set forth under Item 8 of this Annual Report on Form 10-K. Financial statement schedules have been omitted since they are either not required, not applicable, or the information is otherwise included.

(b) Exhibit Listing

Number	Description
3.1	Intentionally omitted
3.2*	Amended and Restated Certificate of Incorporation
3.3	Intentionally omitted
3.4*	Amended and Restated Bylaws
3.5	Form of Certificate of Designation of Series A Preferred Stock of MarketAxess Holdings Inc. (incorporated by reference to Exhibit 3.1 to the registrant's Registration Statement on Form 8-A dated June 3, 2008)
3.6	Form of Certificate of Designation of Series B Preferred Stock of MarketAxess Holdings Inc. (incorporated by reference to Exhibit 3.2 to the registrant's Current Report on Form 8-K dated June 2, 2008)
4.1*	Specimen Common Stock certificate
4.2*	Sixth Amended and Restated Registration Rights Agreement
4.3*	See Exhibits 3.2 and 3.4 for provisions defining the rights of holders of common stock and non-voting common stock of the registrant
4.4	Investor Rights Agreement by and among MarketAxess Holdings Inc., a Delaware corporation, TCV VI, L.P., a Delaware limited partnership, and TCV Member Fund, L.P., a Delaware limited partnership, dated June 2, 2008 (incorporated by reference to Exhibit 4.1 to the registrant's Current Report on Form 8-K dated June 2, 2008)
4.5	Form of Warrant issued by MarketAxess Holdings Inc. (incorporated by reference to Exhibit 4.2 to the registrant's Current Report on Form 8-K dated June 2, 2008)
4.6	Stockholders Rights Agreement, dated as of June 2, 2008 by and between MarketAxess Holdings Inc. and American Stock Transfer & Trust Company, LLC, as Rights Agent (incorporated by reference to Exhibit 4.1 to the registrant's Registration Statement on Form 8-A dated June 3, 2008)
10.1(a)	Employment Agreement, dated as of May 3, 2004, by and between MarketAxess Holdings Inc. and Richard M. McVey (incorporated by reference to Exhibit 10.1 to the registrant's Registration Statement on Form S-1, as amended (Registration No. 333-112718)#
10.1(b)	Amendment to Employment Agreement, dated as of December 19, 2008, by and between MarketAxess Holdings Inc. and Richard M. McVey (incorporated by reference to Exhibit 10.1(b) to the registrant's Form 10-K for the year ended December 31, 2008 filed on March 3, 2009)#
10.2(a)*	Restricted Stock Purchase Agreement, dated as of June 11, 2001, by and between MarketAxess Holdings Inc. and Richard M. McVey#
10.2(b)*	Full Recourse Secured Promissory Note, dated June 11, 2001, by Richard M. McVey in favor of MarketAxess Holdings Inc.#
10.2(c)*	Non-Recourse Secured Promissory Note, dated June 11, 2001, by Richard M. McVey in favor of MarketAxess Holdings Inc.#
10.2(d)*	Stock Pledge Agreement, dated as of June 11, 2001, by and between MarketAxess Holdings Inc. and Richard M. McVey#
10.2(e)*	Restricted Stock Purchase Agreement, dated as of July 1, 2001, by and between MarketAxess Holdings Inc. and Richard M. McVey#
10.2(f)*	Full Recourse Secured Promissory Note, dated July 1, 2001, by Richard M. McVey in favor of MarketAxess Holdings Inc.#

Number	Description
10.2(g)*	Non-Recourse Secured Promissory Note, dated July 1, 2001, by Richard M. McVey in favor of MarketAxess Holdings Inc.#
10.2(h)*	Stock Pledge Agreement, dated as of July 1, 2001, by and between MarketAxess Holdings Inc. and Richard M. McVey#
10.3*	Stock Option Agreement, dated February 7, 2003, by and between MarketAxess Holdings Inc. and Richard M. McVey#
10.4	Intentionally omitted
10.5	Intentionally omitted
10.6*	MarketAxess Holdings Inc. Amended and Restated 2000 Stock Incentive Plan#
10.7*	MarketAxess Holdings Inc. Amended and Restated 2001 Stock Incentive Plan#
10.8*	Amendment No. 1 to the MarketAxess Holdings Inc. Amended and Restated 2001 Stock Incentive Plan#
10.9*	Amendment to the MarketAxess Holdings Inc. 2001 and 2000 Stock Incentive Plans#
10.10(a)	MarketAxess Holdings Inc. 2004 Stock Incentive Plan (amended and restated effective April 28, 2006) (incorporated by reference to Appendix A to the registrant's Proxy Statement for its Annual Meeting for Stockholders held on June 7, 2006, filed on May 1, 2006)#
10.10(b)	Form of Incentive Stock Option Agreement pursuant to the MarketAxess Holdings Inc. 2004 Stock Incentive Plan (amended and restated effective April 28, 2006) (incorporated by reference to Appendix B to the registrant's Proxy Statement for its Annual Meeting of Stockholders held on June 7, 2006, filed on May 1, 2006)#
10.10(c)	Form of Non Qualified Stock Option Agreement pursuant to the MarketAxess Holdings Inc. 2004 Stock Incentive Plan (amended and restated effective April 28, 2006) (incorporated by reference to Appendix C to the registrant's Proxy Statement for its Annual Meeting of Stockholders held on June 7, 2006, filed on May 1, 2006)#
10.11*	MarketAxess Holdings Inc. 2004 Annual Performance Incentive Plan#
10.12*	Form of Indemnification Agreement
10.13	Restricted Stock Agreement Pursuant to MarketAxess Holdings Inc. 2004 Stock Incentive Plan, dated as of January 31, 2006, by and between MarketAxess Holdings Inc. and Richard M. McVey (incorporated by reference to Exhibit 10.1 to the registrant's Current Report on Form 8-K dated March 30, 2006)#
10.14(a)	Offer Letter dated August 21, 2006 between MarketAxess Holdings Inc. and T. Kelley Millet (incorporated by reference to Exhibit 10.1 to the registrant's Current Report on Form 8-K dated September 12, 2006)#
10.14(b)	Amendment to Employment Agreement, dated as of December 23, 2008, by and between MarketAxess Holdings Inc. and T. Kelley Millet (incorporated by reference to Exhibit 10.14(b) to the registrant's Form 10-K for the year ended December 31, 2008 filed on March 3, 2009)#
10.15	Stock Option Agreement dated September 13, 2006 between MarketAxess Holdings Inc. and T. Kelley Millet (incorporated by reference to Exhibit 10.1 to the registrant's Current Report on Form 8-K dated September 13, 2006)#
10.16	Restricted Stock Agreement dated September 13, 2006 between MarketAxess Holdings Inc. and T. Kelley Millet (incorporated by reference to Exhibit 10.2 to the registrant's Current Report on Form 8-K dated September 13, 2006)#
10.17	Form of Performance Share Award Agreement for Messrs. McVey and Millet pursuant to the MarketAxess Holdings Inc. 2004 Stock Incentive Plan (as amended and restated effective April 28, 2006) (incorporated by reference to Exhibit 10.1 to the registrant's Current Report on Form 8-K dated January 15, 2008)#
10.18	Form of Performance Share Award Agreement for Employees other than Messrs. McVey and Millet pursuant to the MarketAxess Holdings Inc. 2004 Stock Incentive Plan (as amended and restated effective April 28, 2006) (incorporated by reference to Exhibit 10.2 to the registrant's Current Report on Form 8-K dated January 15, 2008)#
10.19	Form of Restricted Stock Agreement for Employees other than Messrs. McVey and Millet pursuant to the MarketAxess Holdings Inc. 2004 Stock Incentive Plan (as amended and restated effective April 28, 2006) (incorporated by reference to Exhibit 10.3 to the registrant's Current Report on Form 8-K dated January 15, 2008)#

Number	Description
10.20	Form of Incentive Stock Option Agreement for Employees other than Messrs. McVey and Millet pursuant to the MarketAxess Holdings Inc. 2004 Stock Incentive Plan (as amended and restated effective April 28, 2006) (incorporated by reference to Exhibit 10.4 to the registrant's Current Report on Form 8-K dated January 15, 2008)#
10.21	Form of Incentive Stock Option Agreement for Mr. McVey pursuant to the MarketAxess Holdings Inc. 2004 Stock Incentive Plan (as amended and restated effective April 28, 2006) (incorporated by reference to Exhibit 10.5 to the registrant's Current Report on Form 8-K dated January 15, 2008)#
10.22	Form of Incentive Stock Option Agreement for Mr. Millet pursuant to the MarketAxess Holdings Inc. 2004 Stock Incentive Plan (as amended and restated effective April 28, 2006) (incorporated by reference to Exhibit 10.6 to the registrant's Current Report on Form 8-K dated January 15, 2008)#
10.23	Stock Purchase and Investment Agreement, dated as of March 5, 2008, by and among MarketAxess Technologies Inc., Greenline Financial Technologies, Inc., the Sellers party thereto and the Sellers' Representative party thereto (incorporated by reference to Exhibit 10.1 to the registrant's Current Report on Form 8-K dated March 5, 2008)
10.24	Form of MarketAxess Holdings Inc. Restricted Stock Agreement, dated as of March 5, 2008, by and between MarketAxess Holdings Inc. and each of the Sellers party to the Stock Purchase and Investment Agreement listed as Exhibit 10.23 above (incorporated by reference to Exhibit 10.2 to the registrant's Current Report on Form 8-K dated March 5, 2008)
10.25	Escrow Agreement, dated as of March 5, 2008, by and among MarketAxess Technologies Inc., the Sellers' Representative and JPMorgan Chase Bank, National Association, as escrow agent (incorporated by reference to Exhibit 10.3 to the registrant's Current Report on Form 8-K dated March 5, 2008)
10.26	Securities Purchase Agreement by and among MarketAxess Holdings Inc., a Delaware corporation, TCV VI, L.P., a Delaware limited partnership, and TCV Member Fund, L.P., a Delaware limited partnership, dated June 2, 2008 (incorporated by reference to Exhibit 10.1 to the registrant's Current Report on Form 8-K dated June 2, 2008)
10.27	Form of Restricted Stock Agreement for Messrs. McVey and Millet pursuant to the MarketAxess Holdings Inc. 2004 Stock Incentive Plan (Amended and Restated effective April 28, 2006) (incorporated by reference to Exhibit 10.1 to the registrant's Current Report on Form 8-K dated January 23, 2009)#
10.28(a)	MarketAxess Severance Pay Plan, effective August 1, 2006 (incorporated by reference to Exhibit 10.28(a) to the registrant's Form 10-K for the year ended December 31, 2008 filed on March 3, 2009)#
10.28(b)	Amendment No. 1 to MarketAxess Severance Pay Plan, dated as of December 17, 2008 (incorporated by reference to Exhibit 10.28(b) to the registrant's Form 10-K for the year ended December 31, 2008 filed on March 3, 2009)#
21.1**	Subsidiaries of the Registrant
23.1**	Consent of PricewaterhouseCoopers LLP
31.1**	Certification by Chief Executive Officer pursuant to Exchange Act Rule 13a-14(a), as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
31.2**	Certification by Chief Financial Officer pursuant to Exchange Act Rule 13a-14(a), as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
32.1**	Certification by Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
32.2**	Certification by Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

* Incorporated by reference to the identically-numbered exhibit to the registrant's Registration Statement on Form S-1, as amended (Registration No. 333-112718).

** Filed herewith.

Management contract or compensatory plan or arrangement.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MARKETAXESS HOLDINGS INC.

By: /s/ RICHARD M. MCVEY
Richard M. McVey
Chief Executive Officer

Date: February 26, 2010

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed by the following persons on behalf of the registrant and in the capacities and on the dates indicated:

Signature	Title(s)	Date
/s/ RICHARD M. MCVEY Richard M. McVey	Chief Executive Officer and Chairman of the Board of Directors (principal executive officer)	February 26, 2010
/s/ JAMES N.B. RUCKER James N.B. Rucker	Chief Financial Officer (principal financial and accounting officer)	February 26, 2010
/s/ ROGER BURKHARDT Roger Burkhardt	Director	February 26, 2010
/s/ STEPHEN P. CASPER Stephen P. Casper	Director	February 26, 2010
/s/ DAVID G. GOMACH David G. Gomach	Director	February 26, 2010
/s/ CARLOS HERNANDEZ Carlos Hernandez	Director	February 26, 2010
/s/ RONALD M. HERSCH Ronald M. Hersch	Director	February 26, 2010
/s/ JEROME S. MARKOWITZ Jerome S. Markowitz	Director	February 26, 2010
/s/ T. KELLEY MILLET T. Kelley Millet	President and Director	February 26, 2010
/s/ NICOLAS S. ROHATYN Nicolas S. Rohatyn	Director	February 26, 2010
/s/ JOHN STEINHARDT John Steinhardt	Director	February 26, 2010
/s/ ROBERT TRUDEAU Robert Trudeau	Director	February 26, 2010

Exhibit 21.1

SUBSIDIARIES OF THE REGISTRANT

Name	Place of Incorporation of Organization
MarketAxess Corporation	Delaware
MarketAxess Technologies Inc.	Delaware
MarketAxess Europe Limited	United Kingdom
MarketAxess Canada Limited	Nova Scotia, Canada
Greenline Financial Technologies, Inc.	Illinois

Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We hereby consent to the incorporation by reference in the Registration Statements on Form S-3 (File Number 333-155628) and Form S-8 (File Numbers 333-120229 and 333-136101) of MarketAxess Holdings Inc. of our report dated February 24, 2010, relating to the consolidated financial statements and the effectiveness of internal control over financial reporting, which appears in this Form 10-K.

/s/ PRICEWATERHOUSECOOPERS LLP

PricewaterhouseCoopers LLP

New York, New York
February 24, 2010

Exhibit 31.1

CERTIFICATIONS

I, Richard M. McVey, certify that:

1. I have reviewed this annual report on Form 10-K of MarketAxess Holdings Inc.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

/s/ RICHARD M. MCVEY

Richard M. McVey
Chief Executive Officer
(principal executive officer)

Dated: February 24, 2010

Exhibit 31.2

CERTIFICATIONS

I, James N.B. Rucker, certify that:

1. I have reviewed this annual report on Form 10-K of MarketAxess Holdings Inc.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

/s/ JAMES N.B. RUCKER

James N.B. Rucker
Chief Financial Officer
(principal financial and accounting officer)

Dated: February 24, 2010

Exhibit 32.1

Certification Under Section 906 of the Sarbanes-Oxley Act of 2002
(United States Code, Title 18, Chapter 63, Section 1350)
Accompanying Annual Report on Form 10-K of
MarketAxess Holdings Inc. for the Year Ended December 31, 2009

In connection with the Annual Report on Form 10-K of MarketAxess Holdings Inc. (the "Company") for the year ended December 31, 2009, as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, Richard M. McVey, Chief Executive Officer of the Company, hereby certify, pursuant to 18 U.S.C. Section 1350, that:

(1) The Report fully complies with the requirements of Section 13(a) or 15(d), as applicable, of the Securities Exchange Act of 1934; and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

/s/ RICHARD M. MCVEY

Richard M. McVey
Chief Executive Officer

February 24, 2010

This certification shall not be deemed "filed" for purposes of Section 18 of the Securities Exchange Act of 1934, or otherwise subject to the liability of that section, nor shall it be deemed to be incorporated by reference into any filing under the Securities Act of 1933 or the Securities Exchange Act of 1934, except to the extent the Company specifically incorporates it by reference.

Exhibit 32.2

Certification Under Section 906 of the Sarbanes-Oxley Act of 2002
(United States Code, Title 18, Chapter 63, Section 1350)
Accompanying Annual Report on Form 10-K of
MarketAxess Holdings Inc. for the Year Ended December 31, 2009

In connection with the Annual Report on Form 10-K of MarketAxess Holdings Inc. (the "Company") for the year ended December 31, 2009, as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, James N.B. Rucker, Chief Financial Officer of the Company, hereby certify, pursuant to 18 U.S.C. Section 1350, that:

(1) The Report fully complies with the requirements of Section 13(a) or 15(d), as applicable, of the Securities Exchange Act of 1934; and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

/s/ JAMES N.B. RUCKER

James N.B. Rucker
Chief Financial Officer

February 24, 2010

This certification shall not be deemed "filed" for purposes of Section 18 of the Securities Exchange Act of 1934, or otherwise subject to the liability of that section, nor shall it be deemed to be incorporated by reference into any filing under the Securities Act of 1933 or the Securities Exchange Act of 1934, except to the extent the Company specifically incorporates it by reference.

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